As filed with the Securities and Exchange Commission on March 5, 2009
Registration No. 333-156726
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HERE MEDIA INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	4841	26-3962587
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10990 Wilshire Boulevard,
Penthouse
Los Angeles, CA 90024
(310) 806-4288
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen P. Jarchow
Chairman
Here Media Inc.
10990 Wilshire Boulevard,
Penthouse
Los Angeles, CA 90024
(310) 806-4288
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Daniel E. Steimle Chief Executive Officer PlanetOut Inc. 1355 Sansome Street San Francisco, CA 94111 (415) 834-6500	Michael J. Sullivan, Esq. Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation Three Embarcadero Center, 7th Floor San Francisco, CA 94111 (415) 434-1600	James R. Walther, Esq. Mayer Brown LLP 350 South Grand Avenue, 25th Floor Los Angeles, CA 90071-1503 (213) 229-9500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction in which the offer or sale would not be permitted.

SUBJECT TO COMPLETION, DATED MARCH 5, 2009.

PROXY STATEMENT/PROSPECTUS

PROPOSED BUSINESS COMBINATION — YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

On January 8, 2009, PlanetOut Inc., Here Networks LLC and Regent Entertainment Media Inc. agreed to combine and establish a new holding company to be named Here Media Inc. PlanetOut will be merging with a subsidiary of Here Media, and all of the owners of Here Networks and Regent Entertainment Media will be contributing the stock and limited liability company interests in those companies to Here Media. We are proposing the transaction because we believe the combined strengths of our companies will enable us to achieve significant operating efficiencies and produce substantial benefits for clients and equityholders of all of the companies. As a stockholder of PlanetOut, we are asking for your support and for your vote in favor of the merger at our special meeting.

When the proposed business combination is completed:

•	PlanetOut stockholders will receive one share of Here Media common stock, together with one share of Here Media special stock, as described in this document, for each share of PlanetOut common stock that the stockholder owns immediately prior to the effective time of the proposed business combination, which will result in former PlanetOut stockholders owning 20% of Here Media’s outstanding common stock and 100% of its outstanding special stock following completion of the transaction; and

•	the owners of Here Networks and Regent Entertainment Media will receive that number of shares of Here Media’s common stock such that they will own 80% of Here Media’s outstanding common stock following completion of the transaction.

The special stock is a type of capital stock of Here Media being issued in the proposed business combination only to the stockholders of PlanetOut for the purposes of providing a limited form of downside protection to them in the event of a liquidation, dissolution or winding up of Here Media that occurs within four years after the proposed business combination and in which the holders of Here Media common stock would, but for the effect of the special stock, receive less than $4.00 per share. The special stock will rank, with respect to the distribution of assets upon liquidation, dissolution or winding-up of Here Media, senior and prior in right to the common stock and junior to all series of Here Media’s preferred stock outstanding at any time. A sale of Here Media under certain circumstances is considered a liquidation for purposes of the special stock. The holders of special stock will not be entitled to vote on any matter to be voted on by stockholders, except as required by law.

PlanetOut has scheduled a special meeting of its stockholders on          , 2009 to vote on the merger proposal. Regardless of the number of shares that you own or whether you plan to attend the meeting, it is important that your shares be represented and voted. Voting instructions are inside.

PlanetOut’s board of directors has approved the merger agreement and determined that the merger is advisable and in the best interests of PlanetOut and its stockholders. Accordingly, PlanetOut’s board of directors recommends that PlanetOut stockholders vote to adopt the merger agreement and approve the merger.

This document provides you with detailed information about the proposed business combination. We encourage you to read the entire document carefully.

Neither the Here Media common stock nor the Here Media special stock will be listed on any securities exchange or quoted on any automated quotation system. PlanetOut’s common stock is currently traded on the Nasdaq Global Market under the symbol “LGBT.” The stock of Here Networks and of Regent Entertainment Media is not publicly traded.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page 8 of this document for a discussion of various risks you should consider in evaluating the proposed business combination.

Daniel E. Steimle
Chief Executive Officer
PLANETOUT INC.

This proxy statement/prospectus is dated March   , 2009, and was first mailed to PlanetOut stockholders on or about March   , 2009.

PLANETOUT INC.
1355 SANSOME STREET
SAN FRANCISCO, CALIFORNIA 94111
(415) 834-6500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On          , 2009

TO OUR STOCKHOLDERS:

A special meeting of stockholders will be held on          ,          , 2009 at   a.m., local time, at our San Francisco offices, located at 1355 Sansome Street, San Francisco, California 94111. The purpose of this special meeting is: (1) to consider and vote upon a proposal (i) to adopt the Agreement and Plan of Merger, dated as of January 8, 2009, by and among PlanetOut Inc., Here Media Inc., HMI Merger Sub, and the HMI Owners and the HMI Entities signatory thereto and (ii) to approve the merger of HMI Merger Sub with and into PlanetOut with PlanetOut surviving and becoming a wholly owned subsidiary of Here Media Inc., a newly formed holding company; and (2) to adjourn the meeting to a later date, if necessary.

We describe these items of business more fully in our proxy statement which we are sending to you along with this notice.

Our Board of Directors has fixed the close of business on          , 2009 as the record date as of which we determine the stockholders who are entitled to receive this notice and to vote at our special meeting and at any adjournment or postponement of our special meeting.

By Order of the Board of Directors

TODD A. HUGE
Secretary

San Francisco, California
          , 2009

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. IF YOU DO NOT RETURN THE ENCLOSED PROXY, YOU MAY VOTE YOUR SHARES ON THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY OR BY TELEPHONE BY USING THE TOLL-FREE TELEPHONE NUMBER SHOWN ON THE PROXY. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving these materials?

A:	Here Networks LLC, a Texas limited liability company, and Regent Entertainment Media Inc., a Delaware corporation, collectively referred to in this document as the HMI Entities, and PlanetOut have agreed to combine their businesses. To achieve this, PlanetOut will merge with a wholly owned subsidiary of a newly formed holding company named Here Media Inc., and the owners of the HMI Entities will contribute all of the stock and limited liability company interests in those companies to Here Media. Through these transactions, PlanetOut and the HMI Entities will become wholly owned subsidiaries of Here Media. The merger cannot be completed without the approval of the stockholders of PlanetOut. We are sending you these materials to help you decide whether to approve the merger. If you do not vote your shares, the effect will be a vote against the merger.

Unless the context indicates otherwise, references in this proxy statement/prospectus to “PlanetOut” mean PlanetOut Inc. and its subsidiaries, to “HMI Entities” mean Here Networks, LLC and Regent Entertainment Media Inc., and to “HMI Owners” mean Stephen P. Jarchow, Paul A. Colichman and Here Management LLC. In this proxy statement/prospectus, the Agreement and Plan of Merger, dated as of January 8, 2009, among PlanetOut, Here Media, HMI Merger Sub, which is a wholly owned subsidiary of Here Media referred to as the “Merger Sub,” and the HMI Owners and the HMI Entities signatory thereto is referred to as the “merger agreement.” The effective time of the merger of PlanetOut with the Merger Sub and the contribution of the stock and limited liability company interests of the HMI Entities to Here Media, which will all take place simultaneously, is referred to as the “effective time of the proposed business combination” or the “effective time.” The merger and the contribution are sometimes referred to in this document as the “proposed business combination.”

Q:	Why is PlanetOut proposing the merger?

A:	We are proposing the merger because we believe that the combined strengths of PlanetOut and the HMI Entities will enable us to achieve significant operating efficiencies and produce substantial benefits for our clients and equityholders. By combining the companies, we believe Here Media will create the potential for stronger operating results and a stronger financial position than PlanetOut and the HMI Entities could achieve on their own.

Q:	What will I receive in the merger?

A:	In the merger, each PlanetOut stockholder will receive one share of Here Media common stock, together with one share of Here Media special stock, referred to as “special stock,” for each share of PlanetOut common stock that the stockholder owns immediately prior to the effective time of the merger.

In exchange for their ownership interests in the HMI Entities that they will contribute to Here Media, the HMI Owners will receive the number of shares of Here Media common stock necessary to result in their owning 80% of Here Media’s common stock following the proposed business combination.

Q:	What is special stock?

A:	Special stock is a type of capital stock of Here Media being issued in the proposed business combination only to the stockholders of PlanetOut for the purposes of providing a limited form of downside protection to them in the event of a liquidation, dissolution or winding up of Here Media that occurs within four years after the proposed business combination and in which the holders of Here Media common stock would, but for the effect of the special stock, receive less than $4.00 per share. In that event, the holders of special stock would be entitled to a priority claim on any liquidation proceeds otherwise distributable to holders of Here Media common stock in an amount such that the liquidation proceeds they receive, when added to the liquidation proceeds payable on an equal number of shares of Here Media common stock after giving effect to the liquidation priority of the special stock, would equal $4.00 per share of total liquidation proceeds, to the extent such funds are available after payments of all creditor claims and all liquidation preferences and accrued dividends payable to holders of preferred stock, if any. The $4.00 per share priority claim to liquidation proceeds is subject to possible adjustments in some events. A sale of Here Media for consideration consisting of at least 50% cash or publicly traded securities is considered a liquidation for purposes of the special stock. The special stock will be canceled four years from the date of issuance, or earlier in some circumstances. After completion of the proposed business combination, special stock will be transferable and freely tradable independent of Here Media common stock, but will not be listed on any stock exchange. Here Media does not expect that a regular trading market will develop for the special stock, and it does not intend to make efforts to promote the development of such a market.

Q:	What percent of Here Media will be owned by current PlanetOut stockholders and current owners of the HMI Entities?

A:	After the completion of the proposed business combination, current PlanetOut stockholders will own 20% of the common stock of Here Media and the current owners and members of the HMI Entities will own 80% of the common stock of Here Media. The current PlanetOut stockholders will also own 100% of Here Media’s special stock, which will not have general voting rights.

Q:	Will Here Media pay any dividends?

A:	PlanetOut has not paid any cash dividends on its common stock, and Here Media does not anticipate paying any cash dividends on its common stock for the foreseeable future.

Q:	Will my shares of Here Media common stock be listed?

A:	Neither the Here Media common stock nor the Here Media special stock will be listed on any securities exchange or quoted on any automated quotation system.

Q:	When do you expect the proposed business combination to be completed?

A:	We are working to complete the proposed business combination as soon as possible. A number of conditions must be satisfied before we can complete the proposed business combination, including approval of the merger by stockholders of PlanetOut. We hope to complete the proposed business combination in the spring of 2009. However, we cannot assure you as to when or whether the proposed business combination will be completed. The merger agreement provides that it may be terminated by Here Media or Planet Out if the proposed business combination is not completed by April 30, 2009.

Q:	Who will be the directors of Here Media following the proposed business combination?

A:	Upon completion of the proposed business combination, Here Media’s board of directors will consist of three members who will initially be Messrs. Jarchow and Colichman, who are the principal owners and executive officers of the HMI Entities, and Phillip S. Kleweno, who is currently chairman of the board of directors of PlanetOut.

Q:	Who will be the members of Here Media’s senior management following the proposed business combination?

A:	Upon completion of the proposed business combination, Mr. Jarchow will be chairman of the board, Mr. Colichman will be chief executive officer and president, and Mr. Tony Shyngle will be chief accounting officer, of Here Media.

Q:	Should I send in my stock certificates now?

A:	PlanetOut stockholders should not send in their stock certificates now. PlanetOut stockholders will receive a letter of transmittal form and written instructions for exchanging their stock certificates for Here Media common stock and special stock after the merger is completed. Stock certificates received without the letter of transmittal form will be returned to the stockholder submitting them, which could result in delay in receipt by such stockholders of the merger consideration for their stock.

Q:	What do I need to do now?

A:	After carefully reading this document, please submit a proxy for your shares as soon as possible. PlanetOut stockholders can submit a proxy by:

• using the toll-free phone number listed on their proxy cards and following the recorded instructions;

• going to the Internet website listed on their proxy cards and following the instructions provided; or

• completing and returning the proxy card.

Q:	When and where will PlanetOut stockholders meet?

A:	PlanetOut will hold a special meeting of its stockholders on , 2009, at a.m., local time, at PlanetOut’s San Francisco offices, located at 1355 Sansome Street, San Francisco, California 94111.

Q:	Who can vote at the PlanetOut special meeting?

A:	Only holders of record of PlanetOut common stock at the close of business on , 2009, which is the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What stockholder approval is needed?

A:	The affirmative vote of the holders of at least a majority of the outstanding shares of PlanetOut common stock will be needed to approve the merger.

Q:	If I am planning to attend the meeting in person, should I still grant my proxy?

A:	Yes. Whether or not you plan to attend the meeting, you should grant your proxy as described above. Failure of a PlanetOut stockholder to vote in person or by proxy will have the same effect as a vote against the adoption of the merger agreement and approval of the merger. Submitting your proxy now will not prevent you from voting at the meeting, but will assure that your vote is counted if you become unable to attend.

Q:	Can I change my vote after I have granted my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting by:

• sending a written notice to the corporate secretary of PlanetOut before the meeting stating that you would like to revoke your proxy;

• completing and signing a later-dated proxy card and returning it by mail prior to the meeting;

• using the toll-free phone number or Internet website listed on the proxy card and following the instructions provided prior to p.m., Pacific time, on the day prior to the meeting; or

• attending the meeting and voting in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me without my instruction?

A:	No. If your shares are held in “street name” by a broker, the broker may only vote the shares which it holds for you in accordance with your instructions. It is important that you instruct your broker by submitting your proxy promptly to ensure that all shares of PlanetOut common stock that you own are voted as you wish at the special meeting. To do so, you should follow the directions that your broker provides to you.

Q:	Will the merger be taxable to me?

A:	The merger generally will not be taxable to PlanetOut stockholders. You should carefully read the description of material U.S. federal income tax consequences included in this document.

Q:	Am I entitled to have my shares appraised if I dissent from the merger?

A:	Yes. Under Delaware law, PlanetOut stockholders will have appraisal rights in connection with the merger, but only if they comply with the procedures described in this document.

Q:	Whom do I call if I have further questions about voting, the special meeting or the proposed business combination?

A:	If you have any questions about any of these matters, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact PlanetOut’s Investor Relations at (415) 834-6389.

No person is authorized to give any information or to make any representation with respect to the matters that this document describes other than those contained in this document and, if given or made, any such information or representation must not be relied upon as having been authorized by PlanetOut, the HMI Entities or the HMI Owners. This document does not constitute an offer to sell or a solicitation of an offer to buy securities or solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this document nor any distribution of securities made under this document shall, under any circumstances, create an implication that there has been no change in the affairs of PlanetOut, Here Media or the HMI Entities since the date of this document or that the information contained in this document is correct as of any time subsequent to its date.

v

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus. This summary is not complete and may not contain all the information that is important to you. To understand the merger agreement and the proposed business combination more fully, and for a more complete description of the legal terms of the merger agreement and the proposed business combination, you should carefully read this entire proxy statement/prospectus and the other documents attached as Annexes A through D hereto and those referred to herein.

Summary of Business of the Combined Company (See page [ • ])

Here Media Inc. is a newly-formed company incorporated in Delaware in January 2009 in connection with the proposed business combination of PlanetOut and the HMI Entities. Here Media has not conducted any activities other than those incident to its formation, the matters contemplated by the merger agreement and the preparation of this document. Upon completion of the proposed business combination, PlanetOut and the HMI Entities will each be a wholly owned subsidiary of Here Media. Here Media’s executive offices are located at 10990 Wilshire Boulevard, Penthouse, Los Angeles, CA 90024, and its telephone number is (310) 806-4288.

PlanetOut is a leading media and entertainment company serving the lesbian, gay, bisexual and transgender, or LGBT, community through its flagship websites, Gay.com and PlanetOut.com. These websites provide revenues from advertising services and subscription services. PlanetOut’s executive offices are located at 1355 Sansome Street, San Francisco, California 94111, and its telephone number is (415) 834-6500.

Here Networks offers original movies, series, documentaries and music specials tailored for the LGBT community on a subscription and transactional basis via cable television, direct-to-home (also referred to as DTH) satellite television, fiber-optic television and the Internet under the brand name “here!”. Here Networks has agreements with major cable, satellite and fiber-optic television operators in the United States, including Comcast, Cablevision, Time Warner, Charter, DirecTV, EchoStar, Verizon, AT&T and Cox. Here Networks’ video-on-demand and subscription video-on-demand (also referred to as VOD and SVOD) and/or regularly scheduled (also referred to as linear) television channel services were available through cable, satellite and fiber-optic television providers who served approximately 34 million domestic television households in the United States as of December 31, 2008, according to internal data based on reports provided by these operators. Here Networks generates revenue from the receipt of fees paid by its subscribers for its SVOD and linear television channel services and transactional fees paid by viewers of its VOD services. Here Networks’ executive offices are located at 10990 Wilshire Boulevard, Penthouse, Los Angeles, California 90024, and its telephone number is (310) 806-4288.

Regent Entertainment Media publishes magazines targeting the LGBT community. Its business consists of the former magazine publishing operations of PlanetOut that were conducted through LPI Media, Inc., substantially all of the assets and liabilities of which were acquired by Regent Entertainment Media from PlanetOut in August 2008. Regent Entertainment Media currently publishes three magazines on a regular basis, The Advocate, Out and HIVPlus. Regent Entertainment Media offers Out and The Advocate on a subscription basis, while it offers HIVPlus free to health care professionals and organizations. It also distributes digital editions of Out and The Advocate. Regent Entertainment Media’s revenues are derived principally from subscriptions for its magazines and fees charged for advertising in its magazines. Regent Entertainment Media’s executive offices are located at 10990 Wilshire Boulevard, Penthouse, Los Angeles, California 90024, and its telephone number is (310) 806-4288.

Here Media intends to continue the businesses currently conducted by PlanetOut and the HMI Entities and plans to expand in other areas of content production and distribution. PlanetOut and the HMI Entities currently are developing the integration plan for the combination of their businesses.

Structure of the Proposed Business Combination (See page [ • ])

The proposed business combination will be accomplished in two concurrent steps. The first will be the merger of a wholly owned subsidiary of Here Media, named HMI Merger Sub, with and into PlanetOut, in which one share of Here Media common stock and one share of Here Media special stock will be issued in exchange for each outstanding share of PlanetOut common stock. PlanetOut will be the surviving corporation in the merger and the wholly owned subsidiary of Here Media. Concurrently with the merger, the HMI Owners will contribute their ownership interests in the HMI Entities, consisting of stock and limited liability company interests constituting 100% ownership of the HMI Entities, in exchange for Here Media common stock. Upon completion of the proposed business combination, the former PlanetOut stockholders will own 20% of the outstanding common stock and 100% of the outstanding special stock of Here Media, and the former HMI Owners will own 80% of the outstanding common stock of Here Media. Here Media’s common stock will at that time be its only class of voting stock. The Here Media special stock will only have voting rights with respect to certain matters relating to preservation of the terms of the special stock.

The following diagrams depict the structure of the proposed business combination and the structure of Here Media after completion of the transaction.

The Special Meeting of PlanetOut Stockholders (See page [ • ])

Where and when:  The PlanetOut special meeting will take place at PlanetOut Inc., 1355 Sansome Street, San Francisco, California, on          , 2009, at   a.m., local time.

What you are being asked to vote on:  At the PlanetOut special meeting, PlanetOut stockholders will vote on the adoption of the merger agreement and the approval of the merger.

Who may vote:  You may vote at the PlanetOut special meeting if you were the record holder of PlanetOut common stock at the close of business on the record date,          , 2009. On that date,          shares of PlanetOut common stock were outstanding and entitled to vote. You may cast one vote for each share of PlanetOut common stock that you owned on that date.

What vote is needed:  The affirmative vote, cast in person or by proxy, of the holders of at least a majority of the shares of PlanetOut common stock outstanding on the record date is required for adoption of the merger agreement and approval of the merger.

Recommendation of PlanetOut’s Board of Directors (See page [ • ])

PlanetOut’s board of directors has approved the merger agreement and determined that the merger agreement and the merger are advisable and in the best interests of PlanetOut and its stockholders. Accordingly, the board recommends that PlanetOut stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.

PlanetOut’s Reasons for the Merger (See page [ • ])

PlanetOut’s board of directors considered various factors in approving the proposed business combination and the merger agreement, including the anticipated synergies from the business combination with the HMI Entities, the complementary nature of their customer bases, the opportunity of PlanetOut’s stockholders to become stockholders of a company with more diverse product offerings and other matters referred to under “The Proposed Business Combination — Recommendation of PlanetOut’s Board of Directors” and “The Proposed Business Combination — PlanetOut’s Reasons for the Merger” sections of this document.

The HMI Entities’ Reasons for the Contribution (See page [ • ])

The HMI Entities believe their combination with PlanetOut will significantly increase their content distribution capabilities by giving them access to one of the largest and most well-known online destinations for the LGBT community and that there are strategic benefits to combining their existing content and technology with PlanetOut’s critical mass of online subscribers and website visitors. In addition to the perceived strategic benefits of the combination, the HMI Entities believe the proposed business combination offers opportunities for substantial cost savings because they have existing staff that can perform many of the functions currently performed by PlanetOut employees, particularly in the areas of content production, sales and information technology. See “The Proposed Business Combination — The HMI Entities’ Reasons for the Contribution.”

Opinions of PlanetOut’s Financial Advisors (See page [ • ])

In connection with their consideration and approval of the proposed business combination, the PlanetOut board of directors received opinions from Allen & Company LLC and Viant Capital LLC, which are referred to in this document as “Allen” and “Viant,” respectively, that as of the date of the opinions, the merger consideration described in the merger agreement to be received by holders of PlanetOut common stock is fair from a financial point of view to PlanetOut’s stockholders. The opinions of Allen and Viant were provided to the PlanetOut board of directors in connection with their evaluation of the merger consideration to be paid and the resulting exchange ratio and do not address any other aspect of the merger agreement or the merger and do not constitute a recommendation to any stockholder as to how to vote or act with respect to any matter relating to the merger agreement or the merger. Each holder of PlanetOut common stock should read the complete opinions of Allen and Viant carefully and in their entirety to understand the assumptions made, procedures followed, matters considered and limitations on the review undertaken with regard to the opinions. Copies of the Allen and Viant opinions are attached to this proxy statement/

prospectus as Annex A and B, respectively. Allen was paid $400,000 for the delivery of the opinion described above. In connection with its financial advisory services provided in connection with the proposed business combination, and conditioned on its completion, Allen will be paid a cash fee equal to $1,000,000 (the “success fee”). The $400,000 already paid to Allen is creditable against any success fee paid subsequently. In addition, Allen received warrants to purchase 75,000 shares of PlanetOut common stock and will be paid up to $75,000 for its expenses. Allen and its affiliates own approximately 5.7% of PlanetOut’s common stock. Viant was paid $200,000 for the delivery of the opinion described above at the time of such delivery.

Directors and Senior Management of Here Media Following the Proposed Business Combination (See page [ • ])

Upon completion of the proposed business combination, Here Media’s board of directors will consist of three members who will initially be Messrs. Jarchow and Colichman, both of whom are executive officers and principal owners of the HMI Entities, and Mr. Kleweno, who is currently chairman of the board of PlanetOut. Mr. Jarchow will be chairman of the board, Mr. Colichman will be chief executive officer and president, and Mr. Tony Shyngle will be chief accounting officer, of Here Media.

Interests of Directors, Executive Officers and Principal Stockholders in the Merger (See page [ • ])

Some of the directors and executive officers of PlanetOut have interests in the merger that are different from, or are in addition to, the interests of PlanetOut’s stockholders. These interests include acceleration of vesting of restricted stock awards as a result of the merger, potential severance and other benefit payments in the event of termination of employment in connection with the merger, and the right to continued indemnification and insurance coverage by Here Media for acts or omissions occurring prior to the merger and, in the case of Mr. Kleweno, his position as a director of Here Media following the proposed business combination. The board of directors of PlanetOut was aware of these interests and considered them in approving the merger. On February 25, 2009, PlanetOut directors, executive officers and their affiliates owned approximately 1.87% of PlanetOut common stock entitled to vote on adoption of the merger agreement and approval of the merger, as compared to the affirmative vote of at least a majority, or more than 50%, of the outstanding shares of PlanetOut common stock required for adoption of the merger agreement and approval of the merger.

Material U.S. Federal Income Tax Consequences (See page [ • ])

In the opinions of Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation (“Howard Rice”), tax counsel to PlanetOut, and Mayer Brown LLP, tax counsel to Here Media, subject to the qualifications and limitations contained in such opinions, the merger and the contribution, taken together, will qualify as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended. Moreover, Howard Rice is of the opinion that, with possible exceptions, no gain or loss will be recognized by a holder of PlanetOut common stock upon such holder’s receipt of Here Media common stock and special stock in exchange for PlanetOut common stock in the merger. A more detailed description of the anticipated material income tax consequences of the proposed business combination, including some possible exceptions, is set forth under the caption “The Proposed Business Combination — Material U.S. Federal Income Tax Consequences.”

Market Prices of PlanetOut Common Stock (See page [ • ])

PlanetOut common stock is traded on the Nasdaq Global Market under the symbol “LGBT.” The closing per share sale price of PlanetOut common stock was as follows:

•	$0.74 on January 8, 2009, which was the last full trading day before PlanetOut and the HMI Entities announced the proposed business combination; and

•	$ on , 2009, which is the record date.

For the 52-week period ended          , 2009, the highest and lowest closing per share sale price of PlanetOut common stock was $      and $      , respectively.

The Merger Agreement (See page [ • ])

The merger agreement is attached to this proxy statement/prospectus as Annex C. You are encouraged to read the merger agreement in its entirety. It is the principal document governing the proposed business combination. In addition, the merger agreement is discussed in detail beginning on page [ • ].

Comparison of Rights of PlanetOut and Here Media Stockholders (See page [ • ])

Some of the rights of PlanetOut stockholders are different from those of Here Media stockholders. See the “Comparative Rights of PlanetOut Stockholders Prior to and After the Merger” section of this document for more information.

Appraisal Rights of PlanetOut Stockholders (See page [ • ])

Under Delaware law, PlanetOut stockholders will have appraisal rights in connection with the merger, but only if they comply with the procedures described in this document. See “The PlanetOut Special Meeting” section of this document for more information.

Regulatory Approvals and Conditions to Completion of the Proposed Business Combination (See page [ • ])

No regulatory consents or approvals are required to complete the proposed business combination.

The proposed business combination is subject to the satisfaction or waiver of specified conditions, as described under “The Merger Agreement — Conditions to Completion of the Proposed Business Combination,” including the condition that Here Media and the HMI Entities shall, in the aggregate, have cash and cash equivalents (as defined in the same manner as defined by PlanetOut in the preparation of its financial statements) not subject to a lien to secure indebtedness, other than general liens covering all or substantially all of the assets of Here Media or one or more of the HMI Entities, equal to $5,200,000 reduced by up to $500,000 of the costs and expenses incurred by Here Media, the HMI Entities and the HMI Owners in connection with the transactions provided for in the merger agreement, including fees and disbursements of accountants and legal counsel.

Comparative Historical and Pro Forma Per Share Data

The following table presents unaudited historical per share data for PlanetOut and pro forma per share data of Here Media after giving effect to the proposed business combination. The Here Media pro forma per share data was derived by combining information from the historical consolidated financial statements of PlanetOut and the historical financial statements of the HMI Entities using the purchase method of accounting for the merger and the contribution. Here Networks is a privately-held single-member LLC. Regent Entertainment Media is a privately-held corporation, all of the outstanding shares of which are owned by two individuals. Therefore, earnings (losses) or book value per share data is not meaningful and has not been presented for these entities. You should read this table in conjunction with the historical consolidated financial statements of PlanetOut and the historical financial statements of the HMI Entities and pro forma financial statements and footnotes only contained elsewhere in this document. You should not rely on the pro forma per share data as being necessarily indicative of actual results that would have occurred had the merger and the contribution been completed in the past, or of future results.

Year Ended
December 31,
2008
(In thousands, except
per share amounts)

PlanetOut Comparative Per Share Data
Loss per common share from continuing operations — basic and diluted	$1.93
Cash dividends per common share	$—
Weighted average shares outstanding — basic and diluted	4,054
Book value per common share at end of period	$1.95
Shares used to compute book value per share	4,089
Pro Forma Condensed Consolidated Comparative Per Share Data
Loss per common share from continuing operations — basic and diluted	$0.82
Cash dividends per common share	$—
Weighted average shares outstanding — basic and diluted	16,700
Book value per common share at end of period	$1.35
Shares used to compute book value per share	16,700

RISK FACTORS

PlanetOut stockholders should carefully consider the following risks relating to the proposed business combination and the business of the combined company resulting from the proposed business combination.

Risks Relating to the Proposed Business Combination

The value of the Here Media stock you receive upon completion of the merger may be less than the value of your PlanetOut common stock as of the date of the merger agreement or on the date of the special meeting.

The value of PlanetOut common stock as of the date of the merger agreement or on the date of the PlanetOut special meeting may not be indicative of the price of Here Media common stock after the proposed business combination is completed. The value of shares of PlanetOut common stock may vary significantly between the date of this proxy statement/prospectus, the date of the special meeting and the date of the completion of the proposed business combination. These variations may result from, among other factors, changes in the businesses, results of operations and prospects of the companies, market expectations of the likelihood that the proposed business combination will be completed and the timing of completion, the prospects of post-combination operations, general market and economic conditions and other factors. The stock exchange ratio for the proposed business combination is fixed and will not be adjusted based on any change in the PlanetOut stock price or the value of the stock and the limited liability company interests of the HMI Entities (which are not publicly traded) before completion of the proposed business combination.

PlanetOut stockholders will have greatly reduced ownership and voting interests in Here Media and will be able to exercise less influence over management following the proposed business combination.

Immediately after completion of the proposed business combination, based on the exchange ratios provided for in the merger agreement, the pre-transaction PlanetOut stockholders will collectively own 20%, and the pre-transaction owners of the HMI Entities will collectively own 80% of the outstanding shares of Here Media common stock. While the pre-transaction PlanetOut stockholders will own 100% of the outstanding special stock of Here Media, the holders of special stock will not have voting rights in their capacities as such, except for certain matters relating to potential changes in the terms of the special stock. Consequently, stockholders of PlanetOut will be able to exercise less influence, collectively, over the management and policies of Here Media than they currently exercise over the management and policies of PlanetOut.

Here Media may fail to realize the anticipated benefits of the proposed business combination.

Here Media’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities that it expects to result from the integration of the businesses of PlanetOut and the HMI Entities. Here Media’s operating results and financial condition will be adversely affected if Here Media is unable to integrate successfully the operations of PlanetOut and the HMI Entities, fails to achieve or achieve on a timely basis such anticipated synergies, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of PlanetOut and the HMI Entities may involve, among other matters, integration of sales, marketing, content creation, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible and therefore may need to be replaced. Successful integration of the operations, products and personnel of PlanetOut and the HMI Entities may place a significant burden on Here Media’s management and internal resources. The diversion of management’s attention and any difficulties encountered in the transition and integration process could harm Here Media’s business, financial condition and results of operations.

Here Media common stock will not be listed on any securities exchange following the completion of the proposed business combination, which may result in limited liquidity for its stockholders.

Prior to the proposed business combination, there has been no public market for Here Media common stock. PlanetOut’s common stock is currently listed for trading on The Nasdaq Global Market, although PlanetOut was notified by Nasdaq on August 11, 2008 that PlanetOut’s common stock failed to meet the Global Market’s minimum market value requirement of $5 million for publicly held shares and that PlanetOut would have until approximately April 30, 2009 to meet the requirements or the shares would be delisted from The Nasdaq Global Market. In addition, PlanetOut common stock has been trading below the Nasdaq’s $1.00 minimum trading price. While this requirement has been suspended by Nasdaq through April 19, 2009, there can be no assurance that after that date, PlanetOut would be able to comply with the minimum Nasdaq bid price or the minimum market value of publicly held shares.

Neither the Here Media common stock nor the Here Media special stock will be listed on any securities exchange or quoted on any automated quotation system following the completion of the proposed business combination. While Here Media intends to take steps to facilitate quotation of prices for its common stock on the OTC Bulletin Board if one or more brokerage firms indicate interest in providing such quotations, Here Media cannot assure you that an active trading market will develop or be sustained for Here Media common stock. This could result in limited liquidity and make trading more difficult for Here Media stockholders, leading to lower trading volumes and declines in share price. In addition, while the Here Media special stock will not be subject to restrictions on transfer, that stock is proposed to be issued to PlanetOut’s stockholders in the merger solely for the purpose of providing a limited-priority claim to certain liquidation proceeds that might otherwise be payable to other holders of common stock in the event of liquidation of Here Media within four years after completion of the proposed business transaction, and Here Media does not expect that any trading market will develop for the Here Media special stock.

PlanetOut will be subject to business uncertainties and contractual restrictions while the merger is pending that could adversely affect its business.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PlanetOut and, consequently, on Here Media. Although PlanetOut intends to take actions to reduce any adverse effects, these uncertainties may impair its ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with PlanetOut to seek to change existing business relationships. Employee retention may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their future roles with Here Media. If, despite PlanetOut’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Here Media, Here Media’s business could be seriously harmed.

The merger agreement restricts PlanetOut from taking specified actions until the proposed business combination occurs or the merger agreement terminates. These restrictions may prevent PlanetOut from pursuing otherwise attractive business opportunities and making other changes to its business that may arise before completion of the proposed business combination or, if the proposed business combination is abandoned, termination of the merger agreement.

Failure to complete the proposed business combination could negatively affect PlanetOut.

If the proposed business combination is not completed for any reason, PlanetOut may be subject to a number of material risks, including the following:

•	it will not realize the benefits expected from becoming part of the proposed combined company, including a potentially enhanced competitive and financial position;

•	current and prospective employees may experience uncertainty about their future roles with PlanetOut, which may adversely affect the ability of PlanetOut to attract and retain key management, marketing and technical personnel;

•	in preparation for the proposed business combination, PlanetOut may take additional actions with respect to its business that it would not have taken if it was continuing to operate on a stand-alone basis;

•	costs related to the proposed business combination, such as legal, accounting and some financial advisory fees, must be paid even if the proposed business combination is not completed; and

•	PlanetOut may be required to raise additional capital to continue operating as a stand-alone company, which could result in substantial dilution to existing PlanetOut stockholders or increased interest and other costs, and such additional capital may not be available on acceptable terms, or at all, especially in view of the current market conditions.

The ownership of 80% of Here Media’s common stock by the pre-transaction owners of the HMI Entities, and provisions in Here Media’s certificate of incorporation and Here Media’s bylaws, may prevent takeover attempts that could be beneficial to Here Media’s other stockholders.

Immediately following completion of the proposed business combination, and unless and until substantial additional shares of common stock or other voting securities are issued to other persons in future acquisitions or financing or for other purposes, the pre-transaction owners of the HMI Entities will own 80% of the Here Media common stock, which will be Here Media’s only class of voting securities. In particular, Here Management LLC, which is 51%-owned by Mr. Jarchow and 35%-owned by Mr. Colichman, will own 75% of the Here Media common stock outstanding following the proposed business combination, and Mr. Jarchow will hold 3% and Mr. Colichman will hold 2% of the outstanding common stock directly.

Provisions of Here Media’s certificate of incorporation and provisions of Here Media’s bylaws could discourage a takeover of Here Media even if a change of control of Here Media would be beneficial to the interests of its stockholders. These charter provisions include the following:

•	a requirement that Here Media’s board of directors be divided into three classes, with one-third of the directors to be elected each year;

•	authorization of Here Media’s board of directors, without stockholder approval, to issue up to 10 million shares of undesignated preferred stock;

•	a prohibition on stockholders calling a special meeting of stockholders;

•	advance notice requirements for proposing matters to be approved by stockholders at stockholder meetings; and

•	supermajority voting requirements (two-thirds of outstanding shares) for amendment of the bylaws or certain provisions of the certificate of incorporation.

The interests of Here Media’s principal stockholders may differ from the interests of Here Media’s other stockholders.

Upon completion of the proposed business combination, as a result of their direct and indirect ownership of common stock of Here Media, Messrs. Jarchow and Colichman will be able to determine all matters requiring approval by a majority of Here Media’s stockholders, including the election of directors. As directors and executive officers of Here Media, they will also have control over the day-to-day operations of the company. The interests of Messrs. Jarchow and Colichman, or either of them, may differ significantly from the interests of Here Media’s other stockholders.

Messrs. Jarchow and Colichman also control Regent Studios LLC, Regent Worldwide Sales LLC and Regent Releasing LLC, upon which Here Networks has depended for a substantial majority of its programming to date. Following the consummation of the proposed business combination, Messrs. Jarchow and Colichman may be subject to conflicts of interest with respect to the pricing or availability, including renewal of existing program licenses, of any programming supplied by entities under their control to Here Networks in the future. Moreover, if any of the entities under Mr. Jarchow’s or Mr. Colichman’s control or all or part of the film libraries of those entities were to be sold, there can be no assurance that Here Media would be able to obtain programming from those entities following any such sale. Here Media’s inability to obtain programming from these related parties or to find a third-party supplier of programming could have a material adverse effect on its operations. In addition, although Here Media believes that the program license agreements between Here Networks and its related parties have been negotiated as arms’-length transactions, Here Media cannot assure you that it could independently produce or obtain programming from a third-party on terms and conditions, including cost, as favorable as those that Here Networks has historically received from the related parties.

The special stock will provide only limited downside protection to its holders.

The special stock is intended to provide a limited form of downside protection to its holders if a liquidation, dissolution or winding up of Here Media occurs within four years after the proposed business combination in which the holders of Here Media common stock would, but for the effect of the special stock, receive less than $4.00 per share. In that event, the holders of special stock will have a priority claim on any liquidation proceeds in an amount such that the liquidation proceeds they receive, when added to the liquidation proceeds payable on an equal number of shares of Here Media common stock after giving effect to the liquidation priority of the special stock, would equal $4.00 of total liquidation proceeds, to the extent such funds are available after payments of all creditor claims and all liquidation preferences and accrued dividends payable to holders of any preferred stock. A sale of Here Media for consideration consisting of at least 50% cash or publicly traded securities that is a change of “control,” as defined by the SEC, will be considered a liquidation for purposes of the special stock, but a sale of Here Media consisting mostly of other consideration (such as securities that are not publicly traded or other non-cash property) would not be considered a liquidation, and would not trigger the protections of the special stock. In addition, the special stock will be canceled in the event of a public offering (or a “private investment in public equity,” or “PIPE,” transaction) of Here Media at a price of at least $4.00 per share that results in gross proceeds to Here Media of at least $20 million. The acquisition of Here Media by a special purpose acquisition company or similar transaction, as determined by Here Media’s Board of Directors, other than an acquisition solely for cash, that values Here Media’s common stock at a price of at least $4.00 per share will also result in the cancellation of the special stock. The $4.00 per share priority claim to liquidation proceeds is subject to possible adjustments in some events. Here Media has the ability to issue other classes or series of stock that may be senior in liquidation or other rights to the special stock, and those issuances could reduce or eliminate the protections of the special stock. There can be no assurance that a transaction to sell Here Media will meet the requirements of the liquidation provisions of the special stock, or that the special stock will not be canceled (through the expiration of its four-year term or through a public offering or PIPE transaction as described above) prior to a liquidation or sale of Here Media.

Recharacterization of the special stock for U.S. federal income tax purposes may affect the tax consequences of the merger.

Here Media and PlanetOut believe that the special stock is properly characterized as stock of Here Media that is not “nonqualified preferred stock,” as that term is defined in Section 351(g)(2) of the Internal Revenue Code of 1986, as amended, or the “Code.” There is no clear authority, however, considering the characterization of a financial instrument with terms substantially similar to the special stock, and no legal opinion addressing this question has been or will be obtained by Here Media or PlanetOut. The Internal Revenue Service, or IRS, could challenge the parties’ characterization of the special stock for tax purposes, and a court could sustain such challenge. If the special stock were characterized as “nonqualified preferred stock” or treated as not being stock of Here Media for U.S. federal income tax purposes, a U.S. holder of PlanetOut stock would be required to recognize any gain realized in the merger to the extent of the fair market value of the special stock received. See “The Proposed Business Combination — Material U.S. Federal Income Consequences — Federal Income Tax Consequences to PlanetOut Stockholders — Tax Consequences Depend on Characterization of Special Stock.”

Risks Relating to the Business of the Combined Company

PlanetOut and the HMI Entities each have histories of significant losses. If Here Media does not attain and sustain profitability, its financial condition and stock price could suffer.

PlanetOut experienced losses from continuing operations of $7.8 million and $13.7 million for the years ended December 31, 2008 and 2007, respectively.

Here Networks experienced a net loss of $12.7 million for the year ended December 31, 2007, which reported amount does not include income tax benefits due to the fact that Here Networks is a limited liability company that has elected to be treated as a partnership for income tax purposes, rather than as a corporation or other separately-taxable entity. Regent Entertainment Media experienced losses from continuing operations of $4.7 million and $23.6 million for the years ended December 31, 2008 and 2007, respectively.

In addition, Here Media expects development, sales and other operating expenses to increase in the future as it expands its business, including its new motion picture production business. If Here Media’s revenue does not grow to offset these expected increased expenses, Here Media may not be profitable. In fact, in future quarters Here Media may not have any revenue growth and its revenues could decline. Furthermore, if Here Media’s operating expenses exceed its expectations, its financial performance will be adversely affected and Here Media may continue to incur significant losses in the future.

Here Media may require additional capital, which may not be available, particularly under current capital and credit market conditions.

Here Media’s operations require significant amounts of cash. Here Media may be required to seek additional capital, whether from sales of equity or debt, in order to fund its ongoing operations and for the future growth and development of its business, including its planned motion picture production business. Here Media can give no assurance that such additional equity or debt capital will be available to it on acceptable terms, or at all. Adverse capital and credit market conditions may significantly affect Here Media’s access to cost of capital. This could result in substantial increases in interest expense and substantial dilution of the common stockholders’ equity interest in Here Media.

Here Media’s success is dependent upon audience acceptance of its programming and other entertainment content, which is difficult to predict.

The production and distribution of television programs, motion pictures and other entertainment content are inherently risky businesses. The revenue Here Media derives and its ability to distribute its content will depend primarily on consumer tastes and preferences that change in often unpredictable ways. The success of Here Media’s businesses will depend on its ability to acquire and create content and programming that consistently meet the changing preferences of viewers in general, viewers in the LGBT community and other niche markets, and viewers in specific demographic categories. The commercial success of Here Media’s programming and other content will also depend on the quality and acceptance of competing programs and other content available in the applicable marketplace at the same time. Other factors, including the availability of alternative forms of entertainment and leisure time activities, general economic conditions, piracy, digital and on-demand distribution and growing competition for consumer discretionary spending may also affect the audience for Here Media’s content. Audience sizes for its media network are critical factors that will affect both the volume and pricing of advertising revenue that Here Media receives and the extent of distribution and license fees Here Media receives from distributors.

The entertainment and media programming industries are increasingly competitive industries.

The entertainment and media programming industries in which Here Media will operate are highly competitive. Here Media will compete with other programming networks for distribution and viewers, including a number of companies with much greater financial and other resources, such as Viacom, Time Warner and News Corporation. Here Media’s here! Network also competes for viewers with other forms of media entertainment, such as broadcast television, home video, movies, live events, periodicals, console games and online and mobile activities. In addition, there has been consolidation in the media industry, and Here Media’s competitors include other market participants with interests in multiple media businesses with longer histories of vertical integration. Here Media’s ability to compete successfully depends on a number of factors, including its ability to consistently supply high quality and popular content, access its niche viewerships with appealing category-specific programming, adapt to new technologies and distribution platforms and achieve widespread distribution. There can be no assurance that Here Media will be able to compete successfully in the future against existing or new competitors, or that increasing competition will not have a material adverse effect on its business, financial condition or results of operations.

Here Networks depends substantially on a limited number of cable television operators.

Here Networks is dependent on viewers of a limited number of cable television operators for a substantial portion of its revenues. For the year ended December 31, 2008, 95.0% of Here Networks’ subscription and transaction revenue was attributable to viewers of a total of six operators, and the top three of these accounted for 39.5%, 21.4% and 20.7%, respectively, of revenue. Here Networks currently has agreements in place with these operators that expire or are subject to renewal at various times, beginning in 2010 through 2012. There is no assurance that these agreements will be renewed in the future on terms, including pricing, acceptable to Here Networks, or at all. Further, these agreements generally provide that the operator has the right to discontinue carrying a particular Here Networks service (such as VOD, SVOD or linear television channel services) on any operator system or, in some cases, terminate the agreement, subject to giving specified notice to Here Networks. The loss of one or more of its significant operators or the loss of carriage on any significant operator system could have an adverse effect on Here Networks’ business, financial condition and results of operations. In addition, further consolidation among cable and DTH satellite operators and increased vertical integration of such distributors into the cable or broadcast television businesses could adversely affect Here Networks’ ability to negotiate favorable terms for distribution of its program services. Further, since Here Networks’ accounts receivable are concentrated in a relatively small number of operators, a significant change in the liquidity, financial position, or issues regarding timing of payments of any one of these operators could have a material adverse impact on the collectibility of its accounts receivable, revenues recorded and future results of operations.

If Here Media is unable to generate revenue from advertising or if it loses existing PlanetOut or Regent Entertainment Media advertisers, its business will suffer.

Here Media’s advertising revenue will be dependent on the budgeting, buying patterns and expenditures of advertisers which in turn are affected by a number of factors such as general economic conditions, changes in consumer habits and changes in the retail sales environment. A decline or delay in advertising expenditures caused by such factors could reduce or hurt Here Media’s ability to increase its revenue. For example, the recent economic downturn has significantly affected the advertising market as a whole, and if the decrease in advertising expenditures persists, Here Media’s business will be adversely affected.

Here Media’s advertising revenue will also be dependent on the collective experience of its sales force and on its ability to recruit, hire, train, retain and manage the sales force. PlanetOut has experienced turnover in its sales force and, on January 16, 2009, reduced its sales force by approximately 50% to reduce costs and manage expenses. If Here Media experiences similar turnover in its sales force or is unable to recruit or retain its sales force, it may be unable to meet the demands of its advertisers or attract new advertisers and its advertising revenue could decrease.

Additionally, advertisers and advertising agencies may not perceive the LGBT market that Here Media will serve to be a sufficiently broad or profitable market for their advertising budgets, or may prefer to direct their online and print advertising expenditures to larger, higher-traffic websites and higher circulation publications that focus on broader markets. If Here Media is unable to attract new advertisers, or if its advertising campaigns are unsuccessful with the LGBT community, Here Media’s revenue will decrease and operating results will suffer.

In its advertising business, Here Media will compete with a broad variety of online and print content providers, including large media companies such as Yahoo!, Google, MSN, Time Warner, Viacom (including its Logo properties), Condé Nast, IAC and News Corporation, as well as a number of smaller companies focused on the LGBT community. If Here Media is unable to compete successfully with current and new competitors, it may not be able to achieve or maintain market share, increase its revenue or achieve profitability.

Here Media’s ability to fulfill the demands of its online advertisers will be dependent on the number of page views generated by its visitors, members and subscribers. If Here Media is not able to attract new visitors, members or subscribers or to retain PlanetOut’s current visitors, members and subscribers, its page views may decrease. If its page views decrease, Here Media may be unable to timely meet the demands of its current online advertisers and its advertising revenue could decrease.

Here Media’s success will depend, in part, upon the growth of Internet advertising and upon its ability to predict the cost of customized campaigns.

Online advertising is expected to represent a significant portion of Here Media’s advertising revenue. Here Media will compete with traditional media, including television, radio and print, in addition to high-traffic websites, such as those operated by Yahoo!, Google, AOL and MSN, for a share of advertisers’ total online advertising expenditures. Here Media faces the risk that advertisers may find the Internet to be less effective than traditional media in promoting their products or services, and as a result they may reduce or eliminate their expenditures on Internet advertising. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and historically have not devoted a significant portion of their advertising expenditures to Internet advertising. Additionally, filter software programs that limit or prevent advertisements from being displayed on or delivered to a user’s computer are becoming increasingly available. If this type of software were to become widely accepted, it would negatively affect Internet advertising.

Here Media plans to offer advertisers a number of alternatives to advertise their products or services on its websites, in its publications and to its members, including banner advertisements, rich media advertisements, traditional print advertising, email campaigns, text links and sponsorships of its channels, topic sections, directories, sweepstakes, awards and other online databases and content. Frequently, advertisers request advertising campaigns consisting of a combination of these offerings, including some that may require custom development. If Here Media is unable accurately to predict the cost of developing custom advertising campaigns for its advertisers, its revenue may decrease, its expenses may increase and its margins will be reduced.

If Here Media’s efforts to attract and retain subscribers are not successful, its revenue will decrease.

Because a significant portion of Here Media’s revenue is expected to be derived from its subscription services, Here Media must attract and retain subscribers. Many of the new subscribers originate from word-of-mouth referrals within the LGBT community. If the subscribers do not perceive Here Media’s service offerings or publications to be of high quality or sufficient breadth, if new services or publications are not favorably received or if Here Media fails to introduce compelling new content or features or enhance its existing offerings, it may not be able to attract new subscribers or retain current subscribers. In addition, PlanetOut’s and the HMI Entities’ historic base of likely potential subscribers has been limited to members of the LGBT community, who collectively comprise an estimated 6-7% of the general adult population based on those persons who have self-identified as lesbian, gay, bisexual or transgender. Here Media intends to identify and market to additional niche interest groups to expand its business. Here Media cannot assure you, however, that it will be successful in doing so.

While seeking to add new subscribers, Here Media must also minimize the loss of existing subscribers. In the years ended December 31, 2007 and 2008, PlanetOut’s total subscription cancellations exceeded the number of new subscriptions, resulting in a decrease in total online subscribers, or members with a paid subscription plan. Historically, PlanetOut has lost its existing subscribers primarily as a result of cancellations and credit card failures due to expirations or exceeded credit limits. Subscribers cancel their subscription to services for many reasons, including a perception, among some subscribers, that they do not use the service sufficiently, that the service or publication is a poor value or that customer service issues are not satisfactorily resolved. Online members may decline to subscribe or existing online subscribers may cancel their subscriptions if Here Media websites experience a disruption or degradation of services, including slow response times or excessive down time due to scheduled or unscheduled hardware or software maintenance or denial of service attacks. Here Media must continually add new subscribers both to replace subscribers who cancel or whose subscriptions are not renewed due to credit card failures and to continue to grow its business beyond its current subscriber base. If excessive numbers of subscribers cancel their subscription, Here Media may be required to incur significantly higher marketing expenditures than currently anticipated in order to replace canceled subscribers with new subscribers, which will harm its financial condition.

Increased programming production and content costs may adversely affect Here Media’s results of operations and financial condition.

One of the most significant areas of expense for Here Media will be for the licensing and production of content. In connection with creating original content, Here Media will incur production costs associated with, among other things, acquiring new show concepts and engaging creative talent, including actors, writers and producers. The costs of producing programming have generally increased in recent years. These costs may continue to increase in the future, which may adversely affect Here Media’s results of operations and financial condition.

Disruption or failure of satellites and facilities, and disputes over supplier contracts on which Here Media depends to distribute its programming could adversely affect its business.

Here Media will depend on transponders on satellite systems to transmit its media network to cable television operators and other distributors. The distribution facilities include uplinks, communications satellites and downlinks. Here Media obtains satellite transponder capacity pursuant to a contract with a third-party vendor. Even with back-up and redundant systems, transmissions may be disrupted as a result of local disasters or other conditions that may impair on-ground uplinks or downlinks, or as a result of an impairment of a satellite. Currently, there are a limited number of communications satellites available for the transmission of programming. If a disruption or failure occurs, Here Media may not be able to secure alternate distribution facilities in a timely manner, which could have a material adverse effect on its business and results of operations.

Here Media must respond to and capitalize on rapid changes in new technologies and distribution platforms, including their effect on consumer behavior, in order to remain competitive and exploit new opportunities.

Technology in the video, telecommunications and data services industry is rapidly changing. Here Media must adapt to advances in technologies, distribution outlets and content transfer and storage to ensure that its content remains desirable and widely available to its audiences while protecting its intellectual property interests. Here Media may not have the right, and may not be able to secure the right, to distribute some of its licensed content across these, or any other, new platforms and must adapt accordingly. The ability to anticipate and take advantage of new and future sources of revenue from these technological developments will affect Here Media’s ability to expand its business and increase revenue. If Here Media is unable to capitalize on technological advances, Here Media’s competitive position may be harmed, and there could be a negative effect on its business.

Here Media’s operations could be harmed if it lost the services of certain of its personnel.

Here Media’s business will depend significantly on the efforts, abilities and expertise of its senior executives, particularly Messrs. Jarchow and Colichman. These individuals are important to Here Media’s success because they have been instrumental in establishing its strategic direction, operating several of its constituent businesses and identifying new business opportunities. In addition, their knowledge and experience in the motion picture industry are critical to the development of Here Media’s planned motion picture studio business. The loss of either or both of these key individuals could impair Here Media’s business and development until qualified replacements are found. Here Media cannot assure you that these individuals could be quickly replaced with persons of equal experience and capabilities.

Financial market conditions may impede access to or increase the cost of financing for Here Media’s operations and investments.

The recent changes in U.S. and global financial and equity markets, including market disruptions and substantial tightening of the credit markets, may make it difficult for Here Media to obtain financing for its operations or investments or substantially increase the cost of obtaining financing. Here Media’s ability to engage in its planned motion picture production business will be highly dependent on its ability to finance the production of theatrical and television motion pictures. Here Media cannot assure you that such financing will be available on acceptable terms, if at all. If Here Media were to raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of Here

Media common stock, and the stockholders will experience dilution of their ownership interests. If Here Media is unable to raise additional financing when needed, it could be forced to engage in dispositions of assets or businesses on unfavorable terms, or consider curtailing or ceasing operations.

Any significant disruption in service on Here Media websites or in its computer and communications hardware and software systems could harm its business.

Here Media’s ability to attract new visitors, members, subscribers, advertisers and other customers to its websites is critical to its success and largely depends upon the efficient and uninterrupted operation of its computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from power outages, computer hardware and telecommunications failures, software failures, computer viruses, security breaches, catastrophic events, errors in design, installation, configuration and usage by employees, errors in usage by customers, risks inherent in upgrades and transitions to new hardware and software systems and network devices, or the failure of third-party vendors to perform their obligations for any reason, any of which could lead to interruption in Here Media’s service and operations, and loss, misuse or theft of data. Here Media’s websites could also be targeted by direct attacks intended to cause a disruption in service or to siphon off customers to other Internet services. Any successful attempt by hackers to disrupt Here Media websites’ services or its internal systems could harm its business, be expensive to remedy and damage its reputation, resulting in a loss of visitors, members, subscribers, advertisers and other customers.

If Here Media is unable to compete effectively, it may lose market share and its revenue may decline.

Here Media’s markets are intensely competitive and subject to rapid change. Across its service lines, Here Media will compete with traditional media companies focused on the general population and the LGBT community, including local newspapers, national and regional magazines, satellite radio, cable networks and network, cable and satellite television shows. In its advertising business, Here Media will compete with a broad variety of online and print content providers, including large media companies such as Yahoo!, Google, MSN, Time Warner, Viacom (including its Logo properties), Condé Nast and News Corporation, as well as a number of smaller companies focused specifically on the LGBT community. In its online subscription business, Here Media’s competitors include these companies as well as other companies that offer more targeted online service offerings, such as Match.com, Yahoo! Personals, and a number of other smaller online companies focused specifically on the LGBT community. More recently, PlanetOut has faced competition from the growth of social networking sites, such as MySpace and Facebook, that provide opportunity for an online community for a wide variety of users, including the LGBT community. If Here Media is unable to compete successfully with current and new competitors, it may not be able to achieve or maintain adequate market share, increase its revenue or attain and maintain profitability.

Here Media’s efforts to develop new products and services for evolving markets are subject to a number of factors beyond Here Media’s control.

There are substantial uncertainties associated with Here Media’s efforts to develop new products and services for evolving markets, and substantial investments may be required. Initial timetables for the introduction and development of new products and services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as the development of competitive alternatives, rapid technological change, regulatory changes and shifting market preferences, may cause new markets to move in unanticipated directions.

Here Media’s reputation and brand could be harmed if it is unable to protect its domain names and third parties gain rights to, or use, these domain names in a manner that confuses or impairs Here Media’s ability to attract and retain customers.

Here Media will have rights to various domain names relating to its brands, including Gay.com, PlanetOut.com, Out.com, Advocate.com and Heretv.com. If Here Media fails to maintain these domain name registrations, a third party may be able to prohibit Here Media from using these domain names, which will make it more difficult for users to find its websites and its service. The acquisition and maintenance of domain names are generally regulated by governmental agencies and their designees. The regulation of domain names in the United States may change in the future. Governing bodies may designate additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, Here Media may be unable to acquire or maintain exclusive rights to relevant domain names. If a third party acquires domain names similar to Here Media’s names and engages in a business that may be harmful to Here Media’s reputation or confusing to its subscribers and other customers, Here Media’s revenue may decline, and it may incur additional expenses in maintaining its brands and defending its reputation. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Here Media may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights.

If Here Media fails to protect its trademarks and other proprietary rights, or if it gets involved in intellectual property litigation, its revenue may decline and its expenses may increase.

The success of Here Media’s business will depend in part on its ability to maintain the intellectual property rights of its entertainment content. Here Media relies on a combination of confidentiality and license agreements with its employees, consultants and third parties with whom it has relationships, as well as trademark, copyright and trade secret protection laws, to protect its proprietary rights. If the protection of its proprietary rights is inadequate to prevent use or appropriation by third parties, the value of Here Media’s brands and other intangible assets may be diminished, competitors may be able to more effectively mimic its service and methods of operations, the perception of its business and service to subscribers and potential subscribers may become confused in the marketplace and its ability to attract subscribers and other customers may suffer, resulting in loss of revenue.

The Internet content delivery market is characterized by frequent litigation regarding patent and other intellectual property rights. As a publisher of online content, Here Media faces potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that it publishes or distributes. For example, historically, PlanetOut has received, and Here Media may receive in the future, notices or offers from third parties claiming to have intellectual property rights in technologies that Here Media uses in its businesses and inviting it to license those rights. Litigation may be necessary in the future to enforce Here Media’s intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and Here Media may not prevail in any future litigation. Here Media may also attract claims that its print and online media properties have violated the copyrights, rights of privacy, or other rights of third parties. Adverse determinations in litigation could result in the loss of its proprietary rights, subject Here Media to significant liabilities, and require it to seek licenses from third parties or prevent it from licensing its technology or selling its products, any of which could seriously harm its business. An adverse determination could also result in the issuance of a cease and desist order, which may force Here Media to discontinue operations through its website or websites. Intellectual property litigation, whether or not determined in Here Media’s favor or settled, could be costly, could harm Here Media’s reputation and could divert the efforts and attention of its management and technical personnel from normal business operations.

Existing or future government regulation in the United States and other countries could limit Here Media’s growth and result in loss of revenue.

Here Media will be, or may in the future be, subject to federal, state, local and international laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights, display and production of material intended for mature audiences and information security. Here Media’s compliance with these laws may require it to, for example, change or limit the content it offers to customers through its various media properties, or change or limit the ways in which its online subscribers interact with one another. If such changes or limitations cause Here Media’s subscribers to cancel their subscriptions, or reduce the number of first-time subscribers, Here Media’s revenue could decline.

The risks of transmitting confidential information online, including credit card information, may discourage customers from subscribing to Here Media’s services.

In order for the online marketplace to be successful, Here Media and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause consumers to lose confidence in the security of Here Media’s websites and choose not to subscribe to its services. A security breach could also expose Here Media to risks of data loss, litigation and liability and may significantly disrupt its operations and harm its reputation, operating results or financial condition. Here Media cannot guarantee that its security measures will effectively prohibit others from obtaining improper access to its information or that of its users.

Here Media could lose subscribers if it is unable to provide satisfactory customer service.

Here Media’s ability to provide satisfactory customer service depends, to a large degree, on the efficient and uninterrupted operation of its customer service operations. Any significant disruption or slowdown in its ability to process customer calls resulting from telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, Here Media may be unable to attract and retain adequate numbers of competent customer service representatives, which is essential in creating a favorable interactive customer experience. In January 2009, PlanetOut reduced its customer service staff to reduce costs and manage expenses. If due to this reduction or otherwise Here Media is unable to provide adequate staffing for its customer service operations, its reputation could be harmed and it may lose existing and potential subscribers. In addition, Here Media cannot guarantee that email and telephone call volumes will not exceed its present system or staffing capacities. If this occurs, it could experience delays in responding to customer inquiries and addressing customer concerns.

Here Media may be the target of negative publicity campaigns or other actions by advocacy groups that could disrupt its operations because it serves the LGBT community.

Advocacy groups may target Here Media’s business through negative publicity campaigns, lawsuits and boycotts seeking to limit access to its services or otherwise disrupt its operations because it serves the LGBT community. These actions could impair Here Media’s ability to attract and retain customers, especially in its advertising business, resulting in decreased revenue, and could cause additional financial harm by requiring that it incur significant expenditures to defend its business and by diverting management’s attention. Further, some investors, lenders and others in the investment community may decide not to invest in its securities or provide financing to Here Media because it serves the LGBT community, which, in turn, may hurt the value of its stock.

If one or more states or countries successfully assert that Here Media should collect sales or other taxes on the use of the Internet or the online sales of goods and services, its expenses will increase, resulting in lower margins.

In the United States, federal and state tax authorities are currently seeking to apply their taxing jurisdiction to remote sellers of goods and services and expand the scope of the taxes imposed on such entities, including companies engaged in online commerce. The application of existing and new state tax obligations may subject Here Media to additional state sales and income taxes, which could give rise to material liabilities for which no reserves have been established and lower its sales, increase its expenses and decrease its profit margins on a prospective basis.

In 2003, the European Union implemented new rules regarding the collection and payment of value added tax, or VAT. These rules require VAT to be charged on products and services delivered over electronic networks, including software and computer services, as well as information and cultural, artistic, sporting, scientific, educational, entertainment and similar services. These services are now being taxed in the country where the purchaser resides rather than where the supplier is located. Historically, suppliers of digital products and services that existed outside the European Union were not required to collect or remit VAT on digital orders made to purchasers in the European Union. With the implementation of these rules, PlanetOut was required to collect and remit VAT on digital orders received from purchasers in the European Union, effectively reducing its revenue by the VAT amount because it did not pass this cost on to its customers.

PlanetOut also does not collect sales, use or other similar taxes for sales of its subscription services. In the future, one or more local, state or foreign jurisdictions may seek to impose sales, use or other tax collection obligations on Here Media on a retroactive or prospective basis. If these obligations are successfully imposed upon Here Media by a state or other jurisdiction, it may incur liabilities for which no reserves have been established as well as suffer decreased sales into that state or jurisdiction as the effective cost of purchasing goods or services from it will increase for those residing in these states or jurisdictions.

Here Media is exposed to pricing and production capacity risks associated with its magazine publishing business, which could result in lower revenues and profit margins.

Here Media will publish and distribute magazines, such as The Advocate, Out and HIVPlus, among others. The commodity prices for paper products have been increasing over recent years, and producers of paper products are often faced with production capacity limitations, which could result in delays or interruptions in Here Media’s supply of paper. In addition, mailing costs have also been increasing, primarily due to higher postage rates. If pricing of paper products and mailing costs continue to increase, if Here Media encounters shortages in its paper supplies, or if its third-party vendors fail to meet their obligations for any reason, Here Media’s revenues and profit margins could be adversely affected.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Information About Here Media,” “Information About PlanetOut,” “Information About Here Networks,” “Information About Regent Entertainment Media” and elsewhere in this proxy statement/prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, financial position, levels of activity, performance or achievements of Here Media, PlanetOut or the HMI Entities to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss the companies’ future expectations, contain projections of the companies’ future results of operations or of the companies’ financial positions, or state other forward-looking information. We believe that it is important to communicate this information to you. However, there may be events in the future that Here Media, PlanetOut and the HMI Entities are not able to control or predict accurately. The risks described under “Risk Factors,” as well as the other cautionary language in this proxy statement/prospectus, provide examples of risks, uncertainties and events that may cause the companies’ actual results to differ materially from the expectations that Here Media, PlanetOut and the HMI Entities describe in the forward-looking statements. These risks, uncertainties and events include, but are not limited to:

•	competition in the markets in which the companies operate;

•	the ability of the companies to raise capital in the future;

•	the ability of the companies to manage and expand their business;

•	changes in customer preferences and the ability of the companies to adapt the companies’ product and service offerings;

•	changes in laws and regulations;

•	other domestic and global economic, business, competitive and regulatory factors affecting the companies’ businesses generally, including a continuation of the current economic downturn or further deterioration in the economy; and

•	effects of natural catastrophes, terrorism and other business interruptions.

You should be aware that the occurrence of the events described in these risk factors and elsewhere in this proxy statement/prospectus could have a material adverse effect on the business, results of operations and financial position of the companies.

We cannot guarantee future results, financial position, levels of activity, performance or achievements. You should not place undue reliance on the forward-looking statements included in this proxy statement/prospectus, which apply only as of the date of this proxy statement/prospectus. We expressly disclaim any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this proxy statement/prospectus to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws.

THE PLANETOUT SPECIAL MEETING

General

PlanetOut is soliciting the enclosed proxy on behalf of its board of directors for use at its special meeting of stockholders, which it will hold on          , 2009, at   a.m., local time, or at any adjournment or postponement of its special meeting. The purposes of PlanetOut’s special meeting are described in both this proxy statement and its notice of special meeting that it is sending to you along with this proxy statement. PlanetOut’s special meeting will be held at its San Francisco offices, located at 1355 Sansome Street, San Francisco, California 94111. PlanetOut intends to mail this proxy statement along with the proxy card on or about          , 2009 to all stockholders entitled to vote at its special meeting.

Solicitation

PlanetOut will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information it furnishes to you. PlanetOut will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians who hold in their names shares of its common stock which are beneficially owned by others so that they may forward the solicitation materials to the beneficial owners. PlanetOut may reimburse persons who represent beneficial owners of its common stock for their costs of forwarding solicitation materials. PlanetOut may supplement the original solicitation of proxies by mail by other methods such as telephone, electronic mail or personal solicitation by its directors, officers or employees. PlanetOut will not pay additional compensation to its directors, officers or employees for these services.

Voting Information

Who may vote?  You may vote if you owned shares of PlanetOut’s common stock at the close of business on          , 2009. You may vote each share that you owned on that date on each matter presented at the meeting. As of          , 2009, we had           shares outstanding entitled to one vote per share.

What am I voting on?  You are voting on:

•	a proposal to (i) adopt the Agreement and Plan of Merger, dated as of January 8, 2009, by and among PlanetOut, Here Media, Merger Sub, and the HMI Owners and the HMI Entities signatory thereto and (ii) approve the merger of Merger Sub with and into PlanetOut with PlanetOut surviving and becoming a wholly owned subsidiary of Here Media, a newly formed holding company; and

•	a proposal to adjourn the meeting to a later date, if necessary.

What vote is required?  A majority of our outstanding shares of common stock entitled to vote must be present in person or represented by proxy to hold the meeting. The affirmative vote of the holders of at least a majority of the outstanding shares of PlanetOut common stock will be needed to approve the merger. A majority of the shares of common stock present in person or represented by proxy is necessary to approve an adjournment of the meeting.

Unless you specify otherwise when you submit your proxy, the proxies will vote your shares of common stock “FOR” both proposals.

How do I vote?  There are three ways to vote by proxy:

•	by calling the toll-free telephone number on the proxy;

•	by using the Internet; or

•	by returning the enclosed letter proxy in the envelope provided.

Voting Via the Internet or by Telephone

You may grant a proxy to vote your shares by means of the telephone or on the Internet. The law of the State of Delaware, under which PlanetOut is incorporated, specifically permits electronically transmitted proxies, if the proxy contains or is submitted with information from which the inspectors of election can determine that the proxy was authorized by you.

The telephone and Internet voting procedures below are designed to authenticate stockholders’ identities, to allow you to grant a proxy to vote your shares and to confirm that your instructions have been recorded properly. If you are granting a proxy to vote via the Internet, you should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that you will be responsible for paying.

For Shares Registered in Your Name

Stockholders of record may grant a proxy to vote shares of PlanetOut’s common stock by using a touch-tone telephone to call 1-800-560-1965 or via the Internet by accessing the website www.eproxy.com/lgbt. You will be required to enter a series of numbers that are located on your proxy card and the last four digits of your social security number or tax identification number. If voting via the Internet, you will then be asked to complete an electronic proxy card. Your votes will be generated on the computer screen and you will be prompted to submit or revise them as desired. Votes submitted by telephone or via the Internet must be received before   a.m., Pacific Time, on          , 2009. Submitting your proxy by telephone or via the Internet will not affect your right to vote in person should you decide to attend the special meeting.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in “street name” receive instructions for granting proxies from their banks, brokers or other agents, rather than PlanetOut’s proxy card. A number of brokers and banks are participating in a program provided through Broadridge Investor Communication Solution (“Broadridge”) that offers the means to grant proxies to vote shares by means of the Internet. If your shares are held in an account with a broker or bank participating in the Broadridge program, you may go to www.proxyvote.com to grant a proxy to vote your shares by means of the Internet. Submitting your proxy via the Internet will not affect your right to vote in person should you decide to attend the special meeting. A beneficial owner who wishes to vote at the meeting must have an appropriate proxy from his or her broker or bank appointing that beneficial owner as attorney-in-fact for purposes of voting the beneficially held shares at the meeting.

Can I revoke my proxy?

Yes. You can revoke your proxy by:

•	prior to the meeting, filing a written notice of revocation or a duly executed proxy bearing a later date with PlanetOut’s corporate secretary at its principal executive office, 1355 Sansome Street, San Francisco, California 94111, or

•	attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

THE PROPOSED BUSINESS COMBINATION

Background of the Proposed Business Combination

Periodically over the company’s history, PlanetOut’s board of directors and management have considered the company’s available strategic alternatives, both in connection with the day-to-day operation of the company and in response to unsolicited expressions of interest from third parties.

In January 2007, following consideration of the strategic alternatives available to it, the company engaged Jefferies & Company, Inc. to explore a potential sale of the company. During that process, Jefferies contacted twelve prospective strategic and financial buyers. Management meetings were held with five of these parties. Ultimately none of the contacted parties pursued the opportunity to acquire the company, largely due to each party’s inability to arrive at a valuation at or above the then current market price.

During the spring of 2007, the company continued to receive unsolicited inquiries concerning potential strategic transactions involving either portions or the entire business of the company, including an expression of interest in exploring a potential transaction from the principals of Here Networks and Regent Releasing. During this period, the board and management considered a variety of available strategic and financial alternatives to address future financing needs, especially given the pending due date of the company’s loans from Orix Venture Finance LLC. The company consulted with a number of potential strategic financial advisors, terminated its advisory relationship with Jefferies in April 2007 and engaged Allen as its strategic financial advisor in May 2007.

In May 2007, Mr. Colichman of Here Networks and Regent Releasing, and Karen Magee and Dan Miller, PlanetOut’s Chief Executive Officer and then Chief Financial Officer, respectively, had a conference call in which Mr. Colichman described his company’s businesses and his plans for them going forward. In a subsequent meeting, Mr. Colichman and his colleague, David Gould, proposed a marketing agreement between Regent Releasing and PlanetOut. In light of the company’s financing needs and the limitations of the proposed marketing arrangements, the company decided not to pursue Mr. Colichman’s proposal and to proceed with an equity financing.

On July 9, 2007, PlanetOut completed a $26.2 million equity financing, of which approximately $14 million was used to retire PlanetOut’s outstanding debt, including the Orix loans.

Throughout the summer and the fall of 2007, management implemented its strategy to focus and streamline its operations in an effort to reduce costs and future capital requirements and to invest in the segments of PlanetOut’s business with the greatest potential for synergy and growth. In support of this strategy, in July 2007, the company announced the shutdown of its international operations. In December 2007, the company sold its travel business, RSVP Productions, Inc. The company was also actively seeking the sale of its adult business, SpecPub, Inc.

In November and December 2007, Messrs. Colichman and Jarchow had meetings and conversations with the management of PlanetOut concerning a possible combination of the companies. PlanetOut’s board and management decided the company needed to engage in a broader process to identify other potential acquirers and other available alternatives for the company.

Following a review in December 2007 of the company’s preliminary budget for 2008 and available financial and strategic options, in January 2008, the board signed a new engagement letter for Allen to assist the company in evaluating its strategic alternatives, including a possible sale of the company.

During its meeting on January 11, 2008, the board formed a special committee, comprised of Stephen Davis, John Marcom, H. William Jesse, Jr. and Mr. Kleweno, with the committee chaired by Mr. Kleweno.

In January and February 2008, Allen contacted 55 parties who might have an interest in acquiring the company, which resulted in the distribution of a detailed information memorandum to 43 of those parties.

Based on concerns about projected losses in PlanetOut’s publishing business and a lack of interest in the publishing assets exhibited by most prospective buyers, in February 2008, PlanetOut decided to pursue a sale of the publishing assets independent of a sale of the company. Following management meetings and discussions with potential acquirers of the publishing assets during February and March 2008, the company entered into a binding term sheet on April 7, 2008 with Regent Releasing, an affiliate of Here Networks, which led to the sale of

PlanetOut’s magazine and book publishing businesses, including the operations of its wholly owned subsidiaries LPI and SpecPub, to Regent Entertainment Media on August 13, 2008. The sale was made pursuant to a put/call agreement entered into on August 12, 2008, among Regent Releasing, Regent Entertainment Media, PlanetOut, LPI and SpecPub, pursuant to which PlanetOut put the assets to Regent Entertainment on August 13, 2008, and a marketing agreement between Regent Releasing and PlanetOut. The put/call agreement and marketing agreement included cash payments of $6.5 million made between April 30, 2008 and September 15, 2008 by Regent Releasing and Regent Entertainment Media, the assumption by Regent Entertainment Media of the majority of the operating liabilities of PlanetOut’s magazine and book publishing business, and the agreement of PlanetOut to provide marketing and advertising for Regent Releasing’s films and other products across PlanetOut’s online and, prior to closing of the put/call transaction, print platforms and publications, and at PlanetOut’s events from May 2008 through March 31, 2009.

At the same time, the company continued to pursue the sales process for the online portion of the business. In late March 2008, Allen provided financial statements for the online portion of the business to potential bidders. The company also set a deadline of early April 2008 for initial indications of interest from potential bidders.

At the beginning of April 2008, the company received five initial indications of interest for a purchase of the online business. A number of these indications of interest proposed an acquisition of the assets of the company, which provided specific complications for the company due to the cost and delay of liquidating the company and distributing the proceeds to the stockholders.

During its meeting on April 17, 2008, the special committee discussed the five indications of interest as well as other options available to the company, including the possibility that the company might remain independent if none of the offers reflected fair value for the company’s stockholders.

One of the potential bidders was dropped from the process immediately because its valuation was substantially below the valuation offered by the other potential bidders. Allen was directed to continue discussions with the other four potential bidders. Following the deadline, the company received indications of interest from Regent Entertainment Media and a sixth party. On further review and diligence as to the six indications of interest, one potential bidder, a competitor, was dropped from the process because its indication of interest offered a lower value prospect for the company’s stockholders and because of questions of its motivations for being in the process. Another potential bidder was dropped because of the value it was offering. This left four potential bidders in the process.

In May and June 2008, the company held management meetings with Regent Entertainment Media and two of the three other parties in the process and had a conference call with the third. The third party fell out of the process shortly after the conference call. The remaining two parties other than Regent Entertainment Media will be referred to below as the first and second alternate parties.

On July 2, 2008, the first alternate party proposed to purchase the company for $4.25 per share. On July 18, 2008, Allen contacted Regent Entertainment Media and the second alternate party to try to get firm offers from them.

On July 22, 2008, Regent Entertainment Media proposed an acquisition of PlanetOut in which a minimum of 65% of PlanetOut’s stockholders would roll their stake into a private company and remain investors in the new company, but did not give a price. Regent Entertainment Media was requested to provide more detail as to its proposal.

During its meeting on July 24, 2008, the board received an update from Allen on the status of discussions with the interested parties.

On July 24, 2008, a representative from the second alternate party sent Mr. Kleweno a presentation that their team had prepared for potential partners, summarizing their strategic perspective on a rebuilt PlanetOut, and requested an opportunity to discuss their perspectives with Mr. Kleweno.

On July 25, 2008, Regent Entertainment Media proposed an acquisition of PlanetOut at $5.00 per share in cash, and continued to propose that some of PlanetOut’s largest stockholders remain investors in the new private company.

On July 25, 2008, the company also received a proposal from the second alternate party to acquire the company for $3.00 per share in cash. The second alternate party fell out of the process shortly thereafter given its lower valuation and the company’s concerns about the second alternate party’s ability to obtain financing for the transaction.

In response to a request to provide more detail as to its July 25, 2008 proposal, on July 31, 2008, Regent Entertainment Media proposed an acquisition of PlanetOut at $5.00 per share, requiring that 40% of the company’s stockholders remain investors in the new company.

On August 11, 2008, the special committee discussed a revised offer submitted by the first alternate party at $4.60 per share which required a period of exclusivity, reimbursement by PlanetOut of the first alternate party’s expenses if no transaction resulted and approval of the transaction by more than 50% of the company’s stockholders at the time of signing of the merger agreement. The committee expressed significant concerns about the first alternate party’s offer, including its ability to obtain financing for the transaction, its requirement for exclusivity and expense reimbursement and its requirement that a majority of stockholders approve the transaction prior to executing a definitive agreement.

During a conference call on August 12, 2008, members of the special committee and Ms. Magee met with representatives from Regent Entertainment Media to review their strategic plans and financial information for the combined companies.

Due to concerns that the Regent Entertainment Media proposal required an agreement by a minimum number of stockholders to remain as investors in the new company, PlanetOut began negotiating the terms of an acquisition with the first alternate party and on August 18, 2008, sent a draft term sheet and a limited exclusivity agreement. The company also continued to review plans through which the company could continue to operate its online business on a stand-alone basis.

On August 19, 2008, Regent Entertainment Media proposed the acquisition of PlanetOut at $4.50 per share in cash, requiring that at least 20% of its stockholders remain investors in the new company. On August 19, 2008, Mr. Kleweno called Mr. Colichman to explain that his offer was attractive, but would need to be increased if Regent Entertainment Media wanted to acquire the business.

On August 20, 2008, Regent Entertainment Media proposed the acquisition of 100% of the company’s shares at $5.00 per share in cash with no requirement that stockholders remain as investors in the new company, and requested a 60-day exclusivity period.

During its meeting on August 21, 2008, the board decided to pursue the negotiation of the definitive terms of a transaction with Regent Entertainment Media, having considered and discussed the first alternate party’s unwillingness to raise its offer and the continuing concern about its ability to finance the offer.

On August 22, 2008, Mr. Kleweno called Mr. Colichman to inform him that the company would like to move forward with the Regent Entertainment Media offer. Over the next few days, the parties proceeded to negotiate the terms of an acquisition and an exclusivity period.

On August 25, 2008, the special committee, concluding that to proceed with Regent Entertainment Media PlanetOut would need to agree to Regent Entertainment Media’s demands for a limited period of exclusivity, approved entering into a 21-day exclusivity agreement with Regent Entertainment Media with two potential one-week extensions upon Regent Entertainment Media meeting certain milestones related to negotiating the details of the transaction.

On August 27, 2008, the parties reached preliminary agreement on proposed terms for the acquisition of the company for $5.00 per share in cash and entered into the exclusivity agreement.

On September 3 and 4, 2008, due diligence meetings were held with Regent Entertainment Media in PlanetOut’s San Francisco offices. In connection with these meetings, PlanetOut updated the financial information provided in March 2008.

On September 9, 2008, Regent Entertainment Media informed the company that it had analyzed the information received and concluded that it could no longer pursue a transaction at $5.00 per share based on concerns about the cash available and necessary for the combined company.

On September 17, 2008, Allen provided the board with an update on the status of the continuing negotiations with Regent Entertainment Media.

On October 2, 2008, Regent Entertainment Media proposed an acquisition of the company in which certain stockholders would be requested to roll their stock into a new private company and the remaining stockholders would receive between a minimum of $2.50 per share and a maximum of $5.00 a share, depending upon how many stockholders elected to roll their holdings into a new private entity.

The exclusivity agreement having expired, on that same date, Allen called the first alternate party and the second alternate party to determine whether they might have continued interest in an acquisition of the company.

During the October 6, 2008 special committee meeting, Allen led a discussion concerning the status of negotiations with Regent Entertainment Media and the first and second alternate parties, including a discussion regarding the terms for the transaction proposed by Regent Entertainment Media on October 2, 2008.

On October 9, 2008, Mr Kleweno discussed with the second alternate party the requirement for a cash offer and the need for that party to identify the source of financing for an acquisition.

On October 14, 2008, Mr. Kleweno discussed with the first alternate party their continued interest in the company. The first alternate party indicated that they required an exclusivity period of ten days to begin further conversations and requested significant additional diligence information. There were continuing concerns about the ability of the first alternate party to secure financing for the transaction.

On October 15, 2008, at the request of management of PlanetOut, representatives of the company’s counsel, Howard Rice, spoke with a representative of Regent Entertainment Media’s counsel, Mayer Brown LLP, about a potential stock-for-stock transaction with Regent Entertainment Media in which Regent Entertainment Media would merge certain businesses plus $6 million of cash into PlanetOut for a controlling stake in the resulting company. The proposal was to also provide some downside protection for PlanetOut’s stockholders in the event of a liquidation or sale of the company below an agreed price.

On October 16, 2008, representatives of Regent Entertainment Media met with representatives of Allen to share a projected financial plan for the combined company.

During the October 20, 2008 special committee meeting, Mr. Kleweno led a discussion concerning the status of negotiations with Regent Entertainment Media. Mr. Steimle provided an update concerning the company’s preliminary financial results for the third quarter of 2008 and the projected cash position of the company. Mr. Steimle also led a discussion regarding an analysis he had done regarding the viability of a wind-down of the company’s operations and liquidation of the company.

On October 20, 2008, Regent Entertainment Media proposed merging certain businesses into PlanetOut in a stock-for-stock merger, with the HMI Owners being issued 80% of the company on a pro forma basis. In addition, Regent Entertainment Media proposed the issuance of a security which would provide downside protection to PlanetOut’s stockholders to the extent the company was liquidated or sold for less than $5.00 per share.

On October 22, 2008, Mr. Kleweno called the first alternate party to tell it that the company was unwilling to give it a period of exclusivity.

On October 23, 2008, Allen met with the second alternate party. The second alternate party still could not provide evidence of its ability to finance a transaction.

During the October 29, 2008 special committee meeting, Mr. Kleweno led a discussion concerning the status of negotiations with Regent Entertainment Media, including a discussion regarding the proposed terms for the transaction Regent Entertainment Media proposed on October 20, 2008.

During a November 10, 2008 special committee meeting, Allen led a discussion concerning the status of continuing negotiations with Regent Entertainment Media, including a discussion of the October 20, 2008 proposal by Regent Entertainment Media. The special committee unanimously approved continuing negotiations with Regent Entertainment Media regarding its proposal.

On November 11, 12 and 13, 2008, PlanetOut and Regent Entertainment Media met at Regent Entertainment Media’s Los Angeles offices to conduct diligence on their respective businesses and financial positions. In connection with these meetings, PlanetOut provided Regent Entertainment Media with updated financial information.

During its November 13, 2008 meeting, the board approved continuing negotiations based on a possible alternate structure which would have PlanetOut merging into Regent Entertainment Media rather than Regent Entertainment Media merging into PlanetOut. In the ensuing weeks, the parties had further diligence conference calls and meetings to discuss the structure of the proposed transaction, finally reaching agreement on the proposed business combination structure being presented to the stockholders, including the creation of Here Media.

On December 1, 2008, the respective chairmen of PlanetOut and Regent Entertainment Media, PlanetOut management, and representatives from Howard Rice and Mayer Brown LLP had a conference call for the purpose of negotiating the terms of a definitive merger agreement.

On December 3, 4 and 5, 2008, PlanetOut and Regent Entertainment Media met at Regent Entertainment Media’s Los Angeles offices to conduct further diligence on both companies and to analyze the financial position of the combined company. During the course of those meetings, Regent Entertainment Media proposed an alternative structure in which PlanetOut would remain a public company but would sell its assets in exchange for a 20% interest in Here Media. That proposal was considered and rejected by the special committee on December 8, 2008, and after discussions with Allen, on December 12, 2008, Regent Entertainment Media agreed to proceed with the structure that is being proposed to the stockholders.

During the period from December 5, 2008 through January 4, 2009, the respective management and counsel for the parties had numerous discussions regarding the terms of the definitive agreement. The parties also negotiated the definitive terms of the special stock.

During a conference call on December 18, 2008, the chairmen of PlanetOut and Regent Entertainment Media, PlanetOut management, and representatives from Howard Rice and Mayer Brown LLP negotiated the terms of the merger agreement and discussed PlanetOut’s reduced expectations for 2009 financial performance.

On January 2, 2009, PlanetOut’s management and Allen discussed concerns that the downside protection of the special stock that had initially been proposed would only be operative in connection with the sale of PlanetOut solely for cash.

On January 3 and 4, 2009, Allen negotiated the terms of the special stock with Mr. Jarchow. Mr. Jarchow would only agree to expand the scope of the protection of the special stock beyond a sale of the company solely for cash to also cover a sale for cash and publicly traded stock if the price protection were decreased to $4.00 per share. Mr. Jarchow also proposed that in exchange for Messrs. Jarchow’s and Colichman’s election to receive salaries of $1.00 for the first year following the consummation of the proposed business combination, Here Media would reduce the amount of cash to be contributed to the combined company to $5,200,000 less up to $500,000 for expenses related to the transaction.

During its January 4, 2009 meeting, Mr. Kleweno and Ms. Magee discussed with the board the updated terms of the deal, including receiving broader downside protection for the stockholders which could only be obtained in exchange for agreeing to decrease the price protection to $4.00 a share and the reduction of the minimum amount of cash to be contributed. It was concluded that the changes were in the best interest of the stockholders.

After having heard management’s description of the transaction and the fairness presentations of Allen and Viant and having received the opinions of Allen and Viant as to the fairness from a financial point of view of the consideration being received by the stockholders in the transaction, PlanetOut’s board approved the acquisition on January 7, 2009. The parties executed the merger agreement on January 8, 2009.

Recommendation of PlanetOut’s Board of Directors

The Board of Directors Recommends
a Vote in Favor of Adoption of the Merger Agreement and Approval of the Merger

PlanetOut’s board of directors has approved the merger agreement and determined that the merger is advisable and in the best interests of PlanetOut and its stockholders. Accordingly, the board of directors recommends that PlanetOut stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger and, if necessary, adjournment of the special meeting to a later date for that purpose.

PlanetOut’s Reasons for the Merger

In reaching its decision to approve the merger agreement, the PlanetOut board of directors, with the assistance of PlanetOut’s management and financial and legal advisors, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described above. The PlanetOut board of directors considered the following material factors in determining to approve the merger agreement and the proposed business combination:

•	the strategic fit between PlanetOut and the HMI Entities and the complementary nature of their respective businesses and client bases and the potential for significant content, technology, cost and revenue synergies that will benefit the combined company and position the combined company to be able to compete more effectively than PlanetOut would be able to on a stand-alone basis;

•	management’s analysis and understanding of the business, operations, financial performance, financial condition and earnings of PlanetOut on a stand-alone basis, and the assessment, based on such analysis and understanding, that the business combination with the HMI Entities would be more favorable to PlanetOut and its stockholders than remaining an independent public company in light of the potential risks and uncertainties associated with PlanetOut continuing to operate on a stand-alone basis. Those risks and uncertainties included those relating to PlanetOut’s ability to attract and retain subscribers and advertisers, its ability to obtain financing for anticipated short-term and longer-term capital needs, and the potential impact on PlanetOut of declining economic conditions generally;

•	the opportunity for PlanetOut’s stockholders to become stockholders of and participate in the potential growth of a larger combined company than PlanetOut on its own due to more diverse assets, including video, a broader online network, and larger subscriber and advertiser bases;

•	the anticipated synergies from the proposed business combination resulting from cost savings programs, which are anticipated to result primarily from downsizing the workforce and eliminating duplicate infrastructure, advertising, communication, professional fees and other expenses;

•	the anticipated synergies from the proposed business combination resulting from revenue synergies, which are anticipated to result primarily from bundled sales of gay.com, magazine, and here! TV subscriptions and cross-platform advertising sales;

•	the expectation that the combined company will have a leading collection of media assets focused on the LGBT market and will be able to provide a broader set of opportunities to advertisers desiring to reach this market;

•	the issuance of Here Media’s special stock to PlanetOut stockholders, which is intended to provide limited downside protection in the event of a sale or liquidation of Here Media;

•	the terms and conditions of the merger agreement, including:

•	the limited closing conditions to the HMI Entities’ obligations under the merger agreement. In particular, the merger agreement contains no financing contingency and has already been approved by the HMI Entities’ equityholders, so there is no “fiduciary out” for the HMI Entities to pursue any alternative transaction;

•	the provisions of the merger agreement that allow PlanetOut to engage in negotiations with, and provide information to, third parties, under certain circumstances in response to an unsolicited alternative proposal that PlanetOut’s board of directors determines in good faith, after consultation with its outside legal advisors and its financial advisors, constitutes a transaction that is more favorable to PlanetOut’s stockholders than the business combination with the HMI Entities; and

•	the provisions of the merger agreement that allow PlanetOut’s board of directors to change its recommendation that PlanetOut stockholders vote in favor of the approval and adoption of the merger agreement, if PlanetOut’s board of directors determines in good faith that the failure to change its recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	the opinion of Allen and the second opinion of Viant, which PlanetOut’s board decided to obtain given the potential perception of a conflict of interest of Allen due to its holdings of PlanetOut common stock, to the effect that, as of January 7, 2009, and based on and subject to the matters described in the opinions, the merger consideration, to be received by holders of PlanetOut Common Stock, is fair from a financial point of view to the stockholders of PlanetOut, as described under “— Opinion and Financial Analyses of Allen & Company LLC Presented to PlanetOut’s Board of Directors” and “— Opinion and Financial Analyses of Viant Capital LLC Presented to PlanetOut’s Board of Directors” sections of this document.

The PlanetOut board of directors also identified and considered a number of potentially adverse factors concerning the merger, including the following:

•	the risk that the business combination might not be completed in a timely manner or at all;

•	the risk that the anticipated synergies and other potential benefits of the proposed business combination may not be fully or partially realized;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of PlanetOut and the HMI Entities;

•	the risk associated with diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the proposed business combination;

•	the potential loss of advertising revenue after announcement of the proposed business combination as a result of current or prospective advertisers delaying spending decisions until the merger is completed; and

•	the possibility of management and employee disruption associated with the proposed business combination and integrating the operations of the companies, including the risk that, despite the efforts of the combined company, key management, sales, marketing, editorial, technical and administrative personnel of PlanetOut might not remain employed with the combined company.

The PlanetOut board of directors also considered the following factors:

•	the feasibility and desirability of pursuing alternative strategies, such as pursuing growth and increased stockholder value through other business combinations, financings or strategic transactions;

•	the fact that PlanetOut may not be able to sustain its business and may be placed at a disadvantage relative to its competitors if the business combination is not completed;

•	the current and prospective economic and competitive environment facing the media industry and PlanetOut in particular;

•	the fact that the board of directors of Here Media will be a classified board consisting of three individuals, two of whom will be designated by the HMI Entities, and one designated by PlanetOut; and

•	the investment banking, legal and accounting fees and expenses of PlanetOut related to the proposed business combination.

After taking into account all of the factors set forth above, the PlanetOut board of directors believed that the expected benefits of the proposed business combination outweighed the risks and that the proposed business combination is in the best interests of PlanetOut and its stockholders.

The foregoing discussion of information and factors considered by the PlanetOut board of directors is not intended to be exhaustive but is believed to include the material factors considered by the PlanetOut board of directors. In view of the wide variety of factors considered by the PlanetOut board of directors, the PlanetOut board of directors did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the PlanetOut board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the PlanetOut board of directors may have given different weight to different factors.

In considering the recommendation of PlanetOut’s board of directors with respect to the merger agreement, PlanetOut stockholders should be aware that some directors, officers and stockholders of PlanetOut have interests in the proposed business combination that are different from, or are in addition to, the interests of PlanetOut stockholders generally. Please see “— Interests of Directors, Executive Officers and Principal Stockholders in the Merger” for a discussion of these differing or additional interests.

THE PLANETOUT BOARD OF DIRECTORS RECOMMENDS THAT PLANETOUT STOCKHOLDERS VOTE “FOR” ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

The HMI Entities’ Reasons for the Contribution

The HMI Entities’ business strategy focuses on the distribution of professionally produced content to niche markets across multiple platforms, including cable and satellite television, print media and the Internet. The HMI Entities selected the LGBT community as the first target market for the implementation of their niche market media model because it is an affluent, engaged and relatively under served segment of the general population. The HMI Entities currently operate the here! Network, which offers original movies, series, documentaries and music specials tailored for the LGBT community in the United States, and publish magazines, including The Advocate, Out and HIVPlus, which are aimed primarily at the LGBT market. The HMI Entities believe their combination with PlanetOut will significantly increase their distribution capabilities by giving them access to one of the largest and most well-known online destinations for the gay and lesbian community.

The HMI Entities believe there are strategic benefits to combining their existing content and technology with PlanetOut’s critical mass of online subscribers and website visitors. The HMI Entities plan to make professionally produced content they currently provide unedited and commercial free on the here! Network available without charge to viewers on the Gay.com website through an ad-supported video player. The HMI Entities believe that by attracting viewers seeking professionally produced, culturally customized video content, with limited commercial interruption, they are able to offer advertisers the opportunity to reach a commercially attractive, engaged audience. The HMI Entities also plan to attract premium subscribers (who pay higher subscription fees) to Gay.com by offering here! Network’s premium online SVOD services to those subscribers.

In addition to the perceived strategic benefits to the combination, the HMI Entities believe the proposed business combination offers opportunities for substantial cost savings because they have existing staff that can perform many of the functions currently performed by PlanetOut employees, particularly in the areas of content production, sales and information technology. For example, the HMI Entities plan to create an integrated advertising sales team that will focus on video, print and digital platforms across all of the combined companies’ business activities.

Opinion and Financial Analyses of Allen & Company LLC Presented to PlanetOut’s Board of Directors

Allen has acted as financial advisor to PlanetOut with respect to the proposed business combination. In connection with Allen’s engagement as financial advisor, PlanetOut requested that Allen evaluate the fairness, from a financial point of view, of the merger consideration to be received by PlanetOut’s stockholders. On January 7, 2009, Allen delivered its oral opinion, subsequently confirmed in writing, to the board of directors of PlanetOut to the effect that, as of the date of its opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, the merger consideration to be received by the stockholders of PlanetOut was fair, from a financial point of view, to PlanetOut’s stockholders.

This summary of Allen’s written opinion is qualified in its entirety by reference to the full text of Allen’s written opinion, dated January 7, 2009, attached as Annex A. You are urged to read Allen’s written opinion carefully and in its entirety. Allen’s written opinion addresses only the fairness, from a financial point of view, of the merger consideration to PlanetOut’s stockholders, as of the date of Allen’s written opinion, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed business combination.

In arriving at its opinion, Allen, among other things:

•	reviewed and analyzed the terms and conditions of the draft merger agreement and the draft certificate of incorporation attached thereto (and has subsequently confirmed that the changes reflected in the final version of the merger agreement would not affect its opinion);

•	reviewed and analyzed trends in the online content market;

•	reviewed and analyzed publicly available information on PlanetOut;

•	reviewed and analyzed the financial and business condition and prospects of each of PlanetOut and the HMI Entities based on information provided by senior management of the respective companies;

•	reviewed and analyzed historical results and financial projections of PlanetOut and the HMI Entities provided by senior management of the respective companies;

•	reviewed and analyzed financial projections of Here Media prepared by senior management of PlanetOut and the HMI Entities;

•	reviewed and analyzed information obtained from discussions with management of each of PlanetOut and the HMI Entities;

•	reviewed and analyzed the trading history of PlanetOut’s common stock;

•	reviewed and analyzed the trading history of PlanetOut’s common stock as compared to that of comparable companies and market indices;

•	reviewed and analyzed public financial and transaction information related to comparable mergers and acquisitions, including the premiums and multiples paid in those transactions;

•	reviewed and analyzed the common stock price and market multiples of PlanetOut in relation to that of comparable public companies;

•	reviewed and analyzed market multiples of public companies comparable to Here Media assuming the completion of the merger; and

•	conducted such other financial analyses and investigations as Allen deemed necessary or appropriate for the purposes of the opinion expressed therein.

In connection with its review, Allen did not assume any responsibility for independent verification of any of the information utilized in its analyses and relied upon and assumed the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Allen from public sources, that was provided to it by PlanetOut and/or the HMI Entities or their respective representatives, or that was otherwise reviewed by Allen. With respect to the projected business information and financial results that Allen reviewed, Allen was advised by the managements of PlanetOut and the HMI Entities, and Allen assumed that such forecasts had been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the managements of PlanetOut and the HMI Entities as to the future financial performance of PlanetOut, the HMI Entities and Here Media. Allen assumed no responsibility for such forecasts or the assumptions on which they were based.

Allen also assumed, with PlanetOut’s consent, that the proposed business combination would be consummated in accordance with the terms and conditions set forth in the draft merger agreement and the draft certificate of incorporation attached thereto that it reviewed. Allen neither conducted a physical inspection of the properties and facilities of PlanetOut or the HMI Entities nor, except as specifically set forth in the opinion, made or obtained any evaluations or appraisals of the assets or liabilities of PlanetOut or the HMI Entities, or conducted any analysis concerning the solvency of PlanetOut. Allen’s opinion addressed only the fairness, from a financial point of view, of the merger consideration to PlanetOut’s stockholders, and did not address any other aspect or implication of the proposed business combination or any other agreement, arrangement or understanding entered into in connection with the proposed business combination or otherwise. Allen’s opinion is necessarily based upon information made available to it as of the date of its opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Allen’s opinion. Allen’s opinion did not address the relative merits of the proposed business combination as compared to other business strategies that might be available to PlanetOut, nor did it address PlanetOut’s underlying business decision to proceed with the proposed business combination. Allen did not express an opinion about the fairness of any compensation payable to any of PlanetOut’s officers, directors or employees in connection with the proposed business combination, relative to the compensation payable to the stockholders.

In preparing its opinion, Allen performed a number of financial and comparative analyses, including those further described below. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Allen believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying its opinion. No company or transaction used in the analyses performed by Allen as a comparison is identical to PlanetOut or the contemplated proposed business combination. In addition, Allen may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Allen’s view of the actual value of PlanetOut. The analyses performed by Allen are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Allen’s analysis of the fairness, from a financial point of view, of the merger consideration to PlanetOut’s stockholders, and were provided to PlanetOut’s board of directors in connection with the delivery of Allen’s opinion.

Financial Analyses of Allen

The following is a summary of material financial analyses performed by Allen in connection with the preparation of its opinion, and reviewed with PlanetOut’s board of directors at a meeting held on January 7, 2009. Certain of the following summaries of financial analyses that were performed by Allen include information presented in tabular format. In order to understand fully the material financial analyses that were performed by Allen, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses. Allen analyzed the pro forma value of Here Media in order to place a range of potential values on the merger consideration and analyzed the value of PlanetOut in order to determine if the merger consideration to be received by the stockholders of PlanetOut was fair, from a financial point of view, to PlanetOut’s stockholders.

Valuation of Here Media

Allen used the following valuation analyses in determining a range of pro forma enterprise values for Here Media after giving effect to the completion of the merger: (1) discounted cash flow analysis; (2) comparable company multiples analysis; and (3) sum of the parts analysis.

(1) Discounted Cash Flow Analysis.  Allen’s discounted cash flow approach was based upon certain financial projections and estimates for the fiscal years 2009 to 2011 which were provided by the management of PlanetOut and the HMI Entities. Allen’s analyses utilized the projected cash flows of PlanetOut and the HMI Entities discounted back to present value based on a range of risk-adjusted discount rates. Allen used discount rates ranging from 14% to 18% and used terminal estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples ranging from 4.0x to 6.0x. The discount rates for the Here Media discounted cash flow analysis were calculated using the weighted average cost of capital based upon (i) comparable public diversified media companies’ capital structures and equity betas, (ii) the U.S. 10-year treasury rates as of January 5, 2009, (iii) the equity market risk premium, (iv) the equity size risk premium for companies of comparable size and

(v) an assumed 40% marginal tax rate. The terminal EBITDA multiples were determined by analyzing the Enterprise Value/2009E and 2010E EBITDA multiples for comparable public diversified media companies. The resulting discounted cash flow analysis implied an enterprise value range of Here Media of between $59 million and $95 million.

(2) Comparable Company Multiples Analysis.  Allen analyzed and examined EBITDA multiples and revenue multiples for publicly traded diversified media companies which Allen deemed most comparable to Here Media, based on having business segments comparable to the business segments of Here Media. These companies included:

•	Walt Disney Co.

•	News Corporation

•	Time Warner Inc.

•	Viacom

•	Liberty Media Corp.

•	CBS Corp.

Allen calculated the ratio of enterprise value to EBITDA and enterprise value to revenue on a projected calendar year basis for 2008 through 2010 for the comparable companies. Based on its analysis of the comparable companies, Allen selected a representative range of multiples and applied the multiples to relevant financial data of Here Media to calculate a range of implied enterprise values. Given Here Media’s projected 2009 performance, Allen focused its analysis on the EBITDA multiples for 2010 and the revenue multiples for 2009. Allen’s analysis is set forth in the table below.

	Implied Enterprise	Range of Selected
	Value of	Multiples of Comparable
	Here Media	Diversified Media Companies
($ millions)

2010E EV/EBITDA	$51 — $64	4.0x — 5.0	x
2009E EV/Revenue	$46 — $57	0.8x — 1.0	x

(3) Sum of the Parts Analysis.

Comparable Company Multiples Analysis.  Allen analyzed and examined revenue multiples for publicly traded companies in each of the online, cable, filmed entertainment and magazine sectors that Allen deemed most comparable to the four operating divisions of Here Media based upon their primary line(s) of business being comparable to the line(s) of business of the specific Here Media segment against which they were being compared. Additionally, for the public online comparable companies, they were selected based upon their enterprise value as of January 5, 2009 being between $0 and $600 million.

Allen calculated the ratio of enterprise value to revenue on a projected calendar year basis for 2009 for the comparable companies in each sector. Based on its analysis of the comparable companies, Allen selected a representative range of multiples for each sector and then conducted a sum of the parts analysis. This analysis derived an implied enterprise value for Here Media of between $27 million and $67 million, which equated to a range of multiples on Here Media’s consolidated 2009 revenues from 0.5x to 1.2x.

Comparable Precedent Transactions Analysis.  Allen reviewed selected precedent transactions within each of the online, cable, filmed entertainment and magazine sectors that had announcement dates between 2004 and 2008 (except for online precedent transactions which included transactions that had announcement dates over the prior three years), which had publicly-disclosed information or industry analyst estimates from which purchase price multiples could be derived and where the acquired company’s primary line(s) of business were comparable to the line(s) of business of the specific Here Media segment against which they were being compared.

For each company, Allen calculated the ratio of (i) enterprise value to revenue for the last twelve months; (ii) enterprise value to EBITDA for the last twelve months; (iii) enterprise value to estimated revenue over the following fiscal year; and (iv) enterprise value to estimated EBITDA over the following fiscal year. Based on its analysis of the comparable precedent transactions, Allen selected a representative range of multiples for each sector and then conducted a sum of the parts analysis. This analysis derived an implied enterprise value of Here Media of between $52 million and $117 million, which equated to a range of multiples on Here Media’s consolidated 2009 revenues from 0.9x to 2.0x.

Based on the various financial analyses summarized above and its knowledge of the industry and the business of PlanetOut, Allen determined that the range of pro forma enterprise values for Here Media was between $27 million and $95 million. This resulted in a pro forma equity value per share of Here Media common stock of between $1.49 and $4.80.

Fairness Analysis

Allen used the following methodologies to determine that the merger consideration to be received by PlanetOut’s stockholders represented equity values per share and revenue multiples that were in line with the results derived from the following valuation analyses: (1) comparable company multiples analysis; (2) comparable precedent transactions analysis and (3) comparable company premiums analysis.

(1) Comparable Company Multiples Analysis.  Allen analyzed and examined revenue multiples for companies within the online media sector which Allen deemed most comparable to PlanetOut. Specifically, Allen analyzed the common stock prices and market multiples of the following comparable publicly-traded companies:

•	IAC/InterActiveCorp

•	RealNetworks

•	InfoSpace

•	The Knot

•	Move

•	LoopNet

•	TechTarget

•	TheStreet.com

•	Spark Networks

•	Kaboose

•	Harris Interactive

•	LookSmart

Allen calculated the ratio of enterprise value to revenue on a projected calendar year basis for 2008 and 2009 for each of the companies identified above. Utilizing the numbers obtained from publicly available information, Wall Street research estimates and PlanetOut press releases, Allen determined that the merger consideration implied revenue multiples were within or above the selected range of representative multiples of the most comparable publicly traded companies in the online media sector.

Range of Multiples
	Implied by a Pro Forma	Range of Selected Multiples
	Equity Value of	from Comparable Publicly-Traded
	Between $1.49 and $4.80	Online Media Companies

EV/CY08E Revenue	0.4.x — 1.1.x	0.2x — 0.8	x
EV/CY09E Revenue	0.5.x — 1.6.x	0.2x — 0.8	x

(2) Comparable Precedent Transactions Analysis.  Allen reviewed selected precedent transactions within the online media sector that had announcement dates between 2006 and 2008 and which had publicly-disclosed information or industry analyst estimates from which purchase price multiples could be derived. For each transaction, Allen analyzed the enterprise value of the acquired company compared to the revenue and EBITDA of such company for the last twelve months and the following fiscal year, where available. Transactions analyzed included:

•	Comcast’s acquisition of Daily Candy

•	Radio One’s acquisition of Community Connect

•	D&B’s acquisition of AllBusiness.com

•	Spectrum Equity Investors’ acquisition of The Generations Network

•	Liberty Media’s acquisition of FUN Technologies

•	Hearst Magazine’s acquisition of RealAge

•	RH Donnelly’s acquisition of Business.com

•	Local.com’s acquisition of PremierGuide

•	Dow Jones’ acquisition of eFinancialnews

•	Lagardere SCA’s acquisition of Newsweb

•	WebMD Health’s acquisition of Subimo

•	Dow Jones’ acquisition of Factiva

•	FUN Technologies’ acquisition of CDM Fantasy Sports

•	Vocus’s acquisition of PRWeb

•	Prides Capital’s acquisition of eDiet.com

•	WebMD Health’s acquisition of Medsite.com

•	Conde Nast Publications acquisition of Wired News

•	The Knot’s acquisition of WeddingChannel.com

•	aQuantive’s acquisition of Franchise Gator

•	Kaboose’s acquisition of BabyZone.com

•	Realestate.com.au’s acquisition of Property Look

•	Interactive Data’s acquisition of Quote.com

•	WebMD Health’s acquisition of eMedicine.com

•	Great Hill Investors’ acquisition of Spark Networks

As indicated by the chart below, Allen determined that the merger consideration implied revenue multiples for PlanetOut that were slightly below or within the range of multiples paid in the most comparable transactions in the online media sector, based on Allen’s review of Wall Street research and PlanetOut management’s estimates. Because of PlanetOut’s 2008 and projected 2009 performance, Allen did not view the EBITDA analysis to be meaningful. In analyzing the multiples paid in comparable transactions, Allen noted that most of the precedent transactions occurred prior to the recent decline in equity markets. As a result, Allen gave less consideration to the multiples derived from the precedent transaction analysis, based on its belief that had such precedent transactions occurred in the present economic environment, the multiples would have been discounted to reflect such market declines.

Range of Multiples
	Implied by a Pro Forma	Range of Selected Multiples
	Equity Value of	from Comparable Publicly-Traded
	Between $1.49 and $4.80	Online Media Companies

EV/LTM Revenue	0.4.x — 1.1.x	0.6x — 2.0	x
EV/Forward Revenue	0.5.x — 1.6.x	0.6x — 2.0	x

(3) Comparable Company Premiums Analysis.  Allen analyzed and examined the transaction premiums paid in all completed acquisitions of domestic companies, excluding financial institutions, which were acquired from January 1, 2004 through December 31, 2008.

Allen also compared the merger consideration to PlanetOut’s market capitalization and enterprise value, comparing it with (a) the closing price on January 5, 2009 and (b) the four-week average closing prices. Allen determined that the pro forma Here Media equity value per share represented a premium of between 149% and 700% over the closing share price of PlanetOut on January 5, 2009 and a premium of between 250% and 1,000% over the four-week average closing price. Allen found that the merger consideration represented a premium to PlanetOut’s market price at the top end of the range of estimated premiums paid in comparable mergers and acquisitions.

General

Allen’s opinion and presentation to PlanetOut’s board of directors was one of many factors that PlanetOut’s board of directors took into account in making its decision. Consequently, the analyses described above should not be viewed as determinative of the opinion of PlanetOut’s board of directors in determining the fairness, from a financial point of view, of the merger consideration to PlanetOut’s stockholders. PlanetOut and the HMI Entities arrived at the amount of consideration to be paid to the PlanetOut stockholders as a result of the proposed merger through extensive negotiation. Allen did not determine the amount of merger consideration to be paid to the PlanetOut stockholders in the merger nor did it recommend the amount of merger consideration to be paid to such stockholders.

Pursuant to an engagement letter dated January 14, 2008, as amended by the amendment thereto, executed on January 7, 2009 (the “Engagement Letter”), PlanetOut’s board of directors engaged Allen to assist PlanetOut in a possible sale or disposition of all or substantially all of the equity or assets of PlanetOut. Allen’s services under the Engagement Letter included (i) acting as PlanetOut’s financial advisor, (ii) advising PlanetOut with respect to its analysis of the proposed business combination, (iii) advising PlanetOut as to its view of any appropriate and alternative courses of action relating to the proposed business combination, (iv) assisting PlanetOut in structuring any such business combination, and (v) delivering to PlanetOut’s board of directors its opinion as to the fairness of the merger consideration to the stockholders of PlanetOut, from a financial point of view. Allen was selected by PlanetOut’s board of directors based on Allen’s qualifications and reputation. Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes.

Except as described herein, Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and PlanetOut, the HMI Entities or any of their respective affiliates during the last two years. Pursuant to an engagement letter, dated May 14, 2007, between Allen and PlanetOut, Allen has provided financial advisory services to PlanetOut, including acting as placement agent in connection with PlanetOut’s private placement of $26.2 million of common stock consummated in July 2007. In addition, Allen advised PlanetOut in connection with its sale of PlanetOut’s magazine and book publishing business unit to an HMI Entity in August 2008 (the “Print Transaction”). Allen, and to Allen’s knowledge, certain of its affiliates, employees and related parties, beneficially own in the aggregate 238,872 shares of PlanetOut common stock and warrants to acquire 75,000 shares of PlanetOut common stock. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the debt and equity securities (or related derivative securities) of PlanetOut and any of its affiliates. The opinion was approved by Allen’s fairness opinion committee.

Pursuant to the terms of the Engagement Letter, Allen was paid a fee of $400,000 upon delivery of the opinion to PlanetOut’s board of directors, with such fee creditable against any Success Fee (as defined below) subsequently paid to Allen. Pursuant to the Engagement Letter, and conditioned upon the consummation of the proposed business combination, PlanetOut owes Allen a cash fee equal to $1,000,000 (the “Success Fee”), (a) $700,000 payable upon the closing of the proposed business combination and (b) $300,000 payable in 12 equal consecutive monthly installments of $25,000, beginning the first day of the first month after the closing of the proposed business combination. The Success Fee compensates Allen for both the proposed business combination and Allen’s previous assignment in connection with the Print Transaction in August 2008. In addition, pursuant to the Engagement Letter, Allen was issued the above-described warrants to purchase 75,000 shares of common stock of PlanetOut, which were subsequently replaced by warrants to purchase an equal number of shares at the closing sale price of PlanetOut common stock on January 7, 2009. PlanetOut has also agreed to reimburse Allen’s expenses up to $75,000 and indemnify Allen against certain liabilities arising out of such engagement.

Opinion and Financial Analyses of Viant Capital LLC Presented to PlanetOut’s Board of Directors

PlanetOut has engaged Viant as its financial advisor to render its opinion to the PlanetOut board of directors as to the fairness, from a financial point of view, of the consideration to be received by the stockholders of PlanetOut in connection with the proposed business combination. Viant has not, and has not been requested to, identify any strategic options or alternatives on PlanetOut’s behalf. At the meeting of the PlanetOut board of directors on January 7, 2009, Viant rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated January 7, 2009 that as of such date, based upon and subject to the various considerations set forth in the opinion, the merger consideration to be received by holders of shares of PlanetOut’s common stock pursuant to the merger agreement was fair from a financial point of view to such holders (other than Here Media and its affiliates).

Viant’s opinion is directed to the PlanetOut board of directors, addresses only the fairness from a financial point of view of the merger consideration pursuant to the merger agreement to holders of shares of PlanetOut, and does not address any other aspect of the proposed business combination. The Viant opinion does not constitute a recommendation to any stockholder of PlanetOut as to how that stockholder should vote on, or take any other action relating to, the merger. The full text of Viant’s written opinion, dated as of January 7, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Viant in rendering its opinion, is attached to this proxy statement/prospectus as Annex B. The summary of the Viant opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the Viant opinion. PlanetOut stockholders should read the Viant opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Viant.

In arriving at its opinion, Viant has:

•	reviewed a draft of the merger agreement dated January 6, 2009 and certain related documents and has subsequently confirmed that nothing in the merger agreement executed on January 8, 2009, as compared to the draft dated January 6, 2009, would affect its opinion;

•	reviewed certain publicly available financial statements and other business and financial information of PlanetOut and the HMI Entities’ contributed assets;

•	reviewed certain internal financial statements and other financial and operating data concerning PlanetOut, the HMI Entities and the combined entity furnished to Viant by PlanetOut and the HMI Entities;

•	reviewed certain financial projections prepared by the management of PlanetOut and the HMI Entities;

•	discussed the past and current operations and financial condition and the prospects of PlanetOut with senior executives of PlanetOut and the HMI Entities and with PlanetOut’s financial advisor, Allen;

•	reviewed the reported prices and trading activity for PlanetOut common stock;

•	compared the financial performance of PlanetOut and the prices and trading activity of PlanetOut common stock with that of comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	considered PlanetOut on a stand-alone basis, its ability to raise additional capital and relied upon the advice of management regarding current and estimated future performance;

•	reviewed with management the companies that Allen contacted on PlanetOut’s behalf and with Allen and management discussed the outcome of those discussions;

•	reviewed with management PlanetOut’s financial performance to date, PlanetOut’s future projections, market conditions generally for the online advertising and media sectors and, more specifically, market conditions for PlanetOut’s niche;

•	been advised by management regarding the expected overall declines in online advertising and other factors affecting PlanetOut’s future performance; and

•	performed such other analyses and considered such other factors as Viant deemed appropriate.

In connection with its review and in arriving at its opinion, Viant assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed or discussed with it for purposes of rendering its opinion, and upon the assurances of the management of PlanetOut and the HMI Entities that they are not aware of any information or facts that would make the information provided to Viant incomplete or misleading. Viant assumed all such information was accurate and complete in all respects. Viant did not independently verify such information (and did not assume responsibility for verifying any of such information), undertake an independent appraisal of the properties, facilities, assets or liabilities (contingent or otherwise) of Here Media or HMI Merger Sub and was not furnished with any such appraisals.

With respect to financial forecasts, Viant was advised by PlanetOut and the HMI Entities, and assumed without independent investigation, that they had been reasonably prepared and reflect PlanetOut and the HMI Entities management’s best currently available estimates and good faith judgment as to the expected future financial performance of PlanetOut, the HMI Entities and the combined entity. The estimates, budgets and projections may or may not be achieved and differences between projected results and those actually achieved may be material. Neither Viant nor any of its advisors or accountants take any responsibility for the accuracy or completeness of any of the accompanying material. Viant also assumed, without independent investigation, that the proposed business combination will be consummated in accordance with the terms set forth in the draft merger agreement and related documents reviewed by it without any amendment thereto and without any waiver by any of the parties of any of the conditions to their respective obligations.

Viant is not a legal, tax or regulatory advisor and expressed no opinion as to legal, tax or regulatory matters. Viant did not make any independent valuation or appraisal of the assets or liabilities of PlanetOut or the HMI Entities, nor was Viant furnished with any such appraisals. Viant’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of January 7, 2009. Events occurring after January 7, 2009 may affect Viant’s opinion and the assumptions used in preparing it, and Viant did not assume any obligation to update, revise or reaffirm its opinion. In arriving at its opinion, Viant was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving PlanetOut.

Financial Analyses of Viant

In preparing its opinion, Viant performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Viant in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Viant. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand-alone, and in order to more fully understand the financial analyses used by Viant, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to January 7, 2009, and is not necessarily indicative of current or future market conditions.

Comparable Public Companies Trading Analysis

Viant compared certain selected and projected financial information for PlanetOut, the HMI Entities and the combined entity to the corresponding publicly available data and ratios of the following publicly traded companies that Viant deemed relevant in the online, print and network/studios/distribution vertical markets:

Online	Print	Network/Studios/Distribution

Answers Corp. Google InfoSpace Inc. Monster Worldwide, Inc. Move, Inc. The Knot, Inc. TheStreet.com, Inc. Time Warner Inc. United Online Inc. Yahoo! Inc.	Journal Communications Inc. Martha Stewart Living Omnimedia Inc. Meredith Corp. News Corp. Washington Post Co.	CBS Corporation
Discovery Communications, Inc.
Image Entertainment, Inc.
Liberty Media Capital
Lions Gate Entertainment Corp.
Navarre Corp.
New Frontier Media Inc.
News Corp.
Outdoor Channel Holdings, Inc.
Time Warner Inc.
Viacom, Inc.
Vivendi
Walt Disney Co.

Viant sought public companies for its comparable company multiples analysis that had business models and revenues that were similar to those of Here Media’s vertical markets of online, print and network/studios/distribution. In the online vertical market, Viant included companies that derived revenues through subscriptions and advertising. In the print vertical market, Viant included companies that derived revenues through magazine publishing. In the network/studios/distribution vertical market, Viant included companies that derived their revenues through film production, licensing and distribution. For example, Viant excluded public companies in the print vertical market that derived the majority of their revenues from newspapers or that did not publish magazines. In the online vertical market, Viant excluded companies that only derived revenues from advertising and did not have revenues from subscriptions.

The table below sets forth the following multiples for the above-selected companies in each of the online, print and network/studios/distribution markets (expressed as a range of mean and median multiples for the selected companies in each market), and an implied enterprise value of each comparable segment of the combined entity applying the multiples to the combined entity’s pro forma projected financial data:

•	total enterprise value (defined as market capitalization plus total debt less cash and cash equivalents), as a multiple of total estimated revenues for calendar years 2009 and 2010; and

•	total enterprise value, as a multiple of estimated earnings before interest, taxes, depreciation, amortization and stock compensation expense (EBITDA) for calendar years 2009 and 2010.

Implied
Online	Multiple Range		Enterprise Value
(In millions)

Total Enterprise Value to Estimated Revenue 2009	1.5x — 1.6	x	$25.29 — $28.30
Total Enterprise Value to Estimated Revenue 2010	1.2x — 1.4	x	$20.46 — $24.20
Total Enterprise Value to Estimated EBITDA 2009	6.6x — 6.7	x	$3.24 — $ 3.30
Total Enterprise Value to Estimated EBITDA 2010	5.7x — 5.9	x	$32.05 — $32.70

Implied
Print	Multiple Range		Enterprise Value
(In millions)

Total Enterprise Value to Estimated Revenue 2009	0.8x — 0.8	x	$17.48 — $19.02
Total Enterprise Value to Estimated Revenue 2010	0.8x — 0.8	x	$18.33 — $19.11
Total Enterprise Value to Estimated EBITDA 2009	5.1x — 5.3	x	$2.50 — $ 2.63
Total Enterprise Value to Estimated EBITDA 2010	4.8x — 5.3	x	$11.53 — $12.89

Implied
Network/Studio/Distribution	Multiple Range		Enterprise Value
(In millions)

Total Enterprise Value to Estimated Revenue 2009	1.4x — 1.4	x	$23.97 — $24.31
Total Enterprise Value to Estimated Revenue 2010	1.3x — 1.4	x	$36.35 — $36.67
Total Enterprise Value to Estimated EBITDA 2009	6.0x — 6.5	x	Not Meaningful
Total Enterprise Value to Estimated EBITDA 2010	5.7x — 6.0	x	$26.71 — $28.44

Precedent Transactions Analysis

Viant analyzed publicly available financial information for selected merger and acquisition transactions occurring since March 2006 in the same three markets used in the “— Comparable Public Companies Trading Analysis” section: online, print and network/studios/distribution. Within the online category, Viant considered five separate transactions that occurred since March 2006. Within the print category, Viant considered six separate transactions that occurred since March 2006. Within the network/studios/distribution category, Viant considered six separate transactions that occurred since June 2006. The following table summarizes the transactions:

Online:

•	CBS Corporation’s acquisition of CNET Networks, Inc.

•	Amazon.com’s acquisition of Audible, Inc.

•	Liberty Media’s acquisition of IAC/Interactive Corp.

•	Macrovision’s acquisition of Gemstar — TV Guide International

•	NBC Universal’s acquisition of iVillage

Print:

•	Marpep Publishing’s acquisition of MPL Communications

•	Source Interlink Companies’ acquisition of PRIMEDIA Enthusiast Media

•	Thomson Reuters’ acquisition of Thomas Reuters PLC

•	News Corp’s acquisition of Dow Jones

•	Golden Tree Asset Management’s acquisition of Reader’s Digest

•	The McClatchy Company’s acquisition of Knight-Ridder

Network/Studios/Distribution:

•	Q Black’s acquisition of Image Entertainment

•	Entertainment One’s acquisition of Four Television & Film Companies

•	Société générale de financement du Québec’s acquisition of Alliance Films

•	Marwyn Investment Management’s acquisition of Entertainment One

•	CanWest Global Communications’ acquisition of Alliance Atlantis Communications

•	Madison Dearborn Capital Partners’ acquisition of Univision Communications

Viant sought public transactions for its comparable precedent transactions analysis between companies that had business models and revenues that were similar to those of Here Media’s vertical markets of online, print and network/studios/distribution. For the online vertical market, Viant included acquired companies that derived revenues through subscriptions and advertising. For the print vertical market, Viant included acquired companies that derived revenues through magazine publishing. For the network/studios/distribution vertical market, Viant included acquired companies that derived their revenues through film production, licensing and distribution. In addition, to be included in Viant’s analysis, both information on the structure and size of the transaction and financial information on the acquired company was required in order for Viant to calculate transaction multiples. Finally, to be included in Viant’s analysis, the transaction must have included the acquisition of a controlling stake in the acquired company.

In examining the selected transactions, Viant analyzed, for the selected transactions, the following information where available (expressed as a range of mean and median multiples for the selected transactions in each market), and applied such multiples to determine an implied enterprise value of each segment of the combined entity in the proposed business combination:

•	implied total enterprise value as a multiple of trailing twelve months (“TTM”) revenue; and

•	implied total enterprise value as a multiple of pro forma estimated TTM EBITDA.

With respect to the combined entity, since neither PlanetOut nor the HMI Entities developed complete 2008 pro formas for the combined entity, Viant applied TTM-related transaction multiples to 2009 projections for the combined entity and discounted this value back to use for 2008 purposes, using a discount rate of 20%. The following table summarizes Viant’s analysis:

Implied
Online	Multiple Range	Enterprise Value
(In millions)

Total Enterprise Value to TTM Revenue	2.8x — 3.2x	$40.30 — $46.34
Total Enterprise Value to TTM EBITDA	22.7x — 24.5x	$9.25 — $ 9.98

Implied
Print	Multiple Range		Enterprise Value
(In millions)

Total Enterprise Value to TTM Revenue	2.0x — 2.1	x	$37.66 — $40.41
Total Enterprise Value to TTM EBITDA	13.7x — 14.1	x	$6.74 — $ 6.95

Implied
Network/Studios/Distribution	Multiple Range		Enterprise Value
(In millions)

Total Enterprise Value to TTM Revenue	0.8x — 1.8	x	$12.14 — $26.04
Total Enterprise Value to TTM EBITDA	6.9x — 9.0	x	Not Meaningful

Viant noted that there has been a significant decline in most equity markets, including in the online and technology sectors generally and the markets described above. In its analysis, Viant considered this decline when analyzing comparable merger transactions occurring prior to the market decline. Viant believes that less, rather than more, consideration must be given to the precedent transactions analysis than in the past and an assumption must be made that had the selected precedent transactions occurred today, the multiples would have been discounted to reflect overall market declines.

Summary Valuation

Considering the factors described herein and the results of the above analyses, Viant determined an implied enterprise value range for each segment of the combined entity: online, print and network/studios/distribution, as follows:

Implied Enterprise Value Range	Range
(In millions)

Online	$23.00 — $27.00
Print	$16.00 — $18.00
Network/Studios/Distribution	$24.00 — $28.00

Viant aggregated the individual segments to determine an implied enterprise value for the combined entity, which it adjusted to account for the cash held by each of PlanetOut and the HMI Entities at closing (assumed to be $1-3 million from PlanetOut and $5 million from the HMI Entities) to determine an assumed total market value of the combined entity. The merger consideration payable to PlanetOut’s stockholders at closing is 20% of the common stock, plus the special stock, of Here Media. Accordingly, Viant calculated the implied valuation of the merger consideration to be 20% of the total market value of the combined entity. Viant’s analysis is summarized in the table below:

Summary Valuation	Implied Value
(In millions)

Online	$23.00 — $27.00
Print	$24.00 — $28.00
Network/Studios/Distribution	$16.00 — $18.00

Total Implied Enterprise Value	$63.00 — $73.00
Plus Cash at Closing	$6.00 — $ 8.00
Total Market Value	$69.00 — $81.00
Implied Value of Merger Consideration	$13.80 — $16.20

Viant compared the merger consideration to PlanetOut’s market capitalization, comparing it with (a) the trailing 30 days average closing prices as of January 7, 2009 and (b) the trailing 60 days average closing prices as of January 7, 2009. Viant determined that the pro forma Here Media equity value represented a premium of between 642% and 771% over the trailing 30 days average closing prices as of January 7, 2009 and a premium of between 248% and 309% over the trailing 60 days average closing prices as of January 7, 2009. Viant found that the merger consideration represented a premium to PlanetOut’s market capitalization at the top end of the range of estimated premiums paid in comparable mergers and acquisitions.

No selected company or participant in the precedent transactions utilized in the above analysis is identical to PlanetOut, the HMI Entities or the combined entity. In evaluating selected companies and precedent transactions and in otherwise performing its analyses, Viant made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond PlanetOut’s control, such as the impact of competition on PlanetOut’s businesses and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of PlanetOut or the industry or in the financial markets in general. The use of mean and median data to determine implied valuations is not in itself necessarily a meaningful method of using peer group data.

Viant performed a variety of financial and comparative analyses for the purpose of rendering its opinion. The summary set forth above does not purport to be a complete description of the analyses performed by Viant in connection with the rendering of its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Viant considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Viant believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. Except as described above, the fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis. The ranges of valuations resulting from any particular analysis described above should not be taken to be Viant’s view of the actual value of PlanetOut or the combined entity. Any estimates contained in Viant’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. In addition, analyses relating to the values of businesses do not purport to be appraisals or necessarily reflect the prices at which businesses may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Therefore, these analyses do not purport to be appraisals or to reflect the prices at which the shares of Here Media might actually trade.

Viant conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration to be received by the stockholders of PlanetOut pursuant to the merger agreement from a financial point of view to the stockholders of PlanetOut and in connection with the delivery of its opinion dated January 7, 2009 to the PlanetOut board of directors. Viant’s opinion and its presentation to the PlanetOut board of directors was one of many factors taken into consideration by the PlanetOut board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the PlanetOut board of directors with respect to the merger consideration or of whether the PlanetOut board of directors would have been willing to agree to a different merger consideration. Viant’s opinion was approved by a committee of Viant investment banking and other professionals in accordance with its customary practice.

Viant is a boutique investment banking firm. As part of its investment banking services, Viant is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Viant was retained by the PlanetOut board of directors to act as PlanetOut’s financial advisor in connection with the merger to render the opinion described herein based on Viant’s experience as a financial advisor in mergers and acquisitions. Except in connection with Viant’s current engagement in connection with the merger, Viant does not have and has not had any relationships involving the payment or receipt of compensation between Viant and PlanetOut, the HMI Entities or any of their respective affiliates during the past two years.

Under the terms of its engagement letter, Viant provided PlanetOut with a fairness opinion in connection with the proposed business combination. PlanetOut agreed to pay Viant a customary fee for its services and to reimburse Viant for reasonable out-of-pocket expenses incurred during the performance of such services. In addition, PlanetOut has agreed to indemnify Viant for certain liabilities arising out of Viant’s engagement.

Interests of PlanetOut’s Directors, Executive Officers and Principal Stockholders

In considering the recommendation of PlanetOut’s board of directors with respect to the proposed business combination, PlanetOut stockholders should be aware that some of PlanetOut’s board members, and executive officers have interests in the merger that are different from, or in addition to, the interests of other PlanetOut stockholders generally. This section provides information for PlanetOut’s officers and directors as of December 31, 2008. After that date, Bill Bain was terminated on January 16, 2009, Karen Magee resigned as chief executive officer and a director on March 3, 2009 and Daniel Steimle was appointed as chief executive officer on March 3, 2009.

Director Positions with Here Media.  As provided in the merger agreement, upon completion of the proposed business combination, Here Media’s board of directors will include Mr. Jarchow, Mr. Colichman and Mr. Kleweno. Mr. Kleweno is currently the chairman of the PlanetOut board of directors.

Treatment of PlanetOut Equity Awards.  All outstanding PlanetOut stock options and restricted stock awards will be accelerated and will become fully vested immediately prior to completion of the proposed business combination. All stock options will terminate if not exercised prior to the completion of the proposed business combination.

None of the directors and executive officers of PlanetOut intends to exercise his or her outstanding stock options.

The vesting of all of the restricted stock awards currently held by PlanetOut’s directors and executive officers, as set forth in the following table, will be accelerated in connection with this transaction.

Name	Number of Shares

Daniel E. Steimle	—
Jerry Colonna	100
H. William Jesse, Jr.	100
Phillip S. Kleweno	300
John Marcom	400
Stephen B. Davis	400

Directors’ and Officers’ Liability Insurance.  The merger agreement requires Here Media to use commercially reasonable efforts to provide officers’ and directors’ liability insurance with respect to acts or omissions occurring at or prior to the effective time covering each person covered immediately prior to the effective time by PlanetOut’s then existing officers’ and directors’ liability insurance with substantially the same coverage and amounts as, and on terms and conditions that are reasonably comparable to, those in effect on the date of the merger agreement. Here Media, however, will not be obligated to cause the surviving corporation in the merger to pay premiums for such insurance in excess of 250% of the current premium paid by PlanetOut for such insurance. If the surviving corporation in the merger is not able to obtain insurance satisfying these requirements, it will be required to obtain as much comparable insurance as possible for an annual premium equal to 250% of the current premium paid by PlanetOut. The merger agreement also provides for continuation of the indemnification rights of officers and directors under PlanetOut’s existing certificate of incorporation, bylaws and indemnification agreements. See “— Indemnification” below.

PlanetOut Stock Ownership.  On February 25, 2009, PlanetOut’s directors, executive officers and their affiliates as of December 31, 2008 owned approximately 1.87% of PlanetOut common stock entitled to vote on adoption of the merger agreement. The board of directors of PlanetOut was aware of these interests and considered them in approving the merger.

Principal Stockholders.  The table below sets forth information regarding the beneficial ownership of PlanetOut’s common stock as of February 25, 2009 by: (i) each person or entity known by PlanetOut to beneficially own more than 5% of its outstanding shares of common stock; (ii) each executive officer of PlanetOut as of December 31, 2008; (iii) each director of PlanetOut as of December 31, 2008; and (iv) all executive officers and directors of PlanetOut as of December 31, 2008 as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The number of shares of PlanetOut’s common stock used to calculate the percentage ownership of each listed person includes the shares of PlanetOut’s common stock underlying options, warrants or other convertible securities held by that person that are exercisable within 60 days of February 25, 2009. The percentage of beneficial ownership prior to the proposed business combination is based on 4,088,118 shares of PlanetOut’s common stock outstanding as of February 25, 2009. The number of shares and percentage of beneficial ownership following the proposed business combination is based on the estimated 20,788,590 shares of Here Media common stock that will be outstanding immediately following the proposed business combination.

	Pre-Proposed Business		Post-Proposed Business
	Combination Shares of		Combination Shares of
	PlanetOut Common Stock		Here Media Common
	Beneficially Owned(1)		Stock Beneficially Owned
	Number of	Percent of	Number of	Percent of
Name and Address of Beneficial Owner	Shares	Total	Shares	Total

Greater than 5% Stockholders:
T. Rowe Price Associates, Inc.(2)	557,714	13.64%	557,714	2.68%
100 East Pratt Street Baltimore, MD 21202
S.F. Capital Partners Ltd.(3)	538,621	13.18%	538,621	2.59%
c/o Stark Investments 3600 South Lake Drive St. Francis, WI 53235
Cascade Investment, LLC(4)	521,739	12.76%	521,739	2.51%
2365 Carillon Point Kirkland, WA 98033
Austin W. Marxe and David M. Greenhouse(5)	474,008	11.59%	474,008	2.28%
153 East 53rd Street New York, NY 10022
PAR Investment Partners, L.P.(6)	237,098	5.79%	237,098	1.14%
One International Place, Suite 2401 Boston, MA 02110
Herbert A. Allen III(7)	234,432	5.73%	234,432	1.12%
711 Fifth Avenue New York, NY 10022

	Pre-Proposed Business		Post-Proposed Business
	Combination Shares of		Combination Shares of
	PlanetOut Common Stock		Here Media Common
	Beneficially Owned(1)		Stock Beneficially Owned
	Number of	Percent of	Number of	Percent of
Name and Address of Beneficial Owner	Shares	Total	Shares	Total

Officers and Directors:
Karen Magee(8)	41,894	1.02	28,294	*
Bill Bain(9)	5,000	*	5,000	*
Daniel Steimle(10)	0	*	0	*
Jerry Colonna(11)	3,158	*	600	*
H. William Jesse, Jr.(12)	23,924	*	22,030	*
Phillip S. Kleweno(13)	1,000	*	1,000	*
John Marcom(14)	800	*	800	*
Stephen B. Davis(15)	800	*	800	*
All executive officers and directors as a group (8 persons)(16)	76,756	1.87%	58.524%	*

*	Less than 1.0%

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Unless otherwise indicated, the principal address of each of the stockholders named in this table is: c/o PlanetOut Inc., 1355 Sansome Street, San Francisco, California 94111.

(2)	These securities are owned by various individual and institutional investors, including T. Rowe Price Media & Telecommunications Fund, Inc. (which owns 471,430 shares, representing 11.53% of the shares outstanding as of February 25, 2009), for which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investors and/or sole power to vote the securities. For purposes of the reporting requirements of the SEC, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates disclaims that it is, in fact, the beneficial owner of such securities.

(3)	The shares are held directly by SF Capital Partners Ltd. Messrs. Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as an investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over the shares but disclaim beneficial ownership thereof.

(4)	Based on a Form 3 filed on July 9, 2007, William H. Gates III exercises voting and investment control over the shares held by Cascade Investment, LLC.

(5)	Includes 80,653 shares held by Special Situations Cayman Fund, L.P. and 393,355 shares held by Special Situations Fund III Q.P., L.P. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc., the general partner of and investment adviser to Special Situations Cayman Fund, L.P. AWM also serves as the general partner of MGP Advisers Limited Partnership, the general partner of Special Situations Fund III Q.P., L.P.

(6)	The general partner of PAR Investment Partners, L.P. is PAR Group, L.P., and PAR Capital Management, Inc. is its general partner.

(7)	Includes 156,593 shares held by Allen & Company LLC (including 52,500 shares beneficially owned by Allen & Company LLC of the 75,000 share warrant, which warrant is assumed to be fully vested for purposes of this table), 52,045 shares held by Allen SBH II, LLC, 259 shares held by MBOGO Inc. and 19,792 shares held by certain family members of Herbert A. Allen III. Mr. Allen, as President of Allen & Company LLC, as President of Allen SBH II, LLC and as President of MBOGO may be deemed to be a member of a group with such entities and to beneficially own the shares held directly by each of such entities. Mr. Allen disclaims beneficial ownership of the shares of PlanetOut common stock held by these entities except to the extent of his pecuniary interest. Further,

Mr. Allen and such entities disclaim that Mr. Allen and such entities constitute a group for purposes of Rule 13d-5 of the Exchange Act. Mr. Allen holds dispositive power over the 19,792 shares held by certain of his family members but disclaims beneficial ownership of such shares. The amount set forth in the table excludes approximately 79,440 shares that are held by certain officers and employees of Allen & Company LLC and their related parties (including 22,500 shares beneficially owned by such officers, employees and their related parties of the 75,000 share warrant, which warrant is assumed to be fully vested for purposes of this table).

(8)	Ms. Magee’s pre-proposed business combination shares include 1,350 shares of PlanetOut common stock issuable upon the exercise of options that are exercisable within 60 days of February 25, 2009 and also include 24,500 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009. Ms. Magee resigned from her employment with PlanetOut on March 3, 2009. Pursuant to the terms of her employment agreement with PlanetOut, the vesting of options to purchase three shares of PlanetOut common stock and the lapse of restrictions on 12,250 shares of PlanetOut common stock were accelerated. Ms. Magee forfeited 12,250 shares of PlanetOut common stock pursuant to her resignation. For purposes of calculating Ms. Magee’s post-proposed business combination shares of Here Media common stock, it is assumed that she did not exercise any of her vested options to purchase PlanetOut common stock prior to the close of the proposed business combination.

(9)	Mr. Bain’s employment with PlanetOut was terminated on January 16, 2009. Pursuant to the terms of his employment agreement with PlanetOut, the lapse of restrictions on 2,500 shares of PlanetOut common stock was accelerated.

(10)	As of December 31, 2008, Mr. Steimle served as Interim Chief Financial Officer for PlanetOut and as such did not receive options or restricted stock. On March 3, 2009, Mr. Steimle was named Chief Executive Officer and Chief Financial Officer for PlanetOut.

(11)	Mr. Colonna’s pre-proposed business combination shares include 2,558 shares of PlanetOut common stock issuable upon the exercise of options that are exercisable within 60 days of February 25, 2009, all of which are fully vested, and also include 100 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009. For purposes of calculating Mr. Colonna’s post-proposed business combination shares of Here Media common stock, it is assumed that he did not exercise any of his vested options to purchase PlanetOut common stock prior to the close of the proposed business combination.

(12)	Mr. Jesse’s pre-proposed business combination shares include (a) 5,427 shares of PlanetOut common stock held in a retirement account for Mr. Jesse’s benefit, (b) 1,894 shares of PlanetOut common stock issuable upon the exercise of options that are exercisable within 60 days of February 25, 2009, all of which are fully vested and subject to a resale restriction which lapses on the same vesting schedule as the original option grant, and (c) 100 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009. For purposes of calculating Mr. Jesse’s post-proposed business combination shares of Here Media common stock, it is assumed that he did not exercise any of his vested options to purchase PlanetOut common stock prior to the close of the proposed business combination.

(13)	Mr. Kleweno’s pre-proposed business combination shares include 300 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009.

(14)	Mr. Marcom’s pre-proposed business combination shares include 400 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009.

(15)	Mr. Davis’s pre-proposed business combination shares include 400 shares of PlanetOut common stock subject to forfeiture within 60 days of February 25, 2009.

(16)	Includes all of the shares referenced in notes (8) through (15) above.

Indemnification.  The merger agreement provides that the provisions of the certificate of incorporation and bylaws of PlanetOut relating to indemnification of officers, directors, employees and agents will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of present and former officers and directors of PlanetOut, unless such modification is required by law. Accordingly, the surviving corporation in the merger will indemnify and hold harmless, and provide advancement of expenses to, all present and former officers and directors of PlanetOut with respect to acts or omissions occurring before the effective time of the proposed business combination, including those relating to the transactions contemplated by the merger agreement, to the fullest extent permitted by applicable laws.

The merger agreement further provides that after the completion of the business combination, Here Media will cause PlanetOut to fulfill and honor the obligations of PlanetOut under its certificate of incorporation and bylaws and under any indemnification agreements between PlanetOut and its present or former directors, officers and employees.

Trading of Here Media Stock; Exchange Act Registration and SEC Reporting

Neither the stock of Here Media nor the stock or limited liability company interests of any of the HMI Entities is publicly traded currently. The common stock of PlanetOut is listed on The Nasdaq Global Market, although PlanetOut was notified by Nasdaq on August 11, 2008 that the PlanetOut common stock failed to meet the minimum of $5 million market value for publicly held shares and that PlanetOut would have until approximately April 30, 2009 to meet the requirements or the shares would be delisted from The Nasdaq Global Market. In addition, the PlanetOut common stock has been trading below the Nasdaq’s $1.00 minimum trading price. While this requirement has been suspended by Nasdaq through April 19, 2009, there can be no assurance that after that date PlanetOut would be able to comply with the minimum bid price or the minimum market value of publicly held shares. In addition, Here Media may not be able to meet the much higher initial listing standards as would be required by the Nasdaq Stock Market in connection with the proposed business combination. In view of these facts and in an effort to contain costs, Here Media has concluded that it would not be advisable to seek to establish or maintain listing of its stock on any securities exchange. Accordingly, neither the Here Media common stock nor the Here Media special stock will be listed on any securities exchange or quoted on any automated quotation system upon completion of the proposed business combination. Quotations of Here Media common stock may be available on the OTC Bulletin Board if one or more brokerage firms are interested in providing such quotations.

Here Media intends to register its common stock under the Exchange Act as a successor issuer to PlanetOut and will, in that capacity, file reports with the Securities and Exchange Commission, including periodic reports on Forms 10-K and 10-Q. It will also be subject to the proxy solicitation requirements of Section 14a and its directors, executive officers and higher-than-10% stockholders will be subject to the reporting and the “short-swing profits” prohibitions of Section 16 of the Exchange Act.

Upon completion of the merger, PlanetOut will be a wholly owned subsidiary of Here Media and will accordingly no longer have any publicly traded stock. The listing of PlanetOut common stock on the Nasdaq Global Market will be terminated, it will no longer be registered under the Exchange Act and reports regarding PlanetOut as a separate company will no longer be filed with the Securities and Exchange Commission. PlanetOut will, however, be included as a consolidated subsidiary in the financial statements and SEC reports of Here Media.

Dividends

PlanetOut has never paid any cash dividends, and Here Media does not anticipate paying any dividends on its common stock for the foreseeable future.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material United States federal income tax consequences of the proposed business combination to U.S. holders of PlanetOut common stock who hold such stock as a capital asset. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion only addresses U.S. holders who hold shares of PlanetOut common stock as capital assets and does not purport to be a complete analysis of all potential tax consequences of the contribution and the merger through which the proposed business combination will be accomplished. In addition, this discussion does not address the tax consequences of transactions effected prior to or after the contribution and the merger (whether or not such transactions occur in connection with the contribution and the merger), including, without limitation, any exercise of a PlanetOut option or the acquisition or disposition of shares of PlanetOut common stock other than pursuant to the contribution and the merger. The discussion also does not address all aspects of U.S. federal income taxation that may be important to a U.S. holder in light of that holder’s particular circumstances, such as:

•	U.S. holders subject to special treatment under the United States federal income tax laws (for example, brokers or dealers in securities, financial institutions, mutual funds, insurance companies or tax-exempt organizations);

•	U.S. holders that hold PlanetOut common stock as part of a hedge, appreciated financial position, straddle, conversion transaction or other risk reduction strategy;

•	U.S. holders whose functional currency for United States federal income tax purposes is other than the U.S. dollar;

•	Partnerships or other entities classified as a partnership for United States federal income tax purposes;

•	U.S. holders liable for the alternative minimum tax; or

•	U.S. holders who acquired PlanetOut common stock pursuant to the exercise of options or otherwise as compensation.

HOLDERS OF PLANETOUT COMMON STOCK ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE CONTRIBUTION AND THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

Federal Income Tax Characterization of the Merger and the Contribution

In the opinions of Howard Rice, tax counsel to PlanetOut, and Mayer Brown LLP, tax counsel to Here Media, the merger and the contribution, taken together, will qualify as an exchange described in Section 351 of the Code. However, the tax opinions rely, and the conclusions provided therein depend, on the accuracy of certain factual representations to be provided by the respective parties regarding the merger and the contribution. Further, the tax opinions are subject to the qualifications and limitations contained therein. Nothing in this description or in any opinion of tax counsel regarding the tax treatment of the merger and the contribution is binding on the Internal Revenue Service (the “IRS”) or the courts, and the parties do not intend to request any rulings from the IRS with respect to any aspect of the contribution or merger. Accordingly, no assurances can be given that the IRS will not challenge such conclusions or that a court will not sustain such a challenge, if one is brought by the IRS.

Except as otherwise indicated, the following discussion assumes that the exchange of HMI ownership interests and PlanetOut common stock for Here Media common stock and special stock pursuant to the contribution and the merger, taken together, constitutes an exchange described in Section 351 of the Code. Although, as discussed below, the merger may separately qualify as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, tax counsel is providing no opinion as to whether or not the merger so qualifies.

Federal Income Tax Consequences to PlanetOut Stockholders

Exchange of PlanetOut Common Stock for Here Media Common Stock and Special Stock

Except as noted below under the captions “— Tax Consequences Depend on Characterization of Special Stock” and “— Tax Consequences May Differ if Merger Also Qualifies as Section 368 Reorganization”:

•	No gain or loss will be recognized by a holder of PlanetOut common stock who receives Here Media common stock and special stock in exchange for PlanetOut common stock in the merger.

•	The aggregate tax basis of the Here Media common stock and special stock that the holder receives should be equal to the aggregate tax basis of the PlanetOut common stock surrendered in the merger and such basis should be allocated between the Here Media common stock and special stock received in proportion to the relative fair market value of each class of stock.

•	The holding period of the Here Media common stock and special stock received should include the time period during which the exchanged PlanetOut common stock was held by such participating stockholder.

Tax Consequences Depend on Characterization of Special Stock

Although Here Media and PlanetOut believe that the special stock is properly characterized as stock of Here Media that is not “nonqualified preferred stock” (as that term is defined in Section 351(g)(2) of the Code) and will treat such stock accordingly for U.S. federal and state income tax purposes, tax counsel will not opine as to the characterization of the special stock for tax purposes. Because there is no clear authority considering the characterization of a financial instrument with terms substantially similar to the special stock, any conclusion regarding the classification of such special stock for income tax purposes is necessarily uncertain. Accordingly, the IRS may challenge the parties’ characterization of the special stock for tax purposes and a court may conclude that such special stock is either “nonqualified preferred stock” or property other than stock.

If the special stock (contrary to the intent of the parties) is “nonqualified preferred stock” or otherwise treated as not being stock of Here Media for U.S. federal income tax purposes, a U.S. holder of PlanetOut stock would be required to recognize any gain realized in the merger, but only to the extent of the fair market value of the special stock received. Gain realized would equal the excess, if any, of (i) the sum of the fair market value of the Here Media common stock and special stock received in the merger over (ii) the holder’s tax basis in the PlanetOut common stock surrendered in the merger. Gain or loss would be calculated separately for each identifiable block of shares of PlanetOut common stock surrendered in the merger (and not on an aggregate basis), and such holder could not offset a loss realized on one block of shares against gain recognized on another block of shares. (In no event would a participating holder be permitted to recognize any loss that may be realized in the merger.) Any gain recognized by the U.S. holder would generally be treated as capital gain, and would qualify for favored long-term capital gain treatment if the holding period for the shares of PlanetOut common stock surrendered in the merger is more than one year as of the effective time of the proposed business combination. The aggregate tax basis of the Here Media common stock received by a U.S. holder would be the same as the aggregate tax basis of the shares of PlanetOut common stock surrendered in the merger, decreased by the value of the special stock received, and increased by the amount of gain recognized. The holding period of the shares of Here Media common stock received in the merger would include the holding period of the shares of PlanetOut common stock surrendered in exchange therefor. The tax basis of the special stock received by a U.S. holder would be the fair market value of the special stock at the time it was received.

If the IRS were to challenge the treatment of the special stock as stock of Here Media and a court were to conclude that the special stock is not stock of Here Media for United States federal income tax purposes, the rules applicable to the holding, sale, transfer, exchange or other disposition of the special stock might differ from those applicable to stock. Holders of PlanetOut common stock are strongly urged to consult their own tax advisor regarding the tax consequences of holding, selling, transferring, exchanging or otherwise disposing of the special stock of Here Media.

Tax Consequences May Differ if Merger Also Qualifies as Section 368 Reorganization

It is possible that the merger may also independently qualify as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Qualification would depend on the merger satisfying certain tests, including, among other things, that the Here Media common stock represents at least 80% of the total Merger Consideration (the “control test”) and that PlanetOut after the merger continues to hold substantially all of the assets it held immediately prior to the merger (the “substantially all the assets” test). Because the Here Media shares are not publicly traded, it is very difficult to determine the relative values of the Here Media common stock and special stock with any degree of certainty. Accordingly, it is not possible to predict whether the “control test” will be satisfied in the merger, although Here Media believes that the special stock will likely represent significantly less than 20% of the total value of the merger consideration. In addition, proper application of the “substantially all the assets” test in the context of the proposed business combination is subject to ambiguity and uncertainty, such that no assurances can be given as to whether or not such test will be satisfied in the merger.

If the merger qualifies as a reorganization described in Sections 368(a)(1)(A) and 368(a)(2)(E), participating PlanetOut stockholders would still not recognize any gain or loss in the merger, unless the special stock is treated as “nonqualified preferred stock” or is otherwise treated as not being stock of Here Media for U.S. federal income tax purposes, as generally described above. However, for a holder that acquired blocks of PlanetOut common stock at different times and/or at different prices, the Here Media common stock and special stock received in the merger would be allocated tax basis based on the exchanged PlanetOut shares on a block-by-block basis (rather than on an aggregate basis as described above).

Straddle Rules

It is possible that the “straddle” rules under Section 1092 of the Code might be applicable to a taxpayer who holds both Here Media common stock and special stock, regardless of the characterization of the special stock as stock or otherwise. These special rules are applicable to positions that are part of a “straddle,” which consists of offsetting positions with respect to personal property. The applicability of these rules may affect the timing of when a loss is recognized or the applicable holding periods for United States federal income tax purposes in connection with the sale, transfer or other taxable disposition of shares of either class of stock. Holders of PlanetOut common stock are strongly urged to consult their tax advisor regarding the tax consequences of selling, transferring, exchanging or otherwise disposing of either common stock or special stock of Here Media.

Treatment of Dissenters

A holder of PlanetOut common stock who receives cash pursuant to the exercise of dissenters’ rights of appraisal will generally recognize capital gain or loss equal to the difference between the holder’s adjusted tax basis in the PlanetOut common stock surrendered and the amount of cash received by the dissenting stockholder. Such capital gain or loss will be long-term capital gain or loss if the holder held the PlanetOut common stock for more than one year.

Information Reporting and Backup Withholding

Payments of cash pursuant to the merger will be subject to information reporting and backup withholding unless (i) they are received by a corporation or other exempt recipient or (ii) the recipient provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s United States federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

Federal Income Tax Consequences to Here Media and PlanetOut

Neither Here Media nor PlanetOut will recognize any gain or loss for United States federal income tax purposes as a result of the contribution and the merger.

Employee Benefit Matters

The merger agreement provides that PlanetOut employees who begin participation in a Here Media benefit plan after the effective time of the proposed business combination will be given credit for their service with PlanetOut for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in the Here Media benefit plans. Such employees will also be eligible for participation in employee benefit plans in the aggregate equivalent to those provided to similarly situated employees of Here Media.

Effect on Awards Outstanding Under Stock Plans

All outstanding PlanetOut stock options will be exercisable immediately prior to the merger and will terminate if not exercised. All restricted stock awards will vest and be converted into merger consideration at the effective time of the proposed business combination.

Board of Directors and Management of Here Media After the Proposed Business Combination

Upon completion of the proposed business combination, Here Media’s board of directors will consist of Mr. Jarchow, Mr. Colichman and Mr. Kleweno.

Mr. Jarchow will be chairman of the board of directors, Mr. Colichman will be the chief executive officer and president, and Mr. Shyngle will be the chief accounting officer, of Here Media.

Regulatory Matters

No regulatory consents or approvals are required to complete the proposed business combination.

Accounting Treatment

Here Media will account for the proposed acquisition under Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations. After the closing of the proposed business combination, the purchase price will be allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values and the excess of the purchase price over the net tangible and identifiable intangible assets will be recorded as goodwill.

Appraisal Rights

The following discussion of the provisions of Section 262 of the Delaware General Corporation Law (“DGCL”) is not a complete statement of the law pertaining to appraisal rights and is qualified in its entirety by reference to the full text of Section 262 of the Delaware General Corporation Law, a copy of which is attached to this document as Annex D and is incorporated into this summary by reference.

PlanetOut is organized under Delaware law. Under Delaware law, a holder of record of outstanding shares of PlanetOut capital stock that does not vote those shares in favor of the adoption of the merger agreement will be entitled to exercise appraisal rights in connection with the merger, if it is completed, and receive in cash the fair value of the shares as determined by the Delaware Chancery Court. Under Section 262, PlanetOut must not less than 20 days before PlanetOut’s special meeting, notify each holder of its capital stock of record as of the record date for the special meeting (          , 2009) that appraisal rights are available and must include in the notice a copy of Section 262. PlanetOut intends that this document constitute the required notice. A holder of PlanetOut common stock who elects to exercise appraisal rights must:

•	deliver to PlanetOut, before the vote to adopt the merger agreement, written notice of the holder’s intention to demand payment of the fair value of the holder’s shares (this written notice must be in addition to and separate from any proxy or vote against the merger agreement; neither voting against adoption nor a failure to vote for the merger agreement will constitute such a notice); and

•	not vote in favor of adoption of the merger agreement (a failure to vote will satisfy the requirement, but a vote in favor of adoption of the merger agreement, by proxy or in person, or execution of a proxy without indicating how it should be voted, will constitute a waiver of the holder’s appraisal rights and will nullify any previously filed written notice of intent to demand payment).

A stockholder who fails to comply with either of these conditions will have no appraisal rights with respect to the stockholder’s shares.

Any person wishing to exercise appraisal rights must be the record holder of those shares on the date the person makes the written demand for appraisal and must continue to hold those shares until completion of the merger. A stockholder who elects to exercise appraisal rights with respect to shares of PlanetOut common stock should deliver written notice thereof to PlanetOut, not later than the date of the PlanetOut special meeting and, in any event, prior to the vote on the merger at the PlanetOut special meeting, by hand delivery to PlanetOut Inc., 1355 Sansome Street, San Francisco, CA 94111, Attention: Secretary. The notice should include the stockholder’s telephone and facsimile numbers. The notice must be executed by, or on behalf of, the holder of record whose name should be stated as it appears on his, her or its stock certificate(s). The notice must identify the stockholder and indicate the intention of the stockholder to demand payment of the fair value of its shares. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand, the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder, such as a broker, who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

If the merger is completed, each holder of PlanetOut common stock who has perfected its appraisal rights in accordance with Section 262 will be entitled to be paid by PlanetOut for its PlanetOut common stock the fair value in cash of those shares. The Delaware Court of Chancery will appraise the shares, determining their fair value, exclusive of any element of value arising from the completion or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the shares. In determining such fair value, the court may take into account all relevant factors and upon such determination will then direct the payment of the fair value of the shares, together with any interest, to the holders of PlanetOut common stock who have perfected their appraisal rights. The shares of PlanetOut common stock with respect to which holders have perfected their appraisal rights in accordance with Section 262 and have not effectively withdrawn or lost their appraisal rights are referred to in this document as the dissenting shares.

Stockholders considering seeking appraisal for their shares should note that the fair value of their shares determined under Section 262 could be more, the same, or less than the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares. The court may determine the costs of the appraisal proceeding and allocate them among the parties as the court deems equitable under the circumstances. Upon application of a stockholder, the court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such determination or assessment, each stockholder bears its own expenses.

Within ten days after the effective date of the merger, the surviving corporation must mail notice to all stockholders who have demanded appraisal in compliance with the requirements of Section 262 notifying them that the merger has become effective. Within 120 days after the effective date, holders of dissenting shares may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery for the appraisal of their shares.

However, any stockholder may, within 60 days of the effective date and prior to the filing of a petition, withdraw a demand for appraisal and accept the merger consideration to which it otherwise would have been entitled. At the hearing on such petition, the court will determine the stockholders who have perfected their appraisal rights. The court may require the holders of dissenting shares to submit their stock certificates to the Register in Chancery in order to note the pending appraisal proceedings on the stock certificate. The failure of a stockholder to comply with the court’s direction may result in the court dismissing the proceedings as to that stockholder.

Within 120 days after the effective date, the holders of dissenting shares may, upon written request, receive from PlanetOut a statement setting forth the aggregate number of shares not voted in favor of adopting the merger agreement and with respect to which demands for appraisals have been received and the aggregate number of holders of those shares. PlanetOut must mail this statement to holders of shares who have perfected their appraisal rights in accordance with Section 262 within ten days after receiving a written request for this statement or within ten days after the expiration of the 20-day period for delivery of demands for appraisals, whichever is later. A person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

Any holder of PlanetOut common stock who demands an appraisal in compliance with Section 262 will not, after completion of the merger, be entitled to vote its shares for any purpose or be entitled to payment of dividends or other distributions on those shares, other than dividends or other distributions payable as of a date on or before the date of completion of the merger.

After the Court of Chancery determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court of Chancery shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Stockholders who are seeking appraisal should be aware that the fair value of their shares as determined by Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares and that investment banking opinions as to the fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

If any holder of PlanetOut common stock who demands appraisal of the holder’s shares under Section 262 fails to perfect, or effectively withdraws or loses the right to appraisal, the holder’s shares will be converted into a right to receive the merger consideration with respect to the holder’s dissenting shares in accordance with the merger agreement. Dissenting shares will lose their status as dissenting shares if:

•	the merger is abandoned;

•	the stockholder seeking appraisal rights fails to make a timely written demand for appraisal;

•	after making a timely written demand for appraisal, the stockholder fails to continuously own the shares until the effective time of the merger;

•	neither PlanetOut nor a stockholder who has otherwise complied with Section 262 files a petition for appraisal in the Delaware Court of Chancery within 120 days after the effective date of the merger; or

•	the stockholder delivers to Here Media following the business combination, within 60 days of the effective date of the merger, or thereafter with Here Media’s approval, a written withdrawal of the stockholder’s demand for appraisal of the dissenting shares, although no appraisal proceeding in the Delaware Court of Chancery may be dismissed as to any stockholder without the approval of the court; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights, in which event a PlanetOut stockholder will be entitled to receive consideration with respect to the holder’s dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262, PlanetOut stockholders are encouraged to consult with their own legal advisors regarding appraisal rights.

THE MERGER AGREEMENT

General

The following description summarizes the material provisions of the merger agreement. It is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The provisions of the merger agreement are extensive and not easily summarized. This summary may not contain all of the information about the merger agreement that you may believe to be important. Accordingly, you should read the merger agreement carefully in its entirety for a more complete understanding of its terms.

Structure of the Proposed Business Combination

The merger agreement provides for the proposed business combination of PlanetOut and the HMI Entities to be accomplished in two concurrent steps. The first is the merger of Merger Sub, a wholly owned subsidiary of Here Media incorporated solely for that purpose, with and into PlanetOut, with stock of Here Media being issued in the merger for PlanetOut’s outstanding stock, and PlanetOut surviving the merger as a wholly owned subsidiary of Here Media. PlanetOut, in its form as a wholly owned subsidiary of Here Media following the merger, is referred to in the merger agreement and in this document as the “surviving corporation.” Concurrently with the merger, the HMI Owners will contribute their ownership interests in the HMI Entities, consisting of stock and limited liability company interests constituting 100% ownership of the HMI Entities, to Here Media in exchange for Here Media stock.

Transaction Consideration

Upon completion of the merger, each PlanetOut stockholder will be entitled to receive one share of Here Media common stock and one share of Here Media special stock, referred to as the merger consideration, for each share of PlanetOut common stock the stockholder holds. Based on the number of shares of PlanetOut common stock deemed outstanding as of the date hereof, the merger consideration will, in the aggregate, consist of 4,088,118 shares of Here Media common stock and an equal number of shares of Here Media special stock. In connection with the concurrent completion of the contribution, and assuming that the number of shares of PlanetOut common stock does not change between the date hereof and the date the proposed business combination is completed, the HMI Owners will receive an aggregate of 16,700,472 shares of Here Media common stock in exchange for their HMI Ownership Interests. The HMI Owners will not receive any shares of Here Media special stock. The merger agreement provides that the number of shares of Here Media common stock to be received by the HMI Owners will be adjusted to reflect any increase or decrease in the number of shares of PlanetOut common stock outstanding between the date of the merger agreement and the date of completion of the proposed business combination so as to maintain a fixed ratio between the number of shares of Here Media common stock to be received by PlanetOut stockholders and the HMI Owners. Giving effect to all exchanges of shares and limited liability company interests in the merger and the contribution, the pre-transaction PlanetOut stockholders will hold 20% of the Here Media common stock and 100% of the Here Media special stock, and the pre-transaction HMI Owners will hold 80% of the Here Media common stock and no Here Media special stock.

Exchange of PlanetOut Shares for Merger Consideration

As provided in the merger agreement, Here Media will appoint PlanetOut’s stock transfer agent or another bank or trust company reasonably acceptable to PlanetOut (the “Exchange Agent”) for the purpose of conducting the exchange of the merger consideration for outstanding shares of PlanetOut common stock. Promptly after the closing date of the merger and the contribution, the Exchange Agent will send a letter of transmittal form and instructions for exchanging certificates representing shares of PlanetOut common stock for the merger consideration to each record holder of PlanetOut common stock at the effective time of the proposed business combination.

Under the merger agreement, the Exchange Agent and Here Media will be entitled to deduct and withhold from the merger consideration otherwise payable to any holder of shares of PlanetOut common stock such amounts as the surviving corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign tax law. To the extent that amounts are so deducted and withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the shares of PlanetOut common stock in respect of which the deduction and withholding is made.

STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES REPRESENTING PLANETOUT SHARES AT THIS TIME. Any certificates received without the letter of transmittal form that the Exchange Agent will send to PlanetOut stockholders will be returned to the persons submitting them. This could result in delay in the receipt of the merger consideration by stockholders whose stock certificates are submitted prematurely.

Representations and Warranties

The merger agreement contains representations and warranties made by Here Media and PlanetOut that are customary for a transaction of this type. These include, among others, representations and warranties relating to each company’s due incorporation, valid existence and authority to enter into the merger agreement, the respective financial statements of PlanetOut and the HMI Entities, various aspects of their respective businesses, absence of litigation or liabilities relating to any of such parties and compliance by the respective parties with applicable law. Some of the representations and warranties are qualified by concepts of “materiality” or “material adverse effect,” referred to with respect to Here Media and PlanetOut as “Here Media Material Adverse Effect” and “PlanetOut Material Adverse Effect,” respectively. For purposes of the merger agreement, “Material Adverse Effect” means a material adverse effect on the business, operations financial condition or results of operations of a party and its subsidiaries, taken as a whole, provided that, in determining whether or not a Material Adverse Effect has occurred, no adverse effects resulting from certain matters, including the following, will be taken into account:

•	changes in the economy in general if they do not disproportionately affect PlanetOut or the HMI Entities, respectively;

•	changes in the parties’ respective industries but only if a party is not disproportionately affected thereby;

•	any change in the trading price of PlanetOut’s common stock;

•	any effect on a party resulting from actions taken pursuant to the merger agreement or at the request of or with the written consent of the other party or parties to the merger agreement; or

•	any effect arising as a result of the announcement of the transactions contemplated by the merger agreement.

The representations and warranties included in the merger agreement were made for purposes of the merger agreement only and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement, including those stated in separate disclosure schedules that are not included with this document. In addition, some of the representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or under applicable securities laws, or may have been used for purposes of allocating risk between the respective parties rather than establishing the stated matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex C, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus.

The representations and warranties contained in the merger agreement will not survive the effective time of the proposed business combination. This means that they will not provide a basis for liability on the part of the party giving them after the merger and the contribution transactions are completed. They will, however, provide a basis for termination of the merger agreement under certain circumstances if they are or become incorrect in one or more material respects before the effective time of the proposed business combination.

Covenants

Each of Here Media and PlanetOut has undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

Conduct of Business of PlanetOut and the HMI Entities.  PlanetOut has agreed to conduct its business in the ordinary course consistent with past practice, to use commercially reasonable efforts to preserve intact its business organization, keep available the services of its present executive officers and key employees and preserve its relationships with customers, suppliers, licensors and others having business dealings with it. It has also agreed not to engage in specified types of transactions or to take other specified types of actions, in each case prior to the completion of the proposed business combination, without the prior written consent of Here Media. Here Media and the HMI Entities have agreed to certain more limited restraints on their business activities prior to completion of the proposed business combination without the prior written consent of PlanetOut.

PlanetOut Board of Directors’ Covenant to Recommend.  The PlanetOut board of directors has agreed to recommend the adoption of the merger agreement and approval of the merger by PlanetOut stockholders, to call a meeting of the PlanetOut stockholders for that purpose and to use commercially reasonable efforts to obtain the PlanetOut stockholder approval. The PlanetOut board of directors, however, may withdraw or modify its recommendation in a manner adverse to Here Media, or postpone the special meeting for a period of up to five business days as discussed below.

No Solicitation by PlanetOut.  PlanetOut has agreed in the merger agreement that it will not:

•	solicit, initiate or knowingly encourage, directly or indirectly, any inquiries regarding or the submission of, any takeover proposal (as defined below);

•	participate in any discussions or negotiations regarding, or furnish any material non-public information or data with respect to, or take any other action to knowingly facilitate, the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; or

•	except as described below, enter into any agreement with any third party with respect to any takeover proposal or approve or resolve to approve any takeover proposal.

However, PlanetOut or its board of directors may:

•	make such disclosure to PlanetOut’s stockholders as, in the good faith judgment of the board of directors, after receiving advice from outside legal counsel, is required under applicable law; and

•	withdraw its recommendation in favor of adoption of the merger agreement or modify its recommendation in a manner adverse to Here Media if PlanetOut’s board of directors determines in good faith, after receiving advice of outside legal counsel, that such action is required to discharge the board of directors’ fiduciary duties to PlanetOut stockholders under Delaware Law.

In addition, PlanetOut or its board of directors may, prior to the adoption of the merger agreement by PlanetOut’s stockholders;

•	negotiate and participate in negotiations and discussions with any third party concerning a takeover proposal if such third party or group has submitted a superior proposal (as defined below);

•	furnish to such a third party or its representatives nonpublic information relating to PlanetOut pursuant to a confidentiality agreement containing terms and conditions similar to those of the existing confidentiality agreement entered into between PlanetOut and Here Media, provided that PlanetOut promptly, and in any event within 24 hours, provides to Here Media any non-public information concerning PlanetOut provided to any other person or group that was not previously provided to Here Media;

•	terminate the merger agreement in connection with a superior proposal, provided that PlanetOut pays a termination fee (as described below) and follows certain procedures set forth in the merger agreement; and

•	postpone the special meeting following a change in the PlanetOut board of directors’ recommendation under the above-described circumstances for a period of up to five business days if the board of directors determines in good faith, after receiving advice from outside legal counsel, that such action is required by applicable securities laws or is required to discharge the board of directors’ fiduciary duties to PlanetOut’s stockholders under Delaware Law.

The term “takeover proposal” as defined in the merger agreement means any inquiry, proposal or offer from a third party to acquire beneficial ownership of assets constituting 25% or more of the consolidated revenues, net income or assets of PlanetOut and its subsidiaries or 25% or more of any class of equity securities of PlanetOut or any of its subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to PlanetOut or any of its subsidiaries

The term “superior proposal” as defined in the merger agreement means an unsolicited written proposal by a third party to acquire, directly or indirectly, more than 50% of PlanetOut’s outstanding common stock or all or substantially all of PlanetOut’s assets that is (i) on terms which the PlanetOut board of directors determines in good faith, after receiving advice of its independent financial advisors, to be more favorable to PlanetOut stockholders from a financial point of view than the transactions provided for in the merger agreement (including any adjustment to the terms and conditions of the transactions provided for in the merger agreement that may be proposed by Here Media after presentation of the potential superior proposal), and (ii) which, in the good faith reasonable judgment of PlanetOut’s board of directors is reasonably likely to be consummated within a reasonable time.

Commercially Reasonable Efforts Covenant.  Here Media and PlanetOut have agreed to use their respective commercially reasonable efforts to complete the transactions provided for in the merger agreement and to fulfill the conditions to closing under the merger agreement or to cause them to be fulfilled. This will include cooperation by each party with the other in promptly preparing and filing any necessary documentation, including any applications, notices, petitions or other filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and any governmental entities that are necessary or advisable to complete the transactions contemplated by the merger agreement.

Indemnification and Insurance

These matters are discussed above under the headings “The Proposed Business Combination — Interests of PlanetOut’s Directors, Executive Officers and Principal Stockholders — Directors’ and Officers’ Liability Insurance” and “The Proposed Business Combination — Interests of PlanetOut’s Directors, Executive Officers and Principal Stockholders — Indemnification.”

Conditions to Completion of the Proposed Business Combination

Conditions to Obligations of All Parties.  The merger agreement provides that the obligations of PlanetOut, Here Media and the HMI Owners to complete the merger and the contribution are subject to the satisfaction at or prior to the effective time of each of the following conditions:

•	approval of the merger and adoption of the merger agreement by the affirmative vote of a majority of the outstanding shares of PlanetOut common stock entitled to vote thereon;

•	absence of any temporary restraining order, preliminary or permanent injunction or other court order or regulatory restraint, and the absence of any statute, regulation or order preventing or prohibiting the consummation of the merger and the contribution;

•	any required governmental approvals, waivers, consents or indications of non-objection shall have been obtained;

•	the registration statement under the Securities Act of which this proxy statement is a part shall have been declared effected by the SEC (which occurred prior to the distribution of this proxy statement) and no stop order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

Conditions to the Obligations of Here Media and the HMI Owners.  The merger agreement provides that the obligations of Here Media and the HMI Owners to complete the merger and the contribution are subject to the satisfaction of each of the following conditions:

•	the accuracy in all respects of specified representations and warranties made by PlanetOut in the merger agreement relating to its corporate existence, capitalization, power and authorization to enter into the merger agreement and the binding legal effect of the merger agreement on PlanetOut and the accuracy in all material respects of the remaining representations and warranties made by PlanetOut in the merger agreement; provided that inaccuracies in all such representations and warranties will be disregarded for this purpose if all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on PlanetOut;

•	performance in all material respects by PlanetOut of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the merger and the contribution;

•	Here Media and the HMI Owners shall have received a certificate of PlanetOut’s chief executive officer or chief financial officer confirming that the above-described conditions have been satisfied;

•	the absence since the date of the merger agreement of any event, development, circumstance or set of circumstances which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on PlanetOut;

•	receipt by Here Media of an opinion of Mayer Brown LLP, its legal counsel, to the effect that for U.S. federal income tax purposes the contribution and the merger, taken together, will constitute exchanges described in Section 351 of the Internal Revenue Code of 1986, as amended, and the HMI Owners will not recognize any gain or loss for U.S. federal income tax purposes as a result of the contribution and the merger; and

•	holders of not more than 5% of PlanetOut’s outstanding common stock shall have made a demand for appraisal and payment for their shares pursuant to Section 262 of the Delaware General Corporation Law.

Conditions to the Obligations of PlanetOut.  The obligation of PlanetOut to complete the merger and the contribution is subject to the satisfaction of each of the following conditions:

•	the accuracy in all material respects of the representations and warranties made by Here Media in the merger agreement, provided that inaccuracies in such representations and warranties will be disregarded for this purpose if all circumstances constituting such inaccuracies, considered collectively, do not constitute, and would not reasonably be expected to have or result in, a material adverse effect on Here Media and the HMI Entities taken as a whole;

•	performance in all material respects by Here Media of all of its obligations and covenants set forth in the merger agreement that are required to be performed at or prior to the consummation of the mergers and the contribution;

•	PlanetOut shall have received a certificate executed on behalf of Here Media, the HMI Entities and the HMI Owners by an authorized officer confirming that the above-described conditions have been satisfied;

•	the absence since the date of the merger agreement, of any event, development or set of circumstances which, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on Here Media and the HMI Entities taken as a whole; and

•	Here Media and the HMI Entities shall, in the aggregate, have cash and cash equivalents (as defined in the same manner as defined by PlanetOut in the preparation of its financial statements) not subject to a lien to secure indebtedness, other than general liens covering all or substantially all of the assets of Here Media or one or more of the HMI Entities, equal to $5,200,000 reduced by up to $500,000 of the costs and expenses incurred by Here Media, the HMI Entities and the HMI Owners in connection with the transactions provided for in the merger agreement, including fees and disbursements of accountants and legal counsel.

Termination

The merger agreement provides that Here Media and PlanetOut may terminate the merger agreement by mutual written consent at any time prior to the effective time of the proposed business combination whether before or after the requisite approvals of PlanetOut’s stockholders has been obtained.

The merger agreement also provides that, at any time prior to the closing, either before or after the requisite approval of PlanetOut’s stockholders has been obtained, either company may terminate the merger agreement:

•	if the proposed business combination has not been completed on or before April 30, 2009; provided that neither Here Media nor PlanetOut may terminate the merger agreement pursuant to this provision if the failure of such completion to occur on or before that date is the result of its breach of any of its obligations under the merger agreement;

•	if PlanetOut’s stockholders have not adopted the merger agreement and approved the merger at the special meeting or any postponement or adjournment thereof;

•	if a permanent injunction or other order of a court or other competent authority preventing the consummation of the merger shall have become final and nonappealable;

•	if there occurs a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the related closing condition not to be satisfied, the party seeking to terminate gives written notice to the other party of such party’s breach or failure, and such breach or failure is not cured within 20 business days of receipt of such notice; provided that neither PlanetOut nor Here Media may terminate the merger agreement pursuant to this provision if such party is at that time in material breach of the merger agreement;

•	if the PlanetOut board of directors has recommended, endorsed, accepted or agreed to a takeover proposal, or has resolved to do so, or has withdrawn or modified, or has resolved to do so, in a manner adverse to Here Media its recommendation to the PlanetOut stockholders to adopt the merger agreement and approve the merger;

•	if the PlanetOut board of directors has not sent the PlanetOut stockholders a statement recommending rejection of any tender or exchange offer or solicitation made in connection with any takeover proposal within ten business days of commencement thereof.

The merger agreement also provides that PlanetOut may terminate the merger agreement prior to the adoption of the merger agreement by the PlanetOut stockholders in order to enter into an agreement with respect to a superior proposal if:

•	PlanetOut notifies Here Media of its intention to terminate the merger agreement to accept a superior proposal, specifying the terms and conditions of the superior proposal; and

•	Here Media has not made within five business days of receipt of such notice an offer that PlanetOut’s board of directors determines in good faith, after receiving advice from its independent financial advisors, is at least as favorable, taking into account the termination fee that would be payable by PlanetOut in such event (described below), as the superior proposal.

Termination Fee Payable by PlanetOut

The merger agreement provides that PlanetOut will pay Here Media a termination fee of $500,000 in cash if any of the following events occurs:

•	the merger agreement is terminated by Here Media under the provisions of the merger agreement permitting such termination in the event that the PlanetOut board of directors has withdrawn its recommendation to the PlanetOut stockholders to adopt the merger agreement, recommended, endorsed, accepted or agreed to a takeover proposal or has resolved to do so, or modified its recommendation in a manner adverse to Here Media or has failed to make a timely statement recommending rejection of a tender or exchange offer or solicitation;

•	the merger agreement is terminated by PlanetOut under the provision of the merger agreement permitting such termination in the event that PlanetOut proposes to accept a superior proposal; or

•	the merger agreement is terminated by Here Media due to a breach of the agreement by PlanetOut or the merger agreement is terminated by PlanetOut or Here Media due to a permanent injunction or other court order or failure of the PlanetOut stockholders to adopt the merger agreement and approve the merger, prior to the time of termination a takeover proposal shall have been made with respect to PlanetOut, and within twelve months after termination of the merger agreement either a definitive agreement is entered into by PlanetOut with respect to a takeover proposal or a takeover proposal is consummated.

Other Expenses

Except as described in the following paragraph, the costs and expenses incurred by each party to the merger agreement in connection with the merger agreement and the transactions contemplated thereby will be borne by the respective parties incurring them. For this purpose, the parties have agreed that the expenses incurred in connection with printing and distributing this proxy statement, one-half of the filing fees in connection with the registration statement of which this proxy statement forms a part and one-half of any other filing fees payable to governmental entities in connection with the transactions provided for in the merger agreement shall be considered expenses of PlanetOut.

Notwithstanding the above general agreement of the parties regarding transaction expenses, the merger agreement provides that PlanetOut will pay subject to certain caps and limitations the reasonable, actual and documented out-of-pocket fees and expenses incurred by Here Media, the HMI Entities and the HMI Owners on or prior to the termination of the merger agreement in connection with the transactions contemplated thereby in certain circumstances. These circumstances include termination of the merger agreement due to certain breaches of representations, warranties or covenants of PlanetOut, or failure of PlanetOut’s stockholders to adopt the merger agreement and approve the merger and no takeover proposal has been made prior thereto (subject in such event to a maximum expense reimbursement of up to $500,000). Such expenses would also be required to be paid by PlanetOut in the event that PlanetOut’s board of directors withdraws or modifies in a manner adverse to Here Media the board’s recommendation to PlanetOut stockholders to approve the merger and adopt the merger agreement if such withdrawal or modification is based solely on an actual breach of representation, warranty or covenant by Here Media, any of the HMI Entities or any of the HMI Owners. Any request for such payment of expenses may only be made in connection with or after termination of the merger agreement.

Amendments; Waivers

The merger agreement provides that any provision of the merger agreement may be amended or waived before the effective time of the proposed business combination if, but only if, the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. After adoption of the merger agreement by the PlanetOut stockholders, however, no amendment or waiver may reduce the amount or change the kind of consideration to be received in exchange for their PlanetOut common stock or make any other change requiring PlanetOut stockholder under applicable law without further approval by the PlanetOut stockholders.

DIRECTORS, MANAGEMENT AND PRINCIPAL STOCKHOLDERS OF HERE MEDIA

Directors and Senior Management of Here Media after the Proposed Business Combination

Here Media will initially have three directors on completion of the proposed business combination. Here Media’s certificate of incorporation divides Here Media’s board of directors into three classes: Class I, Class II and Class III. At each annual meeting, Here Media stockholders will elect the members of one of the three classes to three-year terms. The initial term of the Class I director will expire at the annual meeting in 2010, the Class II director in 2011 and the Class III director in 2012.

Upon completion of the proposed business combination, Mr. Colichman will be the chief executive officer and president, and Mr. Shyngle will be the chief accounting officer, of Here Media.

Information regarding the directors and senior management of Here Media after the proposed business combination is presented below:

			Expiration of
Name	Age	Position with Here Media	Initial Term

Paul A. Colichman	47	Chief Executive Officer and President, Director	2011
Stephen P. Jarchow	57	Chairman of the Board of Directors	2012
Phillip S. Kleweno	47	Director	2010
Tony Shyngle	48	Chief Accounting Officer	N/A

The board of directors of Here Media has determined that Mr. Kleweno will be an independent director of Here Media under the criteria established by the Nasdaq Stock Market.

Paul A. Colichman is the Chief Executive Officer of Here Networks and Regent Entertainment Media and has served in this capacity for Here Networks since it commenced operations in 2004 and for Regent Entertainment Media since it commenced operations in 2008, Mr. Colichman’s career in the motion picture industry has spanned 34 years, and over the course of his career, Mr. Colichman has been involved in the production and distribution of over 200 motion pictures. He has also produced or created thousands of hours of television programming, including made-for-TV movies, talk shows, live events and original series. Mr. Colichman holds a B.A. and an MBA (with honors) from UCLA.

Stephen P. Jarchow is the Chairman of the Board of Directors of Here Networks and Regent Entertainment Media and has served in this capacity for Here Networks since it commenced operations in 2004 and for Regent Entertainment Media since it commenced operations in 2008. Mr. Jarchow is also chairman of Jarchow Investment Group. Mr. Jarchow’s career in the media and entertainment industry has spanned 17 years, and over the course of his career, Mr. Jarchow has been involved in the production or distribution of more than 150 motion pictures. He serves on the Board of Trustees of Otis College of Art and Design and has been an adjunct professor of entertainment law at Southern Methodist University. He began his career as a tax and real estate lawyer and subsequently became a partner at Lincoln Property Company, a Texas-based international real estate development company, and a senior managing director at Bear Stearns & Co. Inc. Mr. Jarchow received a B.B.A., M.S. and J.D. (with honors) from the University of Wisconsin-Madison. Mr. Jarchow has written five books on real estate and finance.

Phillip S. Kleweno has served on the PlanetOut board of directors since February 2007. Since August 2008, he has been a partner with the Bain Corporate Renewal Group in New York City. Prior to joining Bain, he was the President and Chief Executive Officer of Teleflora, LLC, a Los Angeles-based floral wire service and marketer of floral bouquets via the Internet, a position he held from May 2004 until July 2006. From May 2001 to April 2003, Mr. Kleweno was the President of Princess Cruises, a cruise line operator that markets, sells and delivers cruise vacations primarily to the North American market. Earlier in his career, Mr. Kleweno was a partner at Bain & Company, with industry expertise in areas including retail, media, travel and e-commerce. He holds a B.S. in Finance from Arizona State University and an MBA from the Harvard Business School.

Tony Shyngle is the Chief Accounting Officer of Here Networks and Regent Entertainment Media and has several years of diversified financial management experience. Prior to joining Here Networks and Regent Entertainment Media in September 2004, he served as the Director of Accounting in the theatrical film and television group at NBCUniversal from March 1999 to September 2004. Earlier in his career, Mr. Shyngle was an Auditor at Deloitte & Touche, LLP, where he was involved in financial statement audits, SEC filings, initial public offerings, and internal control audits of multinational corporations. He holds a B.S. in Accounting from California State University, Los Angeles, and he is a Certified Public Accountant (inactive).

Committees of Here Media Board of Directors

Here Media intends to have a small number of directors to promote efficiency in its operations and, accordingly, does not intend to appoint standing committees of its board of directors.

Compensation of Directors and Executive Officers

Directors of Here Media will be paid annual fees of $24,000 each for their services as directors. Messrs. Colichman and Jarchow have each elected to receive salaries of $1.00 for their services as executive officers during the first year following consummation of the proposed business combination. Mr. Shyngle’s salary has not yet been determined.

The following tables set forth information regarding the total compensation paid to Messrs. Colichman and Jarchow for their services as executive officers of Here Networks and as directors and executive officers of Regent Entertainment Media for the years indicated. Mr. Shyngle did not serve as an executive officer of either of such companies during such periods.

Summary Compensation Table
Here Networks

				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation		Total

Paul A. Colichman, Chief Executive Officer	2008	$141,326.37	—	$182,970.14	(1)	$324,296.51
	2007	$27,372.60	—	$212,733.34	(2)	$240,105.94
Stephen P. Jarchow, Chairman of the Board	2008	—	—	—		—
	2007	$32,133.04	—	$6,749.94	(3)	$38,882.98

Summary Compensation Table
Regent Entertainment Media

					All Other
Name and Principal Position	Year		Salary	Bonus	Compensation		Total

Paul A. Colichman, President and Director	2008	(4)	$37,191.15	—	$1,171.74	(5)	$38,362.89

Stephen P. Jarchow, Chairman of the Board	2008	(4)	—	—	—		—

(1)	This amount includes $178,517.52 of compensation paid by Here Networks to Sunshine & Wealth Productions Inc., a company owned 100% by Mr. Colichman, for consulting services provided by Mr. Colichman to Here Networks. This amount also includes $4,245.96 of 401(k) plan employer matching contributions and $206.66 of disability insurance premiums treated as additional compensation.

(2)	This amount includes $208,270.44 of compensation paid by Here Networks to Sunshine & Wealth Productions Inc. for consulting services provided by Mr. Colichman to Here Networks and $4,462.90 of 401(k) plan employer matching contributions.

(3)	This amount consists of $6,749.94 of 401(k) plan employer matching contributions.

(4)	Regent Entertainment Media was formed in March 2008.

(5)	This amount includes $1,117.36 of 401(k) plan employer matching contributions and $54.38 of disability insurance premiums treated as additional compensation.

Principal Stockholders of Here Media

The following table sets forth information, as of the date of this document, regarding the beneficial ownership of Here Media common stock, after giving effect to the proposed business combination, of:

•	each person that will be a beneficial owner of more than 5% of Here Media common stock;

•	each of the executive officers of Here Media;

•	each director of Here Media; and

•	all directors and executive officers of Here Media, taken together.

Beneficial ownership is determined for this purpose in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Here Media common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on the estimated 20,791,770 shares of Here Media common stock that will be outstanding immediately following the proposed business combination, and on the ownership of PlanetOut and the HMI Entities’ common stock or membership interests, as applicable, as of February 25, 2009.

Name of Beneficial Owner	Number of Shares	Percent

Stockholders owning approximately 5% or more:
Here Management LLC(1)	15,593,828	75%
Directors and Executive Officers:
Stephen P. Jarchow(2)	623,753	3%
Paul A. Colichman(2)	415,835	2%
Phillip S. Kleweno	1,000	*
Tony Shyngle	—	—
Directors and Executive Officers as a Group (3 persons)(2)	1,040,588	5%

*	Less than 1%.

(1)	Mr. Jarchow owns 51%, Mr. Colichman owns 35% and Mr. Andrew Tow owns 10% of the membership interests and are the only voting members of Here Management LLC.

(2)	Does not include 15,593,828 shares owned by Here Management LLC.

DESCRIPTION OF HERE MEDIA CAPITAL STOCK

Authorized Capital Stock

Here Media will be authorized by its certificate of incorporation to issue 40 million shares of common stock, $0.001 par value, 4.2 million shares of special stock, $0.001 par value, and 10 million shares of preferred stock, $0.001 par value. Following the effective time of the merger and the contribution, we anticipate that 20,788,590 shares of Here Media common stock, 4,088,118 shares of Here Media special stock and no shares of Here Media preferred stock will be outstanding. In addition, 87,000 shares of common stock and 87,000 shares of special stock will be reserved for issuance pursuant to the PlanetOut warrants assumed in connection with the transaction.

Common Stock

The shares of Here Media common stock to be issued in connection with the proposed business combination and the contribution will be duly authorized, validly issued, fully paid and nonassessable. Each holder of Here Media common stock will be entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Holders of Here Media common stock will not be entitled to cumulate votes in voting for Here Media directors.

Subject to the rights of the holders of any Here Media preferred stock that may be outstanding from time to time in the future, each share of Here Media common stock will have an equal and ratable right to receive such dividends as may be declared by Here Media’s board of directors out of funds legally available for the payment of dividends. In the event of Here Media’s liquidation, dissolution or winding up, the holders of its common stock would be entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any then outstanding preferred stock and the liquidation priority of any outstanding special stock. See‘— Special Stock” below. No holder of Here Media common stock will have any preemptive right to subscribe for any securities of Here Media. No redemption or sinking fund provisions are applicable to Here Media common stock.

The rights of holders of Here Media common stock are subject to, and may be adversely affected by, the rights, preferences and privileges of the holders of shares of any series of preferred stock that the board of directors may designate and issue in the future and the rights of outstanding shares of here Media special stock.

Special Stock

The shares of Here Media special stock to be issued in connection with the proposed business combination will be duly authorized, validly issued, fully paid and nonassessable. Holders of Here Media’s special stock will have, in their capacities as such holders, only the rights, preferences, privileges and restrictions set forth for the special stock in Here Media’s amended and restated certificate of incorporation, the proposed form of which is attached as Exhibit B to the merger agreement included as Annex C to this document.

The special stock has no right to receive dividends or any other distributions, except as described below in the event of a liquidation, dissolution or winding up of Here Media that occurs within four years after the date of the completion of the proposed business combination. The special stock will rank, with respect to the distribution of assets upon liquidation, dissolution or winding-up of Here Media, senior and prior in right to the common stock and junior to all series of Here Media’s preferred stock outstanding at any time.

In the event of Here Media’s liquidation, dissolution or winding up, if the value of the aggregate amount of cash and non-cash distributions (if any) to be made to holders of Here Media common stock after payment of claims of all of Here Media’s creditors and the liquidation preferences of any and all classes of preferred stock outstanding, which is referred to in the amended and restated certificate of incorporation as the “total liquidation value,” would result in the receipt of value per share of common stock that is less than $4.00 (as adjusted to the extent appropriate, as determined by the board of directors, to reflect stock splits, stock dividends and the like with respect to Here Media’s common stock), then, prior to any distribution to holders of common stock, the holders of special stock will be entitled to receive liquidation proceeds per share of special stock in an amount equal to the amount derived from the following equation, provided that in no event shall such amount exceed $4.00:

Liquidation Proceeds per share of special stock	=	$4.00	–	Total liquidation value – ($4.00 x Total number of outstanding shares of special stock) Total number of outstanding shares of common stock – Total number of outstanding shares of special stock

If payments are required to be made on the special stock, the payment per share of common stock which would be payable after payment to the holders of special stock, which is referred to in the amended and restated certificate of incorporation as the “liquidation balance per common share,” would be derived from the following formula:

Liquidation Proceeds balance per common share	=	Total liquidation value – ($4.00 x Total number of outstanding shares of special stock) Total number of outstanding shares of common stock – Total number of outstanding shares of special stock

If, upon liquidation, dissolution or winding up of Here Media, distributions are made other than in cash, the value of such distribution for purposes of determining distributable amounts as described above will be the fair market value thereof, as determined in good faith by the board of directors.

A consolidation or merger of Here Media with or into one or more other entities or a sale, conveyance, exchange or transfer of all or substantially all of its assets, in which in each of the foregoing cases:

•	50% or more of the value of the consideration paid or issued in exchange for the common stock or property or assets consists of cash, publicly traded securities or a combination of both; and

•	such transaction results in a change in control of the company (as the term “control” is defined under Rule 12b-2 promulgated under the Exchange Act)

will be deemed a liquidation, dissolution or winding up of Here Media.

The holders of Here Media special stock will not be entitled to vote on any matter to be voted on by stockholders, except as required by law. Without the affirmative vote of the holders of a majority of the outstanding shares of special stock, voting together as a single class, however, Here Media may not, whether by merger, consolidation or otherwise:

•	alter or change the powers, preferences or special rights of the special stock so as to affect the holders of special stock adversely;

•	issue any additional shares of special stock after the date of initial issuance of special stock in connection with the merger; or

•	amend the provision in its amended and restated certificate of incorporation providing for the foregoing voting rights.

Here Media special stock will be automatically canceled and cease to have any effect:

•	if, at any time prior to the date in 2013 that is the fourth anniversary of the initial issuance of the special stock, Here Media offers and sells its common stock in an underwritten public offering or a private placement in the form commonly known as a “Private Investment in Public Equity” or “PIPE” transaction at a per share price of at least $4.00 per share and resulting in gross proceeds to Here Media of at least $20 million;

•	if, at any time prior to the date in 2013 that is the fourth anniversary of the initial issuance of the special stock, Here Media shall have been acquired by a special purpose acquisition company or engaged in a similar transaction, as determined by the board of directors, other than in an acquisition for cash or marketable securities; or

•	on the date in 2013 that is the fourth anniversary of the initial issuance of special stock.

In addition, the special stock may be canceled upon the affirmative vote of the holders of a majority of the outstanding shares of special stock, voting together as a single class.

The amended and restated certificate of incorporation will provide that each reference to “$4.00” or “$4.00 per share” in the above described provisions of the certificate of incorporation shall be adjusted to the extent appropriate, as determined by the Here Media board of directors, to reflect stock splits, reverse stock splits, dividends or distributions made in shares of common stock, or reclassifications, in each case with respect to the common stock. In addition, under the merger agreement, the $4.00 per share priority claim to liquidation proceeds will be proportionately reduced in the event the number of shares of common stock that PlanetOut has outstanding or subject to existing warrants or other agreements to issue shares of common stock (other than certain identified warrants) exceeds the number of shares represented by PlanetOut in its representations and warranties set forth in the merger agreement by more than 10,000 shares.

Preferred Stock

Here Media’s certificate of incorporation authorizes the board of directors, without further action by the stockholders, to issue one or more series of preferred stock. The board of directors is also authorized to fix or alter the designations, powers, preferences and rights of the shares of each series of preferred stock and the qualifications, limitations or restrictions of any wholly unissued series of preferred stock and to establish the number of shares constituting any series of preferred stock. In addition, the board of directors may increase or decrease the number of shares of any series of preferred stock subsequent to the issuance of shares of that series, but the board of directors may not decrease the number of shares of any series of preferred stock below the number of shares of that series then outstanding.

The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control of Here Media without further action by the stockholders.

Transfer Agent

The transfer agent and registrar for the Here Media common stock and Here Media special stock will be Wells Fargo Shareowner Services.

Anti-Takeover Considerations

Delaware law contains, and Here Media’s certificate of incorporation and bylaws will contain, provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Here Media. For a description of these provisions, see “— Classes of Board of Directors,” “— Removal of Directors,” “— Vacancies on the Board of Directors,” “— State Anti-Takeover Statutes” and “— Notice of Stockholder Proposals and Director Nominations” under the caption entitled ‘‘ Comparative Rights of PlanetOut Stockholders Prior to and After the Merger.”

COMPARATIVE RIGHTS OF PLANETOUT STOCKHOLDERS PRIOR TO AND
AFTER THE MERGER

Upon completion of the proposed business combination, holders of PlanetOut capital stock and holders of the HMI Entities capital stock and limited liability company interests will become holders of Here Media capital stock and their rights will be governed by Delaware law and Here Media’s certificate of incorporation and bylaws. Here Media and PlanetOut are each corporations organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of capital stock in Here Media and PlanetOut arise primarily from differences in their respective certificates of incorporation and bylaws.

The following discussion summarizes the material differences between the rights of PlanetOut stockholders and Here Media stockholders. This section does not include a complete description of all the differences among the rights of these stockholders, nor does it include a complete description of the specific rights of the stockholders.

Authorized Capital Stock

PlanetOut	Here Media

The authorized capital stock of PlanetOut consists of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. PlanetOut’s certificate of incorporation authorizes the board of directors to authorize the issuance of one or more series of preferred stock. The board of directors has authorized 100,000 shares of preferred stock as Series A Junior Participating Preferred Stock, none of which are currently outstanding.	The authorized capital stock of Here Media consists of 40,000,000 shares of common stock, $0.001 par value, 10,000,000 shares of preferred stock, $0.001 par value, and 4,200,000 shares of special stock, $0.001 par value. Here Media’s certificate of incorporation authorizes Here Media to issue one or more series of preferred stock.

Classes of Board of Directors

PlanetOut	Here Media

PlanetOut’s board of directors has six members. PlanetOut’s bylaws provide that the number of directors shall be fixed in accordance with the certificate of incorporation. PlanetOut’s certificate of incorporation provides that the number of directors shall be fixed by resolutions of the board of directors.

PlanetOut’s certificate of incorporation provides that its board of directors is divided into three classes of directors, with each class being elected to a staggered three-year term. The actual designation of directors to each class is made by resolutions of the board of directors.	Here Media’s board of directors has three members. Here Media’s bylaws provide that the number of directors shall be fixed in accordance with the certificate of incorporation. Here Media’s certificate of incorporation provides that the number of directors shall be fixed by resolutions of the board of directors.

Here Media’s certificate of incorporation provides that its board of directors is divided into three classes of directors, with each class being elected to a staggered three-year term. The actual designation of directors to each class is made by resolutions of the board of directors.

Cumulative Voting

Under Delaware law, stockholders of a Delaware corporation do not have the right to cumulate their votes in the election of directors, unless that right is granted in the certificate of incorporation.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation does not permit cumulative voting by PlanetOut stockholders unless at the time of such election of directors PlanetOut is subject to section 2115(b) of the California General Corporation Law (“CGCL”).	Here Media’s certificate of incorporation does not permit cumulative voting by Here Media stockholders.

Removal of Directors

Under Delaware law, a director may be removed for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote for the election of directors, and without cause by the affirmative vote of the holders of a majority of the outstanding shares of the class or classes entitled to vote for that director.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation provides that during such times that PlanetOut is subject to Section 2115(b) of the CGCL, a director may be removed without cause by the affirmative vote of holders of a majority of the outstanding shares entitled to vote for that director, provided, however, that unless the entire board of directors is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director’s most recent election were then being elected.	Here Media’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock, no director shall be removed without cause. Here Media’s certificate of incorporation further provides that, subject to any limitations imposed by law, the board of directors or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of Here Media’s voting stock entitled to vote at an election of directors.

Vacancies on the Board of Directors

Under Delaware law, unless the certificate of incorporation or bylaws provide otherwise, the board of directors of a corporation may fill any vacancy on the board and any newly created directorship.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock, any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. PlanetOut’s certificate of incorporation further provides that any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.	Here Media’s certificate of incorporation provides that, subject to the rights of the holders of any series of preferred stock, any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, and except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Here Media’s certificate of incorporation further provides that any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

PlanetOut’s certificate of incorporation further provides that, at any time or times that PlanetOut is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy by the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then:(i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders;	or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL. The term of office of any director shall terminate upon that election of a successor.

Action by Written Consent

Under Delaware law, unless the certificate of incorporation provides otherwise, stockholders may take action by written consent.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation specifically prohibits actions taken by written consent of the stockholders.	Here Media’s certificate of incorporation does not prohibit stockholder action taken by written consent.

Amendment to Certificate of Incorporation

Delaware law requires the approval of the board of directors and a majority of the outstanding stock to amend the certificate of incorporation.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation expressly defers to Delaware law on this point, except that amendments to Articles V, VI, and VII of the certificate of incorporation require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class.	Here Media’s certificate of incorporation expressly defers to Delaware law on this point, except that amendments to Articles V, VI, and VII of the certificate of incorporation require the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class.

Amendment to Bylaws

Delaware law provides that stockholders have the power to amend the bylaws of a corporation unless the certificate of incorporation grants such power to the board of directors, in which case either the stockholders or the board of directors may amend the bylaws.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation provides that the board of directors may amend the bylaws. PlanetOut’s certificate of incorporation and its bylaws both provide that the affirmative vote of the holders of at least 66 2/3% of all of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to adopt, amend or repeal any provision of the bylaws.	Here Media’s certificate of incorporation provides that the board of directors may adopt, amend or repeal the bylaws. Here Media’s certificate of incorporation further provides that the bylaws may be altered or amended or new bylaws may be adopted by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of Here Media’s voting stock entitled to vote at an election of directors.

Meetings of Stockholders

PlanetOut	Here Media

PlanetOut’s bylaws provide that annual stockholder meetings are held on a date to be determined by the board of directors.	Here Media’s bylaws provide that annual stockholder meetings are held on a date determined by the board of directors.

PlanetOut’s bylaws provide that the chairman of the board of directors, the chief executive officer or the board of directors (pursuant to a resolution adopted by a majority of the total number of authorized directorships at the time any such resolution is presented to the board of directors for adoption) may call a special meeting of the stockholders.	Here Media’s bylaws provide that special meetings of the stockholders may be called by the chairman of the board of directors, the chief executive officer or by the board of directors pursuant to resolution adopted by a majority of the authorized directors at the time such resolution is presented to the board of directors for adoption.

PlanetOut’s bylaws also provide that at any time PlanetOut is subject to Section 2115(b) of the CGCL, stockholders holding 5% or more of the outstanding shares shall have the right to call a special meeting of stockholders.

Vote on Extraordinary Corporate Transactions

Under Delaware law, a sale or other disposition of all or substantially all of a corporation’s assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation requires the affirmative vote of the corporation’s board of directors (except in limited circumstances) plus, with limited exceptions, the affirmative vote of a majority of the outstanding stock entitled to vote on the transaction.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation and bylaws do not contain any provisions providing for a greater vote on extraordinary corporate transactions.	Here Media’s certificate of incorporation and bylaws do not contain any provisions providing for a greater vote on extraordinary corporate transactions.

State Anti-Takeover Statutes

Section 203 of the DGCL generally prohibits public corporations from engaging in significant business transactions, including mergers, with a holder of 15% or more of the corporation’s stock, referred to as an interested stockholder, for a period of three years after the interested stockholder becomes an interested stockholder, unless:

•	the board approves either the business transaction in question or the acquisition of shares by the interested stockholder prior to the time the stockholder becomes an interested stockholder; or

•	the interested stockholder acquired at least 85% of the outstanding shares in the transaction that resulted in it crossing the 15% threshold, such as pursuant to a tender offer; or

•	the business transaction is approved by the board of directors and the holders of at least two-thirds of the corporation’s shares entitled to vote thereon, excluding the shares held by the interested stockholder, at a meeting of stockholders.

PlanetOut	Here Media

PlanetOut’s certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the DGCL.	Here Media’s certificate of incorporation and bylaws do not contain any provisions opting out of the restrictions prescribed by Section 203 of the DGCL.

Notice of Stockholder Proposals and Director Nominations

PlanetOut	Here Media

PlanetOut’s bylaws provide that a PlanetOut stockholder must give notice, in proper form, of director nominations or proposals for each annual meeting to the secretary between 90 and 120 days prior to the anniversary of the preceding year’s annual meeting. If the date of the annual meeting is moved more than 30 days before or after the anniversary date, a stockholder notice must be given to the secretary not earlier than 120 days prior to the date of the meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made. For a special meeting called to elect directors or to conduct other business, a stockholder must give notice, in proper form, of director nominations or proposals not earlier than 120 days prior to the date of the meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such special meeting is first made and of the nominees proposed by the board of directors to be elected at such meeting.	Here Media’s bylaws provide that a stockholder must give notice, in proper form, of director nominations or proposals for each annual meeting to the secretary not later than the close of business 120 calendar days prior to the date of Here Media’s proxy statement released to stockholders in connection with the preceding year’s annual meeting of stockholders. If no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year’s proxy statement, a stockholder notice must be given to the secretary not earlier than the close of business on the 19th day prior to such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting or (ii) the 10th day following the day on which the public announcement of the date of such annual meeting is first made by Here Media, only if such public announcement is made fewer than 70 days prior to the date of such annual meeting.

INFORMATION ABOUT HERE MEDIA

Here Media was formed on January 2, 2009 for the purpose of effecting the proposed business combination. Here Media has not conducted any activities other than those incident to its formation, the matters contemplated by the merger agreement and the preparation of this document. Upon completion of the proposed business combination, PlanetOut and the HMI Entities will each become a wholly owned subsidiary of Here Media. The business of Here Media will be the combined businesses currently conducted by PlanetOut and the HMI Entities.

INFORMATION ABOUT PLANETOUT

Overview

PlanetOut Inc. was incorporated in Delaware in 2000. PlanetOut is a leading online media company serving the worldwide lesbian, gay, bisexual and transgender, or LGBT, community. PlanetOut serves this audience through its websites Gay.com and PlanetOut.com

As a result of further integrating PlanetOut’s various businesses, its executive management team, and its financial and management reporting systems during fiscal 2006, PlanetOut began to operate as three segments effective January 1, 2007: Online, Publishing and Travel and Events. The Travel and Events segment consisted of travel and events marketed through its RSVP Productions, Inc. (“RSVP”) brand and by its consolidated affiliate, PNO DSW Events, LLC (“DSW”). PlanetOut sold its interest in DSW in March 2007 and substantially all the assets of RSVP in December 2007.

On January 14, 2008, PlanetOut announced that it retained the services of Allen & Company, LLC to assist PlanetOut in evaluating strategic alternatives, including a possible sale of PlanetOut. On August 13, 2008, PlanetOut completed the sale of its Publishing business, which included substantially all the assets of LPI Media Inc. (“LPI”) and SpecPub, Inc. (“SpecPub”), to Regent Entertainment Media Inc. (“Regent Entertainment”), the designee of Regent Releasing, L.L.C. (“Regent”), an affiliate of Here Networks. In connection with the sale of its Publishing business to Regent, PlanetOut agreed to provide certain marketing and advertising services under a Marketing Agreement with Regent. As a result of the sale of its Publishing business, PlanetOut currently operates in one segment: Online.

With the extensive reach of its brands, PlanetOut believes it provides advertisers with unparalleled access to the LGBT community. PlanetOut generates revenue from multiple forms of online advertising including run-of-site advertising, advertising within specialized content channels and online-community areas, and member-targeted e-mails. PlanetOut also offers advertisers data on consumer behavior and the effectiveness of their online advertising campaigns with PlanetOut through user feedback and independent third-party analysis.

PlanetOut believes its online user base includes one of the most extensive networks of self-identified gay and lesbian people in the world. Users can access content on PlanetOut’s flagship websites for free and without registration, thereby generating page views and potential advertising and transaction services revenue. Those users who wish to access its online member-to-member connection services must register for its general membership services by providing their name, e-mail address and other personal content. Registration for general membership services on its flagship websites, Gay.com and PlanetOut.com, allows access to integrated services, including profile creation and search, basic chat and instant messaging. Members may also subscribe to its paid premium subscription service which enables them to access a number of special features that are not generally available under its free general membership packages.

On January 8, 2009, PlanetOut signed a definitive agreement to combine with Here Networks LLC and Regent Entertainment Media Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”), and the transaction will be effected through a contribution by the owners of Here Networks and Regent Entertainment Media of those businesses and an estimate of $4.7 million of cash into Here Media, a newly formed holding company. PlanetOut will concurrently be merged with a wholly owned subsidiary of Here Media. Following the contribution and the merger, all three companies will be subsidiaries of Here Media.

Under the terms of the agreement, PlanetOut stockholders will receive one share of Here Media common stock, together with one share of Here Media special stock, for each share of PlanetOut stock that the stockholder owns immediately prior to the effective time of the merger, which will result in the former PlanetOut stockholders owning approximately 20% of Here Media’s common stock and 100% of its outstanding special stock. The owners of Here Networks and Regent Entertainment Media will receive that number of shares of Here Media’s common stock such that they will own approximately 80% of Here Media’s common stock following the merger and the contributions. The special stock is being issued to provide a limited form of downside protection in the event of a liquidation, dissolution or winding up of Here Media or a sale of Here Media for cash or publicly tradable within four years after the merger and in which the holders of Here Media common stock would, but for the effect of the special stock, receive less than $4.00 per share.

Advertising Services

PlanetOut derives advertising services revenue from advertising contracts in which it typically undertakes to deliver a minimum number of “impressions,” or times that an advertisement appears in pages viewed by users of its online properties. PlanetOut’s advertisers can display graphical advertisements on the pages that are viewed by its users across all its online properties and on its affiliates’ websites. PlanetOut works with its advertisers to maximize the effectiveness of their campaigns by optimizing advertisement formats and placement on its websites. PlanetOut believes that online advertising will continue to grow and diversify as it captures a larger share of total advertising dollars.

During the years ended December 31, 2007 and 2008, no single advertiser accounted for more than 10% of PlanetOut’s domestic online advertising revenue other than Regent under the Marketing Agreement which represented 27% of PlanetOut’s domestic online advertising revenue in the year ended December 31, 2008. PlanetOut’s five largest customer industry categories accounted for approximately 63% and 75%, respectively, of its domestic online advertising revenue for fiscal 2007 and 2008, respectively, excluding the effects of advertising services revenue recognized under the Marketing Agreement with Regent in fiscal 2008.

Online Subscription Services

PlanetOut has offered Gay.com members a free, real-time chat service since 1996. It launched the PlanetOut.com personals service in 1997, and it believes PlanetOut.com was the first website of significant size to offer free personals specifically tailored to the LGBT community. In 2001, it created its paid premium membership services, Gay.com Premium Services and PlanetOut PersonalsPlus. As of December 31, 2008, it had approximately 95,000 subscribers to these online premium membership services.

PlanetOut does not charge fees for registering as a member or creating a profile on either Gay.com or PlanetOut.com, but non-subscribers have only limited access to member profile photographs and chat services, and may only perform basic profile searches. By joining its paid premium membership services, a Gay.com Premium Services or PlanetOut PersonalsPlus subscriber may reply to an unlimited number of profiles, bookmark and block profiles, perform advanced profile searches and view all full-sized photographs posted by other members. In addition, PlanetOut frequently offers other benefits with premium membership, including free subscriptions to magazines. It believes these types of additional premium offerings serve as an inducement for free members to convert to paying subscribers and for subscribers to lower-priced, shorter-term plans to convert to higher-priced, longer-term plans.

In addition to the general membership services offered by Gay.com and PlanetOut.com, PlanetOut’s Premium Services packages offer members additional enhanced features which include access to live customer and technical support and specialized premium content, as well as the ability to simultaneously enter several of its more than 700 chat rooms. Some of these special premium features are not currently available on PlanetOut.com.

While both services are available to anyone, Gay.com’s subscriber base is more heavily male and PlanetOut.com’s includes a higher percentage of females. As of December 31, 2008, approximately 96% of subscribers on Gay.com identified themselves as male and on PlanetOut.com, 37% of subscribers identified themselves as female. As of December 31, 2008, 13% of the Gay.com paid subscribers identified themselves as residing outside the United States.

PlanetOut is paid up-front for premium memberships, and it recognizes subscription revenue ratably over the subscription period. As of December 31, 2007 and 2008, deferred revenue related to premium membership subscriptions totaled approximately $3.9 million and $2.5 million, respectively.

Transaction Services

PlanetOut generates transactions services revenue by offering co-marketing opportunities with other affiliates that are marketing to the LGBT community. Transaction service revenue is recognized for its share of co-marketing revenue under these co-marketing affiliate agreements when payment is received.

Product Development and Technology

In 2007, PlanetOut’s product development teams completed extensive consumer research to identify key opportunities for it to increase the marketability of its online properties and established a redevelopment roadmap and timeline to introduce a new user experience for its consumers, completed the key preliminary planning stages and began the redevelopment effort. In 2008, it completed the development effort and launched a new version of Gay.com.

PlanetOut’s capital expenditures are primarily focused on the integration and re-architecture of the core technology platform of its websites and supporting its member services, including the introduction of new features and functions. It strives to concentrate its acquisitions of hardware and software with a single primary vendor when it believes it is feasible and cost-effective to do so. By reducing the number of types of systems it uses, it believes it is better able to manage its systems and achieve attractive pricing with vendors with whom it has established relationships.

PlanetOut’s basic network infrastructure primarily resides in virtual machines that are hosted in multi-core servers that leverage their capabilities in order to maximize efficiency and scalability. It primarily utilizes open source software and widely scalable, low-cost servers to reduce cost and enable it to easily expand technological capacity to handle increased loads. It tracks and monitors the growth of traffic on its websites and strives to maintain reserve capacity for extraordinary loads. It attempts to streamline and consolidate its technology as it upgrades its equipment to increase capacity.

PlanetOut employs several methods to protect its computer networks from damage, power interruption, computer viruses and security breaches that would result in a disruption of service to its members. Its hosted computer network, located in San Jose and operated by a third-party vendor, provides the primary services that it offers to the public on its flagship websites. The computer equipment in PlanetOut’s hosted network is located in an industrial-grade server room with on-site security systems and redundant uninterruptible power supply units, as well as smoke detection and fire suppression systems. The equipment is also deployed in a redundant configuration, designed to prevent any single computer failure from interrupting the services available on its websites. This network is protected from security breaches by a firewall, including anti-virus protection.

Competitive Strengths

Strong Community Affinity.  PlanetOut believes it has developed a loyal, active community of users, customers, members and subscribers. The word-of-mouth marketing that occurs through these individuals is an important source of past and potential growth, as increasing social interaction among users within its online community and word-of-mouth in the broader LGBT community help it obtain new and retain previous users and customers. It believes the Gay.com domain name helps reinforce its position as a leading network of LGBT people in the world.

Critical Mass.  PlanetOut believes it has built a critical mass of users across multiple properties that is attractive to advertisers, vendors, and consumers alike. It believes its combined worldwide Gay.com and PlanetOut.com member base constitutes one of the largest online networks of gay and lesbian people in the world. It also believes the size and attractive demographic characteristics of its user base is appealing to advertisers who seek multiple, cost-effective ways to target the LGBT market.

Diversified Revenue Streams.  PlanetOut derives its revenue from a combination of advertising, subscription and transaction services offered through its websites. It believes that having multiple revenue streams allows it to better withstand periodic fluctuations in individual markets, take advantage of cross-selling opportunities to

PlanetOut’s advertising and consumer customers, and more effectively monetize the audiences and traffic that it has built through its various properties.

Scalable Business Model.  PlanetOut believes it has an overall business model in which additional revenue can be generated with relatively low increases in its expenses. In its online subscription business, it believes the marginal cost to it of providing services to each new subscriber is relatively low. At the same time, much of the content accessible through its flagship websites is generated by members and made available at modest incremental cost. By creating additional web pages or chat screens on which it can place advertisements, each additional user on these websites also generates additional advertising capacity at little incremental cost.

Compelling Content.  PlanetOut offers compelling editorial content to the LGBT community, covering topics such as travel, news, entertainment, fashion, sports, and health. In addition, it believes its rich and varied LGBT-focused content, the integration of its chat, profile and instant messaging features and the ability of its online members to generate and share their own content and interact with one another keeps users returning to its websites. These features increase user touchpoints and provide PlanetOut with more opportunities to generate advertising revenue, grow its subscriber base, and increase product and service sales.

Niche Market Focus.  PlanetOut believes that it provides advertisers with a number of effective and innovative ways to reach both the larger LGBT community and those segments within the LGBT community that may share a particular affinity for their products or services. Its value proposition to advertisers includes:

•	Focused Advertising. PlanetOut believes it delivers access to one of the largest audiences of self-identified gay and lesbian people in the world. Its advertising programs allow both large national and international advertisers as well as smaller, local advertisers to reach the LGBT audience in a cost-effective manner.

•	Targeted Campaigns. In addition to offering advertisers the opportunity to reach the broader LGBT audience, PlanetOut offers the opportunity to more closely target specific audiences. For example, advertisers have the potential to reach its entire online user base with run-of-site advertisements or to target only those members who share certain common attributes such as age, gender, geographic location or online behaviors. By dividing its online content offerings into topic sections within channels, PlanetOut provides its advertisers with the ability to target their marketing efforts further, by sponsoring topic sections or running individual advertisements in channels specifically relevant to their particular products and services or brand strategy.

•	Research and Analysis. PlanetOut engages third parties to conduct independent research on member panels assembled from its online membership base regarding the effectiveness of specific campaigns as well as other matters of interest to its advertisers. Campaign studies examine the effect the campaign had on brand awareness, brand attributes, message association, brand favorability, purchase intent and advertisement recall and can include an analysis of the research and recommendations for future advertising campaigns. In addition to benefiting the advertiser, this type of research helps educate PlanetOut on how to more effectively position and manage campaigns for its advertisers.

Growth Strategy

PlanetOut’s goal is to enhance its position as an LGBT-focused market leader by maximizing the growth prospects and profitability of each of its revenue streams. It seeks to achieve this through the following strategies:

Growing PlanetOut’s User Base.  PlanetOut has sought to grow its user and subscription base by building on the extensive member base that it has developed online through the Gay.com and PlanetOut.com websites. It plans to continue marketing directly to consumers through targeted online advertising, keyword buys and affiliate programs. It also intends to offer new products and services through its websites. For example, PlanetOut is currently developing improvements to key features such as chat and profiles, and expanded capabilities related to member-generated content as part of its website and technology re-architecture.

Capitalizing on Advertising Growth and Relationships.  PlanetOut believes its large user base across multiple properties provides it with greater reach than other LGBT-focused media providers and that it is well positioned to benefit from the growth in advertisers wishing to target the LGBT community. By promoting packages that include, among others, Internet, e-mail, and events opportunities, PlanetOut believes it can differentiate its products and more effectively serve its advertising clients.

Competition

PlanetOut operates in a highly competitive environment. Across all three of its revenue streams, PlanetOut competes with traditional media companies focused on the general population and the LGBT community, including local newspapers, national and regional magazines, satellite radio, cable networks, and network, cable and satellite television shows. In its advertising business, PlanetOut competes with a broad variety of online and print content providers, including large media companies such as Yahoo!, Google, MSN, Time Warner, Viacom, Condé Nast and News Corporation, as well as a number of smaller companies focused specifically on the LGBT community. In its online subscription business, its competitors include these companies as well as other companies that offer more targeted online service offerings, such as Match.com and Yahoo! Personals, and a number of other smaller online companies focused specifically on the LGBT community. More recently, PlanetOut has faced competition from the growth of social networking sites, such as MySpace and Facebook, that provide opportunity for an online community for a wide variety of users, including the LGBT community. In its transaction business, it competes with traditional and online retailers. Most of these transaction service competitors target their products and services to the general audience while still serving the LGBT market. Other competitors, however, specialize in the LGBT market.

PlanetOut believes that the primary competitive factors affecting its business are quality of content and service, price, functionality, brand recognition, customer affinity and loyalty, ease of use, reliability and critical mass. Some of PlanetOut’s current and many of its potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and Internet markets and significantly greater financial, marketing, technical and other resources than PlanetOut does. Therefore, these competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract readers, users or traffic by offering services for free and devote substantially more resources to producing content and developing their services and systems than PlanetOut can.

Intellectual Property

PlanetOut uses a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect its proprietary intellectual property. PlanetOut has registered several trademarks in the United States, including “PlanetOut,” “PlanetOut and Design,” and “Gay.com and Design.” It has registered or applied for additional protection for several of these trademarks in select relevant international jurisdictions. Even if these applications are allowed, they may not provide PlanetOut with a competitive advantage. To date, PlanetOut has relied primarily on common law copyright protection to protect the content posted on its websites. Competitors may challenge the validity and scope of PlanetOut’s trademarks and copyrights. From time to time, PlanetOut may encounter disputes over rights and obligations concerning its use of intellectual property. PlanetOut believes that the services it offers do not infringe the intellectual property rights of any third party. PlanetOut cannot, however, make any assurances that it will prevail in any intellectual property dispute.

Regulatory Compliance

PlanetOut is, and may in the future be, subject to federal, state, local and international laws, including laws affecting companies conducting business on the Internet, including user privacy laws, regulations prohibiting unfair and deceptive trade practices and laws addressing issues such as freedom of expression, pricing and access charges, quality of products and services, taxation, advertising, intellectual property rights, display and production of material intended for mature audiences and information security. In particular, PlanetOut is required, or may in the future, be required, to:

•	comply with a law enacted in New Jersey in January 2008, or other similar laws which may be passed in the future, requiring PlanetOut to conduct background checks on its members prior to allowing them to interact with other members on its websites or, alternatively, provide notice on its websites that it has not conducted background checks on its members;

•	provide advance notice of any changes to PlanetOut’s privacy policies or to its policies on sharing non-public information with third parties;

•	with limited exceptions, give consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties;

•	provide notice to residents in some states if their personal information was, or is reasonably believed to have been, obtained by an unauthorized person such as a computer hacker;

•	comply with current or future anti-spam legislation by limiting or modifying some of its marketing and advertising efforts, such as email campaigns;

•	comply with the European Union privacy directive and other international regulatory requirements by modifying the ways in which PlanetOut collects and shares its users’ personal information;

•	qualify to do business in various states and countries, in addition to jurisdictions where PlanetOut is currently qualified, because its websites are accessible over the Internet in those states and countries;

•	limit PlanetOut’s domestic or international expansion because some jurisdictions may limit or prevent access to its services as a result of the availability of some content intended for mature viewing; and

•	limit or prevent access, from some jurisdictions, to some or all of the member-generated content available through PlanetOut’s websites. For example, regulations adopted by the United States Department of Justice (the “DOJ”) under the Child Protection and Obscenity Act of 1988 (the “CPO Act”) require primary and secondary producers, as defined in the regulations, of certain adult materials to obtain and make available for inspection specified records, such as a performer’s name, address and certain forms of photo identification as proof of a performer’s age. PlanetOut could be deemed a secondary producer under the CPO Act because it allows its members to display photographic images on its websites as part of member profiles. While the CPO Act and related regulations have been the subject of extensive litigation challenging their constitutionality, they remain in effect in modified form. PlanetOut may accordingly be subject to significant and burdensome recordkeeping compliance requirements and will have to evaluate and implement additional registration and recordkeeping processes and procedures, each of which would result in additional expenses or in fines or other sanctions in the event of noncompliance. Alternatively, if PlanetOut determines that the recordkeeping and compliance requirements would be too burdensome, it may be forced to limit the type of content that it allows its members to post to their profiles.

Employees

As of December 31, 2008, PlanetOut had 95 full-time employees and 10 part-time or temporary employees. PlanetOut utilizes part-time and temporary employees primarily to handle overflow work and short-term projects. None of PlanetOut’s employees are unionized, and PlanetOut believes that it generally has good relations with its employees.

On January 16, 2009, PlanetOut reduced its workforce by approximately 33%, including its Chief Technology Officer, to reduce costs and manage expenses.

Properties

PlanetOut is headquartered in San Francisco, California and currently leases approximately 56,000 square feet at its headquarters facility through 2012. PlanetOut believes that its existing facilities are adequate to meet current requirements. PlanetOut believes that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of corporate operations and for any additional sales offices.

Legal Proceedings.

PlanetOut is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to PlanetOut and others generally applicable to business practices within the industries in which it operates. A substantial legal liability or a significant regulatory action against PlanetOut could have an adverse effect on its business, financial condition and on the results of operations in a particular quarter or year.

Market Price of and Dividends on PlanetOut’s Common Stock

PlanetOut common stock is traded on The Nasdaq Global Market under the symbol “LGBT.” Public trading of its common stock commenced in October 2004.

The following table sets forth, for the periods indicated, the high and low bid prices per share of its common stock as reported on The Nasdaq Global Market:

	High	Low

2007
First Quarter	$51.90	$33.00
Second Quarter	35.20	8.60
Third Quarter	23.30	11.80
Fourth Quarter	13.24	5.41
2008
First Quarter	$6.28	$2.56
Second Quarter	3.50	1.65
Third Quarter	2.80	1.86
Fourth Quarter	2.75	0.25
2009
First Quarter (through , 2009)

PlanetOut was notified by Nasdaq on August 11, 2008 that its common stock failed to meet the minimum market value of $5 million for publicly held shares and that PlanetOut would have until April 30, 2009 to meet the requirements or the shares would be delisted from The Nasdaq Global Market. In addition, PlanetOut common stock has been trading below the Nasdaq’s $1.00 minimum trading price. While this requirement has been suspended by Nasdaq through April 19, 2009, there can be no assurance that after that date, PlanetOut would be able to comply with the minimum bid price or the minimum market value of publicly held shares.

On          , 2009, the closing sale price of PlanetOut common stock was $      per share.

As of          , 2009, there were approximately          holders of record of its common stock. This figure does not include the number of stockholders whose shares are held of record by a broker or clearing agency, but does include each such brokerage house or clearing agency as a single holder of record.

PlanetOut has never paid cash dividends on its stock and currently anticipates that it will continue to retain any future earnings to finance the growth of its business.

Management’s Discussion and Analysis of PlanetOut’s Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and related notes which appear only in this document. This discussion contains forward-looking statements that involve risks and uncertainties as more fully discussed under the “Forward-Looking Statements” section of this document.

Overview

PlanetOut is a leading online media company exclusively serving the worldwide lesbian, gay, bisexual and transgender, or LGBT, community. PlanetOut serves this audience through its websites Gay.com and PlanetOut.com.

As a result of the divestitures of RSVP, DSW, LPI and SpecPub and PlanetOut’s decision to exit the Travel and Events and Publishing businesses in December 2007 and August 2008, respectively, it has one segment remaining as of December 31, 2008: Online. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” PlanetOut has reported the results of operations and financial position of RSVP, DSW, LPI and SpecPub in discontinued operations within the consolidated financial statements.

On January 8, 2009, PlanetOut signed a definitive agreement to combine with Here Networks LLC and Regent Entertainment Media Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”) and will be effected through a contribution by the owners of Here Networks and Regent Entertainment Media of those businesses and an estimate of $4.7 million of cash into Here Media, a newly formed holding company. PlanetOut will concurrently be merged with a wholly owned subsidiary of Here Media. Following the contribution and the merger, all three companies will be subsidiaries of Here Media.

Executive Operating and Financial Summary

PlanetOut’s total revenue was $19.8 million in fiscal 2008, decreasing 24% from the prior year’s revenue of $26.0 million, due primarily to decreases in its advertising and subscription services revenue. Total operating costs and expenses were $27.7 million in fiscal 2008, decreasing 28% from the prior year total of $38.6 million. These decreases were primarily due to reductions in headcount, legal expenses and marketing expenditures. Loss from operations was $7.9 million in fiscal 2008, compared to a loss from operations of $12.6 million in fiscal 2007. This decrease in loss from operations was primarily the result of the reductions in operating costs in order to manage expenses against decreases in revenues noted above.

PlanetOut expects that revenue will decrease slightly in fiscal 2009 in comparison to fiscal 2008, primarily as a result of overall economic conditions. PlanetOut expects its operating loss will decrease in fiscal 2009 in comparison to fiscal 2008, due to further reductions in operating expenses including the restructuring noted in Note 13 “Subsequent Events” in its consolidated financial statements.

Results of Operations

Operating performance is measured based on contribution margin (loss), which consists of total revenues from external customers less direct operating expenses. Direct operating expenses include cost of revenue and sales and marketing expenses. Other operating costs and expenses such as general and administrative costs (consisting of costs such as corporate management, human resources, finance and legal), restructuring, and depreciation and amortization do not vary proportionately with total revenues, and as such, are not evaluated in the measurement of operating performance.

PlanetOut derives online advertising revenue from advertising contracts in which it typically undertakes to deliver a minimum number of impressions to users over a specified time period for a fixed fee. PlanetOut derives online subscription services revenue from paid membership subscriptions to its online media properties. Transaction services revenue includes revenue generated from co-marketing agreements with affiliates.

Cost of revenue primarily consists of payroll and related benefits associated with supporting subscription-based services, the development and expansion of site operations and support infrastructure, and producing and maintaining content for PlanetOut’s various websites. Other expenses directly related to generating revenue included in cost of revenue include transaction processing fees, computer equipment maintenance, occupancy costs, co-location and Internet connectivity fees, and purchased content. Sales and marketing expense primarily consists of payroll and related benefits for employees involved in sales, advertising client service, customer service, marketing and other support functions; marketing and promotion expenditures; and occupancy costs.

Comparison of the year ended December 31, 2007 to the year ended December 31, 2008 (in thousands, except percentages):

	Year Ended December 31,		Increase (Decrease)
	2007	2008	$	%

Online revenue:
Advertising services	$9,361	$6,150	$(3,211)	(34)%
Subscription services	16,130	13,413	(2,717)	(17)%
Transaction services	470	257	(213)	(45)%

Total online revenue	25,961	19,820	(6,141)	(24)%

Online direct operating costs and expenses:
Cost of revenue	11,422	9,877	(1,545)	(14)%
Sales and marketing	9,191	6,651	(2,540)	(28)%

Total online direct operating costs and expenses	20,613	16,528	(4,085)	(20)%

Online contribution margin	$5,348	$3,292	$(2,056)	(38)%

Online revenues decreased as a result of a decrease in advertising revenues due to turnover in PlanetOut’s sales staff and overall economic conditions and the discontinuance of its Local Scene advertising services revenue of $0.8 million in 2007, partially offset by $1.7 million of advertising revenue in fiscal 2008 related to the marketing and advertising services provided to Regent as part of the Marketing Agreement with Regent and a decrease in subscription revenues due to a reduction in the number of online subscribers to the Gay.com website. Online cost of revenue decreased primarily as a result of decreased headcount expenses of $0.6 million, a reduction in writedowns of capitalized labor of $0.5 million in 2007 related to development plan changes to the Gay.com website, a reduction in expenses due to the closing of PlanetOut’s international offices in conjunction with its July 2007 reorganization plan of $0.2 million and decreases in credit card fees of $0.2 million. Online sales and marketing expenses decreased primarily as a result of decreased headcount expenses of $0.9 million and decreased spending on advertising and marketing of $0.8 million during fiscal 2008.

For fiscal 2009, PlanetOut expects that online revenue will decrease from fiscal 2008 as a result of anticipated additional reductions in the number of online subscribers and reductions in advertising revenues as a result of overall economic conditions and the completion of advertising services to Regent under the Marketing Agreement in March 2009. PlanetOut expects that online cost of revenue will decrease as a result of further reductions in headcount. For fiscal 2009, PlanetOut expects that sales and marketing expenses will decrease as a result of further reductions to marketing expenditures to manage costs.

Other Operating Costs and Expenses

Other operating costs and expenses include general and administrative costs (such as corporate management, human resources, finance and legal), restructuring, depreciation and amortization and impairment of goodwill and intangible assets. These other operating costs and expenses do not vary proportionately with total revenues, and as such, are not evaluated in the measurement of operating performance.

General and Administrative.  General and administrative expense consists primarily of payroll and related benefits for executive, finance, administrative and other corporate personnel, occupancy costs, professional fees, insurance and other general corporate expenses. PlanetOut’s general and administrative expenses were $7.2 million for 2008, down 37% from the prior year. General and administrative expenses as a percentage of revenue were 37% for 2008, down from 44% in the prior year. The decrease in general and administrative expenses in both absolute dollars and as a percentage of revenue were due to decreased compensation and employee related costs of $1.1 million as a result of reductions in headcount, including severance and other costs related to the departure of PlanetOut’s President and Chief Operating Officer in March 2007 of $0.3 million decreases in legal expenses of $1.5 million, and a reduction in expenses due to the closing of PlanetOut’s international offices in conjunction with its July 2007 reorganization plan of $0.7 million.

PlanetOut’s general and administrative expenses were $11.4 million for 2007.

For fiscal 2009, PlanetOut expects general and administrative expenses to decrease from fiscal 2008 primarily due to decreased compensation and employee related costs as a result of decreases in headcount.

Restructuring.  In July 2007, PlanetOut’s board of directors adopted and approved a reorganization plan to further align its resources with its strategic business objectives. As part of the plan, PlanetOut closed its international offices located in Buenos Aires and London in order to streamline its business operations and reduce expenses. The reorganization, along with other organizational changes, reduced PlanetOut’s total workforce by approximately 15%. Restructuring costs of approximately $0.6 million, primarily related to employee severance benefits of approximately $0.5 million and facilities consolidation expenses of approximately $0.1 million, were recorded during 2007. PlanetOut completed this restructuring in the fourth quarter of 2007.

For fiscal 2009, PlanetOut expects additional restructuring charges of $0.5 million as a result of its January 2009 restructuring.

Depreciation and Amortization.  Depreciation and amortization expense was $3.9 million for fiscal 2008, down 28% from the prior year, due primarily to a decrease in depreciable assets in service and due a decrease in amortization of loan origination costs with the repayment of the note to Orix in 2007. Depreciation and amortization as a percentage of revenue was 20% for 2008, down from 21% in the prior year. Depreciation and amortization expense was $5.5 million for fiscal 2007. Depreciation and amortization as a percentage of revenue was 44% for 2007.

For fiscal 2009, PlanetOut expects depreciation and amortization expense will decrease from fiscal 2008 as a result of a decrease in depreciable assets in service.

Impairment of Goodwill and Intangible Assets.  During the fourth quarter of 2007, PlanetOut recorded an impairment charge to goodwill of $0.4 million related to the winding down of its international marketing efforts and the closure of its international offices in conjunction with its July 2007 restructuring plan.

Other Income and Expenses

Interest Expense.  Interest expense was $0.1 million for fiscal 2008, a decrease of 92% from the prior year, due primarily to repayment in July 2007 of the Orix term and revolving loans entered into in September 2006. Interest expense was $1.6 million for fiscal 2007. Interest expense for the year ended December 31, 2007 includes prepayment fees of $0.3 million, loan deferral fees of $0.2 million and $0.2 million for acceleration of the loan discount on the Orix loans.

Other Income, Net.  Other income, net consists of interest earned on cash, cash equivalents, and restricted cash as well as other miscellaneous non-operating transactions. Other income, net was $0.2 million for fiscal 2008, a decrease of 65% from the prior year, primarily due to decreased interest income during fiscal 2008 on lower cash balance as a result of loss from continuing and discontinued operations. Other income, net was $0.5 million for fiscal 2007.

Discontinued Operations

In an effort to simplify its business model, PlanetOut discontinued its Travel and Events businesses during 2007. In March 2007, PlanetOut sold its membership interest in DSW, a joint venture, to the minority interest partner. In December 2007, PlanetOut sold substantially all of the assets of RSVP. In August 2008, PlanetOut sold its Publishing business to Regent, which included the operations of LPI and SpecPub.

As a result of the sale of PlanetOut’s interest in DSW, the sale of substantially all the assets of RSVP, the sale of substantially all of the assets of LPI and SpecPub and PlanetOut’s decision to exit its Publishing and Travel and Events businesses, it has reported the results of operations and financial position of RSVP, DSW, LPI and SpecPub as discontinued operations within the condensed consolidated financial statements for the year ended December 31, 2007 in accordance with FAS 144. PlanetOut reported the financial position of LPI and SpecPub as assets and liabilities of discontinued operations on the condensed consolidated balance sheet as of December 31, 2007. In addition, the cash flow activity of RSVP, DSW, LPI and SpecPub have been segregated from the condensed consolidated statements of cash flows for the years ended December 31, 2007 and 2008. The results of operations of RSVP and DSW were previously reported and included in the results of operations and financial position of the Travel and Events segment. The results of operations of LPI and SpecPub were previously reported and included in the results of operations and financial position of the Publishing segment.

During the three months ended June 30, 2007, PlanetOut determined that a triggering event had occurred in May 2007, primarily due to lower advertising revenue than expected related to the Publishing segment and lower than expected revenue related to the Travel and Events business which PlanetOut believes resulted in a significant decrease in the trading price of its common stock and a corresponding reduction in its market capitalization. As a result of this triggering event, PlanetOut conducted the first step of its goodwill impairment test and determined that goodwill had been impaired. Accordingly, it conducted the second step of its impairment test to measure the impairment and recorded an estimated impairment charge to goodwill in the amount of $21.1 million in operating expenses of discontinued operations during the three months ended June 30, 2007.

During the three months ended December 31, 2007, in conjunction with its estimate to measure goodwill impairment in the three months ended June 30, 2007, PlanetOut recorded an impairment charge to its customer lists and user bases and tradenames of $1.9 million and $2.5 million, respectively, as a result of the completion of an independent business valuation of the intangible assets of its LPI reporting unit.

Restructuring costs of approximately $19,000, consisting of termination benefits related to the Travel and Events business, were recorded in discontinued operations during 2007.

The results of discontinued operations for the years ended December 31, 2007 and 2008 were as follows (in thousands):

	Year Ended December 31, 2007
	LPI	SpecPub	RSVP	DSW	Total

Total revenue	$20,249	$6,803	$17,033	$2	$44,087
Operating costs and expenses:
Cost of revenue	13,835	4,629	18,737	—	37,201
Sales and marketing	5,514	1,561	1,525	37	8,637
General and administrative	3,118	571	262	1	3,952
Restructuring	—	—	19	—	19
Depreciation and amortization	1,015	253	286	—	1,554
Impairment of goodwill and intangible assets	20,099	5,400	4,400	—	29,899

Total operating costs and expenses	43,581	12,414	25,229	38	81,262

Loss from operations	(23,332)	(5,611)	(8,196)	(36)	(37,175)
Other income (expense), net	(241)	(103)	25	—	(319)

Loss from discontinued operations	$(23,573)	$(5,714)	$(8,171)	$(36)	$(37,494)

	Year Ended December 31, 2008
	LPI	SpecPub	RSVP	Total

Total revenue	$12,569	$2,885	$—	$15,454
Operating costs and expenses:
Cost of revenue	9,213	2,282	(23)	11,472
Sales and marketing	3,346	686	(21)	4,011
General and administrative	1,621	211	10	1,842
Restructuring	1,132	97	—	1,229
Depreciation and amortization	327	31	—	358
Impairment of goodwill and intangible assets	1,978	4,294	—	6,272

Total operating costs and expenses	17,617	7,601	(34)	25,184

Income (loss) from operations	(5,048)	(4,716)	34	(9,730)
Other income (expense), net	(15)	1	—	(14)

Income (loss) from discontinued operations	(5,063)	(4,715)	34	(9,744)
Gain (loss) on sale of discontinued operations	(787)	651	—	(136)

Income (loss) from and gain (loss) on sale of discontinued operations	$(5,850)	$(4,064)	$34	$(9,880)

The current and non-current assets and liabilities of discontinued operations were as follows (in thousands):

	December 31, 2007
	LPI	SpecPub	Total

Current assets of discontinued operations:
Accounts receivable	$3,189	$977	$4,166
Inventory	1,113	314	1,427
Prepaid expenses and other current assets	1,251	504	1,755

	$5,553	$1,795	$7,348

Long-term assets of discontinued operations:
Property and equipment, net	$620	$54	$674
Goodwill	1,427	2,708	4,135
Intangible assets, net	1,870	2,567	4,437
Other assets	58	51	109

	$3,975	$5,380	$9,355

Current liabilities of discontinued operations:
Accounts payable	$495	$73	$568
Accrued expenses and other liabilities	603	161	764
Deferred revenue, current portion	1,717	1,434	3,151
Capital lease obligations, current portion	23	7	30

	$2,838	$1,675	$4,513

Long-term liabilities of discontinued operations:
Deferred revenue, less current portion	$1,089	$578	$1,667
Capital lease obligations, less current portion	104	24	128
Deferred rent, less current portion	157	178	335

	$1,350	$780	$2,130

Critical Accounting Policies

PlanetOut’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires PlanetOut to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

PlanetOut bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis on which it makes judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

PlanetOut believes the following critical accounting policies require more significant judgments and estimates in the preparation of its consolidated financial statements:

Revenue recognition.  PlanetOut derives its revenue principally from the sale of premium subscription services, banner and sponsorship advertisements and transactions services. Premium subscription services are generally for a period of one month to twelve months. Premium subscription services are generally paid for upfront by credit card, subject to cancellations by subscribers or charge backs from transaction processors. Revenue, net of estimated cancellations and charge backs, is recognized ratably over the service term. To date, cancellations and charge backs have not been significant and have been within management’s expectations. In January 2006, PlanetOut began offering its customers premium online subscription services bundled with magazine subscriptions. In accordance with EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), PlanetOut defers subscription revenue on bundled subscription service offerings based on the pro-rata fair value of the individual premium subscription services and magazine subscriptions.

To date, the duration of PlanetOut’s banner advertising commitments has ranged from one week to one year. Sponsorship advertising contracts generally have terms ranging from three months to two years and also involve more integration with its services, such as the placement of buttons that provide users with direct links to the advertiser’s website. Advertising revenue on both banner and sponsorship contracts is recognized ratably over the term of the contract, provided that PlanetOut has no significant obligations remaining at the end of a period and collection of the resulting receivables is reasonably assured, at the lesser of the ratio of impressions delivered over the total number of undertaken impressions or the straight line basis. PlanetOut’s obligations typically include undertakings to deliver a minimum number of “impressions,” or times that an advertisement appears in pages viewed by users of its online properties. To the extent that these minimums are not met, recognition of the corresponding revenue is deferred until the minimums are achieved.

Advertising Costs.  Costs related to advertising and promotion are charged to sales and marketing expense as incurred.

Valuation Allowances.  PlanetOut maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of PlanetOut’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

PlanetOut records a full valuation allowance against its deferred tax assets due to uncertainties related to its ability to realize the benefit of its deferred tax assets primarily from its net operating losses. In the future, if PlanetOut generates sufficient taxable income and determines that it would be able to realize its deferred tax assets, an adjustment to the valuation allowance would impact the results of operations in that period.

Goodwill and Other Long-lived Assets.  PlanetOut’s long-lived assets include goodwill, property and equipment and other assets. PlanetOut tests goodwill for impairment on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment in determining the fair value of its reporting units and the enterprise as a whole. PlanetOut conducts its annual test as of December 1st each year. Future impairment losses may have a material adverse impact on PlanetOut’s financial condition and results of operations.

PlanetOut records an impairment charge on intangibles or long-lived assets to be held and used when it determines that the carrying value of these assets may not be recoverable and/or exceed their carrying value. Based on the existence of one or more indicators of impairment, PlanetOut measures any impairment based on a projected discounted cash flow method using a discount rate that it determines to be commensurate with the risk inherent in its business model. These estimates of cash flow require significant judgment based on historical results and anticipated results and are subject to many factors.

Capitalized Website Development Costs.  PlanetOut capitalizes the costs of enhancing and developing features for its websites when it believes that the capitalization criteria for these activities have been met and amortize these costs on a straight-line basis over the estimated useful life, generally three years. PlanetOut expenses the cost of enhancing and developing features for its websites in cost of revenue only when it believes that capitalization criteria have not been met. PlanetOut exercises judgment in determining when to begin capitalizing costs and the period over which it amortizes the capitalized costs. If different judgments were made, it would have an impact on PlanetOut’s results of operations.

Stock-based compensation.  PlanetOut has granted stock options to employees and non-employee directors. It recognizes compensation expense for all stock-based payments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). Under the fair value recognition provisions of FAS 123R, PlanetOut recognizes stock-based compensation net of an estimated forfeiture rate and only recognizes compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award (normally the vesting period).

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. PlanetOut uses the Black-Scholes model to value its stock option awards. Management uses an estimate of future volatility for PlanetOut’s stock based on its historical volatility and the volatilities of comparable companies. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different in the future. In addition, PlanetOut is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded in the current period. See Notes 1 and 8 of PlanetOut Inc. Notes to Consolidated Financial Statements for a further discussion on stock-based compensation.

Income Taxes PlanetOut adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. PlanetOut did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

PlanetOut files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. It is no longer subject to U.S. federal tax assessment for years before 2005. State jurisdictions that remain subject to assessment range from 2004 to 2008. PlanetOut does not believe there will be any material changes in its unrecognized tax positions over the next 12 months. It believes that its income tax filing positions and deductions will be sustained on audit and do not anticipate any adjustments that will result in a material adverse effect on its financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, PlanetOut did not record a cumulative effect adjustment related to the adoption of FIN 48.

PlanetOut’s policy is that it recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, it did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year. The effective tax rate differs from the federal statutory rate primarily due to increases in the deferred income tax valuation allowance.

Liquidity and Capital Resources

The following sections discuss the effects of changes in PlanetOut’s balance sheet and cash flows, contractual obligations, certain commitments and acquisitions on its liquidity and capital resources.

Cash flow from operating, investing and financing activities, as reflected in the Consolidated Statements of Cash Flows, and cash, cash equivalents and short-term investments, as reflected in the Consolidated Balance Sheets, are summarized in the table below:

	Year Ended December 31,
	2007	2008

Net cash provided by (used in):
Operating activities	$(14,917)	$458
Investing activities	796	(3,183)
Financing activities	12,952	(857)
Effect of exchange rate on cash and cash equivalents	29	(9)

Net decrease in cash and cash equivalents	$(1,140)	$(3,591)

Cash, cash equivalents and short-term investments
Cash and cash equivalents	$8,534	$4,943
Short-term investments	—	—

Total cash, cash equivalents and short-term investments	$8,534	$4,943

Percentage of total assets	20.6%	29.3%

Cash provided by operating activities for 2008 was $0.4 million, due primarily to cash provided by operating activities of discontinued operations of $0.6 million and a loss from continuing operations of $7.8 million partially offset by depreciation and amortization of $3.9 million, stock-based compensation expense of $0.5 million and a net decrease in operating assets and liabilities of $3.1 million. Cash used in operating activities for 2007 was $14.9 million, due primarily to a loss from continuing operations of $13.7 million and cash used in operating activities of discontinued operations of $9.5 million, partially offset by impairment of goodwill and intangible assets of $0.4 million, depreciation and amortization expense of $5.5 million, stock-based compensation expense of $0.7 million and a net decrease in operating assets and liabilities of $0.3 million.

Cash used in investing activities for 2008 was $3.2 million, due primarily to purchases of property and equipment of $1.9 million and an increase in restricted cash of $1.3 million. Cash provided by investing activities for 2007 was $0.8 million, due primarily to sales of short-term investments of $2.1 million and a decrease in restricted cash of $2.7 million, offset partially by purchases of property and equipment of $3.7 million.

Net cash used in financing activities for 2008 was $0.9 million, due primarily to principal payments under capital lease obligations. Net cash provided by financing activities for 2007 was $13.0 million, due primarily to the net proceeds from its equity financing of $24.0 million, partially offset by payment of note obligations of $10.2 million to Orix and $0.8 million for principal payments under capital lease obligations.

PlanetOut expects that net cash provided by operating activities will be negative during 2009 and may fluctuate in future periods as a result of a number of factors, including fluctuations in its operating results, advertising sales, subscription trends, accounts receivable collections and other general corporate activities.

In November 2005, PlanetOut acquired substantially all of the assets of LPI for a purchase price of approximately $32.6 million which consisted of $24.9 million paid in cash and approximately $7.1 million in the form of a note to the sellers secured by the assets of SpecPub, Inc. and payable in three equal installments in May, August and November 2007, and the reimbursement of certain prepaid and other expenses of approximately $0.6 million. The LPI note was repaid in connection with the private placement financing in July 2007.

In September 2006, PlanetOut entered into a Loan Agreement with Orix, which was amended in February 2007, May 2007 and June 2007. Pursuant to the Loan Agreement, PlanetOut borrowed $7.5 million as a term loan and $3.0 million as a 24-month revolving loan in September 2006. The borrowings under the line of credit were limited to lesser of $3.0 million, which it had already drawn down, or 85% of qualifying accounts receivable. The term loan was payable in 48 consecutive monthly installments of principal beginning on November 1, 2006 together with interest at an initial rate of prime plus 3%. The term loan provided for a prepayment fee equal to 5% of the amount prepaid in connection with any prepayment made prior to September 27, 2007. The revolving loan bore interest at a rate of prime plus 1%. The Loan Agreement contained certain financial ratios, financial tests and liquidity covenants. The loans were secured by substantially all of PlanetOut’s assets and all of the outstanding capital stock of all of its subsidiaries, except for the assets and capital stock of SpecPub, Inc., which were pledged as security for the LPI note.

PlanetOut entered into a waiver and amendment to the Loan Agreement in May 2007 (the “May Waiver”), pursuant to which Orix waived defaults associated with PlanetOut’s failure to meet certain financial tests and liquidity covenants. In consideration of the May Waiver, PlanetOut, in addition to other commitments, agreed to maintain certain minimum cash balances, increase the interest rate on the term loan to prime plus 5% and committed to raise at least $15.0 million in new equity or subordinated debt. At that time, it also agreed to apply at least $3.0 million of the proceeds from that transaction to pay down the term loan. As part of the amendment in June 2007, the parties agreed to modify the requirement in the May Waiver for the commitment to raise new equity or subordinated debt to be for gross proceeds of at least $25.0 million, which could be completed in one or more closings, with the first closing for not less than $4.2 million in proceeds, if applicable, occurring no later than July 10, 2007, and the entire financing being completed no later than September 30, 2007. In addition, Orix consented to, among other things, certain limited prepayments with respect to PlanetOut’s other indebtedness in the event of the first closing and prior to the completion of the entire financing. Orix also agreed to defer the payment of principal installments due on July 1, August 1 and September 1 with respect to its term loan for a deferral fee of $0.2 million. In July 2007, PlanetOut completed a private placement financing with a group of investors for approximately $26.2 million in gross proceeds from the sale of approximately 2.3 million shares of its common stock and used a portion of the proceeds to repay, in full, the LPI note, the Orix term loan, the Orix revolving loan, the deferral fee and $0.3 million in prepayment fees.

During 2007, PlanetOut invested $4.1 million in property and equipment of which $0.4 million was financed through capital leases. During 2008, it invested $2.0 million in property and equipment of which $0.1 million was financed through capital leases. Greater than 97% of its investments in 2007 and 2008 related to capitalized labor, hardware and software related to enhancements to its website infrastructure and features. For fiscal 2009, PlanetOut expects to continue investing in its technology development as it improves its online technology platform and enhances its features and functionality across its network of websites.

PlanetOut’s capital requirements depend on many factors, including the level of its revenues, the resources it devotes to developing, marketing and selling its products and services, the timing and extent of the introduction of new features and services, the extent and timing of potential investments and other factors. In particular, PlanetOut’s subscription services consist of prepaid subscriptions that provide cash flows in advance of the actual provision of services. PlanetOut expects to invest capital resources to continue its product development and marketing efforts and for other general corporate activities.

Based on PlanetOut’s current operations, it expects that its available funds and anticipated cash flows from operations will be sufficient to meet its expected needs for working capital and capital expenditures for the next twelve months, although it can provide no assurances in that regard. If PlanetOut does not have sufficient cash available to finance its operations, it may be required to obtain additional public or private debt or equity financing. PlanetOut cannot be certain that additional financing will be available to it on favorable terms when required or at all. If PlanetOut is unable to raise sufficient funds, it may need to reduce its planned operations.

On January 8, 2009 PlanetOut signed a definitive agreement to combine with Here Networks LLC and Regent Entertainment Media Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”) and will be effected through a contribution by the owners of Here Networks and Regent Entertainment Media of those businesses and an estimate of $4.7 million of cash into Here Media, a newly formed holding company. PlanetOut incurred a significant net loss in 2007 and 2008 and expects to incur additional losses during 2009. PlanetOut expects that raising additional financing will be very difficult, if it could be obtained at all.

Accordingly, if PlanetOut is unsuccessful in completing the proposed business combination, it could be forced to engage in dispositions of its remaining assets or businesses on unfavorable terms, or consider curtailing or ceasing operations. In that event, PlanetOut cannot provide any assurance that its assets will be sufficient to meet its liabilities.

Off-Balance Sheet Liabilities

PlanetOut did not have any off-balance sheet liabilities or transactions as of December 31, 2008.

Other Contractual Commitments

The following table summarizes PlanetOut’s contractual obligations as of December 31, 2008, and the effect that these obligations are expected to have on its liquidity and cash flows in future periods:

	Payments Due by Period
	Total	2009	2010	2011	2012-2013
	(In thousands)

Contractual obligations:
Capital lease obligations	$1,063	$733	$272	$58	$—
Operating leases	7,813	2,463	2,386	2,392	572

Total contractual obligations	$8,876	$3,196	$2,658	$2,450	$572

Capital Lease Obligations.  PlanetOut holds property and equipment under noncancelable capital leases with varying maturities.

Operating Leases.  PlanetOut leases or subleases office space and equipment under cancelable and noncancelable operating leases with various expiration dates through December 31, 2012. Operating lease amounts include minimum rental payments under non-cancelable operating leases for office facilities, as well as limited computer and office equipment that PlanetOut utilizes under operating lease arrangements. The amounts presented are consistent with the contractual terms and are not expected to differ significantly, unless a substantial change in headcount needs requires PlanetOut to exit an office facility early or expand its occupied space.

Seasonality and Inflation

PlanetOut anticipates that its business may be affected by the seasonality of certain revenue lines. For example, advertising buys are usually higher approaching year-end and lower at the beginning of a new year than at other points during the year.

Inflation has not had a significant effect on PlanetOut’s revenue or expenses historically and it does not expect it to be a significant factor in the short-term. However, inflation may affect PlanetOut’s business in the medium-term to long-term.

Recent Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162 (“FAS 162”), The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. PlanetOut is currently evaluating the impact FAS 162 may have on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. PlanetOut has determined that the adoption of FAS 141R may have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. PlanetOut has determined the adoption of FAS 160 will not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. PlanetOut has determined that the adoption of FAS 157 will not have a material impact on its consolidated financial position, results of operations or cash flows.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

PlanetOut has not had any disagreements with its auditors on accounting and financial disclosures.

INFORMATION ABOUT HERE NETWORKS

Here Networks’ Business

Here Networks offers original movies, series, documentaries and music specials tailored for the LGBT community on a subscription and transactional basis via cable television, DTH satellite television, fiber-optic television and the Internet under the brand name “here!”. Here Networks has agreements with major cable, satellite and fiber-optic television operators in the United States, including Comcast, Cablevision, Time Warner, Charter, DirecTV, EchoStar, Verizon, AT&T and Cox. As of December 31, 2008, Here Networks’ VOD, SVOD and/or linear television channel services were available through cable, satellite and fiber-optic television providers who served approximately 34 million domestic television households in the United States, according to internal data based on reports provided by these operators. Programming highlights on here! in 2008 include Dante’s Cove (original series), The Donald Strachey Mysteries (original motion pictures) and The DL Chronicles (original series).

Here Networks also operates a website, www.heretv.com, which features original shows, podcasts, news, blogs and other entertainment as well as a large library of LGBT-themed streaming video. Here Networks recently expanded its Internet distribution channel by making available on its website a pay-SVOD service that allows subscribers to view video content on their computers. In addition, Here Networks syndicates free-to-the-user content to websites including www.msn.com and www.aol.com.

Here Networks holds a 25% stake in a holding company that, as of December 31, 2008 owned 56% of OUTtv, a digital specialty television network providing programming of particular interest to the gay and lesbian community across Canada. OUTtv plans to change its name to here! Canada in 2009.

Here Networks is a Texas limited liability company. Its membership interests are wholly owned by Here Management LLC, which is 51%-owned by Mr. Jarchow and 35%-owned by Mr. Colichman. Its executive offices are located at 10990 Wilshire Boulevard, Penthouse, Los Angeles, California 90024, and its telephone number is (310) 806-4288.

History

Here Networks commenced operations in 2004, initially offering pay-per-view services and subsequently adding VOD services. Here Networks currently offers two premium television services offered on an “à la carte” basis: an SVOD service (launched in 2004) and a 24/7 linear television channel service (launched in 2006). Here Networks’ SVOD service offers subscribers unlimited access to approximately 40 hours of designated programming each month from Here Networks’ library of licensed content, while its linear television channel offers subscribers programs at scheduled times.

Sources of Revenue

Here Networks generates revenue from the receipt of fees paid by its subscribers for its SVOD and linear television channel services and transactional fees paid by viewers of its VOD services. Subscription and transaction revenue totaled 99.4% and 17.7% of revenue for the years ended December 31, 2007 and 2008, respectively. During the year ended December 31, 2008, Here Networks generated 81.6% of revenue from publicity and marketing services provided to Regent Releasing, a related party of Here Networks that is not involved in the proposed business combination. See “— Management’s Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations — Overview.”

Generally, under the terms of Here Networks’ agreements with cable, satellite and fiber-optic television operators, Here Networks is paid based on a percentage of the amount charged to subscribers or VOD or pay-per-view viewers of the relevant cable, satellite or fiber-optic television operator, typically ranging from 40% to 50% of those charges, subject to a negotiated minimum dollar amount per subscriber and to any additional incentives that Here Networks may offer an operator for carrying its service for a specified period of time. These additional incentives may include the operator effectively retaining the full amount of monthly subscriber fees for a specified period, such as the first three months of a twelve-month period, before fees are paid to Here Networks. The relevant cable, satellite, or fiber-optic television operator collects the fees from Here Networks’ subscribers and viewers and pays to Here Networks its corresponding amount, typically within 90 days of receipt from the customer.

These agreements, which have typical terms of five years, generally provide the cable, satellite or fiber-optic television operator with a non-exclusive right but not an obligation to distribute Here Networks’ VOD, SVOD and/or linear channel services. For the year ended December 31, 2008, 95.0% of subscription and transaction revenue was attributable to viewers of a total of six cable television operators, while 93.0% was attributable to viewers of five operators for the year ended December 31, 2007. During the year ended December 31, 2008, fees from viewers of Time Warner, Cablevision and Comcast represented 39.5%, 21.4% and 20.7%, respectively, of subscription and transaction revenue. Here Networks’ agreements with these operators expire or are subject to renewal at various times, beginning in 2010 through 2012, unless earlier terminated by the operator. See “Risk Factors — Risks Relating to the Business of the Combined Company— Here Networks depends substantially on a limited number of cable television operators.”

Operating Expenses

Here Networks’ principal operating costs consist of programming, marketing and personnel related expenses. Here Networks incurs costs to acquire content such as movies, television series and other programming from production and distribution companies. During each of the years ended December 31, 2007 and 2008, Here Networks acquired a substantial majority of its programming from the following related parties:

•	Regent Studios, a motion picture studio which originates, develops, finances and produces theatrical and television motion pictures for the U.S. and international marketplace;

•	Regent Worldwide Sales, a worldwide distributor of theatrical and television motion pictures; and

•	Regent Releasing, which releases independent films to theater venues throughout the United States, including films produced by related and third parties.

In the years ended December 31, 2007 and 2008, Here Networks acquired approximately 91% and 79%, respectively, of its programming (measured as a percentage of total programming costs) from these related parties. Here Networks believes that the program license agreements with these related parties are consistent with agreements with non-related parties. Here Networks expects to reduce in part its dependence on programming from affiliates and third parties by developing its own content in the future, some of which it also expects to distribute through third parties.

New Production Business

Here Networks plans to develop a motion picture studio business that originates, develops, finances and produces theatrical and television motion pictures for the U.S. and international marketplace. Here Networks’ production business will be initially run by approximately ten persons. This group of persons has significant experience in the motion picture industry, including with affiliates of Here Networks involved in the motion picture production business.

Here Networks plans to debut motion pictures that it produces primarily through its television network and Internet platform. It may also offer motion pictures that it produces for theatrical release and DVD sales.

Here Networks expects that it will incur costs in developing its new motion picture production operations, which will consist principally of compensation expenses for the approximately ten persons who will initially be involved in this business activity. Additional costs will be incurred on a production-by-production basis in connection with the production of individual motion pictures.

Here Networks’ business model relating to its motion picture business will differ from that of producers of motion pictures primarily for theatrical release. Producers of motion pictures intended primarily for theatrical release have historically incurred substantial marketing costs before and throughout the theatrical release of a film and, to a lesser extent, for other distribution windows. These costs are required, under generally accepted accounting principles, to be expensed as incurred, which typically results in losses being recorded with respect to a particular film prior to and during the film’s theatrical exhibition before generating profits, if any, in subsequent distribution windows such as DVD and television. Here Networks does not expect to incur marketing costs of a similar magnitude for motion pictures it produces for release through its television distribution channels, although it may choose to incur substantial marketing costs in connection with specific business development strategies.

Here Networks expects that production costs will be capitalized as incurred and amortized as related ultimate revenues are received in accordance with Statement of Position (SOP) 00-2, “Accounting by Producers or Distributors of Films.” Here Networks may seek to enter into film financing arrangements under which third parties participate in the financing of the production costs of a film in exchange for a partial interest. Here Networks may also seek funding for its productions from various Canadian subsidies and other state and foreign financing programs. However, given the limited resources of these programs, there can be no assurance that Here Networks will be able to obtain these funds for its future productions.

Regulatory Matters

Here Networks operates an Internet website which it uses to distribute information about and supplement Here Networks’ programs with content. Here Networks has also recently launched a pay-SVOD service on its website. Internet services are subject to regulation in the United States relating to the privacy and security of personally identifiable user information and acquisition of personal information from children under 13, including the federal Child Online Protection Act (COPA) and the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act (CAN-SPAM). In addition, a majority of states have enacted laws that impose data security and security breach obligations. Additional federal and state laws and regulations may be adopted with respect to the Internet or other online services, covering such issues as user privacy, child safety, data security, advertising, pricing, content, copyrights and trademarks, access by persons with disabilities, distribution, taxation and characteristics and quality of products and services. In addition, to the extent Here Networks offers products and services to online consumers outside the United States, the laws and regulations of foreign jurisdictions, including, without limitation, consumer protection, privacy, advertising, data retention, intellectual property, and content limitations, may impose additional compliance obligations on Here Networks.

Competition

Here Networks generally competes with other cable networks, the broadcast television networks and digital properties such as MySpace and YouTube. Here Networks also competes for its target audience with competitors’ programming services that target the same or similar audiences. Here Networks competes with LGBT-oriented shows on cable and broadcast networks including Logo (owned by Viacom) and online properties such as Logoonline.com. Here Networks also competes with other cable networks for distribution agreements with cable television operators, DTH satellite operators, fiber-optic television operators and other distributors.

Here Networks’ anticipated motion picture business will compete for audiences with the major studios such as Disney, Fox, Sony Pictures, Universal and Warner Bros., which have greater financial and other resources than Here Networks, as well as with independent film and television producers, in the production and distribution of motion pictures and other entertainment content. Here Networks’ competitive position will primarily depend on the number and quality of the films produced, its ability to produce films cost-effectively, the films’ distribution and marketing success and public response. Here Networks will also compete to obtain creative talent, including actors, directors and writers, and scripts for motion pictures, all of which are essential to its success. Here Networks will also compete with these studios and other producers of entertainment content for distribution of its products through the various distribution windows and on digital platforms.

Intellectual Property

Here Networks’ intellectual property principally consists of licenses of television programming, trademarks and the domain names for its websites, including Heretv.com. Here Networks may grant to its affiliates the right to use the here! trademark on a royalty-free basis.

To protect Here Networks’ intellectual property rights, Here Networks relies upon a combination of copyright, trademark, unfair competition, and Internet/domain name statutes and laws. However, there can be no assurance of the degree to which these measures will be successful in any given case. Moreover, effective intellectual property protection may be either unavailable or limited in certain foreign territories. Policing unauthorized use of Here

Networks’ products and services and related intellectual property is often difficult, and any steps taken may not always prevent the infringement by unauthorized third parties of Here Networks’ intellectual property.

Employees

As of December 31, 2008, Here Networks employed approximately 25  employees. Here Networks also shares employees of related parties in the ordinary course of its business. See “— Management’s Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations — Critical Accounting Policies — Related Party Transactions.”

None of Here Networks’ employees is represented by collective bargaining arrangements. To date, Here Networks has experienced no work stoppages, and Here Networks believes that its relationship with its employees is good.

Related Party Transactions

During the year ended December 31, 2008, Here Networks generated a substantial portion of its revenue from publicity and marketing services provided to a related party. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

Here Networks acquires a substantial amount of its programming from related parties. See “— Operating Expenses.” In addition, Here Networks and several of its affiliates have in the past shared certain general and administration expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Related Party Transactions.”

In 2007 and 2008, Here Networks paid Sunshine & Wealth Productions Inc., a company 100%-owned by Here Networks’ Chief Executive Officer, Mr. Paul Colichman, consulting fees in the amount of $208,270 and $178,517, respectively, for services provided to Here Networks by Mr. Colichman on behalf of Sunshine & Wealth Productions Inc. The consulting fees described in the preceding sentence are included in the Summary Compensation Table of Here Networks under the column labeled “All Other Compensation.” See “Directors, Management and Principal Stockholders of Here Media — Compensation of Directors and Executive Officers.”

Legal Proceedings

Here Networks is subject to various claims and legal proceedings from time to time that arise in the ordinary course of its business activities. Here Networks’ management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on Here Networks’ financial condition or results of operations.

Management’s Discussion and Analysis of Here Networks’
Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Here Networks should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus and contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.”

Overview

Here Networks offers original movies, series, documentaries and music specials tailored for the LGBT community on a subscription (SVOD and linear television channel services) and transactional (VOD) basis via cable television, DTH satellite television, fiber-optic television and the Internet under the brand name “here!”. Here Networks has agreements with major cable, satellite and fiber-optic television operators in the United States. Here Networks also operates a website, www.heretv.com, which features original shows, podcasts, news, blogs and other entertainment as well as a large library of LGBT-themed streaming video, and has recently added to its website a pay-SVOD service.

Here Networks generates revenue from the receipt of fees paid by its subscribers for its SVOD and linear television channel services and transactional fees paid by viewers of its VOD services. Subscription and transaction revenue totaled 17.7% and 99.4% of revenue for the years ended December 31, 2008 and 2007, respectively. Here Networks also generates other revenue from its online pay-SVOD services, which were recently launched, as well as syndication fees for free-to-the-user content supplied to third party websites which have not been significant to date.

During the year ended December 31, 2008, Here Networks generated 81.6% of its revenue from publicity and marketing services provided to Regent Releasing, a related party of Here Networks. These publicity and marketing services consisted of marketing and consulting services provided to Regent Releasing by Here Networks’ publicity and marketing staff. Publicity and marketing revenue for the year ended December 31, 2008 is not necessarily indicative of revenue, if any, that may be earned in future periods from these services. The amount of publicity and marketing revenues in future periods will depend on a number of factors, including the number of films released or available for release during the relevant period, the related party’s access to financing for distribution of films and the related party’s decisions regarding appropriate marketing and publicity with respect to those films.

A substantial majority of Here Networks’ subscription and transaction revenue is attributable to viewers of six cable and satellite television operators, with the top three operators representing 39.5%, 21.4% and 20.7% of subscription and transaction revenue for the year ended December 31, 2008. See “— Here Networks’ Business — Sources of Revenue.” Here Networks’ revenue growth in its existing business depends on the continued increase of subscribers, which it expects will be driven by the popularity of its programming and other entertainment content and by the increased availability of its content on new distribution platforms and its ability to monetize its multiplatform presence. See “The Proposed Business Combination — The HMI Entities’ Reasons for the Contribution.” Here Networks plans to develop a motion picture studio business to produce content for its own use (see “— Here Networks’ Business — New Production Business”) and expects to generate revenues in the future from sales of some of its original programming to third parties.

Here Networks’ principal operating costs relate to the acquisition of content, primarily consisting of movies and television series from production companies. Program broadcasting rights are amortized utilizing the straight-line method, generally over the license term. To date, Here Networks has acquired a substantial majority of its programming from related parties that have produced motion pictures, acquired motion picture rights from third parties or acted as sales agents for third parties. See “— Here Networks’ Business — Operating Expenses.” Here Networks also expects to incur costs in connection with the production of programming through its planned motion picture studio business. Here Networks’ ability to engage in the motion picture production business will depend significantly on its ability to obtain financing, including in the form of subsidies, for its productions. Here Networks cannot assure you that such financing will be available on acceptable terms or at all. See “— Management’s Discussion and Analysis of Here Networks’ Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Here Networks has historically operated as a limited liability company that has elected to be treated as a partnership for tax purposes. As a result, tax expense in its financial statements included elsewhere in this document does not include income taxes, which are borne by the limited liability company’s members. If the proposed business combination is consummated, Here Media expects to file a consolidated tax return that will include Here Networks, as a result of which Here Media will have income tax expense in respect of Here Networks’ taxable income.

Critical Accounting Policies

This following discussion and analysis of Here Networks’ financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Here Networks to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

Here Networks bases its estimates on historical experience and on various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis on which it makes judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ in material respects from management’s estimates.

Here Networks believes the following critical accounting policies require significant judgments and estimates in the preparation of its financial statements.

Related Party Transactions

Here Networks and several of its affiliates, including Regent Studios, Regent Worldwide and Regent Releasing which will not be transferred to Here Media in the proposed business combination, share certain general and administration expenses. Expenses shared by these companies require the use of significant judgments and estimates in determining the appropriate allocation of expenses among the companies. Allocation of salary costs among affiliated companies is performed on an individual employee basis and is based upon the proportionate share of each employee’s time dedicated to each company. Nonpayroll costs, such as insurance, office rent, utilities, information technology and other office expenses are allocated in proportion to allocated payroll costs. Here Networks’ management believes the allocation methodology is reasonable and represents management’s best available estimate of actual costs incurred by each company. Different assumptions or allocation methods could result in materially different results. Here Networks does not intend to continue to share these general and administration expenses following the consummation of the proposed business combination.

In addition, Here Networks has program license agreements with Regent Studios, Regent Worldwide and Regent Releasing that provide it with a substantial amount of Here Networks’ programming. Here Networks believes that the existing program license agreements are consistent with agreements with non-related parties.

Revenue Recognition

As Here Networks does not collect payments directly from viewers of its subscription or transactional television services and has no obligation to make payments to the viewers, Here Networks recognizes revenues on a net basis in accordance with the principles underlying Emerging Issues Task Force (EITF) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Here Networks recognizes revenue from television services for the month in which programming is broadcast to viewers and when collectability is reasonably assured. Viewership counts are reported monthly by system operators. The relevant system operator collects the fees and pays to Here Networks its corresponding portion, typically within 90 days of receipt of payment from the viewer. In accordance with EITF No. 99-19, revenue earned from viewers is recorded net of the portion retained by the relevant system operator. Here Networks provides for an allowance under contracts with some of the system operators that provide for the reimbursement of amounts previously paid to Here Networks if Here Networks’ television services are carried for a contractually specified period of time.

Investment in Film and TV Programming

Rights to programs available for broadcast under program license agreements are initially recorded at the beginning of the license period for the amounts of total license fees payable under the license agreements and are charged to operating expense over the license period. Program broadcasting rights are recorded at the lower of cost, less accumulated amortization, or net realizable value. Program broadcasting rights consist of the non-reimbursable amounts paid by Here Networks for rights to distribute particular films or film libraries. Here Networks’ distribution agreements with the producers of programs typically include rights to exploit the films and television programming via most forms of media to the United States and its territories for the duration of the distribution agreement.

Here Networks offers multiple hours of programming to subscribers each month, refreshing 50% or more of the programming on a monthly basis. Accordingly, Here Networks cannot attribute the monthly fees earned per subscriber to individual programs. As a result, Here Networks is unable to recognize expenses utilizing the individual film forecast method under Statement of Position (SOP) 00-2, “Accounting by Producers or Distributors of Films.” Therefore Here Networks amortizes program broadcasting rights utilizing the straight-line method, generally over the license term. Here Networks believes that this method provides a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with the films and programs are expected to be realized.

In accordance with SOP 00-2, when certain factors indicate that an impairment may exist, Here Networks tests for impairment under Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The program broadcasting rights are considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset held for use. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Here Networks utilizes a discounted cash flows model to estimate the fair value of the film assets. In determining the film assets’ fair value, the company considered key indicators such as the anticipated growth in subscriber levels, and the plan for expansion into international territories. Here Networks also considered cash outflows necessary to generate the film assets’ cash inflows. Here Networks used a discount rate of LIBOR plus three percentage points, which it believes to be appropriate for the level of risk related to film production. Based on the result of discounted cash flows, no impairment loss was recognized during the years ended December 31, 2007 and 2008.

Results of Operations — Year Ended December 31, 2007 Compared to Year Ended December 31, 2008

Here Networks’ consolidated results of operations are presented below for the years ended December 31, 2007 and 2008.

	Year Ended		Increase
	December 31,		(Decrease)
	2007	2008	%

Revenue
Subscription	1,716,963	2,356,759	37.3%
Transaction — VOD	768,759	71,504	(90.7)%
Publicity and Marketing — Related Party	—	11,190,652	NM
Other	15,329	96,328	NM

Total Revenue	2,501,051	13,715,243	NM

Expenses
Cost of Revenue	6,558,095	5,954,456	(9.2)%
Distribution and Marketing	2,131,643	979,341	(54.1)%
General and administration expenses	4,862,414	5,470,411	12.5%

Total expenses	13,552,152	12,404,208	(8.5)%

Profit/(Loss) from operations	(11,051,101)	1,311,035	NM
Other income and expenses
Interest expense	(1,692,231)	—	NM

Profit/(Loss) before taxes	(12,743,332)	1,311,035	NM
Taxes	(1,963)	(17,663)	NM

Net Profit/(Loss)	(12,745,295)	1,293,372	NM

NM — Not meaningful

Revenue

Total revenue increased to $13.7 million for the year ended December 31, 2008 from $2.5 million for the year ended December 31, 2007. This increase was due to $11.2 million of revenue earned from publicity and marketing services provided to Regent Releasing, an affiliate of Here Networks, in connection with Regent Releasing’s release of theatrical motion pictures focused on the LGBT community.

Subscription and transaction revenue decreased 2.3% to $2.4 million for the year ended December 31, 2008 from $2.5 million for the year ended December 31, 2007, due to a decrease of $0.7 million in transaction revenue, offset by an increase of $0.6 million in subscription revenue attributable in part to the launch of SVOD services on Comcast in July 2007. The decrease in transaction revenue was due in part to a transition from Here Networks’ pay-per-view and VOD services to its SVOD services on certain cable television systems. In addition, Here Networks’ pay-per-view services were temporarily unavailable on two DTH satellite television operators during the year ended December 31, 2008, as those operators transitioned the here! Network to a digital service.

Expenses

Cost of Revenue

Cost of revenue consists of amortization of program broadcasting rights and expenses related to the delivery of programming to cable, satellite and fiber-optic television providers and on-air promotional segments or interstitials that are broadcast between programs on the here! Network. Cost of revenue decreased 9.2% to $6.0 million for the year ended December 31, 2008 from $6.6 million for the year ended December 31, 2007, primarily due to a decrease of $0.5 million in expenses relating to on-air promotion and $0.1 million in expenses relating to programming encoding and transport. On-air promotional expense for the year ended December 31, 2007 reflected on-air promotional activities relating to the launch of SVOD services on Comcast in July 2007.

Distribution and Marketing Expenses

Distribution and marketing expenses relate principally to publicity and marketing activities, as well as advertising. Distribution and marketing expenses decreased 54.1% to $1.0 million for the year ended December 31, 2008 from $2.1 million for the year ended December 31, 2007. In the year ended December 31, 2008, Here Networks decreased its publicity and marketing activities, as it was able to take advantage of the cross-promotional publicity and marketing activities conducted by its affiliate, Regent Releasing, in connection with the release during the period of a number of LGBT-oriented films, some of which were released simultaneously in theatres and on Here Networks’ SVOD services. Regent Releasing also engaged in cross-promotional online advertising and marketing featuring Here Networks in connection with its spending commitments under a marketing agreement with PlanetOut. See “The Proposed Business Combination — Background of the Proposed Business Combination.” Distribution and marketing expenses for the year ended December 31, 2007 reflected publicity and advertising expenses related to the launch of SVOD services on Comcast in July 2007.

General and Administration Expenses

General and administration expenses increased 12.5% to $5.5 million for the year ended December 31, 2008 from $4.9 million for the year ended December 31, 2007, mainly due to an increase of $0.2 million in legal fees, $0.1 million in accounting fees, $0.1 million in rent expense and $0.2 million in insurance expense, offset by a decrease of $0.1 million in depreciation expense.

Other Income and Expenses

Other expenses, consisting of interest expense, were $1.7 million for the year ended December 31, 2007. Here Networks did not record interest expense for the year ended December 31, 2008, as a result of the assumption by Here Management LLC, the parent company of Here Networks, of Here Networks’ obligations to certain related parties under outstanding promissory notes. The amounts due under the promissory notes, totaling $30.9 million, were transferred from liabilities on Here Networks’ balance sheet as of December 31, 2007 to members’ equity and recorded as a contribution to the company’s equity.

Net Income or Loss

As a result of the foregoing, Here Networks recorded net profit of $1.3 million for the year ended December 31, 2008 compared to a net loss of $12.7 million for the year ended December 31, 2007.

Liquidity and Capital Resources

Sources and Uses of Cash

Here Networks’ principal uses of cash include acquisitions of programming rights and ongoing investments in its businesses, which commenced operations in 2004. Here Networks expects to have additional liquidity needs in connection with its anticipated motion picture production business. See “— Here Networks’ Business— New Production Business.”

Starting and operating a television network is a capital intensive business. Since its inception, Here Networks’ internally generated cash flow has not been sufficient to support its operations. As a result, Here Networks has met its liquidity requirements to date primarily through capital contributions from its equity holders and borrowings from related parties. Here Networks anticipates that upon completion of the proposed business combination, its cash flows from operations, existing cash and cash equivalents, taken together with those of PlanetOut and Regent Entertainment Media, will be sufficient to meet the anticipated cash requirements for the combined entities for at least the next twelve months. See “Risk Factors — Risk Relating to the Business of the Combined Company — Here Media may require additional capital, which may not be available, particularly under the current capital and credit market conditions.”

Here Networks’ access to outside capital may be affected by factors beyond its control. Additionally, Here Networks’ cost to borrow is affected by market conditions. Due to the recent turmoil in the credit markets and the continued decline in the economy, Here Networks may not be able to obtain additional financing on terms that are acceptable to it or at all.

Cash Flows

Operating Activities

Net cash from operating activities was $1.1 million for the year ended December 31, 2008, due to a net profit of $1.3 million and program amortization of $4.2 million, offset by an increase of $2.7 million in accounts receivable relating to marketing consulting services, and net program license payments of $1.3 million. Net cash used in operating activities was $11.7 million for the year ended December 31, 2007, due to a net loss of $12.7 million, offset by $4.3 million of programming amortization, and decreased by net program license payments of $4.2 million.

Financing Activities

Net cash from financing activities was $1.2 million for the year ended December 31, 2008 compared to net cash from financing activities of $11.7 million for the year ended December 31, 2007. Net cash from financing activities for the years ended December 31, 2008 and 2007 related to borrowings from related parties to cover net cash used in operating activities.

Off-Balance Sheet Arrangements

Here Networks did not have any off-balance sheet liabilities or transactions as of December 31, 2008.

Recent Accounting Pronouncements

In May 2008, the FASB issued FAS 162. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of ’Present fairly in conformity with generally accepted accounting principles.”’ FAS 162 is not expected to have a material impact on Here Networks’ financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. Here Networks has not yet determined the effect on its financial statements, if any, upon adoption of FAS 141R.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 160 will not have a material impact on the financial position, results of operations or cash flows of the Company.

INFORMATION ABOUT REGENT ENTERTAINMENT MEDIA

Regent Entertainment Media’s Business

Regent Entertainment Media publishes magazines targeting the LGBT community. Its business consists of the magazine publishing operations formerly owned by PlanetOut that were conducted through LPI. Regent Entertainment Media acquired substantially all of the assets and liabilities of LPI and SpecPub from PlanetOut in August 2008. Regent Entertainment Media spun off the business of SpecPub in December 2008.

Regent Entertainment Media currently publishes three magazines on a regular basis, The Advocate, Out and HIVPlus, each of which is aimed primarily at the LGBT market. In addition, it publishes MPowr magazine two to three times per year on an irregular schedule. Regent Entertainment Media offers Out and The Advocate on a subscription basis, while it offers HIVPlus and MPowr free to health care professionals and organizations. It also distributes digital editions of Out and The Advocate using Zinio, a leading provider of digital magazine marketing and distribution. Regent Entertainment Media’s magazine brands have developed websites to publish original content as well as content from the magazines.

As the leading magazines targeting the LGBT community in the United States, Out and The Advocate include a range of articles targeted to appeal to this demographic. Out is a monthly magazine which targets a male, fashion-oriented readership. The Advocate, a monthly magazine, targets both male and female opinion leaders. Together the two titles speak to a broad range within the gay spectrum, giving them greater reach than smaller and more fragmented competitors.

Out’s rate base (the total subscription and newsstand circulation guaranteed to advertisers) was 175,000 in fiscal 2007, rising 5.7% to 185,000 in fiscal 2008. Its rate base for fiscal 2009 is 178,000. The Advocate’s rate base was 165,000 in fiscal 2007, increasing 6.1% to 175,000 in fiscal 2008. Its rate base for fiscal 2009 is 190,000.

Regent Entertainment Media is a Delaware corporation. Its shares are 60%-owned by Mr. Jarchow and 40%-owned Mr. Colichman. Its executive offices are located at 10990 Wilshire Boulevard, Penthouse, Los Angeles, California 90024, and its telephone number is (310) 806-4288.

Advertising

Advertising carried in Regent Entertainment Media’s print publications comes from many of the top advertising categories in consumer magazines, including healthcare, travel, automotive, financial services, fashion/accessories, grooming products and spirits. During the year ended December 31, 2007, no single advertiser accounted for more than 10% of Regent Entertainment Media’s revenue. During the year ended December 31, 2008, Bristol Myers Squibb accounted for 12.9% of advertising revenue; no single advertiser accounted for more than 10% of Regent Entertainment Media’s revenue. Regent Entertainment Media’s five largest customer industry categories accounted for approximately 83% of its publishing advertising revenue for the year ended December 31, 2008 and 75% for the year ended December 31, 2007.

Circulation

Regent Entertainment Media markets its print subscription services through a broad spectrum of advertising tools, direct mail, e-mail, contests, online advertising and other promotional activities. The total circulation of Regent Entertainment Media’s print subscription magazines, which includes subscription copies and single copy sales, was 374,740 as of December 31, 2008, which represents a 1.8% increase over 368,183 as of December 31, 2007.

In addition to the revenue generated by the sale of magazines to consumers, circulation is an important component in determining Regent Entertainment Media’s print advertising revenues because advertising page rates are based on both circulation and readership. Most of Regent Entertainment Media’s magazines are sold primarily by subscription and delivered to subscribers through the mail. Subscriptions are sold primarily through direct mail and online solicitation, subscription sales agents, marketing agreements with other companies, contests and insert cards in its magazines. Regent Entertainment Media also generates revenue from newsstand sales.

Prior to Regent Entertainment Media’s acquisition of the assets of LPI, PlanetOut’s publishing revenues decreased principally due to decreased newsstand sales of LPI magazines and books (also sold under PlanetOut’s publishing division) and decreases in revenue per subscriber in subscriptions to LPI magazines. These decreases were partially offset by an increase in LPI’s advertising services revenue as a result of increased page rates charged to LPI advertisers as a result of circulation base growth.

Paper and Printing

Paper constitutes a significant component of physical costs in the production of Regent Entertainment Media’s magazines. During 2008, Regent Entertainment Media purchased all of its paper through its two principal printing vendors. Printing and binding for Regent Entertainment Media’s magazines are performed primarily by two North American printers. Magazine printing contracts are typically fixed-term and fixed priced with, in some cases, adjustments based on inflation.

Postal Rates

Postal costs represent a significant operating expense for Regent Entertainment Media’s magazine publishing activities. For the year ended December 31, 2008, Regent Entertainment Media spent over $1.9 million for services provided by the U.S. Postal Service. The U.S. Postal Service periodically increases rates, which results in an increase in Regent Entertainment Media’s effective postal rates. These increased costs are not directly passed on to its magazine subscribers. Regent Entertainment Media strives to minimize postal expense through the use of certain cost-saving activities with respect to address quality, mail preparation and delivery of products to postal facilities.

Competition

Regent Entertainment Media operates in a highly competitive environment. It competes with traditional media companies focused on the general population and the LGBT community, including national and regional magazines and newspapers. Regent Entertainment Media competes for advertising revenue with a broad variety of online and print content providers, including large media companies such as Yahoo!, Google, MSN, Time Warner, Viacom, Condé Nast and News Corporation, as well as a number of smaller companies focused specifically on the LGBT community.

Regent Entertainment Media believes that the primary competitive factors affecting its business are quality of content and service, price, brand recognition, customer affinity and loyalty, reliability and critical mass. Some of Regent Entertainment Media’s current and many of its potential competitors have longer operating histories, larger customer bases and greater brand recognition in other business and significantly greater financial, marketing, technical and other resources than Regent Entertainment Media. Therefore, these competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies or may try to attract readers, users or traffic by offering services for free and devote substantially more resources to producing content and developing their services and systems than Regent Entertainment Media can.

Intellectual Property

Regent Entertainment Media uses a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect its proprietary intellectual property. It has registered several trademarks in the United States, including “Out” and “Advocate.” It has also registered or applied for additional protection for several of these trademarks in select relevant international jurisdictions. Even if these applications are allowed, they may not provide Regent Entertainment Media with a competitive advantage. To date, Regent Entertainment Media has relied primarily on common law copyright protection to protect the content posted on its websites. Its printed publications are protected by copyrights registered with the U.S. Copyright Office. Competitors may challenge the validity and scope of its trademarks and copyrights. From time to time, Regent Entertainment Media may encounter disputes over rights and obligations concerning its use of intellectual property. Regent Entertainment Media believes that the services it offers do not infringe the intellectual property rights of any third party. Regent Entertainment Media cannot, however, make any assurances that it will prevail in any intellectual property dispute.

Employees

As of December 31, 2008, Regent Entertainment Media had 87 full-time employees and 4 part-time or temporary employees. Regent Entertainment Media utilizes part-time and temporary employees primarily to handle overflow work and short-term projects. None of Regent Entertainment Media’s employees are unionized, and Regent Entertainment Media believes that it generally has good relations with its employees.

Legal Proceedings

Regent Entertainment Media is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to it and others generally applicable to business practices within the industries in which it operates. A substantial legal liability could have an adverse effect on its business, financial condition and results of operations in a particular quarter or year.

Management’s Discussion and Analysis of Regent Entertainment Media’s
Financial Condition and Results of Operations

The following discussion should be read in conjunction with the financial statements and related notes which appear elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties that are more fully discussed under the “Forward-Looking Statements” section of this document.

Overview

Regent Entertainment Media publishes magazines targeting the LGBT community. Its business consists of the magazine publishing operations formerly owned by PlanetOut that were conducted through LPI. Regent Entertainment Media acquired substantially all of the assets and liabilities of LPI and SpecPub from PlanetOut in August 2008. Regent Entertainment Media spun off the business of SpecPub in December 2008, which is reflected as discontinued operations in the audited financial statements of Regent Entertainment Media included elsewhere in this document. For a discussion of these acquisitions and related agreements, see “The Proposed Business Combination — Background of the Proposed Business Combination.” In the following discussion and analysis, LPI is referred to as the “predecessor entity” and Regent Entertainment Media is referred to as the “successor entity.”

Regent Entertainment Media currently publishes three magazines on a regular basis, The Advocate, Out and HIVPlus. Regent Entertainment Media offers Out and The Advocate on a subscription basis, while it offers HIVPlus and MPowr free to health care professionals and organizations. It also distributes digital editions of Out and The Advocate.

Regent Entertainment Media derives publishing advertising revenue from advertisements placed in its print media properties, including the magazines The Advocate, Out and HIVPlus, and from impressions served for advertisers on its websites, advocate.com and out.com. Regent Entertainment Media offers its customers two separate subscription services across its print media properties. It also generates revenue from newsstand sales of its various print properties and its Alyson book publishing businesses.

Circulation is an important component in determining Regent Entertainment Media’s publishing advertising revenues because advertising page rates are based on circulation and audience. In addition, circulation is important because Regent Entertainment Media generates revenues through the sale of magazines to consumers. Out’s rate base (the total subscription and newsstand circulation guaranteed to advertisers) was 175,000 in fiscal 2007, rising 5.7% to 185,000 in fiscal 2008. Its rate base for fiscal 2009 is 178,000. The Advocate’s rate base was 165,000 in fiscal 2007, increasing 6.1% to 175,000 in fiscal 2008. Its rate base for fiscal 2009 is 190,000. The total circulation of Regent Entertainment Media’s print subscription magazines, which includes subscription copies and single copy sales, was 374,740 as of December 31, 2008, which represents a 1.78% increase over 368,183 as of December 31, 2007.

Basis of Presentation

The financial statements for the predecessor entity have been prepared in accordance with generally accepted accounting principles in the United States from the historical accounting records of PlanetOut and are presented on a carve-out basis as of and for the year ended December 31, 2007 and as of and for the approximately eight and a half month period ended August 12, 2008, the date of the acquisition of substantially all of the assets and liabilities of LPI and SpecPub by Regent Entertainment Media. For purposes of this discussion and analysis, the income statement data for the year ended December 31, 2008 represent the mathematical addition of the results for the predecessor entity for the period January 1 to August 12, 2008 and for the successor entity for the period August 13 to December 31, 2008.

Executive Operating and Financial Summary

Total revenue was $23.2 million in the year ended December 31, 2008, increasing 15% from revenue of $20.2 million for the year ended December 31, 2007, due primarily to advertising services provided to Regent Releasing under a marketing agreement. Total revenue was $20.2 million in fiscal 2007, decreasing 8% from the prior year’s revenue of $22.1 million, due primarily to decreases in subscription and transaction revenue.

Total operating costs and expenses were $28.2 million in the year ended December 31, 2008, decreasing 35% from the prior year total of $43.6 million. These decreases were primarily due to lower impairment charges to goodwill and intangible assets of $1.4 million and $0.6 million, respectively, in the year ended December 31, 2008 (as compared to $15.7 million and $4.4 million, respectively, in the year ended December 31, 2007), partially offset by increased marketing costs related to direct-mail.

Loss from operations was $5.0 million for the year ended December 31, 2008, decreasing 78% from the prior year loss of $23.3 million. This decrease in loss from operations was primarily the result of lower impairment charges to goodwill, partially offset by the other increases in operating costs and expenses noted above.

Results of Operations

Years Ended December 31, 2007 and 2008

Comparison of the year ended December 31, 2007 to the year ended December 31, 2008 (in thousands, except percentages):

	Year Ended		Increase
	December 31,		(Decrease)
	2007	2008	$	%

Revenue:
Advertising	$14,990	$16,335	$1,345	9%
Subscription	2,927	2,449	(478)	(16)%
Transaction	2,332	1,591	(741)	(32)%
Publicity and Marketing	0	2,826	2,826	100%

Total Revenue	20,249	23,201	2,952	15%

Direct Operating Costs and Expenses:
Cost of Revenue	13,063	14,217	1,154	9%
Sales and Marketing.	5,156	5,772	616	12%

Total Direct Operating Costs and Expenses	18,219	19,989	1,770	10%

Contribution Margin	$2,030	$3,212	$1,182	(58)%

Total revenues increased principally due to $3.8 million of revenues from advertising services provided to Regent Releasing in 2008 under a marketing agreement. See “The Proposed Business Combination — Background of the Proposed Business Combination.” This increases in revenue was partially offset by a $0.8 million decrease in newsstand sales of magazines and books and a $0.5 million decrease in magazine subscription revenue.

Cost of revenue increased primarily due to $0.6 million of increased compensation and benefits, $0.3 million of increased costs for paper used in producing magazines and $0.3 million of increased mailing costs in the delivery of magazines to subscribers. Sales and marketing expenses increased primarily due to an increase of $0.6 million in website marketing and marketing materials expenses.

Other Operating Costs and Expenses

Other operating costs and expenses include general and administrative costs (such as corporate management, human resources, finance and legal), restructuring, depreciation and amortization and impairment of goodwill and intangible assets. These other operating costs and expenses are not evaluated in the measurement of the contribution margin as they do not have a directly proportional relation to revenue and direct operating costs and expenses.

General and Administrative.  General and administrative expense consists primarily of payroll and related benefits for executive, finance, administrative and other corporate personnel, occupancy costs, professional fees, insurance and other general corporate expenses. General and administrative expenses were $4.9 million for the year ended December 31, 2008, up 16% from the prior year. General and administrative expenses as a percentage of revenue were 21% in each of 2008 and 2007. The increase in general and administrative expenses was due to an increase of $0.5 million in payroll costs and $0.2 million in legal fees.

Restructuring.  In connection with the sale of the predecessor entity to Regent Entertainment Media in August 2008, the predecessor entity recorded $0.8 million in restructuring costs comprised of approximately $0.3 million in termination benefits and $0.5 million in contract termination expenses.

In June 2006, PlanetOut’s board of directors adopted a reorganization plan to align its resources with its strategic business objectives. As part of the plan, the predecessor entity consolidated its media and advertising services, e-commerce services and back-office operations to streamline the overall operations as part of continued integration with PlanetOut. The predecessor entity completed this restructuring in the fourth quarter of 2006, with certain payments continuing beyond 2006 in accordance with the terms of existing severance and other agreements.

Depreciation and Amortization.  Depreciation and amortization expense was $0.5 million for the year ended December 31, 2008, down 51% from the prior year, due primarily to writedowns of intangible assets and property and equipment. Amortization of intangible assets was $0.7 million in 2007 and $-0- in 2008. Depreciation and amortization as a percentage of revenue was 2% for 2008, down from 5% in the prior year due primarily to writedowns of intangible assets and property and equipment

Impairment of Goodwill and Intangible Assets.  During 2007, the predecessor entity recorded impairment charges to goodwill and to intangible assets of $15.7 million and $4.4 million, respectively. During the three months ended June 30, 2007, the predecessor entity recorded an estimated goodwill impairment charge of $15.7 million, primarily resulting from lower than expected advertising revenue which it believes resulted in a significant decrease in the trading price of PlanetOut’s common stock and a corresponding reduction in its market capitalization. During the fourth quarter of 2007, the predecessor entity revised its second quarter impairment estimate as a result of the completion of an independent business valuation of certain of its intangible assets and recorded an additional impairment charge of $4.4 million to its intangible assets for the year ended December 31, 2007. During the three months ended March 31, 2008, the predecessor entity recorded impairment charges of $2.0 million to reduce its net carrying value to the amount attributed to its sale to Regent Entertainment Media by PlanetOut.

Other Income and Expenses

Interest Expense.  In connection with its purchase of LPI and related entities, PlanetOut issued a note payable to the previous owner (the “LPI Note”), secured by the assets of the related entities and payable in three equal installments in May, August and November 2007. Interest expense was $0.3 million for 2007, due primarily to the repayment of the LPI Note in 2007. Regent Entertainment Media did not record material interest expense in 2008.

Critical Accounting Policies

The discussion and analysis of Regent Entertainment Media’s and its predecessor entity’s financial condition and results of operations are based upon their respective financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Regent Entertainment Media and required the predecessor entity to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities.

Regent Entertainment Media and its predecessor entity base their estimates on historical experience and on various other assumptions that they believe to be reasonable under the circumstances, the results of which form the basis on which they make judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

Regent Entertainment Media believes the following critical accounting policies require significant judgments and estimates in the preparation of its financial statements or those of its predecessor entity:

Revenue recognition.  Regent Entertainment Media derives its revenue principally from the sale of magazine advertisements, magazine subscriptions, and newsstand sales of its magazines and books. Deferred magazine subscription revenue results from advance payments for magazine subscriptions received from subscribers and is amortized on a straight-line basis over the life of the subscription as issues are delivered. Regent Entertainment Media provides an estimated reserve for magazine subscription cancellations at the time such subscription revenues are recorded. Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of product placement costs paid to resellers. Estimated returns from newsstand revenues are recorded based upon historical experience.

Magazine advertising revenues are recognized, net of related agency commissions, on the date the magazines are placed on sale at the newsstands. Revenues received for advertisements in magazines to go on sale in future months are classified as deferred advertising revenue. Revenue for online advertisements is recognized as served either ratably over the period or in proportion to the total impressions served. To date, the duration of Regent Entertainment Media’s and its predecessor entity’s online advertising commitments has ranged from one week to several months. Sponsorship advertising contracts have terms ranging from three months to two years and also involve more integration with Regent Entertainment Media’s services, such as the placement of buttons that provide users with direct links to the advertiser’s website. Advertising revenue on sponsorship contracts is recognized ratably over the term of the contract, provided that Regent Entertainment Media has no significant obligations remaining at the end of a period and collection of the resulting receivables is reasonably assured, at the lesser of the ratio of impressions delivered over the total number of undertaken impressions or the straight line basis. Regent Entertainment Media’s obligations typically include undertakings to deliver a minimum number of “impressions,” or times that an advertisement appears in pages viewed by users of its online properties. To the extent that these minimums are not met, Regent Entertainment Media defers recognition of the corresponding revenue until the minimums are achieved.

Transaction service revenue generated from sales of magazines and books held in inventory is recognized when the product is shipped, net of estimated returns. Regent Entertainment Media also earns transaction services revenue from rentals of subscriber lists, which is recognized at the time the cash is received. In March 2008, the sale of third party products and services for which the company recognized commission revenue ended. The company no longer sells any third party products or services.

Advertising Costs.  Costs related to advertising and promotion are charged to sales and marketing expense as incurred except for direct-response advertising costs which are amortized over the expected life of the subscription, typically a twelve-month period. Direct-response advertising costs consist primarily of production costs associated with direct-mail promotion of magazine subscriptions.

Valuation Allowances.  Regent Entertainment Media maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Regent Entertainment Media accrues an estimated amount for sales returns and allowances in the same period that the related revenue is recorded based on historical information, adjusted for current economic trends. To the extent actual returns and allowances vary from the estimated experience, revisions to the allowance may be required. Significant management judgments and estimates are made and used in connection with establishing the sales and allowances reserve in any accounting period.

Goodwill and Other Long-lived Assets.  Long-lived assets include goodwill, intangibles, property and equipment. Under generally accepted accounting principles, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment in determining the fair value of the long-lived assets being tested.

Stock-based compensation.  The predecessor entity granted stock options to employees and non-employee consultants. For the periods beginning January 1, 2006 the company has recognized compensation expense for all stock-based payments granted after December 31, 2005 and prior to but not yet vested as of December 31, 2005, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”). Under the fair value recognition provisions of FAS 123R, the predecessor entity recognized stock-based compensation net of an estimated forfeiture rate and only recognized compensation cost for those shares expected to vest on a straight-line basis over the requisite service period of the award (normally the vesting period). Prior to FAS 123R adoption, the predecessor entity accounted for stock-based payments under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In anticipation of the impact of adopting FAS 123R, the predecessor entity accelerated the vesting of approximately 9,000 shares subject to outstanding stock options in December 2005. The primary purpose of the acceleration of vesting was to minimize the amount of compensation expense recognized in relation to the options in future periods following the adoption by the predecessor entity of FAS 123R. Since the predecessor entity accelerated these shares and adopted FAS 123R using the modified prospective method, it did not record any one-time charges relating to the transition to FAS 123R.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. The predecessor entity used the Black-Scholes model to value its stock option awards. The predecessor entity’s management used an estimate of future volatility for the predecessor entity’s stock based on its historical volatility and the volatilities of comparable companies. The assumptions used in calculating the fair value of stock-based payment awards represented management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. In addition, the predecessor entity was required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate were materially different from the estimate, stock-based compensation expense could be significantly different from what has been recorded in the current period. See Notes 1 and 8 to the financial statements of Regent Entertainment Media included elsewhere in this document for a further discussion on stock-based compensation.

Income Taxes.  The predecessor entity adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. The predecessor entity did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Liquidity and Capital Resources

Cash flow from (used in) operating, investing and financing activities, as reflected in the statements of cash flows, and cash, as reflected in the balance sheets, are summarized in the table below:

		Period
		From	Period From
	Year Ended	January 1	August 13 to
	December 31,	to August 13,	December 31,
	2007	2008	2008
	(In thousands)

Net cash provided by (used in):
Operating activities	$(1,468)	$(1,711)	$(27)
Investing activities	(103)	(2)	(204)
Financing activities	1,926	1,382	558

Net increase (decrease) in cash	$355	$(331)	$327

Cash	$415	$84	$327

Percentage of total assets	4.2%	1.2%	4.6%

Cash used in operating activities for the year ended December 31, 2008 was $1.7 million, due primarily to a net loss of $4.7 million, partially offset by non-cash charges related to impairment of goodwill of $2.0 million and depreciation and amortization of $0.5 million.

Cash used in operating activities for the year ended December 31, 2007 was $1.5 million, due primarily to the predecessor entity’s loss from operations of $23.6 million, partially offset by non-cash charges related to impairment of goodwill and intangible assets of $20.1 million, depreciation and amortization expense of $1.0 million, and a net decrease in operating assets and liabilities of $0.7 million.

Cash used in investing activities in the year ended December 31, 2008 was $0.2 million and was primarily attributable to purchases of property and equipment. Cash used in investing activities for 2007 was $0.1 million due primarily to purchases of property and equipment.

Net cash provided by financing activities in the year ended December 31, 2008 was $1.9 million, due primarily to net proceeds from the predecessor entity’s parent company (PlanetOut) of $1.4 million and net proceeds from the successor company’s related parties’ funding of operations of $0.6 million.

Net cash provided by financing activities in the year ended December 31, 2007 was $1.9 million, due primarily to the net proceeds from the predecessor entity’s parent company (PlanetOut) of $6.8 million, partially offset by principal payments under capital lease obligations and notes payable of $4.9 million.

Regent Entertainment Media’s capital requirements depend on many factors, including the level of its revenues, the resources it devotes to developing, marketing and selling its products and services, the timing and extent of its introduction of new features and services, the extent and timing of potential investments or acquisitions and other factors. In particular, its subscription services consist of prepaid subscriptions that provide cash flows in advance of the actual provision of services. Regent Entertainment Media expects to devote substantial capital resources to expand its marketing efforts.

Off-Balance Sheet Arrangements

Regent Entertainment Media did not have any off-balance sheet liabilities or transactions as of December 31, 2008.

Seasonality and Inflation

Regent Entertainment Media anticipates that its business may be affected by the seasonality of certain revenue lines. For example, print and online advertising buys are usually higher approaching year-end and lower at the beginning of a new year than at other points during the year.

Inflation has not had a significant effect on its revenue or expenses historically, and Regent Entertainment Media does not expect it to be a significant factor in the short-term. However, inflation may affect its business in the medium-term to long-term. In particular, Regent Entertainment Media’s operating expenses may be affected by a tightening of the job market, resulting in increased pressure for salary adjustments for existing employees and higher cost of replacement for employees that are terminated or resign.

Recent Accounting Pronouncements

In May 2008, the FASB issued FAS 162. FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of ’Present fairly in conformity with generally accepted accounting principles.”’ FAS 162 is not expected to have a material impact on Regent Entertainment Media’s financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 141R will not have a material impact on Regent Entertainment Media’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 160 will not have a material impact on the financial position, results of operations or cash flows of the Company.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

Introduction

The following unaudited pro forma combined condensed financial data and explanatory notes present how the consolidated financial statements of Here Media might have appeared had Here Networks, Regent Entertainment Media, collectively “the HMI entities”, and PlanetOut actually been combined at earlier dates. The HMI entities are commonly owned and controlled. The historical financial information of the HMI entities is presented on both a separate company and a combined basis in the pro forma financial statements . The business operations of Regent Entertainment Media were acquired from LPI Media Inc., a wholly-owned subsidiary of PlanetOut, by Regent Entertainment Media in a transaction (the “LPI acquisition”) completed on August 13, 2008. The historical financial information of the HMI entities in the pro forma financial statements includes the results of operations of Regent Entertainment Media’s predecessor owner, PlanetOut, attributable to LPI Media on a “carve-out” basis for the periods prior to the August 13, 2008 transaction.

The pro forma financial data shows the impact of the combination of the respective historically reported financial positions and results of operations of PlanetOut and the HMI entities under the purchase method of accounting as if the proposed business combination described in this document had been completed on January 1, 2008 for statement of operations balance sheet purposes. Under the purchase method of accounting, PlanetOut’s assets acquired and liabilities assumed will be recorded at their fair value.

The pro forma financial statements are not intended to represent or be indicative of the consolidated results of operations or financial position of Here Media that would have been reported had the proposed business combination been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Here Media. The pro forma financial statements do not reflect any operating efficiencies and cost savings that the combined entity may achieve.

The pro forma financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of PlanetOut and the historical financial statements of Here Networks and Regent Entertainment Media included in this document.

Here Media Inc.

Unaudited Pro Forma Combined Condensed Balance Sheet
December 31, 2008
(all amounts in thousands)

			Historical
	HMI Entities				Pro Forma		PlanetOut and
	Here		HMI Entities		Adjustments		HMI Entities
	Networks	REM	Combined	PlanetOut	(see note 4)		Combined

ASSETS
Current assets:
Cash and cash equivalents	$2,202	$328	$2,530	$4,943	$4,700	(a)	$12,173
Restricted cash	—	—	—	1,432	—		1,432
Accounts receivable, net	450	3,399	3,849	847	(72	)(b)	4,624
Inventory	—	713	713	—	—		713
Prepaid expenses and other current assets	155	1,158	1,313	996	—		2,309
Due from related parties	572	—	572	—	—		572

Total current assets	3,379	5,598	8,977	8,218	4,628		21,823
Property and equipment, net	133	886	1,019	5,275	—		6,294
Goodwill	—	—	—	2,988	5,966	(c)	8,954
Intangible assets, net	—	430	430	—	—		430
Program broadcasting rights, net	12,723	—	12,723	—	—		12,723
Other assets	125	161	286	397	—		683

Total assets	$16,360	$7,075	$23,435	$16,878	$10,594		$50,907

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,060	$1,443	$2,503	$695	$—		$3,198
Accrued expenses and other liabilities	11	931	942	2,927	1,000	(d)	4,869
Due to related parties, current portion	4,967	1,390	6,357	—	—		6,357
Deferred revenue, current portion	—	1,305	1,305	2,830	—		4,135
Capital lease obligations, current portion	—	44	44	763	—		807
Deferred rent, current portion	—	—	—	320	—		320

Total current liabilities	6,038	5,113	11,151	7,535	1,000		19,686
Deferred revenue, less current portion	—	1,319	1,319	—	—		1,319
Capital lease obligations, less current portion	—	92	92	117	—		209
Deferred rent, less current portion	—	117	117	949	—		1,066
Due to related parties, less current portion	5,800	—	5,800	—	—		5,800
Other long-term liabilities	—	—	—	300	—		300

Total liabilities	11,838	6,641	18,479	8,901	1,000		28,380

Stockholders’ equity:
Common stock at par	—	1	1	40	(24	)(e)	17
Additional paid-in capital	32,478	499	32,977	115,170	(96,543	)(f)	51,604
Accumulated other comprehensive loss	—	—	—	(94)	94	(g)	—
Accumulated deficit	(27,956)	(66)	(28,022)	(107,139)	106,067	(h)	(29,094)

Total stockholders’ equity	4,522	434	4,956	7,977	9,594		22,527

Total liabilities and stockholders’ equity	$16,360	$7,075	$23,435	$16,878	$10,594		$50,907

See notes to unaudited pro forma combined condensed financial statements.

Here Media Inc.

Unaudited Pro Forma Combined Condensed Statement of Operations
For the Year Ended December 31, 2008
(all amounts in thousands except per share data)

			Historical
	HMI Entities				Pro Forma		PlanetOut and
	Here		HMI Entities		Adjustments		HMI Entities
	Networks	REM	Combined	PlanetOut	(see note 4)		Combined

Revenue:
Advertising services	$11,191	$19,161	$30,352	$6,150	$—		$36,502
Subscription services	2,357	2,449	4,806	13,413	—		18,219
Transaction services	167	1,591	1,758	257	—		2,015
Total revenue	13,715	23,201	36,916	19,820	—		56,736

Operating costs and expenses:(*)
Cost of revenue	5,955	14,217	20,172	9,877	109	(i)	30,158
Sales and marketing	979	5,772	6,751	6,651	5	(i)	13,407
General and administrative	5,470	4,940	10,410	7,238	2,060	(i,j)	19,708
Restructuring	—	796	796	—	—		796
Depreciation and amortization	—	499	499	3,908	—		4,407
Impairment of goodwill and intangible assets	—	1,978	1,978	—	—		1,978

Total operating costs and expenses	12,404	28,202	40,606	27,674	2,174		70,454

Income (loss) from operations	1,311	(5,001)	(3,690)	(7,854)	(2,174)		(13,718)
Interest expense	—	(23)	(23)	(131)	—		(154)
Other income, net	—	3	3	178	—		181

Income (loss) from continuing operations before income taxes	1,311	(5,021)	(3,710)	(7,807)	(2,174)		(13,691)
Provision (benefit) for income taxes	18	—	18	—	—		18

Net income (loss) from continuing operations	1,293	(5,021)	(3,728)	(7,807)	(2,174)		(13,709)

Net loss from continuing operations per share:
Basic and diluted				$(1.93)			$(0.82)

Weighted-average shares used to compute net loss from continuing operations per share:
Basic and diluted				4,054	12,646	(k)	16,700

(*) Stock-based compensation is allocated as follows (see Note 2):
Cost of revenue		$13	$13	$121	$109	(i)	$243
Sales and marketing		7	7	6	5	(i)	18
General and administrative		28	28	345	560	(i.l)	933

Total stock-based compensation		$48	$48	$472	$674		$1,194

See notes to unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

These unaudited pro forma combined condensed financial statements reflect the combination of Here Networks, LLC and Regent Entertainment Media Inc., together the HMI entities and, in addition, the combination of the HMI entities and PlanetOut Inc. There are no pro forma adjustments to the combination of the HMI entities which are commonly owned and controlled.

The unaudited pro forma combined condensed financial statements reflect the recording of entries required under the purchase method of accounting. The HMI entities have been determined to be the acquiring company in the combination of the HMI entities and PlanetOut. The total purchase price has been allocated to the tangible and intangible assets and liabilities of PlanetOut based on their estimated fair values. The acquisition of PlanetOut is presented pursuant to Statement of Financial Accounting Standards (“SFAS”) Nos. 141(R) and 142. The amounts and components of the purchase price, along with the preliminary allocation of the purchase price, are presented with an assumed transaction date of December 31, 2008.

Purchase Price
(In thousands)

Pro forma enterprise value	$13,943

Preliminary Purchase Price Allocation
(In thousands)

Cash	$4,943
Restricted cash	1,432
Accounts receivable, net	847
Prepaid expenses and other current assets	996
Property and equipment, net	5,275
Other assets	397
Liabilities assumed	(8,901)
Goodwill	8,954

$13,943

The purchase price for the proposed business combination of PlanetOut and the HMI entities assumes the issuance, upon completion of the transaction, to the PlanetOut stockholders of 20 percent of the total shares of Here Media common stock plus 100 percent of the special stock. For the purposes of these pro forma financial statements, we have estimated a pro forma enterprise value of PlanetOut based on an average of the high and low values indicated by the opinions of PlanetOut’s financial advisors.

Amounts in the pro forma financial information and related adjustments are presented net of tax effects. PlanetOut and the HMI entities have historical net losses. Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, a full valuation allowance has been assumed against any deferred tax assets arising from the proposed business combination.

In accordance with FAS 141(R), the assets and liabilities of PlanetOut are stated at their fair value. The historical amounts for the current assets and liabilities of PlanetOut have been stated at their net realizable value and have therefore not been adjusted except as noted. We believe that the historical net carrying value of the long-term assets of PlanetOut approximates their fair market value and have therefore not been adjusted except as noted. These pro forma amounts do not include the motion picture production business which is contemplated as a new business of the proposed business combination.

Material nonrecurring charges or credits and related tax effects which result directly from the proposed business combination, such as severance and related costs, are not presented in these pro forma financial statements and will be included in the results of operations of the proposed business combination within the twelve months succeeding the transaction.

2.	Stock-Based Compensation

PlanetOut accounts for stock-based awards under SFAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The fair value of restricted stock is determined based on the number of shares granted and the quoted price of PlanetOut’s common stock, and the fair value of stock options is determined using the Black-Scholes valuation model. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method under FAS 123R. Actual results, and future changes in estimates, may differ substantially from current estimates.

Upon consummation of the proposed business combination, the unvested portion of all outstanding unvested restricted stock grants will be fully accelerated and all outstanding stock options will be canceled. Additional stock-based compensation expense will result from the acceleration of the unvested restricted stock in accordance with FAS 123R. No additional stock-base compensation expense will result from cancellation of the outstanding stock options in accordance with FAS 123R as no additional value to the existing holders of stock options will result from their cancelation.

3.	Related Party Transactions

The combined pro forma advertising revenue includes $1,677,000 and $966,000 of advertising services provided by PlanetOut and the HMI entities, respectively, to an affiliate of the HMI entities under a marketing agreement executed in conjunction with the LPI acquisition.

4.	Pro Forma Adjustments

The following adjustments have been reflected in the unaudited combined condensed financial statements:

(a) Reflects net cash of $4,700,000 from the HMI entities in connection with the proposed business combination. Under the terms of the proposed business combination, the HMI entities are required, as a condition to closing, to have $5,200,000 of unencumbered cash reduced by an amount equal to their transaction expenses, subject to a limit of $500,000.

(b) Reflects elimination of revenue recorded by PlanetOut for $72,000 of advertising services provided to one of the HMI entities prior to the LPI acquisition which will be consolidated into the marketing agreement entered into in connection with the LPI acquisition as a result of the proposed business combination.

(c) Reflects the recording of goodwill upon the completion of the proposed business combination under the purchase method of accounting in accordance with FAS 141(R). The total purchase price has been allocated to the tangible and intangible assets and liabilities of PlanetOut based on their estimated fair values. The amounts and components of the purchase price, along with the preliminary allocation of the purchase price, are presented in Note 1 to the unaudited pro forma combined condensed financial statements. The ultimate amount of goodwill recorded will depend on the final value determined for the fair value of the common stock and special stock to be received by PlanetOut stockholders in connection with the proposed business combination.

(d) Reflects liabilities recorded for PlanetOut’s estimated gross acquisition costs of $500,000 and investment banking fees of $1,000,000 incurred by PlanetOut in connection with the LPI acquisition and the proposed business combination, net of $500,000 of investment banking fees accrued by PlanetOut as of December 31, 2008 in connection with the LPI acquisition.

(e) Eliminates the historical common stock equity balances and reflects the issuance of 16,700,472 shares of Here Media common stock at a par value of $0.001 in connection with the proposed business combination.

(f) Eliminates the historical additional paid-in-capital balances of PlanetOut and reflects the fair value of the common stock and special stock to be received by PlanetOut stockholders in connection with the proposed business combination, net of the amounts recorded as common stock at par value and the effects of (a) above.

(g) Eliminates the historical accumulated other comprehensive loss of PlanetOut.

(h) Eliminates the historical accumulated deficits of PlanetOut and reflects the effects of (b) and (d) above.

(i) Reflects the recognition of additional stock-based compensation charges related to the acceleration of unvested restricted stock in accordance with the terms of the proposed business combination and with FAS 123R.

(j) Eliminates stock-based compensation expense of $17,000 recognized in 2008 for stock options that will be canceled as a result of the proposed business combination and reflects PlanetOut’s estimated acquisition costs of $500,000 and investment banking fees of $1,000,000 incurred by PlanetOut in connection with the LPI acquisition and the proposed business combination net of $500,000 of gross investment banking fees accrued by PlanetOut as of December 31, 2008 in connection with the LPI acquisition. The HMI entities’ acquisition costs are not determinable at this time and could range from $1,000,000 to $1,500,000, of which $500,000 will be satisfied as set forth in note 4(a).

(k) Adjusts the common stock equity balances to reflect the issuance of 16,700,472 shares of Here Media common stock at a par value of $0.001 in connection with the proposed business combination as if outstanding from the beginning of the periods presented.

(l) Eliminates stock-based compensation expense of $17,000 recognized in 2008 for stock options that will be canceled as a result of the proposed business combination.

LEGAL MATTERS

Legal matters relating to the validity of the securities to be issued in the merger will be passed upon for Here Media by Mayer Brown LLP. The opinions referred to in the discussion set forth under “Material U.S. Federal Income Tax Consequences” will be provided to Here Media and the HMI Owners by Mayer Brown LLP and to PlanetOut by Howard Rice.

EXPERTS

The consolidated financial statements of PlanetOut and its subsidiaries as of December 31, 2007 and 2008 and for each of the years in the two-year period ended December 31, 2008 included in this document have been audited by Stonefield Josephson, Inc., independent registered public accountants, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Here Networks as of and for the years ended December 31, 2007 and 2008 included in this document have been audited by Stonefield Josephson, Inc., independent registered public accountants, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Regent Entertainment Media, as of December 31, 2007 and 2008 and for each of the years in the two-year period ended December 31, 2008 included in this document, have been audited by Stonefield Josephson, Inc., independent registered public accountants, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PlanetOut Inc.:

We have audited the accompanying consolidated balance sheets of PlanetOut, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PlanetOut, Inc. and subsidiaries as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s recurring net losses and accumulated deficit raise substantial doubt about it’s ability to continue as a going concern. Management’s plans to address these matters are discussed in Note 1 to the consolidated financial statements as well as a proposed business combination in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Stonefield Josephson, Inc.

San Francisco, California
March 3, 2009

PlanetOut Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2008
	(In thousands, except
	per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$8,534	$4,943
Restricted cash	167	1,432
Accounts receivable, net	3,679	847
Prepaid expenses and other current assets	937	996
Current assets of discontinued operations	7,348	—

Total current assets	20,665	8,218
Property and equipment, net	7,821	5,275
Goodwill	2,988	2,988
Other assets	523	397
Long-term assets of discontinued operations	9,355	—

Total assets	$41,352	$16,878

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$845	$695
Accrued expenses and other liabilities	1,888	2,927
Deferred revenue	4,042	2,830
Capital lease obligations, current portion	815	763
Deferred rent, current portion	264	320
Current liabilities of discontinued operations	4,513	—

Total current liabilities	12,367	7,535
Capital lease obligations, less current portion	880	117
Deferred rent, less current portion	1,066	949
Other long-term liabilities	—	300
Long-term liabilities of discontinued operations	2,130	—

Total liabilities	16,443	8,901

Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock: $0.001 par value, 100,000 shares authorized, 4,096 and 4,089 shares issued and outstanding at December 31, 2007 and 2008, respectively	40	40
Additional paid-in capital	114,406	115,170
Accumulated other comprehensive loss	(85)	(94)
Accumulated deficit	(89,452)	(107,139)

Total stockholders’ equity	24,909	7,977

Total liabilities and stockholders’ equity	$41,352	$16,878

The accompanying notes are an integral part of these consolidated financial statements.

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2007	2008
	(In thousands, except
	per share amounts)

Revenue:
Advertising services	$9,361	$6,150
Subscription services	16,130	13,413
Transaction services	470	257

Total revenue	25,961	19,820

Operating costs and expenses:(*)
Cost of revenue	11,422	9,877
Sales and marketing	9,191	6,651
General and administrative	11,433	7,238
Restructuring	630	—
Depreciation and amortization	5,455	3,908
Impairment of goodwill and intangible assets	415	—

Total operating costs and expenses	38,546	27,674

Loss from operations	(12,585)	(7,854)
Interest expense	(1,610)	(131)
Other income, net	513	178

Loss from continuing operations before income taxes	(13,682)	(7,807)
Provision (benefit) for income taxes	(6)	—

Loss from continuing operations	(13,676)	(7,807)
Loss from discontinued operations, net of taxes	(37,494)	(9,880)

Net loss	$(51,170)	$(17,687)

Net loss per share from continuing operations — Basic and diluted	$(4.76)	$(1.93)

Loss per share from discontinued operations — Basic and diluted	$(13.04)	$(2.44)

Net loss per share — Basic and diluted	$(17.79)	$(4.36)

Weighted-average shares used to compute loss per share — Basic and diluted	2,876	4,054

(*) Stock-based compensation is allocated as follows (see Note 8):
Cost of revenue	$186	$121
Sales and marketing	33	6
General and administrative	478	345

Total stock-based compensation	$697	$472

The accompanying notes are an integral part of these consolidated financial statements.

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Year Ended December 31,
	2007	2008
	(In thousands)

Common stock:
Balance, beginning of year	$17	$40
Equity financing	23	—

Balance, end of year	40	40

Additional paid-in-capital:
Balance, beginning of year	89,532	114,406
Issuance of common stock for cash on exercise of options and warrants	71	—
Stock-based compensation, net of cancellations and tax effects of disqualifying dispositions	761	472
Issuance of common stock warrants in connection with debt issuance	—	—
Issuance of common stock warrants in connection with financial advisory services	185	310
Restricted stock withheld for taxes	(137)	(18)
Equity financing	23,994	—

Balance, end of year	114,406	115,170

Accumulated other comprehensive loss:
Balance, beginning of year	(122)	(85)
Foreign currency translation adjustment	37	(9)

Balance, end of year	(85)	(94)

Accumulated deficit:
Balance, beginning of year	(38,282)	(89,452)
Net loss	(51,170)	(17,687)

Balance, end of year	(89,452)	(107,139)

Total stockholders’ equity	$24,909	$7,977

Number of shares
Common stock:
Balance, beginning of year	1,763	4,096
Issuance of common stock upon exercise of options and warrants	14	—
Issuance of restricted stock	48	2
Forfeitures of restricted stock grants	(4)	(2)
Restricted stock withheld for taxes	(3)	(7)
Equity financing	2,278	—

Balance, end of year	4,096	4,089

The accompanying notes are an integral part of these consolidated financial statements.

PlanetOut Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2008
	(In thousands)

Cash flows from operating activities:
Net loss	$(51,170)	$(17,687)
Net loss from discontinued operations, net of tax	37,494	9,880
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,455	3,908
Impairment of goodwill and intangible assets	415	—
Non-cash services expense	185	310
Provision for doubtful accounts	(35)	69
Restructuring	203	—
Stock-based compensation, net of cancellation and tax effects	697	472
Amortization of debt discount	392	—
Amortization of deferred rent	(227)	(270)
Loss on disposal or write-off of property and equipment	916	—
Changes in operating assets and liabilities, net of acquisition effects and restructuring:
Accounts receivable	1,235	3,050
Prepaid expenses and other assets	612	135
Accounts payable	(328)	(150)
Accrued expenses and other liabilities	(599)	1,333
Deferred revenue	(647)	(1,212)

Net cash provided by (used in) operating activities of continuing operations	(5,402)	(162)
Net cash provided by (used in) operating activities of discontinued operations	(9,515)	620

Net cash provided by (used in) operating activities	(14,917)	458

Cash flows from investing activities:
Purchases of property and equipment	(3,653)	(1,918)
(Purchases) sales of short-term investments	2,050	—
Changes in restricted cash	2,687	(1,265)

Net cash provided by (used in) investing activities	1,084	(3,183)
Net cash used in investing activities of discontinued operations	(288)	—

Net cash provided by (used in) investing activities	796	(3,183)

Cash flows from financing activities:
Proceeds from exercise of common stock and preferred stock options and warrants	71	—
Proceeds from equity financing, net of transaction costs	24,017	—
Tax withholding payments reimbursed by restricted stock	(137)	(18)
Principal payments under capital lease obligations and notes payable	(10,999)	(839)

Net cash provided by (used in) financing activities	12,952	(857)

Effect of exchange rate on cash and cash equivalents	29	(9)
Net decrease in cash and cash equivalents	(1,140)	(3,591)
Cash and cash equivalents, beginning of period	9,674	8,534

Cash and cash equivalents, end of period	$8,534	$4,943

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,610	$131

Cash paid (refund received) for taxes	$(59)	$(2)

Supplemental disclosure of noncash flow investing and financing activities:
Property and equipment and related maintenance acquired under capital leases	$369	$80

The accompanying notes are an integral part of these consolidated financial statements.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 —	The Company and Summary of Significant Accounting Policies

The Company

PlanetOut Inc. (the “Company”) was incorporated in Delaware in December 2000. The Company, together with its subsidiaries, is a leading online media company exclusively serving the worldwide lesbian, gay, bisexual and transgender, or LGBT, community. The Company serves this audience through its websites Gay.com and PlanetOut.com.

In November 2005, the Company acquired substantially all of the assets of LPI Media Inc. and related entities (“LPI”), which included the operations of the SpecPub asset group (“SpecPub”), and which the Company operated as wholly-owned subsidiaries. On August 13, 2008, the Company completed the sale of substantially all the assets of LPI and SpecPub. As a result of this sale and the Company’s decision to exit its Publishing business, the results of operations and financial position of LPI are reported in discontinued operations within the condensed consolidated financial statements. See Note 12, “Discontinued Operations.”

In March 2006, the Company acquired substantially all of the assets of RSVP Productions, Inc. (“RSVP”), which the Company operated as a wholly-owned subsidiary. On December 14, 2007, the Company completed the sale of substantially all the assets of RSVP. As a result of this sale and the Company’s decision to exit its Travel and Events business, the results of operations and financial position of RSVP are reported in discontinued operations within the condensed consolidated financial statements. See Note 12, “Discontinued Operations.”

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and variable interest entities in which the Company has been determined to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated in consolidation.

As a result of the Company experiencing recurring losses and negative cash flow from operations in each of the last three years and its accumulated deficit, the Company has carefully assessed its anticipated cash needs for the next twelve months. On January 8, 2009, the Company signed a definitive agreement to combine with Here Networks, LLC and Regent Entertainment Media Inc. as more fully described in Note 13 — Subsequent Events. If the proposed business combination is not completed, the Company has adopted an operating plan to manage the costs of its capital expenditures and operating activities along with its revenues in order to meet its working capital needs for the next twelve months. Although the Company believes that is has sufficient working capital to conduct its operations and meet its current obligations for the next twelve months, it makes no assurance that it will be able to do so. Accordingly, the accompanying consolidated financial statements are presented on the basis that the Company is a going concern and therefore do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Reverse Stock Split

Following the receipt of stockholder approval for a reverse stock split at the special meeting of stockholders held on August 29, 2007, the Company’s board of directors set the ratio of the reverse stock split of the Company’s common stock at one-for-ten. The reverse stock split became effective on October 1, 2007, when the Company filed an amendment to its certificate of incorporation. As a result of the reverse stock split, every ten shares of the Company’s common stock were combined into one share of common stock. No fractional shares were issued in connection with the reverse stock split, and stockholders who would have been entitled to fractional shares received cash in lieu of fractional shares. The number of shares subject to the Company’s outstanding options and warrants was reduced in the same ratio as the reduction in the outstanding shares, and the per share exercise price of those options and warrants will be increased in direct proportion to the reverse stock split ratio. All references to share and per-share data for all periods presented have been adjusted to give effect to the reverse stock split.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

Certain reclassifications have been made in the prior consolidated financial statements to conform to the current year presentation. These reclassifications did not change the previously reported net loss or net loss per share of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made by management include, among others, the assessment of collectability of accounts receivable, the determination of the allowance for doubtful accounts, the determination of the fair market value of its common stock, the valuation and useful life of its capitalized software and long-lived assets, impairment analysis of goodwill and intangible assets and the valuation of deferred tax asset balances. Actual results could differ from those estimates.

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments purchased with original or remaining maturities of three months or less to be cash equivalents. Investment securities with original maturities greater than three months and remaining maturities of less than one year are classified as short-term investments. The Company’s investments are primarily comprised of money market funds and certificates of deposit, the fair market value of which approximates cost.

Restricted Cash

Restricted cash as of December 31, 2008 consists of reserves required by the Company’s credit card processors of both its online and discontinued operations in order to cover exposure that they may have as the Company collects revenue in advance of providing services to its customers. Restricted cash as of December 31, 2007 consisted of $167,000 of cash that is restricted as to future use by contractual agreements associated with irrevocable letters of credit relating to a lease agreement for one of the Company’s former offices in New York.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and borrowings are carried at cost, which approximate fair value due to their short maturities. The reported amount of borrowings approximates fair value due to the market value interest rate.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are maintained by financial institutions in the United States, Europe and Argentina. Deposits in the United States may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s investments are financially credit worthy and, accordingly, minimal credit risk exists with respect to those investments.

The Company’s accounts receivable are derived primarily from advertising customers. The Company performs ongoing credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management’s expectations. No single customer accounted for 10% or more of the Company’s total revenue in the years ended December 31, 2007 and 2008, or for more than 10% or more of the accounts receivable as of December 31, 2007 or 2008.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency Translation

The functional currency for the consolidated foreign subsidiaries is their applicable local currency. Accordingly, the translation from their applicable local currency to U.S. Dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive loss. Foreign currency translation gains and losses are reflected in the equity section of the Company’s consolidated balance sheets as accumulated other comprehensive loss. Gains or losses resulting from foreign currency transactions are included in other income, net in the consolidated statements of operations and for 2007 and 2008 have not been significant.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight line method over the estimated useful lives of the related assets ranging from three to five years. Leasehold improvements are amortized over the shorter of their economic lives or lease term, generally ranging from two to seven years. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

Internal Use Software and Website Development Costs

The Company capitalizes internally developed software costs in accordance with the provisions of American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 98-1, “Accounting for Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and Emerging Issues Task Force (“EITF”) Abstract No. 00-02, “Accounting for Web Site Development Costs” (“EITF 00-02”). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal-use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. The Company begins to capitalize costs when the preliminary project stage has been completed and technological and economical feasibility has been determined. The Company exercises judgment in determining which stage of development a software project is in at any point in time. Capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, generally three years, once it is available for its intended use. For 2007 and 2008 the Company capitalized $2.1 million and $1.7 million, respectively.

Goodwill

The Company accounts for goodwill using the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” FAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances. The Company performs its annual impairment test as of December 1st of each year. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the Company’s reporting unit with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting unit using the expected present value of future cash flows, giving consideration to the market comparable approach. If the carrying amount of the Company’s reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the Company’s reporting unit’s goodwill with the carrying amount of the unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment charge is recognized for the excess in operating expenses.

On January 1, 2007, the Company determined that it had four reporting units and began operating in three segments. During the fourth quarter of 2007, the Company divested itself of its Travel and Events business. In

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

August 2008, the Company divested itself of its Publishing business. The Company is currently operating one segment with one reporting unit.

The Company evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that a reporting unit’s carrying amount exceeds its fair value. As a result of the winding down of the Company’s international marketing efforts and the Company’s closure of its international offices in conjunction with the July 2007 restructuring plan, the Company recognized an additional goodwill impairment charge of $0.4 million in operating expenses of continuing operations in the fourth quarter of 2007.

The Company performed its annual test as of December 1, 2008. The results of Step 1 of the annual goodwill impairment analysis on December 1, 2008 showed that goodwill may have been impaired as the estimated market value of its reporting units exceeded their carrying value, including goodwill. Accordingly, the Company conducted Step 2 of its goodwill impairment test and compared the implied fair value of the Company’s reporting unit against its carrying amount, including goodwill. The Company determined that the implied fair value indicated in the proposed business combination noted in Note 13 “Subsequent Events” exceeded its carrying value and that goodwill had not been impaired. The Company will continue to test for impairment on an annual basis and on an interim basis if an additional triggering event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s reporting units below their carrying amounts.

Impairment charges of $21.1 million and $4.1 million during 2007 and 2008, respectively, related to the Publishing business are reflected under discontinued operations. See Note 12, “Discontinued Operations”. An additional impairment charge of $4.0 million related to the Travel and Events business is reflected under discontinued operations during 2007. See Note 12, “Discontinued Operations.”

Intangible Assets and Other Long-Lived Assets

The Company accounts for identifiable intangible assets and other long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment and disposition of identifiable intangible assets and other long-lived assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. The Company records an impairment charge on intangibles or long-lived assets to be held and used when it determines that the carrying value of these assets may not be recoverable and/or exceed their carrying value. Based on the existence of one or more indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate that it determines to be commensurate with the risk inherent in its business model. These estimates of cash flow require significant judgment based on the Company’s historical results and anticipated results and are subject to many factors.

Revenue Recognition

The Company’s revenue is derived principally from banner and sponsorship advertisements and the sale of premium online subscription services.

To date, the duration of the Company’s banner advertising commitments has generally ranged from one week to one year. Sponsorship advertising contracts have terms ranging from three months to two years and also involve more integration with the Company’s services, such as the placement of units that provide users with direct links to the advertiser’s website. Advertising revenue on both banner and sponsorship contracts is recognized ratably over the term of the contract, provided that no significant Company obligations remain at the end of a period and collection of the resulting receivables is reasonably assured, at the lesser of the ratio of impressions delivered over the total number of undertaken impressions or the straight-line basis. The Company’s obligations typically include undertakings to deliver a minimum number of “impressions,” or times that an advertisement appears in pages

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

viewed by users of the Company’s online properties. To the extent that these minimums are not met, the Company defers recognition of the corresponding revenue until the minimums are achieved.

Premium online subscription services are generally for a period of one to twelve months. Premium online subscription services are generally paid for upfront by credit card, subject to cancellations by subscribers or charge backs from transaction processors. Revenue, net of estimated cancellations and charge backs, is recognized ratably over the service term. To date, cancellations and charge backs have not been significant and have been within management’s expectations.

Advertising

Costs related to advertising and promotion are charged to sales and marketing expense as incurred. Total advertising costs in 2007 and 2008 were $2,152,000 and $1,729,000, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company determines the adequacy of this allowance by regularly reviewing the composition of its aged accounts receivable and evaluating individual customer receivables, considering (i) the customer’s financial condition, (ii) the customer’s credit history, (iii) current economic conditions and (iv) other known factors. As of December 31, 2007 and 2008 the allowance for doubtful accounts included in accounts receivable, net was $15,000 and $66,000, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the consolidated statements of operations during the years ended December 31, 2007 and 2008 included compensation expense for the stock-based payment awards granted based on the grant date fair value estimated in accordance with FAS 123R. As stock-based compensation expense recognized in the consolidated statements of operations for the years ended December 31, 2007 and 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. When estimating forfeitures, the Company considers historic voluntary termination behaviors as well as trends of actual option forfeitures.

Income Taxes

The Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. The Company did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal tax assessment for years before 2005. State jurisdictions that remain subject to assessment range from 2004 to 2008. The Company does not believe there will be any material changes in its unrecognized tax positions over the next twelve months. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material adverse effect on the Company’s financial condition, results of operations, or cash flow.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of FIN 48, the Company did not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during 2007 or 2008. The Company’s effective tax rate differs from the federal statutory rate primarily due to increases in its deferred income tax valuation allowance.

Comprehensive Loss

Other comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources and is reported in the consolidated statements of stockholders’ equity. For 2007 and 2008, other comprehensive loss consists of changes in accumulated foreign currency translation adjustments during the period.

Loss Per Share

Basic net loss per share (“Basic EPS”) is computed by dividing net loss by the sum of the weighted-average number of common shares outstanding during the period. Diluted net loss per share (“Diluted EPS”) gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options and warrants is computed using the treasury stock method.

The following table sets forth the computation of Basic and Diluted EPS (in thousands, except per share amounts):

	Year Ended December 31,
	2007	2008

Numerator:
Net loss	$(51,170)	$(17,687)

Denominator for basic and diluted net loss per share:
Weighted-average shares outstanding	2,876	4,054

Net loss per share:
Basic and diluted	$(17.79)	$(4.36)

The potential shares, which are excluded from the determination of basic and diluted net income (loss) per share as their effect is anti-dilutive, are as follows (in thousands):

	Year Ended December 31,
	2007	2008

Common stock options and warrants	216	109

Recent Accounting Pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162 (“FAS 162”), The Hierarchy of Generally Accepted Accounting Principles” which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. The Company is evaluating the impact FAS 162 will have on its financial statements.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has determined that the adoption of FAS 141R may have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The Company has determined the adoption of FAS 160 will not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157 (“FAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company has determined that the adoption of FAS 157 will not have a material impact on its consolidated financial position, results of operations or cash flows.

Note 2 —	Segment Information

As a result of further integrating the Company’s various businesses, its executive management team, and its financial and management reporting systems during fiscal 2006, the Company began to operate as three segments effective January 1, 2007: Online, Publishing and Travel and Events. The Travel and Events segment consisted of travel and events marketed through the Company’s RSVP brand and by the Company’s consolidated affiliate, PNO DSW Events, LLC (“DSW”). In March 2007, the Company sold its membership interest in DSW, a joint venture, to the minority interest partner. In December 2007, the Company sold substantially all the assets of RSVP. As a result of the sale of the Company’s interest in DSW, its sale of substantially all the assets of RSVP and the Company’s decision to exit its Travel and Events business, the Company has reported the results of operations and financial position of RSVP and DSW as discontinued operations within the consolidated financial statements as described more fully in Note 12, “Discontinued Operations.” The Publishing segment consisted of the Company’s print properties obtained in the acquisition of LPI, primarily magazines and its book publishing businesses. In August 2008, the Company sold substantially all the assets and liabilities of LPI. As a result of the sale of substantially all the assets of LPI and the Company’s decision to exit its Publishing business, the Company has reported the results of operations and financial position of LPI as discontinued operations within the consolidated financial statements as described more fully in Note 12, “Discontinued Operations.”

As a result of the Company’s decision to exit its Travel and Events and Publishing businesses, the Company currently operates in one segment in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“FAS 131”). Although the chief operating decision maker reviews revenue results across the three revenue streams of advertising, subscription and transaction services, financial reporting is consistent with the Company’s method of internal reporting where the chief operating decision maker evaluates, assesses performance and makes decisions on the allocation of resources at a consolidated results of operations level. The Company has no operating managers reporting to the chief operating decision maker over components of the enterprise for which the separate financial information of revenue, results of operations, and assets is available. Additionally, all business units that meet the quantitative thresholds of a reporting unit in FAS 131 also meet the aggregation criteria of FAS 131 and are therefore accounted for as a single reporting unit.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 —	Goodwill and Intangible Assets

Goodwill

The Company records as goodwill the excess of the purchase price of net tangible and intangible assets acquired over their estimated fair value. Goodwill is not amortized. In accordance with FAS 142, goodwill is subject to at least an annual assessment for impairment, and between annual tests in certain circumstances, applying a fair-value based test. The Company conducts its annual impairment test as of December 1st of each year, and between annual tests if a triggering event occurs.

The Company performed its annual test as of December 1, 2008. The results of Step 1 of the annual goodwill impairment analysis on December 1, 2008 showed that goodwill may have been impaired as the estimated market value of its reporting units exceeded their carrying value, including goodwill. Accordingly, the Company conducted Step 2 of its goodwill impairment test and compared the implied fair value of the Company’s reporting unit against its carrying amount, including goodwill. The Company determined that the implied fair value indicated in the proposed business combination noted in Note 13 “Subsequent Events” exceeded its carrying value and that goodwill had not been impaired. The Company will continue to test for impairment on an annual basis and on an interim basis if an additional triggering event occurs or circumstances change that would more likely than not reduce the fair value of the Company’s reporting units below their carrying amounts. As a result of the winding down of the Company’s international marketing efforts and the Company’s closure of its international offices in conjunction with the July 2007 restructuring plan, the Company recognized an additional goodwill impairment charge of $0.4 million in operating expenses of continuing operations the fourth quarter of 2007.

During the fourth quarter of 2007, the Company divested itself of its Travel and Events business. In August 2008, the Company divested itself of its Publishing business. The Company is currently operating in one segment, with one reporting unit.

Goodwill impairment charges of $21.1 million and $4.1 million related to the Company’s Publishing business are reflected under discontinued operations during 2007 and 2008, respectively, as more fully described in Note 12 “Discontinued Operations”. Goodwill impairment charges of $4.0 million and zero related to the Company’s Travel and Events Business are reflected under discontinued operations during 2007 and 2008, respectively, as more fully described in Note 12 “Discontinued Operations”. See Note 12, “Discontinued Operations.”

Intangible Assets

The components of acquired intangible assets are as follows (in thousands):

	December 31, 2007			December 31, 2008
	Gross		Net	Gross		Net
	Carrrying	Accumulated	Carrying	Carrrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Customer lists and user bases	$3,278	$3,278	$—	$3,278	$3,278	$—
Tradenames	2,340	2,340	—	2,340	2,340	—
Other intangible assets	726	726	—	726	726	—

	$6,344	$6,344	$—	$6,344	$6,344	$—

As of December 31, 2007 and 2008, the Company’s intangible assets were fully amortized. During 2007 and 2008, the Company did not record any amortization expense on its intangible assets. The net carrying amount of customer lists and user bases related to the Company’s Publishing business that have been classified as long-term assets of discontinued operations as of December 31, 2007 totaled $1.2 million, and the net carrying amount of tradenames related to the Company’s Publishing business that have been classified as long-term assets of discontinued operations as of December 31, 2007 totaled $3.3 million, as described more fully in Note 12, “Discontinued Operations.”

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible asset impairment charges of zero and $4.4 million related to the Company’s Publishing business are reflected under discontinued operations during 2007 and 2008, respectively. Intangible asset impairment charges $0.4 million and zero related to the Company’s Travel and Events Business are reflected under discontinued operations during 2007 and 2008, respectively, as described more fully in Note 12, “Discontinued Operations.”

Note 4 —	Other Balance Sheet Components

The Company’s other balance sheet components noted in this footnote also exclude the assets and liabilities of RSVP, DSW, LPI and SpecPub which have been reported as discontinued operations on the consolidated balance sheet as of December 31, 2007 as described more fully in Note 12, “Discontinued Operations.”

	December 31,
	2007	2008

Accounts receivable:
Trade accounts receivable	$3,694	$913
Less: Allowance for doubtful accounts	(15)	(66)

	$3,679	$847

In 2007 and 2008, the Company provided for an increase in the allowance for doubtful accounts of $9,000 and $154,000 respectively, and wrote-off accounts receivable against the allowance for doubtful accounts totaling zero and $13,000, respectively.

	December 31,
	2007	2008
	(In thousands)

Property and equipment:
Computer equipment and software	$9,661	$9,321
Furniture and fixtures	992	875
Leasehold improvements	1,971	1,686
Website development costs	6,453	7,738

	19,077	19,620
Less: Accumulated depreciation and amortization	(11,256)	(14,345)

	$7,821	$5,275

In 2007 and 2008, the Company recorded depreciation and amortization expense of property and equipment of $5,158,000 and $3,908,000, respectively. In 2007 and 2008, the Company recorded non-cash impairment charges of 665,000 and zero, respectively.

	December 31,
	2007	2008
	(In thousands)

Accrued expenses and other liabilities:
Accrued payroll and related liabilities	$1,110	$1,270
Other accrued liabilities	778	1,657

	$1,888	$2,927

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5 —	Notes Payable

As of December 31, 2007 and 2008, the Company had no notes payable outstanding.

In November 2005, the Company issued a note payable (the “LPI note”) in connection with its acquisition of the assets of LPI Media, Inc. and related entities (“LPI”) in the amount of $7,075,000 to the sellers, secured by the assets of SpecPub, Inc. and payable in three equal installments of $2,358,000 in May, August and November 2007. In July 2007, the Company paid the LPI note in full. The note bore interest at a rate of 10% per year, payable quarterly and in arrears. In 2007 and 2008, the Company recorded interest expense on the LPI note of $331,000 and zero respectively, under discontinued operations in the consolidated statements of operations.

In June 2006, the Company entered into a software maintenance agreement under which $90,000 was financed with a vendor. This amount was payable in four quarterly installments beginning in July 2006. The note was paid in full in June 2007.

In September 2006, the Company entered into a Loan and Security Agreement with ORIX Venture Finance, LLC (“Orix”), which was amended in February 2007, May 2007 and June 2007 (the “Loan Agreement”). Pursuant to the Loan Agreement, the Company borrowed $7,500,000 as a term loan and $3,000,000 as a 24-month revolving loan in September 2006. The borrowings under the line of credit were limited to the lesser of $3,000,000, which the Company had already drawn down, or 85% of qualifying accounts receivable. The term loan was payable in 48 consecutive monthly installments of principal beginning on November 1, 2006, together with interest at an initial rate of prime plus 3%. The term loan provided for a prepayment fee equal to 5% of the amount prepaid in connection with any prepayment made prior to September 27, 2007. The revolving loan bore interest at a rate of prime plus 1%. The loans were secured by substantially all of the assets of the Company and all of the outstanding capital stock of all subsidiaries of the Company, except for the assets and capital stock of SpecPub, Inc., which were pledged as security for the LPI note. In connection with the term loan agreement, the Company issued Orix a 7-year warrant to purchase up to 12,000 shares of the common stock of the Company at an exercise price of $37.40. The warrant vested immediately, had a fair value of approximately $445,000 as of the date of issuance and will expire on September 28, 2013. The value of the warrant was recorded as a discount of the principal amount of the term loan and was accreted and recognized as additional interest expense using the effective interest method over the life of the term loan.

The Company and Orix entered into a waiver and amendment to the Loan Agreement in May 2007 (the “May Waiver”), pursuant to which Orix waived defaults associated with the Company’s failure to meet certain financial tests and liquidity covenants. In consideration of the May Waiver, the Company, in addition to other commitments, agreed to maintain certain minimum cash balances, increase the interest rate on the term loan to prime plus 5% and committed to raise at least $15.0 million in new equity or subordinated debt. At that time, the Company also agreed to apply at least $3.0 million of the proceeds from that transaction to pay down the term loan. As part of the amendment in June 2007, the Company and Orix agreed to modify the requirement in the May Waiver for the commitment to raise new equity or subordinated debt to be for gross proceeds of at least $25.0 million, which could be completed in one or more closings, with the first closing for not less than $4.2 million in proceeds, if applicable, occurring no later than July 10, 2007, and the entire financing being completed no later than September 30, 2007. In addition, Orix consented to, among other things, certain limited prepayments with respect to the Company’s other indebtedness in the event of the first closing and prior to the completion of the entire financing. Orix also agreed to defer the payment of principal installments due on July 1, August 1 and September 1 with respect to its term loan for a deferral fee of $0.2 million. In July 2007, the Company completed a private placement financing with a group of investors for approximately $26.2 million in gross proceeds from the sale of approximately 2.3 million shares of the Company’s common stock and used a portion of the proceeds to repay, in full, the LPI note, the Orix term loan, the Orix revolving loan, the deferral fee and $0.3 million in prepayment fees. As a result of the payment of the loans, the Company accelerated the accretion of the loan discount.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 —	Commitments and Contingencies

Operating Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through December 31, 2012. The Company recognizes rent expense on a straight-line basis over the lease period. Rent expense under the Company’s operating leases in 2007 and 2008, was $1,382,000 and $1,385,000, respectively.

Future minimum payments under noncancelable operating lease agreements are as follows (in thousands):

Year Ending December 31,	Operating Leases

2009	$2,463
2010	2,386
2011	2,392
2012	572

$7,813

Capital Leases

As of December 31, 2008, the future minimum lease payments under noncancelable capital leases are as follows (in thousands):

Year Ending December 31,	Capital Leases

2009	$733
2010	272
2011	58

Total minimum lease payments	1,063
Less: Amount representing interest	(183)

Present value of capital lease obligations	880
Less: Current portion	(763)

Long-term portion of capital lease obligations	$117

As of December 31, 2007 and 2008, the Company held property and equipment under capital leases with a cost of $3,592,000 and $3,045,000, respectively. The accumulated amortization on these assets was $2,130,000 and $2,507,000 as of December 31, 2007 and 2008, respectively. Capital leases related to the Company’s Publishing business have been reported in discontinued operations as more fully described in Note 12 “Discontinued Operations”.

Co-location Facility Agreement

The Company has co-location facility agreements with two third-party service providers which provide space for the Company’s network servers and committed levels of telecommunications bandwidth. The Company pays a minimum monthly fee of $34,000 for these services. In the event that bandwidth exceeds an allowed variance from committed levels, the Company pays for additional bandwidth at a set monthly rate. Future total minimum payments under these agreements are $417,000 for 2009.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Contingencies

The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings, arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the Internet industry.

Note 7 —	Stockholders’ Equity

Stockholder Rights Plan

On January 4, 2007, the board of directors approved the adoption of a Stockholder Rights Plan (the “Rights Plan”). Terms of the Rights Plan provide for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.001 per share (the “Common Shares”), of the Company. The dividend was paid on January 31, 2007 to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the “Preferred Shares”), at a price of $30 per one one-thousandth of a Preferred Share, subject to adjustment. Each one one-thousandth of a share of Preferred Shares has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Common Share. The rights expire on January 4, 2017.

Preferred Stock

The Company has 5.0 million shares of preferred stock authorized with a par value of $0.001 per share, of which 100,000 shares are designated as Series A Junior Participating Preferred Stock. The Company had no preferred shares issued and outstanding at December 31, 2007 and 2008.

Equity Financing

In July 2007, the Company closed its private placement financing with a group of accredited and institutional investors. The Company received an aggregate of approximately $26.2 million in gross proceeds from the sale of approximately 2.3 million shares of its common stock at a price of $11.50 per share (the “Private Placement”). The Company realized net proceeds of approximately $24.0 million from the Private Placement after deducting fees payable to the placement agent and other transaction costs. The Company used a portion of the proceeds to repay, in full, its indebtedness obligations under the LPI note, as well as its obligations under loans from Orix. In August 2007, the Company filed a registration statement on Form S-3 with the SEC pursuant to which it registered for re-sale the shares sold in the Private Placement.

Warrants

In connection with the term loan agreement with Orix (see Note 5), the Company issued Orix a 7-year warrant to purchase up to 12,000 shares of the common stock of the Company at an exercise price of $37.40. The warrant vested immediately, had a fair value of approximately $445,000 as of the date of issuance and will expire on September 28, 2013. The value of the warrant was recorded as a discount of the principal amount of the term loan. This discount was recognized as additional interest expense using the effective interest method over the life of the term loan, which was paid in full in July 2007. As a result of the payment of the term loan, the Company accelerated the accretion of the loan discount.

In May 2007, the Company retained Allen & Company LLC (“Allen”) as a financial advisor for a period of three years with respect to various matters. In consideration for Allen’s services, the Company issued a warrant to Allen to purchase 75,000 shares of the Company’s common stock at $16.90 per share, subject to certain anti-dilution provisions. The warrant vested immediately with respect to 37,500 shares and will vest with respect to 25,000 additional shares on the first anniversary of the date of issuance, with the remaining 12,500 shares vesting on the

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

second anniversary of the date of issuance. The Company valued the warrant which vested on issuance at $485,000. The value of the remaining warrant was reassessed quarterly until canceled in January 2008.

In January 2008, the Company retained Allen & Company LLC (“Allen”) to assist the Company in evaluating strategic alternatives, including a possible sale of the Company. In connection with the engagement, in addition to certain fees payable to Allen in the event of a successful transaction, the Company issued to Allen a ten-year warrant to purchase up to 75,000 shares of the Company’s common stock at an exercise price of $6.20 per share, subject to certain customary adjustments. The warrant vested immediately with respect to 37,500 shares and vested with respect to 25,000 additional shares on May 14, 2008, with the remaining 12,500 shares vesting on May 14, 2009, provided that Allen’s engagement has not been terminated prior to such vesting date. In addition, the vesting will accelerate in full in the event of a change of control of the Company. In connection with the issuance of this warrant, Allen surrendered for cancellation the 75,000 share warrant previously issued to it in May 2007. The Company valued the portion of the warrant which vested on issuance at $228,000 and the portion of the warrant which vested on May 14, 2008 at $44,000 by using the Black-Scholes option pricing model with an expected volatility factor of 146.1%, risk-free interest rate of 3.39%, no dividend yield and the contractual life of ten years. The value of the remaining unvested portion of the warrant is reassessed quarterly until vested in May 2009. The warrant expires in January 2018. The Company recorded $185,000 and $310,000 during, 2007 and 2008, respectively, of non-cash services expense associated with these warrants to Allen.

In January 2009, the Company canceled and replaced the January 2008 warrant to Allen as more fully described in Note 13 “Subsequent Events”.

Note 8 —	Stock-Based Plans

Stock Option Plans

In December 1997, the Company adopted the 1997 Stock Plan and in April 2001, the Company assumed the PlanetOut Corporation 1996 Stock Option Plan and PlanetOut Corporation (“POC”) 1996 Equity Incentive Plan (as part of the acquisition of POC). In January 2002, the Company adopted the PlanetOut Partners, Inc. 2001 Equity Incentive Plan. In April 2004, the Company adopted the 2004 Equity Incentive Plan and the 2004 Executive Officers and Directors Equity Incentive Plan (hereinafter collectively referred as the “Plans”). All of the plans, except for the 2004 Equity Incentive Plan, terminated upon the closing of the initial public offering (“IPO”), which does not affect the awards outstanding under those plans. The 2004 Equity Incentive Plan provides for the granting of stock options, stock purchase rights, stock bonus awards, restricted stock awards, restricted stock units, stock appreciation rights, phantom stock rights, and other similar equity based awards to employees, outside directors and consultants of the Company. Options granted under the Plans may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees and nonqualified stock options (“NSO”) may be granted to Company employees and consultants. As of December 31, 2008, the Company has reserved an aggregate of 208,000 shares of common stock for issuance under the 2004 Equity Incentive Plan and other plans.

No further awards may be granted under any of the plans, except for the 2004 Equity Incentive Plan. Options under the 2004 Equity Incentive Plan may be granted for periods of up to ten years and as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the value of the shares on the date of grant; and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options granted under the Plans are generally exercisable at the date of grant with unvested shares subject to repurchase by the Company. To date, options outstanding under the Plans generally vest over two to four years.

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of common stock option activity (in thousands, except per share amounts):

		Options Outstanding		Weighted
			Weighted-	Average
	Shares		Average	Remaining	Aggregate
	Available	Number of	Exercise	Contractual Term	Intrinsic
	for Grant	Shares	Price	(in Years)	Value

Balances at December 31, 2006	99	175	47.72
Additional shares reserved	55	—	—
Restricted stock granted	(48)	—	—
Options exercised	—	(14)	4.60
Options cancelled	15	(32)	81.30

Balances at December 31, 2007	121	129	45.00
Additional shares reserved	55	—	—
Restricted stock granted	(1)	—	—
Options exercised	—	—	—
Options cancelled	11	(107)	37.57

Balances at December 31, 2008	186	22	$73.66	5.2	$—

Vested and expected to vest at December 31, 2008		22	$73.66	5.2	$—

Options exercisable at December 31, 2008		22	$73.65	5.2	$—

Certain common stock option holders have the right to exercise unvested options subject to a repurchase right held by the Company, which generally lapses ratably over four years, at the original exercise price in the event of voluntary or involuntary termination of employment of the stockholder.

The following table summarizes information about common stock options outstanding and exercisable as of December 31, 2008 (in thousands, except years and per share amounts):

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price	Shares	Life (Years)	Price	Shares	Price

$0.00 - $14.66	2	3.9	$5.50	2	$5.50
$14.67 - $29.32	3	0.7	22.60	3	22.60
$29.32 - $58.64	1	3.3	40.70	1	40.70
$58.65 - $73.30	1	6.4	70.70	1	70.70
$73.31 - $87.96	7	6.5	82.92	7	82.92
$87.97 - $117.28	6	5.6	94.50	6	94.50
$117.29 - $146.30	2	4.1	132.40	2	132.40

	22	5.2	$73.66	22	$73.65

As of December 31, 2007, the Company had 129,000 common stock options exercisable and outstanding with a weighted average exercise price of $44.89 per share, respectively.

All options granted were intended to be exercisable at a price per share not less than the fair market value of the shares of the Company’s stock underlying those options on their respective dates of grant. The Company’s Board of

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Directors determined these fair market values in good faith based on the best information available to the Board and the Company’s management at the time of grant.

Restricted Stock Grants

The Company grants restricted stock to employees and non-employee directors under the 2004 Equity Incentive Plan (the “Plan”). Restricted stock grants issued under the Plan generally vest in one to four years but are considered outstanding at the time of grant, as the stockholders are entitled to dividends and voting rights. The Company records compensation expense for restricted stock grants based on the quoted market price of the Company’s stock at the grant date and amortizes the expense over the vesting period. During the years ended December 31, 2007 and 2008, the Company recorded approximately $713,000 and $456,000 of compensation expense related to restricted stock grants, respectively.

A summary of the status of and changes in the Company’s unvested shares of restricted stock related to its equity incentive plans is presented below (in thousands, except per share amounts):

		Weighted Average
		Grant-Date
	Shares	Fair Value

Unvested at December 31, 2006	21	$63.70
Granted	48	17.13
Vested	(16)	46.89
Forfeited	(4)	52.44

Unvested at December 31, 2007	49	24.17
Granted	2	3.18
Vested	(20)	23.62
Forfeited	(2)	24.00

Unvested at December 31, 2008	29	23.55

Stock-Based Compensation

FAS 123R requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. During the years ended December 31, 2007 and 2008, the Company has not recognized a material amount of excess tax benefits for deductions of disqualifying dispositions of such options.

The Company’s computation of expected volatility is based on a combination of historical and market-based implied volatility from other equities comparable to the Company’s stock at the time of the grants. The Company’s computation of expected life is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

Option Cancellation and Regrant Program

In January 2002, the Company implemented an Option Cancellation and Regrant Program (the “Program”). The Program offered then current Company employees the opportunity to cancel certain common stock options with an exercise price in excess of $11.00 per share, in exchange for the Company’s promise to grant replacement common stock options in August 2002 at an exercise price equal to the fair value of the common stock on the grant date. The number of new common stock options would be at least equal to the common stock options cancelled. The

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Program resulted in the cancellation of 41,800 common stock options at a weighted-average exercise price of $106.70 per share and the grant, and on August 23, 2002, the grant of 152,400 common stock options at an exercise price of $4.40 per share.

Additionally, in January 2002, the Company issued to the participants of the Program, an aggregate of 23,900 Series D options at an exercise price of $40.70 per share. Of the total Series D options, a total of 15,500 Series D options (the “Replacement Awards”) are subject to variable plan accounting, as they were granted within 6 months and one day from the cancellation date of the original awards, as defined by FIN 44. Under FIN 44, the Company will remeasure the intrinsic value of the Replacement Awards until such options are exercised, forfeited or expire. Subsequently, in August 2003, a total of 9,300 Series D options were exercised. The Company recorded stock-based compensation benefits related to the Replacement Awards of $20,000 and zero in 2007 and 2008, respectively.

Note 9 —	Defined Contribution Plan

The Company maintains a defined contribution plan in the United States, which qualifies as a tax deferred savings plan under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible U.S. employees may contribute a percentage of their pre-tax compensation, subject to certain IRC limitations. The Plan provides for employer matching contributions to be made at the discretion of the Board of Directors. Employer matching contributions were $193,000 and $167,000 for 2007 and 2008, respectively.

Note 10 —	Restructuring

In July 2007, the board of directors of the Company adopted and approved a reorganization plan to further align the Company’s resources with its strategic business objectives. As part of the plan, the Company closed its international offices located in Buenos Aires and London in order to streamline the Company’s business operations and reduce expenses. The reorganization, along with other organizational changes, reduced the Company’s total workforce by approximately 15%. Restructuring costs of approximately $581,000, primarily related to employee severance benefits of approximately $451,000 and facilities consolidation expenses of approximately $130,000, were recorded during the three months ended September 30, 2007. During the fourth quarter of 2007, the Company recorded an adjustment to increase the cost of severance benefits by approximately $49,000. The Company completed this restructuring in the fourth quarter of 2007.

Note 11 —	Income Taxes

The provision (benefit) for income taxes is $(6,000) and zero in 2007 and 2008, respectively. The Company’s effective tax rate differs from the federal statutory rate, primarily due to increases in the deferred income tax valuation allowance.

The following is a reconciliation of the difference between the applicable federal statutory rate and the actual provision for income taxes as a percentage of income (loss) before income taxes:

	Year Ended December 31,
	2007	2008

Provision at statutory rate	34.00%	34.00%
State taxes, net of federal benefit	—	—
Permanent differences	(0.09)	(12.31)
Change in valuation allowance	(34.03)	(21.68)
Other	0.13	(0.01)

Net tax provision	0.01%	—%

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of temporary differences which give rise to deferred taxes are (in thousands):

	Year Ended December 31,
	2007	2008

Deferred tax assets:
Net operating loss carryforwards	$24,502	$37,172
Accruals, depreciation and amortization	12,147	1,667
Other	(632)	913

	36,017	39,752
Less: Valuation allowance	(36,017)	(39,752)

	$—	$—

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a full valuation allowance against its net deferred tax assets. The valuation increased by $20,800,000 and $3,735,000 in 2007 and 2008, respectively.

As of December 31, 2008, the Company had net operating loss carryforwards of $106,332,000 and $82,516,000 for federal and state net operating loss carryforwards, available to offset future taxable income which expire in varying amounts beginning in 2014 and 2010, respectively.

The availability of the net operating losses to offset future taxable income may be limited as a result of potential ownership changes in prior years, pursuant to Internal Revenue Code (the “Code”) Section 382. In addition, utilization of the net operating loss carryforwards would also be subject to an annual usage limitation as determined under Section 382 of the Code. Net operating loss limitations under Section 382 may significantly impact the timing and amount of future income tax obligations, if any.

Note 12 —	Discontinued Operations

In an effort to simplify the Company’s business model, the Company discontinued its Travel and Events businesses during 2007. In March 2007, the Company sold its membership interest in DSW, a joint venture, to the minority interest partner. In December 2007, the Company sold substantially all of the assets of RSVP.

In August 2008, the Company completed the sale of its Publishing business, which included substantially all the assets of LPI and SpecPub, to Regent Entertainment Media Inc. (“Regent Entertainment”) the designee of Regent Releasing, L.L.C. (“Regent”), an affiliate of Here Networks. The sale was accomplished pursuant to a Put/Call Agreement between Regent, Regent Entertainment, PlanetOut, LPI and SpecPub, pursuant to which PlanetOut put the assets to Regent Entertainment on August 13, 2008, and a Marketing Agreement between Regent and PlanetOut. These agreements include cash payments of $6.5 million made between April 30, 2008 and September 15, 2008 by Regent and Regent Entertainment, the assumption of the majority of the operating liabilities of the Company’s Publishing business by Regent Entertainment, and the agreement of the Company to provide marketing and advertising for Regent Entertainment’s films and other products across the Company’s online and, prior to closing of the Put/Call, print platforms and publications, and at the Company’s events from May 2008 through March 31, 2009. During the three months ended September 30, 2008, the Company recorded a net loss on sale of discontinued operations of $0.1 million related to the sale of its Publishing business, which included $0.8 million of estimated direct costs incurred in connection with the sale. In estimating net loss on sale, management relied on a number of other estimates including estimates of the amounts attributable to the consummation of this sale transaction. Accordingly, the Company may revise its estimate of the net loss on sale of its Publishing business.

As a result of the sale of the Company’s interest in DSW, the sale of substantially all the assets of RSVP, the sale of substantially all of the assets of LPI and SpecPub and the Company’s decision to exit its Publishing and

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Travel and Events businesses, the Company has reported the results of operations and financial position of RSVP, DSW, LPI and SpecPub as discontinued operations within the condensed consolidated financial statements for the years ended December 31, 2007 and 2008 in accordance with FAS 144. The Company has reported the financial position of LPI and SpecPub as assets and liabilities of discontinued operations on the condensed consolidated balance sheet as of December 31, 2007. In addition, the Company has segregated the cash flow activity of RSVP, DSW, LPI and SpecPub from the condensed consolidated statements of cash flows for years ended December 31, 2007 and 2008. The results of operations of RSVP and DSW were previously reported and included in the results of operations and financial position of the Company’s Travel and Events segment. The results of operations of LPI and SpecPub were previously reported and included in the results of operations and financial position of the Company’s Publishing segment.

As a result of the agreement to sell LPI, the Company reduced the net carrying value of the LPI reporting unit by $2.0 million in the three months ended March 31, 2008 to the estimated amount attributable to the sale of this reporting unit. As a result of the agreement to sell SpecPub, the Company reduced the net carrying value of the SpecPub reporting unit by $4.3 million in the three months ended March 31, 2008 to the estimated amount attributable to the sale of this reporting unit. These reductions in carrying value are reflected in impairment of goodwill and intangible assets in the results of discontinued operations. The Company reviewed the net carrying values of its LPI and SpecPub reporting units at August 13, 2008, the closing date for the sale, and deemed that no impairment had occurred subsequent to March 31, 2008. In estimating the reduction in carrying value of these reporting units, management relied on a number of estimates in calculating the amounts attributable to the consummation of this sale transaction.

Restructuring costs of approximately $19,000, consisting of termination benefits related to the Company’s Travel and Events business, were recorded in discontinued operations during the three months ended September 30, 2007. Restructuring costs of approximately $892,000, consisting of termination benefits of approximately $351,000 and contract termination expenses of approximately $541,000 related to the Company’s Publishing business, were recorded in discontinued operations during the three months ended September 30, 2008.

The results of discontinued operations for the years ended December 31, 2007 and 2008 were as follows (in thousands):

	Year Ended December 31, 2007
	LPI	SpecPub	RSVP	DSW	Total

Total revenue	$20,249	$6,803	$17,033	$2	$44,087
Operating costs and expenses:
Cost of revenue	13,835	4,629	18,737	—	37,201
Sales and marketing	5,514	1,561	1,525	37	8,637
General and administrative	3,118	571	262	1	3,952
Restructuring	—	—	19	—	19
Depreciation and amortization	1,015	253	286	—	1,554
Impairment of goodwill and intangible assets	20,099	5,400	4,400	—	29,899

Total operating costs and expenses	43,581	12,414	25,229	38	81,262

Loss from operations	(23,332)	(5,611)	(8,196)	(36)	(37,175)
Other income (expense), net	(241)	(103)	25	—	(319)

Loss from discontinued operations	$(23,573)	$(5,714)	$(8,171)	$(36)	$(37,494)

PlanetOut Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended December 31, 2008
	LPI	SpecPub	RSVP	Total

Total revenue	$12,569	$2,885	$—	$15,454
Operating costs and expenses:
Cost of revenue	9,213	2,282	(23)	11,472
Sales and marketing	3,346	686	(21)	4,011
General and administrative	1,621	211	10	1,842
Restructuring	1,132	97	—	1,229
Depreciation and amortization	327	31	—	358
Impairment of goodwill and intangible assets	1,978	4,294	—	6,272

Total operating costs and expenses	17,617	7,601	(34)	25,184

Income (loss) from operations	(5,048)	(4,716)	34	(9,730)
Other income (expense), net	(15)	1	—	(14)

Income (loss) from discontinued operations	(5,063)	(4,715)	34	(9,744)
Gain (loss) on sale of discontinued operations	(787)	651	—	(136)

Income (loss) from and gain (loss) on sale of discontinued operations	$(5,850)	$(4,064)	$34	$(9,880)

The current and non-current assets and liabilities of discontinued operations were as follows (in thousands):

	December 31, 2007
	LPI	SpecPub	Total

Current assets of discontinued operations:
Accounts receivable	$3,189	$977	$4,166
Inventory	1,113	314	1,427
Prepaid expenses and other current assets	1,251	504	1,755

	$5,553	$1,795	$7,348

Long-term assets of discontinued operations:
Property and equipment, net	$620	$54	$674
Goodwill	1,427	2,708	4,135
Intangible assets, net	1,870	2,567	4,437
Other assets	58	51	109

	$3,975	$5,380	$9,355

Current liabilities of discontinued operations:
Accounts payable	$495	$73	$568
Accrued expenses and other liabilities	603	161	764
Deferred revenue, current portion	1,717	1,434	3,151
Capital lease obligations, current portion	23	7	30

	$2,838	$1,675	$4,513

Long-term liabilities of discontinued operations:
Deferred revenue, less current portion	$1,089	$578	$1,667
Capital lease obligations, less current portion	104	24	128
Deferred rent, less current portion	157	178	335

	$1,350	$780	$2,130

Note 13 —	Subsequent Events

Proposed Business Combination

On January 8, 2009, the Company signed a definitive agreement to combine with Here Networks LLC and Regent Entertainment Media Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”) and will be effected through a contribution by the owners of Here Networks and Regent Entertainment Media of those businesses and an estimate of $4.7 million of cash into Here Media, a newly formed holding company. PlanetOut will concurrently be merged with a wholly owned subsidiary of Here Media. Following the contribution and the merger, all three companies will be subsidiaries of Here Media.

Under the terms of the agreement, PlanetOut stockholders will receive one share of Here Media common stock, together with one share of Here Media special stock, for each share of PlanetOut stock that the stockholder owns immediately prior to the effective time of the merger, which will result in the former PlanetOut stockholders owning approximately 20% of Here Media’s common stock and 100% of its outstanding special stock. The owners of Here Networks and Regent Entertainment Media will receive that number of shares of Here Media’s common stock such that they will own approximately 80% of Here Media’s common stock following the merger and the contributions. The special stock is being issued to provide a limited form of downside protection in the event of a liquidation, dissolution or winding up of Here Media or a sale of Here Media for cash or publicly tradable within four years after the merger and in which the holders of Here Media common stock would, but for the effect of the special stock, receive less than $4.00 per share. If the proposed business combination is not completed due to certain contingencies, the Company may owe a termination fee of $0.5 million to the owners of Here Networks and Regent Entertainment Media.

Issuance of Warrant

In January 2008, the Company announced that it retained Allen & Company, LLC (“Allen”) to assist the Company in evaluating strategic alternatives. On January 8, 2009, the Company issued to Allen a ten-year warrant to purchase up to 75,000 shares of the Company’s common stock at an exercise price of $0.69 per share, subject to certain customary adjustments. The warrant vested immediately with respect to 62,500 shares, with the remaining 12,500 shares vesting on May 14, 2009, provided that Allen’s engagement has not been terminated prior to such vesting dates. In addition, the vesting will accelerate in full in the event of a change of control of the Company. In connection with the issuance of this warrant, Allen agreed to surrender for cancellation the 75,000 share warrant previously issued to it in January 2008. The warrant was issued in reliance on an exemption pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Restructuring

On January 16, 2009, the Company reduced its workforce by approximately 33%, including its Chief Technology Officer to reduce costs and manage operating expenses. In connection with this reduction in its workforce, the Company expects to incur costs related to employee severance benefits of approximately $0.5 million.

Change in Executive Officers

On March 2, 2009, the Board of Directors appointed Daniel E. Steimle, then the Company’s interim Chief Financial Officer, as the Company’s Chief Executive Officer and Chief Financial Officer, effective March 3, 2009.

Mr. Steimle will receive no additional compensation for his appointment as Chief Executive Officer and Chief Financial Officer. The Company will continue to obtain the services of Mr. Steimle through an agreement with an executive services firm, pursuant to which such firm will receive specified consideration as Mr. Steimle performs services.

On March 2, 2009, Karen Magee, then the Company’s Chief Executive Officer, announced that she would resign her position as Chief Executive Officer, effective March 3, 2009. As a result of her resignation, Ms. Magee is entitled to receive certain severance benefits in accordance with the terms of her employment agreement with the Company. Ms. Magee concurrently resigned her position on the Company’s Board of Directors, also effective March 3, 2009.

Report of Independent Registered Public Accounting Firm

To the Members
Here! Networks LLC

We have audited the accompanying balance sheets of Here! Networks LLC as of December 31, 2007 and 2008, and the related statements of operations, member’s deficit and cash flows for the years ended December 31, 2007 and 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Here! Networks, LLC as of December 31, 2007 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/  Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Los Angeles, California
March 4, 2009

HERE NETWORKS LLC

BALANCE SHEETS
DECEMBER 31

	2007	2008

ASSETS
CASH AND CASH EQUIVALENTS	26,340	2,202,291
TRADE RECEIVABLES AND OTHER RECEIVABLES	361,699	449,681
PROGRAM BROADCASTING RIGHTS, NET	12,521,701	12,722,877
PREPAID AND OTHER ASSETS	193,203	260,493
DUE FROM RELATED PARTIES	0	572,192
PROPERTY AND EQUIPMENT	224,161	132,889
INVESTMENT IN UNCONSOLIDATED SUBSIDIARY	0	125,000

TOTAL ASSETS	13,327,104	16,465,423

LIABILITIES
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,430,162	1,060,199
FILM OBLIGATIONS	183,000	116,231
FILM OBLIGATIONS — RELATED PARTIES	7,536,500	10,766,500
DUE TO RELATED PARTIES	948,321	0

TOTAL LIABILITIES	10,097,983	11,942,930

MEMBER’S EQUITY AND ACCUMULATED DEFICIT
MEMBER’S CONTRIBUTION	32,478,785	32,478,785
ACCUMULATED DEFICIT	(29,249,664)	(27,956,292)

TOTAL MEMBER’S EQUITY	3,229,121	4,522,493

TOTAL LIABILITIES AND MEMBER’S EQUITY	13,327,104	16,465,423

HERE NETWORKS LLC

STATEMENTS OF MEMBER’S EQUITY
DECEMBER 31

	2007	2008

MEMBER’S EQUITY:
BALANCE, BEGINNING OF YEAR	1,000	32,478,785
MEMBER’S CONTRIBUTION	32,477,785	0
BALANCE, END OF YEAR	32,478,785	32,478,785

ACCUMULATED DEFICIT:
BALANCE, BEGINNING OF YEAR	(16,504,369)	(29,249,664)
NET INCOME/(LOSS)	(12,745,295)	1,293,372
BALANCE, END OF YEAR	(29,249,664)	(27,956,292)

TOTAL MEMBER’S EQUITY	3,229,121	4,522,493

HERE NETWORKS LLC

INCOME STATEMENTS
YEARS ENDED DECEMBER 31

	2007	2008

REVENUE
SUBSCRIPTION	1,716,963	2,356,759
TRANSACTION — VOD	768,759	71,504
PUBLICITY AND MARKETING — RELATED PARTY	0	11,190,652
OTHER	15,329	96,328

TOTAL REVENUE	2,501,051	13,715,243
EXPENSES
COST OF REVENUE	6,558,095	5,954,456
DISTRIBUTION AND MARKETING	2,131,643	979,341
GENERAL AND ADMINISTRATIVE EXPENSES	4,862,414	5,470,411

TOTAL EXPENSES	13,552,152	12,404,208

(LOSS)/INCOME FROM OPERATIONS	(11,051,101)	1,311,035

OTHER INCOME AND EXPENSES
INTEREST	(1,692,231)	0

(LOSS)/INCOME BEFORE TAXES	(12,743,332)	1,311,035
TAXES	(1,963)	(17,663)

NET (LOSS)/INCOME	(12,745,295)	1,293,372

HERE NETWORKS LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES:
NET (LOSS) / INCOME	(12,745,295)	1,293,372
ADJUSTMENT TO RECONCILE NET INCOME/(LOSS) TO NET CASH (USED) / PROVIDED IN OPERATING ACTIVITIES:
DEPRECIATION	224,100	167,797
PROGRAM AMORTIZATION	4,288,801	4,228,308
ACCOUNTS RECEIVABLE	227,641	(87,982)
PROGRAM BROADCASTING RIGHTS	(4,462,515)	(4,429,483)
PREPAID & OTHER ASSETS	(74,203)	(67,290)
ACCOUNTS PAYABLE	323,296	(265,880)
FILM OBLIGATIONS — RELATED PARTIES	71,380	3,230,000
FILM OBLIGATIONS	148,000	(66,769)
DUE FROM RELATED PARTIES	0	(2,756,179)
OTHER LIABILITIES	249,364	(105,494)

NET CASH (USED) / PROVIDED IN OPERATING ACTIVITIES	(11,749,431)	1,140,400

CASH FLOWS FROM INVESTING ACTIVITIES:
FIXED ASSETS	(20,285)	(75,115)
INVESTMENT IN UNCONSOLIDATED SUBSIDIARY	0	(125,000)

NET CASH USED IN INVESTING ACTIVITIES	(20,285)	(200,115)

CASH FLOWS FROM FINANCING ACTIVITIES
— DUE TO RELATED PARTIES	11,678,928	1,235,666

NET CASH PROVIDED IN FINANCING ACTIVITIES	11,678,928	1,235,666

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(90,788)	2,175,951

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,128	26,340
CASH AND CASH EQUIVALENTS, END OF YEAR	26,340	2,202,291

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID FOR INTEREST	0	0

CASH PAID FOR LLC TAXES	7,002	1,700

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2008

1.	Summary of Significant Accounting Principles

Nature of operations

Here Networks L.L.C. (the “Company”) is a provider of programming services via cable, satellite and internet protocols. The Company offers a wide variety of high quality movies, original series and general entertainment programming targeted to a broad-based gay and lesbian audience via subscription video-on demand (“SVOD”), linear, and transactional video-on-demand (“VOD”) services.

The Company also operates a website, www.heretv.com, which features original shows, podcasts, news, blogs and other entertainment as well as a large library of lesbian, gay, bisexual and transgender (“LGBT”) themed streaming video. The Company recently expanded its online distribution channel by making available on its website an SVOD service that allows subscribers to view video content on their computers. In addition, the Company syndicates free-to-the-user content to internet portals. The Company seeks to grow its revenues from advertising-supported, free-to-user content in the future, though revenues from these services have not been significant to date.

The Company was formed as a Texas limited liability company (“LLC”) on April 29, 2004 when the original members entered into an operating agreement which will continue until dissolved. The Company is wholly-owned by Here Management L.L.C. (“Parent”).

Basis of presentation

In accordance with SOP 00-2, the Company presents an unclassified balance sheet. The Company also accounts for its investment in OUTtv using the cost method of accounting, since the Company does not have the ability to significantly influence the operations of OUTtv.

Management’s use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

Cash and equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Trade and other receivables

Trade receivables are recorded when earned and represent claims against third parties that will be settled in cash. The carrying value of receivables, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due.

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Program broadcasting rights

Program broadcasting rights represent right to programs available for broadcast under program license agreements, and are initially recorded at the beginning of the license period for the amounts of total license fees payable under the license agreements and are charged to operating expense over the license period.

Program broadcasting rights are recorded at the lower of cost, less accumulated amortization, or net realizable value. Program broadcasting rights consist of the non-reimbursable amounts paid by the Company for rights to distribute particular films or film libraries. The Company’s distribution agreements with the producers of the films or programs typically include rights to exploit the films and television programming via most forms of media to the United States and its territories for the duration of the licensing agreement.

The Company offers multiple hours of programming to subscribers each month, refreshing the content by 50% or more on a monthly basis. Accordingly, the Company is unable to attribute the monthly fees earned per subscriber to individual programs or films. Therefore, the Company’s program broadcasting rights are amortized utilizing the straight-line method, generally over the license term. The Company believes that this method provides a reasonable matching of expenses with total estimated revenues over the periods that revenues associated with the films and programs are expected to be realized.

In accordance with SOP 00-2, when certain factors indicate that impairment may exist, the Company tests for impairment under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The carrying value of a long-lived asset held for use is considered impaired when the anticipated discounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset held for use. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company utilizes a discounted cash flows model to estimate the fair value of the film assets. In determining the film assets’ fair value, the company considered key indicators such as the anticipated growth in subscriber level, and the plan for expansion into international territories. The Company also considers cash outflows necessary to generate the film assets’ cash inflows. The Company uses a discount rate that it believes is appropriate to the risk level for film production. Based on the result of discounted cash flows, no impairment loss was recognized during the years ended December 31, 2007 and 2008.

Property and equipment

Property and equipment is stated at cost net of accumulated depreciation. Depreciation is being provided using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Office equipment	3 years
Office furniture	3 years
Trade show furniture and equipment	4 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term, including the option to extend if extension is probable, or the estimated useful lives of the improvements.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property and equipment are retired, sold or otherwise disposed of, the asset’s carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is recognized.

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Related party transactions

The Company and several of its affiliates, including Regent Entertainment Media Inc. (“REM), Regent Studios LLC (“Studios”), Regent Worldwide Sales LLC (“RWS”) and Regent Releasing LLC (“Releasing”), share certain general and administration expenses. Expenses shared by these companies require the use of judgments and estimates in determining the allocation of expenses. Allocation of salary costs among affiliated companies is performed on an individual employee basis and is based upon the proportionate share of each employee’s time dedicated to each company. Non-payroll costs, such as insurance, office rent, utilities, information technology and other office expenses are allocated in proportion to allocated payroll costs. The Company’s management believes the allocation methodology is reasonable and represents management’s best available estimate of actual costs incurred by each company. In addition, the Company has program license agreements with Studios, RWS and Releasing that provide it with a substantial amount of the Company’s programming.

Investment in OUTtv

The Company paid $125,000 for its 25% ownership stake in the holding company that owns a 56% interest in OUTtv (or a 14% effective ownership interest in OUTtv), and accounts for this investment using the cost method of accounting as it does not exercise significant influence over the investment (see Basis of Presentation). As part of this investment, the Company entered into a Programming Service and Intellectual Property agreement which calls for a barter exchange of programming rights deliverable by the Company in exchange for certain amounts of advertising time on OUTtv. Also, OUTtv is obligated to pay $1.00 per month for every 1,000 subscribers over 300,000. The Company deems this barter exchange and the obligation on the subscriber counts as immaterial for the years ended December 31, 2007 and 2008. In addition, in consideration of the Programming Service and Intellectual Property agreement, OUTtv’s holding company is obligated to pay a license fee of $15,000 per month. The license fee payments were deferred until OUTtv or the holding company raises $2 million in a private placement or a public offering. Since the Company is uncertain that OUTtv will raise $2 million, the Company deems that the collectability requirement for revenue recognition is not met, and therefore does not account for this in the financial statements.

Revenue recognition

Revenue from television services is recognized for the month in which programming is broadcast to viewers. The relevant cable or satellite television operator collects the fees from subscribers and pays to the Company its corresponding portion, typically within 90 days of receipt from the customer. Viewership counts are reported monthly by system operators.

Generally, under the terms of the Company’s agreements with the cable, satellite and fiber-optic television operators, the Company is paid based on a percentage of the amount charged to subscribers, video-on-demand or pay-per-view viewers of the relevant cable, satellite or fiber-optic television operator, typically ranging from 40% to 50% of those charges, subject to a negotiated minimum dollar amount per subscriber and to any additional incentives that the Company may offer an operator for carrying its service for a specified period of time. These additional incentives may include the operator effectively retaining the full amount of monthly subscriber fees for a specified period, such as the first three months of a twelve-month period, before fees are paid to the Company. The incentives are recognized as a reduction of revenues.

The Company recognizes revenue on a net basis in accordance with the principles underlying EITF No. 99-19, “Reporting Gross Revenue as a Principal vs. Net as an Agent” on gross versus net revenue reporting. In accordance with EITF No. 99-19, revenue earned from viewers is recorded net of the portion retained by the relevant system operator.

The Company also recognizes revenues from publicity and marketing services provided to Releasing, relating to theatrical motion picture releases. Releasing, a related party, is dedicated to theatrically releasing first rate

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

independent art house films, and thought provoking world cinema. The Company provided the expertise to strategically release these movies, especially to the gay and lesbian community. The Company also provided consultative services for content creation such as the production of movie trailers, behind-the-scenes featurettes, and electronic press kits. The revenue associated with these services is recognized as the services are performed in accordance with SAB 104, “Revenue Recognition”. The Company believes that the amount charged for these services are similar to the amount that would be charged to non-related parties.

Advertising and marketing costs

Exploitation costs including advertising, marketing and trade shows costs for the years ended December 31, 2007 and 2008 totaled $873,957 and $280,832, respectively. These costs are expensed when incurred.

Income taxes

The Company is a limited liability company and has elected to be treated as a partnership for income tax purposes. Accordingly, income taxes are borne by the members, and the Company is subject to state limited liability company fees based on gross revenue.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses and other assets, accounts payable and various accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Recent accounting pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 141R will not have a material impact on the financial position, results of operations or cash flows of the Company.

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 160 will not have a material impact on the financial position, results of operations or cash flows of the Company.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles “FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of ‘Present fairly inconformity with generally accepted accounting principles’ ”. FAS 162 is not expected to have a material impact on the Company’s financial statements.

2.	Trade Receivables and Other Receivables

The Company is carried on all major U.S. cable and satellite systems. The Company generally requires no collateral since its customers are major cable or satellite operators with limited risk. The Company reserves for potential credit losses on customer accounts, when necessary. At December 31, 2007 and 2008, there was no allowance for doubtful accounts needed as historically there have been no losses.

3.	Program Broadcasting Rights

Program broadcasting rights are subject to amortization, and the balances are as follows:

	December 31
	2007	2008

Program broadcasting rights:
— Related parties	$26,329,547	$29,828,051
— Non-related parties	653,000	1,583,980
Less accumulated amortization:
— Related parties	(14,223,801)	(18,044,367)
— Non-related parties	(237,045)	(644,787)

	$12,521,701	$12,722,877

Amortization expense for the years ended December 31, 2007 and 2008 was $4,288,801 and $4,228,308, respectively. During the years ending December 31, 2007 and 2008, the Company had no impairment of program broadcasting rights included in amortization expense.

The estimated aggregate amortization for each of the three succeeding years is $3,863,881 in 2009, $3,523,167 in 2010, and $2,464,660 in 2011.

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

Property and equipment consist of the following:

	December 31
	2007	2008

Computer equipment	$157,561	$212,017
Office equipment	282,937	288,155
Office furniture	64,587	66,080
Trade show furniture and equipment	233,828	233,828
Artwork and posters	3,436	3,436
Leashold improvements	-0-	13,948

	$742,349	$817,464
Less: Accumulated depreciation	(518,188)	(684,575)

Property and equipment, net	$224,161	$132,889

Depreciation expense for the years ended December 31, 2007 and 2008 totaled $224,100 and $167,797, respectively.

5.	Related Party Transactions

Related party revenue

During the year ended December 31, 2008, the Company generated $11,190,652 in revenue from publicity and marketing services provided to Releasing, an affiliated company under common ownership.

Related party payables

At December 31, 2007 and 2008, the Company had outstanding $948,321 of funds due to, and $572,192 of funds due from various companies affiliated through common ownership. The amounts are unsecured, non-interest bearing and due on demand.

At December 31, 2007 and 2008, the Company also had outstanding commitments of $7,536,500 and $10,766,500 in programming license fees payable to Studios and RWS, respectively. The license fees payable pertain to license rights for films and TV programs. Studios is an affiliate of the Company and is primarily involved in developing, financing, producing and licensing of motion pictures for exhibition in various media platforms. RWS is also an affiliate of the Company and is primarily involved in international sales and distribution of motion pictures.

The total amount of programming purchased from related parties amounted to $4,120,444 and $3,530,000 for the years ended December 31, 2007 and 2008, respectively. The total amount of programming payments to related parties amounted to $408,500 and $361,610 for the years ended December 31, 2007 and 2008, respectively.

Related party notes payable

In 2007, Pacific Films Management LLC (“PFM”), Regent Entertainment Partnership, L.P. (“REPLP”) and Studios, affiliated companies under common ownership, agreed to lend up to $10.0 million, $3.0 million, and $10.0 million, respectively ($23.0 million combined), to the Company. PFM manages film investment and production entities in Hawaii that utilize the investment tax credits offered by the State of Hawaii. REPLP is the parent company of Releasing that releases high quality independent films to theater venues throughout the United States. Advances on the loan commitments bear interest at the rate of 8% per annum and are due and payable on March 31, 2009. The Company also had a $10.0 million credit line from WEH L.L.C. (“WEH”), an affiliated

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

company under common ownership. Advances on the loan commitments bear interest at 10% per annum and are due and payable on December 31, 2010. The loan agreements provide that upon the sale of all or part of the equity of the Company the outstanding loan balances may, at the lenders’ option, be converted into equity of the Company. These notes are collectively referred to as the “Prior Notes”.

In December 2007, WEH, REPLP, and PFM, agreed to replace and supersede their Prior Notes and increased their credit lines to the Company to $20.0 million, $5.0 million, and $20.0 million, respectively ($45.0 million combined). Advances on the credit lines bear interest at the rate of 10% per annum and are due and payable on December 31, 2009. The loan agreements also provide that upon the sale of all or part of the equity of the Company that the outstanding balance may, at the lenders’ option, be converted into equity of the Company.

At December 31, 2007 the balance outstanding on the credit lines totaled $30,895,076, including accrued interest of $836,467. The obligations to repay the amounts due under these promissory notes were transferred to and assumed by Parent and recorded by the Company as a contribution to its member’s equity.

Program broadcasting right

At December 31, 2007 and 2008, the Company’s carrying value for program broadcasting rights licensed on certain motion pictures is: $6,583,661 and $7,348,416, respectively, from Studios; $4,651,141 and $4,234,285, respectively from RWS; and $196,250 and $150,868, respectively, from Releasing.

6.	Concentrations

Revenue increased 448% to $13,715,243 for the year ended December 31, 2008 from the prior year due to revenue of $11,190,652 earned from publicity and marketing services provided to Releasing, an affiliated company.

During the year ended December 31, 2007, the Company generated television subscriber revenues from viewers of five cable and satellite operators amounting to 93% of total revenues. As of December 31, 2007, the amount due from these networks was $348,157, representing 96% of accounts receivable.

During the year ended December 31, 2007, the Company acquired 87% of its programming from Studios, and 4% from Releasing, both affiliated companies.

During the year ended December 31, 2008, the Company generated television subscriber revenues from viewers of six cable and satellite operators amounting to 95% of subscription and transaction revenues. As of December 31, 2008, the amount due from these networks was $439,962, representing 98% of accounts receivable.

During the year ended December 31, 2008, the Company acquired 70% of its programming from Studios, and 9% from Convergent Funding (“Convergent”). Convergent, a wholly owned subsidiary of Releasing, is a special purpose vehicle set up for Releasing’s credit facility.

7.	Commitments

Employee benefit plan

The Company sponsors a 401(k) profit-sharing plan for the benefit of its employees. Employees are permitted to make tax-deferred contributions to the plan up to limits established by the Internal Revenue Service. The Company makes mandatory contributions to the plan. During the years ended December 31, 2007 and 2008, the Company made $114,118 and $73,544, respectively, of contributions to the plan.

Contingencies

In the case of all known contingencies, the Company accrues a liability when the loss is probable and the amount is reasonably estimable. Based on currently available information, the Company believes that it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that

HERE NETWORKS L.L.C.

NOTES TO FINANCIAL STATEMENTS — (Continued)

would have a material adverse impact on the financial statements. As the Company learns new facts concerning contingencies, the Company reassesses its position both with respect to accrued liabilities and other potential exposures.

Operating leases commitments

The Company leases its operating facility and certain broadcasting equipment under a non-cancelable operating lease. This lease was extended on November 20, 2008 to run through November 30, 2010.

The minimum lease commitments remaining under these agreements as of December 31, 2008 are as follows:

Years Ending December 31,

2009	$553,840
2010	$526,240

Total rental expense under all operating leases in effect during the years ended December 31, 2007 and 2008 was $672,000 and $672,080, respectively.

Claims and legal proceedings

The Company is subject to various claims and legal proceedings from time to time that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Employment agreements

The Company has entered into employment agreements with certain senior executives for various terms up to 5 years. Aggregate future commitments under these agreements are as follows for the years ending December 31:

2009	$1,905,132
2010	$764,103
2011	$142,498

8.	Subsequent Events

On January 8, 2009, the Company’s owner entered into a definitive merger agreement regarding a proposed business combination with PlanetOut Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”) and will be effected through a contribution by the owners of the Company and Regent Entertainment Media, Inc., an affiliated company, of those businesses and an estimate of $4.7 million of cash. PlanetOut will concurrently be merged with a wholly owned subsidiary of Here Media. Following the contribution and the merger, all three companies will be subsidiaries of Here Media.

Under the terms of the agreement, PlanetOut stockholders will receive one share of Here Media common stock, together with one share of Here Media special stock, for each share of PlanetOut stock that the stockholder owns immediately prior to the effective time of the merger, which will result in the former PlanetOut stockholders owning 20% of Here Media’s common stock and 100% of its outstanding special stock. The owners of the Company and Regent Entertainment Media will receive that number of shares of Here Media’s common stock such that they will own 80% of Here Media’s common stock following the merger and the contributions. The special stock is being issued to provide a limited form of downside protection in the event of a liquidation, dissolution or winding up, or a sale for cash or publicly tradable within four years after the merger and in which the holders of Here Media common stock would, but for the effect of the special stock received less than $4.00 per share.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Regent Entertainment Media Inc.:

We have audited the accompanying balance sheets of Regent Entertainment Media Inc. as of December 31, 2007 and 2008, and the related statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regent Entertainment Media Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
March 4, 2009

REGENT ENTERTAINMENT MEDIA INC.

BALANCE SHEETS

	December 31,	December 31,
	2007	2008
	(Predecessor)	(Successor)
	(In thousands)

ASSETS
Current assets:
Cash	$415	$328
Accounts receivable, net	3,189	3,399
Inventory	1,113	713
Prepaid expenses and other current assets	1,251	1,158

Total current assets	5,968	5,598
Property and equipment, net	620	886
Goodwill	1,427	—
Intangible assets, net	1,870	430
Other assets	58	161

Total assets	$9,943	$7,075

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$495	$1,443
Accrued expenses and other liabilities	603	931
Deferred revenue, current portion	1,717	1,305
Capital lease obligations, current portion	23	44
Due to related parties	—	1,390

Total current liabilities	2,838	5,113
Deferred revenue, less current portion	1,089	1,319
Capital lease obligations, less current portion	104	92
Deferred rent, less current portion	157	117

Total liabilities	4,188	6,641

Commitments and contingencies (Note 5)
Stockholders’ equity:
Common stock	—	1
Additional paid-in capital	29,185	499
Accumulated deficit	(23,430)	(66)

Total stockholders’ equity	5,755	434

Total liabilities and stockholders’ equity	$9,943	$7,075

REGENT ENTERTAINMENT MEDIA INC.

STATEMENTS OF OPERATIONS

		Interim Period from	Interim Period from
	Year Ended	January 1, 2008 —	August 13, 2008 —
	December 31, 2007	August 12, 2008	December 31, 2008
	(Predecessor)	(Predecessor)	(Successor)
		(In thousands)

Revenue:
Advertising	$14,990	$9,978	$6,357
Subscription	2,927	1,560	889
Transaction	2,332	1,031	560
Publicity and Marketing — Related Party			2,826

Total revenue	20,249	12,569	10,632

Operating costs and expenses:(*)
Cost of revenue	13,063	8,715	5,502
Sales and marketing	5,156	3,121	2,651
General and administrative	4,248	2,306	2,634
Restructuring	—	796	—
Depreciation and amortization	1,015	327	172
Impairment of goodwill and intangible assets	20,099	1,978	—

Total operating costs and expenses	43,581	17,243	10,959

Loss from operations	(23,332)	(4,674)	(327)
Interest expense	(257)	(17)	(6)
Other income, net	16	3	—

Loss before income taxes	(23,573)	(4,688)	(333)
Provision for income taxes	—	—	—

Loss from continuing operations	$(23,573)	$(4,688)	$(333)
Gain from spin-off			284
Loss from discontinued operations			(17)

Net loss	$(23,573)	$(4,688)	$(66)

(*)	Stock-based compensation is allocated as follows (see Note 7):

Cost of revenue	$13	$—	$—
Sales and marketing	7	—	—
General and administrative	28	—	—

Total stock-based compensation	$48	$—	$—

REGENT ENTERTAINMENT MEDIA INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

		Period of	Period of
	Year Ended	January 1, 2008 -	August 13, 2008 -
	December 31, 2007	August 12, 2008	December 31, 2008
	(Predecessor)	(Predecessor)	(Successor)
	(In thousands)	(In thousands)	(In thousands)

Stockholders’ Equity:
Balance of Common Stock, beginning of period	$—	$—	$1
Balance of Paid-In Capital, beginning of period	22,190	29,185	499
Parent-company funding of operations	6,995	1,579

Balance, end of period	29,185	30,764	500

Accumulated deficit:
Balance, beginning of period	143	(23,430)	—
Net loss	(23,573)	(4,688)	(66)

Balance, end of period	(23,430)	(28,118)	(66)

Total stockholders’ equity	$5,755	$2,646	$434

REGENT ENTERTAINMENT MEDIA INC.

STATEMENTS OF CASH FLOWS

		Interim Period from	Interim Period from
	Year Ended	January 1, 2008 —	August 13, 2008 —
	December 31, 2007	August 12, 2008	December 31, 2008
	(Predecessor)	(Predecessor)	(Successor)
	(In thousands)

Cash flows from operating activities:
Net loss from continuing operations	$(23,573)	$(4,688)	$(333)
Net gain from discontinued operations			(13)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,040	327	172
Impairment of goodwill and intangible assets	20,099	1,978	—
Provision for doubtful accounts	175	40	109
Stock-based compensation	48	—	—
Amortization of deferred rent	76	(29)	(11)
Changes in operating assets and liabilities:
Accounts receivable	844	(129)	(598)
Inventory	(276)	164	62
Prepaid expenses and other assets	634	318	(432)
Accounts payable	27	(89)	1,012
Accrued expenses and other liabilities	(230)	619	108
Deferred revenue	(332)	(222)	(40)

Net cash provided by (used in) operating activities of continuing operations	(1,468)	(1,711)	36
Net cash used in operating activities of discontinued operations			(63)

Net cash used in operating activities	(1,468)	(1,711)	(27)

Cash flows from investing activities:
Purchases of property and equipment	(103)	(2)	(144)
Cash for net assets of LPI Media.Inc/Unzipped Media	—	—	—

Net cash provided by (used in) investing activities of continuing operations	(103)	(2)	(144)
Net cash used in investing activities of discontinued operations			(60)

Net cash provided by (used in) investing activities	(103)	(2)	(204)

Cash flows from financing activities:
Parent-company funding of operations	6,779	—	—
Related parties funding of ongoing operations	—	1,391	454
Related parties funding of discontinued operations			123
Principal payments under capital lease obligations and notes payable	(4,853)	(9)	(19)

Net cash provided by financing activities	1,926	1,382	558

Net increase (decrease) in cash	355	(331)	328
Cash, beginning of period	60	415	—

Cash, end of period	$415	$84	$328

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,972	$—	$—

Cash paid for taxes	$—	$—	$—

Supplemental disclosure of noncash flow investing and financing activities:
Property and equipment and related maintenance acquired under capital leases	$92	$—	$—

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS

Note 1 —	The Company and Summary of Significant Accounting Policies

The Company

Regent Entertainment Media Inc. (the “Company”) was incorporated in Delaware in March 2008. The Company is the successor to LPI Media Inc. (“LPI”), substantially all of the assets and liabilities of which were acquired by the Company on August 13, 2008. LPI was a wholly owned subsidiary of Planet Out Inc. (the “Seller”) and is the predecessor entity in these financial statements.

The assets purchased and liabilities assumed by the Company on August 13, 2008 included those of LPI and SpecPub, Inc. The assets and liabilities and business operations of SpecPub, Inc. were transferred from the Company in December 2008 and are reflected as discontinued operations in the financial statement presentation.

The Company is a leading publishing company serving the lesbian, gay, bisexual and transgender, or LGBT, community. The Company’s print media properties include the magazines — The Advocate, Out, The Out Traveler and HIVPlus, among others, and the Alyson books publishing business. The Company also has online media properties, including the LGBT-focused websites Advocate.com and Out.com. The Company also generates revenue from newsstand sales of its various print properties.

LIP LLC (“LIP”), a wholly owned-subsidiary of the Company, was formed as a Delaware limited liability company. The Company’s bank and merchant accounts are currently held under LIP.

Basis of Presentation

The accompanying balance sheet represents cumulative entries from January 1, 2008 through August 12, 2008 under the Seller (predecessor) and cumulative entries from August 13, 2008 through December 31, 2008 under the Company (successor) with adjustments made under purchase accounting (see note 2). The accompanying statements of operations, cash flows and changes in stockholders’ equity include the results of operations under the predecessor and the Company for the year ended December 31, 2008.

Reclassifications

Certain reclassifications have been made in the December 31, 2007 financial statements to conform to the current year presentation. These reclassifications did not change the previously reported net loss of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions made by management include, among others, the assessment of collectability of accounts receivable, the determination of the allowance for doubtful accounts, the determination of the reserve for inventory obsolescence, the valuation and useful life of long-lived assets, any impairment of long-lived assets such as goodwill and intangible assets and the valuation of any deferred tax asset balances. Actual results could differ from those estimates.

Cash

The Company’s cash is primarily comprised of depository and checking account funds, the fair market value of which approximates cost.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

Carrying amounts of certain of the Company’s financial instruments including cash, accounts receivable, accounts payable and borrowings are carried at cost, which approximate fair value due to their short maturities. The reported amount of borrowings approximates fair value due to the market value interest rate.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. Cash is maintained by financial institutions in the United States and may exceed federally insured limits. Management believes that the financial institutions that hold the Company’s cash are financially credit worthy and, accordingly, minimal credit risk exists with respect to those balances.

The Company’s accounts receivable are derived primarily from advertising customers. The Company performs ongoing credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management’s expectations.

Inventory

Inventory consists of finished goods and books held for sale and materials related to the production of future publications such as editorial and artwork costs, advances on books, paper, other publishing and novelty products and shipping materials. Inventory is stated at the lower of cost or market. Cost is determined using the weighted-average cost method for finished goods available for sale and using the first-in, first-out method for materials related to future production.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight line method over the estimated useful lives of the related assets ranging from three to five years. Leasehold improvements are amortized over the shorter of their economic lives or lease term, generally ranging from two to seven years. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the statement of operations in the period realized.

Goodwill

The Company did not recognize the goodwill previously recorded by the Seller.

The Seller accounted for goodwill using the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142 (“FAS 142”), “Goodwill and Other Intangible Assets.” FAS 142 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests in certain circumstances.

The Seller performed its annual test as of December 1, 2007. The results of Step 1 of the annual goodwill impairment analysis on December 1, 2007 showed that goodwill was not impaired as the estimated market value of its reporting unit exceeded its carrying value, including goodwill. Accordingly, Step 2 was not performed.

During the three months ended March 31, 2008, the Seller determined that a triggering event had occurred in March 2008, primarily due to lower advertising revenue than expected related to the Seller’s advertising sales which the Seller believes resulted in a significant decrease in the trading price of the Seller’s common stock and a corresponding reduction in its market capitalization. As a result of this triggering event, the Seller conducted the first of its goodwill impairment tests and determined that goodwill had been impaired. Accordingly, the Seller conducted the second step of its impairment test to measure the impairment and recorded an estimated impairment

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

charge to goodwill in the amount of $1.4 million in operating expenses of continuing operations during the three months ended March 31, 2008.

Intangible Assets and Other Long-Lived Assets

The Company accounts for identifiable intangible assets and other long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment and disposition of identifiable intangible assets and other long-lived assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. The Company records an impairment charge on intangibles or long-lived assets to be held and used when it determines that the carrying value of these assets may not be recoverable and/or exceed their carrying value. Based on the existence of one or more indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate that it determines to be commensurate with the risk inherent in its business model. These estimates of cash flow require significant judgment based on the Company’s historical results and anticipated results and are subject to many factors.

Revenue Recognition

The Company’s revenue is derived principally from the sale of magazine advertisements, magazine subscriptions, and newsstand sales of its magazines. Deferred magazine subscription revenue results from advance payments for magazine subscriptions received from subscribers and it is amortized on a straight-line basis over the life of the subscription as issues are delivered. The Company provides an estimated reserve for magazine subscription cancellations at the time such subscription revenues are recorded. Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of product placement costs paid to resellers. Estimated returns from newsstand revenues are recorded based upon historical experience.

Magazine advertising revenues are recognized, net of related agency commissions, on the date the magazines are placed on sale at the newsstands. Revenues received for advertisements in magazines to go on sale in future months are classified as deferred advertising revenue.

Transaction revenue generated from the sale of magazines and books held in inventory is recognized when the books are shipped, net of estimated returns. The company also earns transaction services revenue from licensing of their subscriber lists, which is recognized at the time the cash is received. In March 2008, the sale of third party products and services for which the Seller recognized commission revenue ended. The Company no longer sells any third party products or merchandise. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” the revenue earned for facilitating the sale of third party merchandise is reported net of cost as agent. This revenue is reported net due to the fact that although the Company receives the order and collects money from buyer, the Company is under no obligation to make payment to the third party unless payment has been received from the buyer and risk of return is also borne by the third party.

The Company also recognized revenues from publicity and marketing services provided to Regent Releasing LLC (“Releasing”), relating to theatrical motion picture releases. Releasing, a related party, is dedicated to theatrically releasing first rate independent art house films, and thought provoking world cinema. The Company’s marketing employees also provided leadership in the design and planning strategy for these releases, including assisting with marketing plans, press releases and advertising campaigns. The Company supervised the creation and placement of editorial content in its magazines and coordinated the campaign with editorial content of its related websites. The Company also advised on grass roots promotional activities in local media outlets of target markets. The revenues associated with these services are recognized as the services are performed in accordance with SAB 104, “Revenue Recognition”. The Company believes that the amounts charged for these services are similar to the amounts that would be charged to non-related parties.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Advertising

Costs related to advertising and promotion are charged to sales and marketing expense as incurred except for direct-response advertising costs which are amortized over the expected life of the subscription, typically a twelve-month period. Direct-response advertising costs consist primarily of production costs associated with direct-mail promotion of magazine subscriptions. As of December 31, 2007, August 12, 2008, and December 31, 2008, the balance of unamortized direct-response advertising costs was $952,000, $718,000, and $930,000, respectively, and is included in prepaid expenses and other current assets. Total advertising costs for the year ended December 31, 2007 and the interim periods from January 1, 2008 to August 12, 2008 and August 13, 2008 to December 31, 2008 were $2,125,000, $1,125,000, and $1,172,000, respectively.

Sales Returns and Allowances

The Company accrues an estimated amount for sales returns and allowances in the same period that the related revenue is recorded based on historical information, adjusted for current economic trends. To the extent actual returns and allowances vary from the estimated experience, revisions to the allowance may be required. Significant management judgments and estimates are made and used in connection with establishing the sales and allowances reserve in any accounting period. As of December 31, 2007, August 12, 2008, and December 31, 2008, the provision for sales returns and allowances included in accounts receivable, net was $541,000, $439,000, and $519,000, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company determines the adequacy of this allowance by regularly reviewing the composition of its aged accounts receivable and evaluating individual customer receivables, considering (i) the customer’s financial condition, (ii) the customer’s credit history, (iii) current economic conditions and (iv) other known factors. As of December 31, 2007, August 12, 2008, and December 31, 2008, the allowance for doubtful accounts included in accounts receivable, net was $288,000, $220,000, and $191,000, respectively.

Stock-Based Compensation

The Company does not have stock-based compensation expense.

The Seller adopted FAS 123R using the modified prospective method which requires the application of the accounting standard as of January 1, 2006. Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest. Stock-based compensation expense recognized in the statements of operations during the years ended December 31, 2006 and 2007 included compensation expense for stock-based payment awards granted prior to, but not yet vested, as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure (as amended)” (“FAS 148”) and compensation expense for the stock-based payment awards granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with FAS 123R. As stock-based compensation expense recognized in the statements of operations for the year ended December 31, 2007 and the interim period from January 1, 2008 to August 12, 2008, is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. When estimating forfeitures, the Seller considers historic voluntary termination behaviors as well as trends of actual option forfeitures.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Income Taxes

The Company is an S-Corporation and has elected to be treated as a partnership for tax purposes. Accordingly, income taxes are borne by the Company’s stockholders.

The predecessor adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”) on January 1, 2007. The predecessor did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“FAS 141R”). FAS 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. FAS 141R is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 141R will not have a material impact on the financial position, results of operations or cash flows of the Company.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). FAS 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption is prohibited. The adoption of FAS 160 will not have a material impact on the financial position, results of operations or cash flows of the Company.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. FAS 162 is effective 60 days following the SEC’s approval of Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of ’Present fairly inconformity with generally accepted accounting principles”’. FAS 162 is not expected to have a material impact on the Company’s financial statements.

Note 2 —	Acquisition of LPI Media Inc. Assets

The Company’s acquisition of the assets and assumption of certain liabilities of LPI was accomplished through a put/call agreement. In August 2008, upon exercise of its put rights under the agreement, the Seller assigned, transferred, conveyed and delivered to the Company, good and valid title to the assets of LPI and SpecPub, Inc., free of any encumbrances. The Company paid to the Seller an amount in cash equal to $500,000 and assumed certain related liabilities. The assets of SpecPub, Inc. were transferred out of the Company in December 2008, and it has been reflected as a discontinued operation in the financial statement presentation.

In August 2008, the balance sheet of the Company was restated in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, which requires that the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed be recognized as goodwill. If the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity (so-called “negative” goodwill), the excess is required to be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the acquired noncurrent assets. As a result of such allocation of negative goodwill recognized in the Company’s acquisition of LPI, the value assigned to the tradenames intangibles was reduced by $900,000.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

A condensed, unaudited balance sheet reflecting the adjusted value of acquired assets and liabilities assumed as of the date of acquisition are as follows (in thousands):

Total

Accounts receivable, net	$3,385
Inventory	900
Prepaid expenses and other current assets	1,095
Property and equipment, net	820
Intangible assets, net	430

Total assets	6,630

Accounts payable	$530
Accrued expenses and other liabilities	876
Deferred revenue	4,558
Capital lease obligations	38
Deferred rent	128

Total liabilities	6,130

Net assets acquired	$500

Note 3 —	Goodwill and Intangible Assets

Goodwill

The Company did not recognize the goodwill previously recorded by the Seller.

The Seller records as goodwill the excess of the purchase price of net tangible and intangible assets acquired over their estimated fair value. Goodwill is not amortized. In accordance with FAS 142, goodwill is subject to at least an annual assessment for impairment, and between annual tests in certain circumstances, applying a fair-value based test. The Seller conducts its annual impairment test as of December 1 of each year, and between annual tests if a triggering event occurs. During the three months ended June 30, 2007, the Seller determined that a triggering event had occurred in May 2007, primarily due to lower advertising revenue than expected related to the Seller’s advertising sales which the Seller believes resulted in a significant decrease in the trading price of the Seller’s common stock and a corresponding reduction in its market capitalization. As a result of this triggering event, the Seller conducted the first of its goodwill impairment test and determined that goodwill had been impaired. Accordingly, the Seller conducted the second step of its impairment test to measure the impairment and recorded an estimated impairment charge to goodwill in the amount of $15.7 million in operating expenses of continuing operations during the three months ended June 30, 2007.

The Seller performed its annual test as of December 1, 2007. The results of Step 1 of the annual goodwill impairment analysis on December 1, 2007 showed that goodwill was not impaired as the estimated market value of its reporting units exceeded their carrying value, including goodwill. Accordingly, Step 2 was not performed.

During the three months ended March 31, 2008, the Seller determined that a triggering event had occurred in March 2008, primarily due to lower advertising revenue than expected related to the Seller’s advertising sales which the Seller believes resulted in a significant decrease in the trading price of the Seller’s common stock and a corresponding reduction in its market capitalization. As a result of this triggering event, the Seller conducted the first of its goodwill impairment test and determined that goodwill had been impaired. Accordingly, the Seller conducted the second step of its impairment test to measure the impairment and recorded an estimated impairment charge to goodwill in the amount of $1.4 million in operating expenses of continuing operations during the three months ended March 31, 2008.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of changes in the Seller’s and Company’s goodwill during the interim periods from January 1, 2008 through December 31, 2008, is as follows (in thousands):

(Predecessor)	(Predecessor)	(Successor)
Balance as of	March 31,	Balance as of
December 31,	2008	December 31,
2007	Impairment	2008

$1,427	$(1,427)	$—

Intangible Assets

The components of acquired intangible assets are as follows (in thousands):

	(Predecessor)						(Successor)
	Balance as of			(Predecessor)			Balance as of
	December 31, 2007			August 12, 2008			December 31, 2008
	Gross		Net	Gross		Net	Gross		Net
	Carrying	Accum.	Carrying	Carrying	Accum.	Carrying	Carrrying	Accum.	Carrying
	Amount	Amort.	Amount	Amount	Amort.	Amount	Amount	Amort.	Amount

Customer lists and user bases	$1,531	$1,531	$—	$—	$—	$—	$—	$—	$—
Tradenames	1,870	—	1,870	1,319	0	1,319	430	—	430

	$3,401	$1,531	$1,870	$1,319	$0	$1,319	$430	$—	$430

Intangible assets subject to amortization consist of customer lists and user bases with amortization periods of one to six years. During the fourth quarter of 2007, in conjunction with its measurement of goodwill impairment, the Company recorded an impairment charge in operating expenses of continuing operations to its customer lists and user bases, of $1.9 million, as a result of the completion of an independent business valuation of the intangible assets.

In addition, the Company recorded an impairment charge in operating expenses of continuing operations to its tradenames of $2.5 million, as a result of the completion of an independent business valuation of the intangible assets. During the interim period from January 1, 2008 through August 12, 2008, the Seller recorded additional impairment to its tradenames of $551,000, in order to reduce its net carrying value to the amount attributed to its sale to the Company.

On August 13, 2008, the amounts assigned to assets acquired and liabilities assumed by the Company exceeded the allocated cost of the acquired entity. In accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the excess was allocated as a pro rata reduction to the acquired noncurrent assets. As such, the tradenames intangibles balance was reduced by $900,000 to $430,000.

Note 4 —	Other Balance Sheet Components

	December 31,	December 31,
	2007	2008
	(In thousands)	(In thousands)

Accounts receivable:
Trade accounts receivable	$3,948	$4,035
Other accounts receivable	70	74
Less: Allowance for doubtful accounts	(288)	(191)
Less: Provision for returns	(541)	(519)

	$3,189	$3,399

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2007, and the interim periods from January 1, 2008 through August 12, 2008, and August 13, 2008 through December 31, 2008, the Company and the Seller provided for an increase in the allowance for doubtful accounts of $391,000, $40,000, and $109,000 respectively, and wrote-off accounts receivable against the allowance for doubtful accounts totaling $597,000, $268,000, and $125,000, respectively.

During the year ended December 31, 2007, and the interim periods from January 1, 2008 through August 12, 2008, and August 13, 2008 through December 31, 2008, the Company and the Seller provided for an increase in the provision for returns of $2,478,000, $1,385,000, and $726,000 respectively, and wrote-off accounts receivable against the provision for returns totaling $2,555,000, $1,487,000, and $811,000, respectively.

	December 31,	December 31,
	2007	2008
	(In thousands)	(In thousands)

Inventory
Materials for future publications	$375	$293
Finished goods available for sale	788	573

	1,163	866
Less: reserve for obsolete inventory	(50)	(153)

	$1,113	$713

During the year ended December 31, 2007, and the interim periods from January 1, 2008 through August 12, 2008, and August 13, 2008 through December 31, 2008, the Company and the Seller provided for an increase in the provision for obsolete inventory of $74,000, $104,000, and $27,000, respectively, and wrote-off inventory against the reserve for obsolete inventory totaling $50,000, $34,000, and $124,000, respectively.

	December 31,	December 31,
	2007	2008
	(In thousands)	(In thousands)

Property and equipment:
Computer equipment and software	$703	$421
Furniture and fixtures	90	183
Leasehold improvements	328	453

	1,121	1,057
Less: Accumulated depreciation and amortization	(501)	(171)

	$620	$886

During the year ended December 31, 2007, and the interim periods from January 1, 2008 through August 12, 2008, and August 13, 2008 through December 31, 2008, the Company and the Seller recorded depreciation and amortization expense of property and equipment of $309,000, $327,000, and $171,000, respectively.

	December 31,	December 31,
	2007	2008
	(In thousands)	(In thousands)

Accrued expenses and other liabilities:
Accrued payroll and related liabilities	$312	$354
Other accrued liabilities	291	577

	$603	$931

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5 —	Related Party Transactions

Related party transactions

The Company and several of its affiliates, including Hyperion Media LLC (“Hyperion”), Regent Studios LLC (“Studios”), Regent Worldwide Sales LLC (“RWS”) and Releasing, share certain general and administration expenses. Expenses shared by these companies require the use of judgments and estimates in determining the allocation of expenses. Allocation of salary costs among affiliated companies is performed on an individual employee basis and is based upon the proportionate share of each employee’s time dedicated to each company. Non-payroll costs, such as insurance, office rent, utilities, information technology and other office expenses are allocated in proportion to allocated payroll costs. The Company’s management believes the allocation methodology is reasonable and represents management’s best available estimate of actual costs incurred by each company.

In addition, the Company shares its merchant services provided by US Bank with Hyperion through its magazine fulfillment center. The funds and transactions are clearly identified, and there are no risks associated with the comingling of funds.

Related party payables

At December 31, 2008, the Company had outstanding $800,000, $507,000, $109,000, and $227,000 of amount payable to Hyperion Media, Here Networks, Regent Studios, and Regent Entertainment International, respectively, affiliates of the Company. The amounts are unsecured, non-interest bearing and due on demand.

Related party receivables

At December 31, 2008, the Company had receivables of $253,000 from Regent Releasing LLC, an affiliate of the Company. The amount is unsecured, non-interest bearing, and due on demand.

Related party revenue

The Company earned $2,826,000 in revenue during the interim period from August 13, 2008 to December 31, 2008 from providing publicity and marketing services to Releasing LLC.

Note 6 —	Notes Payable

In November 2005, the Seller issued a note payable (the “LPI Note”) in connection with its acquisition of the assets of LPI and related entities (the “SpecPub asset group”) to the previous owner, secured by the assets of the SpecPub asset group in the amount of $7,075,000 and payable in three equal installments of $2,358,000 in May, August and November 2007. The note bore interest at a rate of 10% per year, payable quarterly and in arrears. During the year ended December 31, 2007, the Seller recorded interest expense on the LPI note of $227,000 in the statements of operations.

Note 7 —	Commitments and Contingencies

Operating Leases

The Company leases office space and equipment under noncancelable operating leases with various expiration dates through November 2013. The Company recognizes rent expense on a straight-line basis over the lease period.

Rent expense under the Company’s and the Seller’s operating leases during the year ended December 31, 2007, and the interim periods from January 1, 2008 through August 12, 2008, and August 13, 2008 through December 31, 2008, was $869,000, $612,000, and $361,000, respectively.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Future minimum payments under noncancelable operating lease agreements as of December 31, 2008, are as follows (in thousands):

Operating
Year-Ending December 31	Leases

2009	36
2010	36
2011	36
2012	36
2013	28

$172

Capital Leases

As of December 31, 2008, the future minimum lease payments under noncancelable capital leases are as follows (in thousands):

Capital
Year-Ending December 31	Leases

2009	56
2010	30
2011	30
2012	30
2013	21

Total minimum lease payments	167
Less: Amount representing interest	(31)

Present value of capital lease obligations	136
Less: Current portion	(44)

Long-term portion of capital lease obligations	92

As of December 31, 2008, the Company held property and equipment under capital leases with a cost of $152,000. The accumulated amortization on these assets was $22,000 as of December 31, 2008.

Contingencies

The Company is not currently a party to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings, arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the magazine industry.

Note 8 —	Discontinued Operations

In August 2008, the Company completed the purchase of assets and assumption of certain liabilities of LPI and SpecPub, Inc. (see note 2). On December 1, 2008, the Company spun off the business formerly conducted under SpecPub, Inc. because the Company decided that the activities of SpecPub, Inc. are not aligned with the Company’s strategic goals.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The results of discontinued operations for the business previously conducted under SpecPub, Inc. for the period from August 13, 2008 to November 30, 2008 were as follows (in thousands):

Total revenue	$1,063
Operating costs and expenses:
Cost of revenue	684
Sales and marketing	193
General and administrative	184
Depreciation and amortization	19
Impairment of goodwill	—

Total operating costs and expenses	1,080

Income (loss) from operations	(17)
Other income (expense), net	—

Income (loss) from discontinued operations	$(17)

The current and non-current assets and liabilities of discontinued operations related to former SpecPub Inc. entity at November 30, 2008 were as follows (in thousands):

Current assets of discontinued operations:
Cash and cash equivalents	$60
Accounts receivable, net	547
Inventory	124
Prepaid expenses and other current assets	317

Total Current Assets	1,048

Long-term assets of discontinued operations:
Property and equipment, net	5
Related party receivables	812

Total Long-Term Assets	817

Current liabilities of discontinued operations:
Accounts payable	128
Accrued expenses and other liabilities	196
Deferred revenue, current portion	1,383

Current Liabilities	1,707

Long-term liabilities of discontinued operations:
Deferred revenue, less current portion	442

Long-Term Liabilities	442

Gain to Regent Media from Spin-off	$(284)

Note 9 —	Stock-Based Compensation

The Company does not have a stock option plan.

Regent Entertainment Media Inc.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

Certain employees of the predecessor were granted stock options under the Seller’s stock option plan. The Seller determined the fair value of stock options using the Black-Scholes model stipulated by FAS 123. FAS 123R requires cash flows resulting from excess tax benefits to be classified as a part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. During the year ended December 31, 2007 and the interim period from January 1, 2008 through August 12, 2008, the Seller did not recognize a material amount of excess tax benefits for deductions of disqualifying dispositions of such options.

The Seller did not grant any stock options during the years ended December 31, 2007 and 2008.

Note 10 —	Subsequent Events

On January 8, 2009, the Company’s owner entered into a definitive merger agreement regarding a proposed business combination with PlanetOut Inc. Under the proposed business combination, the combined entity will be called Here Media Inc. (“Here Media”) and will be effected through a contribution by the owners of the Company and Here Networks, an affiliated company, of those businesses and an estimate of $4.7 million of cash. PlanetOut will concurrently be merged with a wholly owned subsidiary of Here Media. Following the contribution and the merger, all three companies will be subsidiaries of Here Media.

Under the terms of the agreement, PlanetOut stockholders will receive one share of Here Media common stock, together with one share of Here Media special stock, for each share of PlanetOut stock that the stockholder owns immediately prior to the effective time of the merger, which will result in the former PlanetOut stockholders owning 20% of Here Media’s common stock and 100% of its outstanding special stock. The owners of the Company and Here Networks will receive that number of shares of Here Media’s common stock such that they will own 80% of Here Media’s common stock following the merger and the contributions. The special stock is being issued to provide a limited form of downside protection in the event of a liquidation, dissolution or winding up, or a sale for cash or publicly tradable within four years after the merger and in which the holders of Here Media common stock would, but for the effect of the special stock received less than $4.00 per share.

Annex A

711 FIFTH AVENUE • NEW YORK, N.Y. 10022 • (212) 832-8000

January 7, 2009

Members of the Board of Directors
PlanetOut Inc.
1355 Sansome Street
San Francisco, CA 94111

Members of the Board of Directors:

We are pleased to confirm in writing the opinion provided orally to the Board of Directors of PlanetOut Inc., a corporation organized under the laws of Delaware (the “Company”), at its meeting held on January 7, 2009. We understand that the Company, Here Media Inc., a Delaware Corporation (“Parent”), HMI Merger Sub, a Delaware corporation (“Merger Sub”), and the HMI Owners and the HMI Entities (as defined in the Merger Agreement) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) whereby Merger Sub will merge with and into the Company with the Company to continue as a wholly owned subsidiary of Parent (the “Transaction”). Capitalized terms used herein but not defined have the same meanings as set forth in the Merger Agreement.

As further described in the Merger Agreement and subject to Section 2.8 (Exchange of Certificates) and Section 2.7(d) (Dissenting Shares) thereof, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Stockholder, the following shall occur in the Transaction:

(a) Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of Company Common Stock.

(b) Each issued and outstanding share of Company Common Stock that is owned by Parent, any of the other HMI Entities, Merger Sub or any other wholly owned Subsidiary of Parent or held in the treasury of Company (collectively, the “Excluded Shares”) shall automatically be canceled and retired and shall cease to exist, and no cash, Parent Common Stock, Parent Special Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration therefor upon surrender of the certificate representing such share of Company Common Stock following the Merger. Each share of Company Common Stock converted into Merger Consideration pursuant to the terms of the Merger Agreement shall no longer be outstanding, shall automatically be canceled and shall cease to exist as of the Effective Time, and each Certificate previously representing shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificate.

As you know, Allen & Company LLC (“Allen”) was engaged by the Company to act as the financial advisor to the Company. Pursuant to our January 14, 2008 engagement letter, as amended by the amendment thereto, executed on January 7, 2008 (the “Engagement Letter”), you have asked us to render our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the stockholders of the Company. Pursuant to the Engagement Letter, a cash fee of $1,000,000 shall be owed to Allen, conditioned upon the consummation of the Transaction (the “Success Fee”), payable (a) $700,000 upon the closing of the Transaction and (b) $300,000 paid in 12 equal consecutive monthly installments of $25,000, beginning the first day of the first month after the closing of the Transaction. The Success Fee compensates Allen for both the Transaction and Allen’s previous assignment in connection with its sale of the Company’s magazine and book publishing business unit to an HMI Entity in August 2008 (the “Print Transaction”). In addition, pursuant to the Engagement Letter, Allen was issued warrants to

Members of the Board of Directors
PlanetOut Inc.
January 7, 2009

purchase common stock of the Company. The Company has also agreed to reimburse Allen’s expenses up to $75,000 and indemnify Allen against certain liabilities arising out of such engagement. Allen will be paid a fee of $400,000 in connection with the delivery of this opinion and such fee shall be creditable against the portion of the Success Fee to be paid to Allen upon the closing of the Transaction.

Allen, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Except as described herein, Allen does not have and has not had any material relationships involving the payment or receipt of compensation between Allen and the Company, Parent and, to our knowledge, any of their respective affiliates during the last two years. Pursuant to an engagement letter, dated May 14, 2007, between Allen and the Company, Allen has provided financial advisory services to the Company, including acting as placement agent in connection with a Company private placement consummated in July 2007. In addition, as noted above, Allen advised the Company in connection with the Print Transaction in August 2008. Allen, and to Allen’s knowledge, certain of its affiliates, employees and related parties, beneficially own in the aggregate 238,872 shares of Company Common Stock and warrants to acquire 75,000 shares of Company Common Stock. In addition, in the ordinary course of its business as a broker-dealer and market maker, Allen may have long or short positions, either on a discretionary or nondiscretionary basis, for its own account or for those of its clients, in the debt and equity securities (or related derivative securities) of the Company and any of its affiliates. This opinion has been approved by Allen’s fairness opinion committee.

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company as well as information which we received during the course of this assignment, including information provided by senior management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, we neither conducted a physical inspection of the properties and facilities of the Company nor made or obtained any evaluations or appraisals of the assets or liabilities of the Company, or conducted any analysis concerning the solvency of the Company.

In rendering our opinion, we have relied upon and assumed without independent verification and with your consent the accuracy and completeness of all of the financial, accounting, tax and other information that were available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to financial projections provided to us by the Company, we have assumed with your consent that they have been reasonably prepared in good faith reflecting the best currently available estimates and judgments of the management of the Company, as to the future operating and financial performance of the Company. We assume no responsibility for and express no view or opinion as to such forecasts or the assumptions on which they are based.

We have assumed that the Transaction will be consummated in accordance with the terms and conditions set forth in the draft Merger Agreement dated as of January 6, 2008 and the draft agreements ancillary thereto that we have reviewed.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusions expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Members of the Board of Directors
PlanetOut Inc.
January 7, 2009

In arriving at our opinion, we have among other things:

(i) reviewed and analyzed the terms and conditions of the Merger Agreement and the draft agreements ancillary thereto (none of which prior to the delivery of this opinion has been executed by the parties);

(ii) reviewed and analyzed trends in the online content market;

(iii) reviewed and analyzed publicly available information on the Company;

(iv) reviewed and analyzed the present financial and business condition and prospects of each of the Company and the HMI Entities based on information provided by senior management of both companies;

(v) reviewed and analyzed historical results and financial projections of the Company and the HMI Entities provided by senior management of both companies;

(vi) reviewed and analyzed financial projections of Parent prepared by senior management of the Company and the HMI entities;

(vii) reviewed and analyzed information obtained from discussions with management of each of the Company and the HMI Entities;

(viii) reviewed and analyzed trading history of the Company Common Stock;

(ix) reviewed and analyzed the trading history of the Company Common Stock as compared to that of comparable companies and market indices;

(x) reviewed and analyzed public financial and transaction information related to comparable mergers and acquisitions, including the premiums and multiples paid in those transactions;

(xi) reviewed and analyzed the common stock price and market multiples of the Company in relation to that of comparable public companies;

(xii) reviewed and analyzed market multiples of public companies comparable to Parent assuming the completion of the Merger; and

(xiii) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

It is understood that this opinion was provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction, and may not be used for any other purpose or relied upon by any person other than the Board of Directors without our prior written consent, except as required by law, including in any registration statement or proxy statement required to be filed and distributed to Company stockholders in connection with the Transaction.

This opinion does not constitute a recommendation as to what course of action the Board of Directors or the Company should pursue in connection with the Transaction, or otherwise address the merits of the underlying decision by the Company to engage in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the Company’s stockholders. Our opinion also does not consider the treatment of the Company Options.

We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our

Members of the Board of Directors
PlanetOut Inc.
January 7, 2009

opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Transaction as contemplated by the Merger Agreement will be obtained without any adverse effect on the Company.

Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration, to the stockholders of the Company in the Transaction as of the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the stockholders of the Company is fair, from a financial point of view, to the stockholders of the Company.

Very truly yours,

ALLEN & COMPANY LLC

By:	/s/ Ian Smith
Ian Smith
Managing Director

Annex B

Board of Directors
PlanetOut Inc.
1355 Sansome Street
San Francisco, CA 94111

January 7, 2009

Members of the Board:

We understand that PlanetOut Inc. (“PlanetOut” or the “Company”), Here Media Inc. (“Here Media” or the “Parent”), a Delaware corporation, HMI Merger Sub (“Merger Sub”), a Delaware corporation that is a wholly-owned subsidiary of Here Media, and the HMI Owners and the HMI Entities propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 6, 2009 (the “Merger Agreement”), which provides, among other things, for (i) the HMI Owners (as defined in the Merger Agreement) to contribute the stock and limited liability company interests comprising all of the HMI Ownership Interests (as defined in the Merger Agreement) in the HMI Entities (as defined in the Merger Agreement) held by them to Parent in exchange for shares of Parent Common Stock, (ii) Merger Sub merge with and into Company, with Company being the surviving corporation (the “Merger”), and (iii) each outstanding share of Company Common Stock (other than any shares held by Parent or any of its Subsidiaries (as defined in the Merger Agreement), any other HMI Party (as defined in the Merger Agreement), Merger Sub or shares held in treasury of the Company and Dissenting Shares (as defined in the Merger Agreement) will be converted into the right to receive one share of Parent Common Stock plus one share of Parent Special Stock (the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than the Parent, any HMI Party or any of their respective Affiliates).

For purposes of the opinion set forth herein, we have:

(a) reviewed certain publicly available financial statements and other business and financial information of the Company;

(b) reviewed certain internal financial statements and other financial and operating data concerning the Company;

(c) reviewed certain financial projections prepared by the management of the Company and Here Media;

(d) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company, Here Media and with Allen & Co.;

(e) reviewed the reported prices and trading activity for the Company Common Stock;

(f) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of comparable publicly-traded companies and their securities;

(g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(h) reviewed the Merger Agreement and certain related documents; and

(i) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Here Media and formed a substantial basis for this opinion. With respect to the financial projections prepared by the management of the Company and Here Media, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company and Here Media of the future financial performance of Here Media. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions. Viant Capital has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We note that we are not legal, tax or regulatory advisors or experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company’s legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Merger. Accordingly, we express no opinion as to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. In addition, we are not expressing any opinion as to the prices at which the Parent Common Stock or Parent Special Stock will trade at any time.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any party with respect to the possible acquisition of the Company or certain of its constituent businesses. This opinion has been approved by the management of Viant Capital in accordance with our customary practice. Please note that Viant Capital is a boutique financial services firm providing investment banking, financing and financial advisory services. We have been engaged by the Company as financial advisor in connection with the Merger to render this opinion and will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our role as financial advisor and out of the rendering of this opinion and to reimburse us for our reasonable out-of-pocket expenses. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except as required by law, including the inclusion of a copy of this opinion in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction. Viant Capital expresses no opinion or recommendation as to whether the holders of the Company Common Stock should vote at any shareholders’ meeting held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock (other than any HMI Party (including Parent) or any of their respective affiliates).

Viant Capital LLC

/s/ Viant Capital LLC

Annex C

AGREEMENT AND PLAN OF MERGER

by and among:

PlanetOut Inc.,
a Delaware Corporation;

Here Media Inc.,
a Delaware Corporation;

HMI Merger Sub,
a Delaware Corporation; and

the HMI Owners and the HMI Entities Referred to Herein.

Dated as of January 8, 2009

-i-

(continued)

-ii-

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (“Agreement”), dated as of January 8, 2009, by and among PlanetOut Inc., a Delaware corporation (“Company”), Here Media Inc., a Delaware corporation (“Parent”), HMI Merger Sub, a Delaware corporation that is a wholly-owned subsidiary of Parent (“Merger Sub”), the HMI Owners and the HMI Entities signatory hereto. Certain capitalized terms have the meanings indicated for such terms in Section 1.1.

RECITALS

Whereas, the HMI Owners desire to contribute the stock and limited liability company interests comprising all of the HMI Ownership Interests in the HMI Entities held by them to Parent in exchange for shares of Parent Common Stock as provided in Section 2.1 (the “Contribution”).

Whereas, the Board of Directors of Company has (i) declared that it is advisable and in the best interests of Company and its stockholders that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Delaware Law, Merger Sub merge with and into Company, with Company being the surviving corporation (the “Merger”) as provided in Section 2.2, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that Company’s stockholders adopt this Agreement and approve the Merger.

Whereas, (i) the Boards of Directors of Parent and Merger Sub have declared that the Merger is advisable and in the best interests of Parent and Merger Sub and their respective stockholders, and have approved this Agreement, the Merger and the other transactions contemplated hereby and (ii) the requisite approvals of stockholders of Parent and Merger Sub have been obtained.

Whereas, pursuant to the Merger, among other things, the outstanding shares of Company Common Stock other than the Excluded Shares and the Dissenting Shares will be converted into the right to receive the Merger Consideration as set forth herein.

Whereas, for Federal income tax purposes, (i) it is intended that the exchange of Company Common Stock for the Merger Consideration and the exchange of HMI Ownership Interests for Parent Common Stock, pursuant to the Merger and the Contribution, taken together, shall qualify as a transaction described in Section 351(a) of the Code; (ii) it is intended that the Company Merger shall qualify as a reorganization within the meaning of Section 368(a)(2)(E) of the Code; and (iii) the parties intend, by executing this Agreement, to adopt of plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

Now, Therefore, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

1.1    Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

“Acquiror” means Here Media Inc., a Delaware corporation.

“Affiliate” of a Person means any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Aggregate Merger Consideration” has the meaning stated in Section 2.8(a).

“Agreement” has the meaning stated in the preamble to this Agreement.

“Authorizations” has the meaning stated in Section 3.12(b).

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York or San Francisco, California.

“By-Laws” means the Amended and Restated By-Laws of Company in effect as of the date hereof.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” has the meaning stated in Section 2.8(b).

“Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Company, as filed with the Secretary of State of the State of Delaware on October 19, 2004, as supplemented by the Certificate of Designation dated January 4, 2007 and amended by the Certificate of Amendment filed October 1, 2007.

“Certificate of Merger” has the meaning stated in Section 2.4.

“Closing” means the consummation of the Merger and the Contribution.

“Closing Date” has the meaning stated in Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder.

“Company” means PlanetOut Inc., a Delaware corporation.

“Company Board Recommendation” means the recommendation of Company’s Board of Directors that the stockholders of Company adopt this Agreement and approve the Merger.

“Company Common Stock” means the common stock, par value $0.001 per share, of Company.

“Company Disclosure Schedule” means the document dated the date of this Agreement delivered by Company to the HMI Parties prior to the execution and delivery of this Agreement and referring to the representations and warranties of Company in this Agreement.

“Company Employee Benefit Plans” has the meaning stated in Section 3.10(a).

“Company Equity Incentive Plans” means the 1996 Stock Option Plan of PlanetOut Corporation, the PlanetOut Corporation 1996 Equity Incentive Plan (as amended), the Online Partners.Com, Inc. 1997 Stock Plan (as amended), the PlanetOut Partners, Inc. 2001 Equity Incentive Plan, the PlanetOut Inc. 2004 Equity Incentive Plan and the PlanetOut Inc. 2004 Executive Officers’ and Directors’ Equity Incentive Plan.

“Company ERISA Affiliate” has the meaning stated in Section 3.10(a).

“Company Financial Statements” has the meaning stated in Section 3.5(b).

“Company Intellectual Property” has the meaning stated in Section 3.18(a).

“Company Material Adverse Effect” means any effect that is (i) material and adverse to the business, operations, financial condition or results of operations of Company and its Subsidiaries taken as a whole or (ii) likely to prevent Company from consummating the transactions contemplated hereby, other than (A) any such effect resulting solely from changes in the economy in general, or the digital media industry in general (but only if, in either case, Company is not disproportionately affected thereby), (B) any change in Company’s stock price, (C) any effect resulting from actions taken pursuant to the terms of this Agreement or at the request of or with the written consent of Parent, or (D) any effect that results from the announcement of this Agreement or the completion of the transactions provided for herein.

“Company Options” means all rights, obligations, commitments or agreements of any character, whether fixed or contingent, calling for the purchase or issuance of any shares of Company Common Stock or any other equity securities of Company or any securities representing the right to purchase or otherwise receive any shares of Company Common Stock, in each case limited to those granted to employees, consultants and independent contractors for compensatory purposes and excluding the Excepted Warrants.

“Company Preferred Stock” means the preferred stock, par value $0.001 per share, of Company.

“Company Registered Intellectual Property” has the meaning stated in Section 3.18(a).

“Company Representatives” has the meaning stated in Section 5.4(a).

“Company Rights” means rights to purchase shares of Company Series A Junior Participating Preferred Stock under the Company Rights Agreement.

“Company Rights Agreement” means the Rights Agreement dated as of January 4, 2007 between Company and Wells Fargo Bank, N.A., as the Rights Agent, as amended June 28, 2007.

“Company SEC Documents” means (i) Company’s Annual Reports on Form 10-K for the 2005, 2006 and 2007 fiscal years, (ii) its Quarterly Reports on Form 10-Q for each of the first three fiscal quarters in each of the fiscal years of Company referred to in clause (i) above and for each of the first three fiscal quarters of the 2008 fiscal year of the Company, (iii) all proxy statements relating to Company’s meetings of stockholders (whether annual or special) held since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Current Reports on Form 8-K filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements, financial statements and other documents filed or submitted by Company with or to the SEC since the beginning of the first fiscal year referred to in clause (i) above.

“Company Series A Junior Participating Preferred Stock” means the Series A Participating Preferred Stock, par value $0.001 per share, of Company.

“Company Stockholder Approval” means the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon to adopt this Agreement and to approve the Merger.

“Company Stockholders’ Meeting” has the meaning stated in Section 6.2(a).

“Confidentiality Agreement” means that certain Mutual Confidentiality Agreement by and between the Company and Here Network, LLC dated as of December 5, 2007, as it may be amended from time to time, to which Regent Entertainment Media, Inc., agreed to be bound pursuant the terms of that certain Put/Call Agreement dated as of August 12, 2008 by and among Regent Entertainment Media, Inc., Regent Releasing, LLC, Company, LPI Media Inc. and SpecPub, Inc.

“Continuing Employee” has the meaning stated in Section 6.8(a).

“Contribution” has the meaning stated in the Recitals hereto.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning stated in Section 2.7(d).

“Effective Time” has the meaning stated in Section 2.4.

“Environmental Laws” has the meaning states in Section 3.15.

“ERISA” has the meaning stated in Section 3.10(a).

“Excepted Warrants” means that certain Warrant to Purchase Common Stock issued to ORIX Venture Finance LLC on September 28, 2006 and that certain Common Stock Warrant issued to Allen & Company, LLC, on January 8, 2009.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Company’s transfer agent or another bank or trust company selected by Parent and reasonably acceptable to Company.

“Excluded Shares” has the meaning stated in Section 2.7(b).

“Form S-4” has the meaning stated in Section 6.1(a)(i).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any multinational, national, federal, state or other court, administrative agency department, office or commission or other governmental, prosecutorial or regulatory authority or instrumentality and any self regulatory organization, or “SRO”.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“HMI Entities” means Here Networks LLC, a Texas limited liability company and Regent Entertainment Media Inc., a Delaware corporation.

“HMI Owners” means Stephen P. Jarchow, Paul A. Colichman, and Here Management LLC, a Texas limited liability company.

“HMI Ownership Interests” means the respective shares of stock of, and limited liability company interests in, the HMI Entities held by the HMI Owners and comprising in the aggregate 100% of the outstanding equity interests in the HMI Entities.

“HMI Parties” means Parent, the HMI Entities and the HMI Owners.

“Intellectual Property” means any or all of the following (whether or not registered with Governmental Entities, and including all national and multinational applications for any of the following) and all rights in, arising out of or associated with the same: patents, trademarks, trade names, trade dress, service marks, copyrights, domain names and uniform resource locators or “URLs” (together with all associated contract rights and goodwill), database rights, mask works, net lists, technology, web sites, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to either (i) Company or any of its Subsidiaries or (ii) Parent or any of the HMI Entities, the actual awareness of those persons set forth in Section 1.1 of the Company Disclosure Schedule and Section 1.1 of the Parent Disclosure Schedule, respectively, in each case after reasonable inquiry by such persons of the individuals within their respective entities having responsibility for the matters in respect of which such awareness or lack thereof is represented and warranted herein, without any implication of other verification or investigation concerning such knowledge.

“Laws and Regulations” means all federal, state, local and foreign laws, rules, regulations and ordinances.

“Lien” means any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restrictions of any kind.

“Material Contracts” has the meaning stated in Section 3.13(a).

“Merger” has the meaning stated in the Recitals hereto.

“Merger Consideration” means one share of Parent Common Stock plus one share of Parent Special Stock.

“Merger Sub” means HMI Merger Sub, a Delaware corporation and wholly-owned subsidiary of Parent.

“Multiemployer Plan” has the meaning stated in Section 3.10(c).

“Multiple-Employer Plan” has the meaning stated in Section 3.10(c).

“Parent” means Here Media Inc., a Delaware corporation.

“Parent and HMI Entities Representatives” has the meaning stated in Section 6.3(a).

“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.

“Parent Disclosure Schedule” means the document dated the date of this Agreement delivered by the HMI Parties to Company prior to the execution and delivery of this Agreement and referring to the representations and warranties of Parent and the HMI Entities in this Agreement.

“Parent Financial Statements” has the meaning stated in Section 4.6.

“Parent Intellectual Property” has the meaning stated in Section 4.17(a).

“Parent Material Adverse Effect” means any effect that is (i) material and adverse to the business, operations, financial condition or results of operations of Parent and the HMI Parties taken as a whole or (ii) likely to prevent Parent and the HMI Parties from consummating the transactions contemplated hereby, other than any such effect resulting solely from (A) changes in the economy in general, or the HMI Parties’ respective industries in general (but only if the HMI Entities are not disproportionately affected thereby), (B) actions taken pursuant to this Agreement or at the request of or with the written consent of Company, or (C) the announcement of this Agreement or the completion of the transactions provided for herein.

“Parent Plans” has the meaning stated in Section 6.8(c).

“Parent Registered Intellectual Property” means all (i) Parent Intellectual Property as of the date of this Agreement that is registered in the name of any HMI Entity with any Governmental Entity or for which application for such registration has been made and (ii) domain names and uniform resource locaters (URLs) owned by any HMI Entity or registered in the name of any HMI Entity.

“Parent Special Stock” means the class of capital stock, par value $0.001 per share, designated by that name and authorized for issuance in the certificate of incorporation of Parent.

“Parties” means, collectively, Company, Parent, Merger Sub, the HMI Owners and the HMI Entities.

“Permitted Lien” means any Lien consisting of (i) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or similar common law or statutory liens or encumbrances arising in the ordinary course of business which are not delinquent or remain payable without penalty, (ii) encumbrances for Taxes and other assessments or governmental charges or levies due and payable but not yet delinquent, (iii) defects in title, easements, restrictive covenants and similar encumbrances, and (iv) any other Liens that individually or in the aggregate do not result in a Company Material Adverse Effect.

“Person” means any individual, legal entity (including general and limited partnerships, unincorporated associations and trusts) or Governmental Entity.

“Proxy Statement” means a definitive form of proxy statement relating to the Company Stockholders’ Meeting to be used to solicit the Company Stockholder Approval hereby.

“Regulation S-X” means 17 CFR § 210.1-01, et seq.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” of any Person means any corporation or other Person in which such Person (a) owns, directly or indirectly, 50% or more of the outstanding voting securities or equity interests or (b) is a general partner, managing member, or trustee.

“Superior Proposal” means an unsolicited written proposal by a Third Party to acquire, directly or indirectly, more than 50% of the shares of Company Common Stock then outstanding or all or substantially all of the assets of Company, and (i) otherwise on terms which the Board of Directors of Company determines in good faith (after receiving advice of its independent financial advisors) to be more favorable to Company’s stockholders from a financial point of view than the transactions provided for in this Agreement (including any adjustment to the terms and conditions of the transactions provided for in this Agreement made by Parent pursuant to Section 8.1(e)), and (ii) which, in the good faith reasonable judgment of Company’s Board of Directors, is reasonably likely to be consummated within a reasonable time.

“Surviving Corporation” means the entity into which Merger Sub has merged, following the Effective Time.

“Takeover Proposal” means any inquiry, proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of assets that constitute 25% or more of the consolidated revenues, net income or assets of Company and its Subsidiaries or 25% or more of any class of equity securities of Company or any of its Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to either Company or any of its Subsidiaries, including any single or multi-step transaction or series of related transactions, that, if consummated, would result in such Third Party or another Third Party acquiring beneficial ownership of assets that constitute 25% or more of the consolidated revenues, net income or assets of Company and its Subsidiaries, or 25% or more of the equity interest in either Company or any of its Subsidiaries.

“Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes (including estimated taxes), charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Authority” means any Governmental Entity responsible for the imposition of any Tax (domestic or foreign).

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Tax Authority with respect to Taxes, including information Returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Fee” means $500,000.

“Third Party” means any Person or group other than a Party hereto.

ARTICLE II.
THE MERGER AND THE CONTRIBUTION

2.1    The Contribution. At or prior to the Effective Time, and subject to the terms and conditions of this Agreement, the HMI Owners shall take all actions necessary to contribute all of the HMI Ownership Interests to Parent in exchange for shares of Parent Common Stock in the respective amounts set forth in Exhibit A to this Agreement, which contributions and exchanges shall be stated to become effective only upon the occurrence of the Effective Time referred to in Section 2.4; provided, that if the number of shares of Company Common Stock outstanding immediately prior to the Effective Time is greater or fewer than 4,088,754, then the respective numbers of shares set forth for the HMI Owners in Exhibit A hereto and issuable in the Contribution shall be appropriately and proportionately adjusted so as to result in the aggregate number of shares of Parent Common Stock issued to the HMI Owners pursuant to the Contribution being 80% of the sum of (A) the aggregate number of shares of Parent Common Stock to be issued in the Contribution and the Merger combined, plus (B) the number of shares of Parent Common Stock issuable under the terms of the Excepted Warrants.

2.2    The Merger. At the Effective Time, and subject to the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall merge with and into Company. Company shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate. In preparation for the Merger, Parent shall take all such action as shall be necessary to amend its certificate of incorporation to read in full substantially as set forth in Exhibit B attached hereto.

2.3    Closing. The Closing shall take place as soon as practicable, and in any event not later than two Business Days after the satisfaction or waiver of each of the conditions set forth in ARTICLE VII hereof, other than conditions that by their nature are to be satisfied at the Closing and will in fact be satisfied or waived at the Closing. The Closing shall take place at the offices of Mayer Brown LLP, 350 South Grand Avenue, Suite 2500, Los Angeles, California 90071, or at such other location and at such time as the parties hereto may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

2.4    Effective Time. Prior to the Closing, Parent and Company shall prepare, and on the Closing Date the parties shall file, a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of

Delaware in accordance with the relevant provisions of Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is filed with the Secretary of State, or at such later time as Parent and Merger Sub, on the one hand, and Company, on the other hand, shall agree and specify in the Certificate of Merger. The time the Merger becomes effective is referred to herein as the “Effective Time”.

2.5    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.6    Certificate of Incorporation; By-Laws; Directors and Officers. Unless otherwise determined by Merger Sub before the Effective Time, at the Effective Time:

(a)    The certificate of incorporation of Company shall be the certificate of incorporation of the Surviving Corporation.

(b)    The by-laws of the Surviving Corporation shall be amended and restated to conform to the by-laws of Merger Sub as in effect immediately before the Effective Time.

(c)    The directors of Merger Sub immediately before the Effective Time shall be the initial directors of the Surviving Corporation and, except as Merger Sub may otherwise notify Company in writing prior to the Effective Time, the officers of Company immediately before the Effective Time shall be the initial officers of the Surviving Corporation. In addition, the initial directors of Parent at the Effective Time shall be Stephen P. Jarchow, Paul A. Colichman and a person proposed by the Board of Directors of Company and approved by the HMI Owners.

2.7    Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the stockholders of any of the foregoing, the shares of stock of the constituent corporations shall be converted as follows:

(a)    Common Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(b)    Cancellation of Treasury Stock and Company Common Stock Owned by Parent, HMI Parties and Merger Sub. Each issued and outstanding share of Company Common Stock that is owned by Parent, any of the other HMI Parties, Merger Sub or any other wholly owned Subsidiary of Parent or held in the treasury of Company (collectively, the “Excluded Shares”) shall automatically be cancelled and retired and shall cease to exist, and no cash, Parent Common Stock, Parent Special Stock or other consideration shall be delivered or deliverable in exchange therefor.

(c)    Conversion or Retention of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration therefor upon surrender of the Certificate representing such share of Company Common Stock following the Merger in the manner set forth in Section 2.8. Each share of Company Common Stock converted into Merger Consideration pursuant to this Section 2.7(c) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each Certificate previously representing shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificate. If, prior to the Effective Time, the outstanding shares of Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Merger Consideration.

(d)    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by a holder who has validly demanded payment of the fair value of such holder’s shares as determined in accordance with Section 262 of the Delaware Law (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration and instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with Delaware Law, unless and until such holder shall have failed to perfect or shall have validly withdrawn such holder’s demand or lost such holder’s rights under Section 262 of the Delaware Law. If any such holder of Company Common Stock shall have failed to perfect or shall have validly withdrawn such demand or lost such right, each share of Company Common Stock of such holder shall be treated, at Company’s sole discretion, as a share of Company Common Stock that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with Section 2.7(c). Company shall give prompt notice to Parent of any demands received by Company for appraisal of shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

2.8    Exchange of Certificates.

(a)    Exchange Agent. Prior to the mailing of the Proxy Statement, Parent shall appoint the Exchange Agent for the payment of the Merger Consideration. Concurrently with the Effective Time, Parent shall make available to the Exchange Agent, for the benefit of the holders of shares of Company Common Stock for exchange with the holders of shares of Company Common Stock in accordance with this ARTICLE II, the aggregate number of shares of Parent Common Stock and Parent Special Stock necessary to complete all such exchanges (the “Aggregate Merger Consideration”).

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates, or an electronic book entry position in lieu of a physical certificate or certificates, that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (a “Certificate”) whose shares were converted into the right to receive Merger Consideration pursuant to Section 2.7, (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock theretofore represented by such Certificate pursuant to the provisions of this ARTICLE II, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, but only if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Section 2.8.

(c)    No Further Ownership Rights in Company Common Stock Exchanged. The Merger Consideration exchanged upon the surrender of Certificates representing shares of Company Common Stock in accordance with the terms of this ARTICLE II shall be deemed to have been exchanged in full satisfaction of all rights pertaining to the shares of Company Common Stock so exchanged.

(d)    Termination of Exchange Agent Function. Any portion of the Aggregate Merger Consideration made available to the Exchange Agent pursuant to Section 2.8(b) that remains unclaimed by the holders of shares of Company Common Stock upon the expiration of six months after the Effective Time shall be returned to the sole control of Parent and any holders of shares of Company Common Stock prior to the Merger who have not theretofore complied with the exchange procedures of this ARTICLE II shall thereafter look only to Parent for payment of the Merger Consideration. Except as may otherwise be agreed between Parent and the Exchange Agent, the Exchange Agent shall thereupon cease to have any authority to conduct exchanges of Certificates for Merger Consideration.

(e)    No Liability. None of the Parties, the Surviving Corporation, the Exchange Agent, or any employee, officer, director, agent or affiliate of any thereof, shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f)    Withholding Rights. Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

(g)    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, pursuant to this Agreement.

2.9    Treatment of Equity Incentive Plans and Warrants. Company shall take any and all action necessary to cause all warrants and other rights to purchase Company Common Stock pursuant to any agreement to which Company is a party, other than the Excepted Warrants, all incentive or other compensation plans of Company involving Company Common Stock or other securities of Company, and all options and other awards granted under all such plans to terminate at or prior to the Closing without the payment of any amount or the incurrence of any future obligation to pay any amount by Company, the Surviving Corporation or any of the HMI Parties.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the Company Disclosure Schedule, Company represents and warrants to the HMI Parties that each of the following statements set forth in this ARTICLE III is true and correct. The Company Disclosure Schedule shall be organized to correspond to the Sections in this ARTICLE III. Each exception set forth in the Company Disclosure Schedule shall be deemed to qualify (i) the corresponding representation and warranty set forth in this Agreement that is specifically identified (by cross-reference or otherwise) in the Company Disclosure Schedule and (ii) any other representation and warranty to which the relevance of such exception is reasonably apparent.

3.1    Corporate Organization, Standing and Power. Each of Company and its Subsidiaries is a corporation, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Company and its Subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would be material. Company has furnished or made available to the HMI Parties a true and correct copy of the Certificate of Incorporation, as amended, and By-Laws, as amended, of Company. Neither Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate or articles of incorporation or by-laws or other charter or organizational documents, each as amended.

3.2    Capitalization.

(a)    The authorized capital stock of Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock. At January 6, 2008, (i) 4,088,754 shares of Company Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable and none of which were issued in violation of any preemptive rights, (ii) 22,204 shares of Company

Common Stock were reserved for issuance upon the exercise of outstanding Company Options, (iii) 22,082 shares of Company Common Stock were held in the treasury of Company, (iv) 240,317 shares of Company Common Stock were reserved for issuance pursuant to Company Options not yet granted, (v) 87,000 shares of Company Common Stock were reserved for issuance pursuant to the Excepted Warrants and (vi) 100,000 shares of Company Preferred Stock are designated Company Series A Junior Participating Preferred Stock, no shares of which were outstanding. Except as set forth above, as of the date hereof, no shares of capital stock or other voting securities of Company are issued, reserved for issuance or outstanding and no shares of capital stock or other voting securities of Company shall be issued or become outstanding after the date hereof other than upon exercise of Company Options outstanding as of the date hereof or the Excepted Warrants. Section 3.2(a) of the Company Disclosure Schedule sets forth a true and correct list, as of the date hereof, of all rights of any character relating to the issued or unissued capital stock of Company and each of its Subsidiaries, or obligating Company or any of its Subsidiaries to issue, grant or sell any shares of capital stock of, or other equity interests in, or securities convertible into equity interests in, Company or any of its Subsidiaries. There are no bonds, debentures, notes or other indebtedness or securities of Company that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Company may vote. All shares of Company Common Stock subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)    None of Company or any of its Subsidiaries has any contract or other obligation to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of any of Company’s Subsidiaries, or make any investment (in the form of a loan, capital contribution or otherwise) in any of Company’s Subsidiaries or any other Person. All of the outstanding shares of capital stock and voting securities of each Subsidiary of Company are owned, directly or indirectly, by Company and are duly authorized, validly issued, fully paid and nonassessable, and those shares of capital stock and voting securities of each of Company’s Subsidiaries owned by Company, directly or indirectly, are free and clear of all Liens. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such Subsidiary, or otherwise obligating Company or any such Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. None of the outstanding equity securities or other securities of any of Company or its Subsidiaries was issued in violation of the Securities Act or any other legal requirement.

(c)    Neither Company nor any of its Subsidiaries owns, or has any contract or other obligation to acquire, any equity securities or other securities of any Person (other than Subsidiaries of Company) or any direct or indirect equity interest in any other business. Neither Company nor any Subsidiary is or has ever been a general partner of any general or limited partnership or the managing member of any limited liability company.

3.3    Authority; No Violation.

(a)    Company has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to comply with the terms hereof and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Company. The Company Stockholder Approval is the only vote of the holders of any class or series of Company’s capital stock necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company. Assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other similar laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)    Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Certificate of Incorporation or By-Laws or the certificates or articles of incorporation or by-laws, or other charter or organizational documents, of Company’s Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of any or all rights or benefits or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, increase any rate of interest payable or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any Authorization or of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

3.4    Consents and Approvals. Except for (i) the Company Stockholder Approval and (ii) the consents, notices and approvals set forth in Section 3.4 of the Company Disclosure Schedule, no filings with or consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (A) the execution and delivery by Company of this Agreement and (B) the consummation by Company of the Merger and the other transactions contemplated hereby.

3.5    SEC Documents; Financial Statements.

(a)    Company has furnished or made available (including via EDGAR) to Parent true and complete copies of the Company SEC Documents filed with the SEC by Company on or prior to the Effective Time, and Company shall furnish or make available (including via EDGAR) to Parent true and complete copies of any Company SEC Documents filed with the SEC by Company after the date hereof and prior to the Effective Time. As of their respective filing dates, (i) the Company SEC Documents complied or will comply, as applicable, in all material respects with the requirements of the Exchange Act and the Securities Act and (ii) none of the Company SEC Documents contained or will contain, as applicable, any untrue statement of a material fact or omitted or will omit, as applicable, to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent amended or superseded by a subsequently filed Company SEC Document.

(b)    The consolidated financial statements of Company contained in the Company SEC Documents (collectively, the “Company Financial Statements”), as of the dates of the filing of such reports, were prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes, and except that in the case of unaudited statements for quarterly periods, such unaudited statements were prepared in accordance with the requirements for financial statements to be included in quarterly reports filed with the SEC on Form 10-Q) and fairly present in all material respects the consolidated financial condition and the results of operations of Company and its Subsidiaries as at the respective dates thereof and for the periods indicated therein (subject, in the case of unaudited statements, to year-end audit adjustments).

(c)    Company has implemented and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all material information relating to Company, including its consolidated Subsidiaries, (both financial and non-financial) required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and all such information is accumulated and communicated to Company’s management, including its principal executive and principal financial officers, and to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Company required under the Exchange Act with respect to such reports. Company has disclosed, based on its most recent evaluation prior to the date hereof, to Company’s outside auditors and the audit committee of Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) and

15d-15(f) of the Exchange Act) which are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. These disclosures were made in writing by management to Company’s auditors and audit committee, a copy of which has previously been made available to the HMI Parties.

(d)    Company’s system of internal controls over financial reporting are reasonably sufficient in all material respects to provide reasonable assurance regarding the reliability of Company’s financial reporting and financial statements, and include policies and procedures (i) providing reasonable assurance that (A) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and (B) receipts and expenditures are in accordance with the authorization of Company’s management and directors and (ii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on Company’s financial statements. No significant deficiency or material weakness was identified in management’s assessment of internal controls as of December 31, 2007, nor has any such deficiency or weakness been identified between that date and the date of this Agreement.

3.6    Absence of Certain Changes or Events. Since September 30, 2008, (i) each of the Company and its Subsidiaries has, in all material respects, conducted its business in the ordinary course consistent with past practice; (ii) there has not occurred any change, event or condition that is a Company Material Adverse Effect or would reasonably be expected to result in a Company Material Adverse Effect; and (iii) the Company has not taken any of the actions that Company has agreed not to take from the date hereof through the Closing Date pursuant to Section 5.2 of this Agreement.

3.7    Undisclosed Liabilities. Neither Company nor any of its Subsidiaries has any material obligations or liabilities of any nature (whether accrued, matured or unmatured, fixed or contingent or otherwise) other than (i) those set forth or adequately provided for in the consolidated balance sheet (and the related notes thereto) of Company and its Subsidiaries as of September 30, 2008 included in the Company SEC Documents, (ii) those incurred in the ordinary course of business consistent with past practice since September 30, 2008 and (iii) those incurred in connection with the execution of this Agreement.

3.8    Legal Proceedings. Neither Company nor any of its Subsidiaries is a party to any, and there is no pending or, to the knowledge of Company, threatened, legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature against Company, any of its Subsidiaries or any of their officers or directors which, if decided adversely to Company or its Subsidiary, would, individually or in the aggregate, be material to Company. There is no injunction, order, judgment or decree imposed upon Company, any of its Subsidiaries or any of their officers or directors, or the assets of Company or any of its Subsidiaries.

3.9    Taxes and Tax Returns.

(a)    (i) Company and each of its Subsidiaries have filed or caused to be filed all federal, state, foreign and local Tax Returns required to be filed with any Tax Authority; (ii) all such Tax Returns are true, accurate, and complete in all material respects; (iii) Company and its Subsidiaries have paid or caused to be paid all Taxes that are due and payable by any of such companies, other than Taxes which are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) in Company Financial Statements, and (iv) Company and each of its Subsidiaries do not have any material liability for Taxes for any current or prior Tax periods in excess of the amount reserved or provided for in Company Financial Statements (but excluding, for this Clause (iv) only, any liability reflected thereon for deferred taxes to reflect timing differences between tax and financial accounting methods).

(b)    No federal, state, local or foreign audits, examinations, investigations, or other formal proceedings are pending or, to Company’s Knowledge, threatened with regard to any Taxes or Tax Returns of Company or its Subsidiaries. No issue has arisen in any examination of the Company by any Tax Authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld. Any adjustment of income Taxes of the Company made by the IRS in any examination that is required to be reported to the appropriate state, local or foreign Tax Authorities has been so reported.

(c)    There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of Taxes upon Company or any of its Subsidiaries, nor has Company or any of its Subsidiaries given or been requested in writing to give any currently effective waiver extending the statutory period of limitation applicable to any Tax return for any period.

(d)    Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries and the Company has no knowledge that the IRS has proposed any such adjustment or change in accounting method.

(e)    Neither Company nor any of its Subsidiaries (i) is a party to a Tax allocation or Tax sharing agreement (other than an agreement solely among members of a group the common parent of which is Company) or (ii) has any liability for the Taxes of any Person (other than any of Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

(f)    Company and each of its Subsidiaries have withheld (or caused its third party payroll processor to withhold) from their employees, customers and any other applicable payees (and timely paid to the appropriate Governmental Entity) proper amounts for all periods through the date hereof in compliance with all tax withholding provisions of applicable Laws and Regulations (including, without limitation, income, social security and employment tax withholding for all types of compensation, back-up withholding and withholding on payments to non-United States Persons), except for such amounts, individually or in the aggregate, as are not material.

(g)    In the past five years, neither Company nor any of its subsidiaries has been a party to a transaction that has been reported as a reorganization within the meaning of Code Section 368, or distributed a corporation (or been distributed) in a transaction that is reported to qualify under Code Section 355.

(h)    Neither Company nor any of its Subsidiaries has been a party to or otherwise participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i)    Neither Company nor any of its Subsidiaries is a party to any plan, program, agreement, arrangement, practice, policy or understanding that would result, separately or in the aggregate, in the payment or provision (whether in connection with any termination of employment or otherwise) of any “excess parachute payment” within the meaning of Section 280G of the Code with respect to a current or former employee or current or former consultant or contractor of Company or any of its Subsidiaries.

(j)    None of Company or its Subsidiaries is a party to any contract, agreement, plan or arrangement covering any person that could give rise to the payment of any amount that would not be deductible by reason of Section 162(m) of the Code.

3.10  Employee Benefit Plans.

(a)    Section 3.10(a) of the Company Disclosure Schedule sets forth a list of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other employee benefit or executive compensation arrangements, perquisite programs or payroll practices, including, without limitation, any such arrangements or payroll practices providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options and other equity awards (including those held by directors, employees, and consultants), hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, that are maintained by Company, any Subsidiary or any entity within the same “controlled group” as Company or Subsidiary, within the meaning of Section 4001(a)(14) of ERISA (a “Company ERISA Affiliate”) or to which Company, any Subsidiary or Company ERISA Affiliate is obligated to contribute thereunder for current or former directors, officers, employees or consultants of Company, any Subsidiary or Company ERISA Affiliate (the “Company Employee Benefit Plans”).

(b)    All Company Employee Benefit Plans comply and have been administered in form and in operation in all material respects in accordance with their terms and with all applicable requirements of law, and no event has occurred which will or could cause any such Company Employee Benefit Plan to fail to comply in all material respects with such requirements and no notice has been issued by any Governmental Entity questioning or challenging such compliance.

(c)    None of the Company Employee Benefit Plans is a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA (the “Multiemployer Plan”) or a “multiple-employer plan” as contemplated by Section 413(c) of the code (“Multiple-Employer Plan”). None of the Company, any Subsidiary or any Company ERISA Affiliate has withdrawn in a complete or partial withdrawal from any Multiemployer Plan or Multiple-Employer Plan or otherwise has any liability or potential liability with respect to any Multiemployer Plan or Multiple-Employer Plan.

(d)    None of the Company Employee Benefit Plans is a “single employer plan,” as defined in Section 4001(a)(15) of ERISA, that is subject to Title IV of ERISA. Neither Company, any Subsidiary nor any Company ERISA Affiliate has incurred any outstanding liability under Section 4062 of ERISA to the Pension Benefit Guaranty Corporation or to a trustee appointed under Section 4042 of ERISA. Neither Company, any Subsidiary nor any Company ERISA Affiliate has engaged in any transaction described in Section 4069 of ERISA.

(e)    Neither Company nor any Subsidiary maintains, or is required, either currently or in the future, to provide medical benefits to employees, former employees or retirees after their termination of employment, other than pursuant to applicable law or regulation.

(f)    Each Company Employee Benefit Plan that is intended to qualify under Section 401 of the Code, and each trust maintained pursuant thereto, received a favorable determination letter (or opinion letter) from the IRS, and, to Company’s knowledge, nothing has occurred with respect to the operation of any such Company Employee Benefit Plan that would cause the loss of such qualification or exemption or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(g)    None of Company, the Subsidiaries, the officers of Company or any of the Subsidiaries, any Company ERISA Affiliate or the Company Employee Benefits Plans which are subject to ERISA, any trusts created thereunder or, to Company’s knowledge, any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Company, any of the Subsidiaries or any officer of Company or any of the Subsidiaries to any material Tax or penalty on prohibited transactions imposed by such Section 4975 or to any material liability under Section 502(i) or (l) of ERISA. There have been no actions or omissions by the Company, any of the Subsidiaries or any Company ERISA Affiliate with respect to any Company Employee Benefit Plan which have given rise to or may give rise to any material Tax, fine, interest or penalty under any applicable Laws and Regulations, including ERISA and the Code, for which the Company, any of the Subsidiaries or any Company ERISA Affiliate may be liable or under Section 409A of the Code for which the Company, any of the Subsidiaries, any Company ERISA Affiliate or any participant in any Company Employee Benefit Plan that is a nonqualified deferred compensation plan (within the meaning of Section 409A of the Code) may be liable.

(h)    True, correct and complete copies of the following documents, with respect to each of the Company Employee Benefit Plans, to the extent applicable, have been delivered or made available to the HMI Parties by Company: (i) all Company Employee Benefit Plans and related trust documents and other funding vehicles, and amendments thereto; (ii) the three most recent Forms 5500 with accountant’s opinion of the plan’s financial statements; (iii) summary plan descriptions and summaries of material modifications; (iv) all insurance contracts, record keeping agreements, investment management and other investment-related agreements, and administrative services agreements; (v) the three most recent actuarial reports; (vi) all Governmental Entity rulings and opinions, including (without limitation) Internal Revenue Service determination letters, and all pending requests for rulings and opinions.

(i)    There are no pending actions, claims, audits, investigations or lawsuits which have been asserted, instituted or, to Company’s knowledge, threatened, against the Company Employee Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Employee Benefit Plans with respect to the operation of such plans (other than routine benefit claims).

3.11  Employee Matters.

(a)    Company and each of its Subsidiaries are in compliance with all applicable Laws and Regulations respecting the employment of employees and the engagement of leased employees, consultants and independent contractors, including all Laws and Regulations regarding discrimination and/or harassment, affirmative action, terms and conditions of employment, wage and hour requirements (including the proper classification, compensation and related withholding with respect to employees, leased employees, consultants and independent contractors), leaves of absence, reasonable accommodation of disabilities, occupational safety and health, workers’ compensation and employment practices. Neither Company nor any of its Subsidiaries is engaged in any unfair labor practice. Neither Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other labor union contract; nor does Company know of any activities or proceedings of any labor union or other collective bargaining representative to organize any such employees.

(b)    Neither Company nor any of its Subsidiaries has engaged in any plant closing or employee layoff activities that violate the Workers Adjustment and Retraining Notification Act, as amended, or any similar state or local plant closing or mass layoff statute rule or regulation.

3.12  Compliance with Applicable Law and Regulatory Matters.

(a)    Company and each of its Subsidiaries have complied with all applicable Laws and Regulations, and are not in violation of, and have not received any notices of violation with respect to, any Laws and Regulations in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses, assets and properties, except for such noncompliance and violations as would not, individually or in the aggregate, be material.

(b)    Company and each of its Subsidiaries have all licenses, permits, certificates, franchises and other authorizations (collectively, the “Authorizations”) necessary for the ownership or use of its assets and properties and the conduct of its business, as currently conducted, and have complied with, and are not in violation of, any Authorization, except where such noncompliance or violation would not, individually or in the aggregate, be material. Except as would not be material to Company, all such Authorizations are in full force and effect and there are no proceedings pending or, to the knowledge of Company, threatened that seek the revocation, cancellation, suspension or adverse modification thereof.

(c)    There are no Governmental Orders applicable to Company or any of its Subsidiaries which have had a Company Material Adverse Effect.

3.13  Material Contracts.

(a)    Except for the contracts described in or filed as an exhibit to the Company’s Annual Report on Form 10-K for the 2007 fiscal year or as set forth in Section 3.13 of the Company Disclosure Schedule (collectively, the “Material Contracts”), neither Company nor any of its Subsidiaries is a party to or is bound by any of the following:

(i)    any contract or agreement entered into, other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of or to invest in any other Person or entity;

(ii)    any contract or agreement for the purchase of goods, materials, supplies, developmental services, equipment, other assets or services in excess of $100,000 which cannot be cancelled by Company or any of its Subsidiaries without penalty or further payment and without more than 30 days’ notice;

(iii)    any contract with any independent contractor or consultant (or similar arrangement) which is not cancelable without penalty and without more than 30 days’ notice;

(iv)    any trust indenture, mortgage, promissory note, loan agreement providing for a deferred purchase price or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where Company or any of its Subsidiaries is a lender, borrower or lessee;

(v)    any contract or agreement limiting the freedom of Company or any of its Subsidiaries or any of their respective employees to engage in any line of business or to compete with any other Person or in any area;

(vi)    any contract or agreement with any Affiliate of Company;

(vii)    any employment agreement with any employee or officer of Company or any of its Subsidiaries;

(viii)    any agreement of guarantee, surety, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than, with respect only to agreements of indemnification, agreements entered into with Third Persons in the ordinary course of business;

(ix)    any agreement which would be terminable, other than by Company or its Subsidiaries, or under which a payment obligation could arise or be accelerated, in each case as a result of the consummation of the transactions contemplated by this Agreement;

(x)    any alliance, cooperation, joint venture, joint marketing, co-branding, stockholders’, partnership or similar agreement;

(xi)    any agreement, option or commitment or right with, or held by, any Third Party to acquire, use or have access to any assets or properties, or any interest therein, of Company or any of its Subsidiaries;

(xii)    any contract or agreement which would require any consent or approval of a counterparty as a result of or to permit the consummation of the transactions contemplated by this Agreement without breach of such contract or agreement;

(xiii)    any agreement pursuant to which Company or any of its Subsidiaries sold or purchased, or granted or received any rights to use, exploit or practice, any Intellectual Property, other than “shrink-wrap” or “click-wrap” licenses for off-the-shelf software involving total payments of less than $50,000 per annum;

(xiv)    any lease of real or personal property, whether as lessee or as lessor, other than any lease providing for annual payments of less than $50,000;

(xv)    any agreement to indemnify or hold harmless any director, officer, employees or Affiliates of Company, or any Third Person (including agreements for the sale of assets or a line of business) other than, with respect only to agreements of indemnification of Third Persons, agreements entered into in the ordinary course of business; and

(xvi)    any other contract the loss of which would have a Company Material Adverse Effect.

(b)    Company and each of its Subsidiaries have performed all of the material obligations required to be performed by them and are entitled to all material accrued benefits under each, and are not alleged to be in material default in respect of any, Material Contract to which Company or any Subsidiary is a party or by which Company or any Subsidiary is bound. Each of the Material Contracts is in full force and effect, and there exists no material default or event of default or event, occurrence, condition or act, with respect to Company or any of its Subsidiaries or, to the knowledge of Company, with respect to any other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or condition, would become a material default or event of default under any Material Contract. True, correct and complete copies of all Material Contracts have been furnished or made available to the HMI Parties or filed as exhibits to the Company SEC Documents.

3.14  Assets.    Company and its Subsidiaries own, lease or have the right to use all the properties and assets necessary or currently used for the conduct of their respective businesses free and clear of all Liens of any kind or character, except Permitted Liens. All items of equipment and other tangible assets owned by or leased to Company and its Subsidiaries are in good condition and repair (ordinary wear and tear excepted). In the case of leased equipment and other tangible assets, Company and its Subsidiaries hold valid leasehold interests in such leased equipment and other tangible assets, free and clear of all Liens of any kind or character, except Permitted Liens.

3.15  Environmental Liability. Company and each of its Subsidiaries are and have been in compliance with all Environmental laws, except where such noncompliance would not, individually or in the aggregate, be material. To the Knowledge of Company, there are no liabilities of Company or any of its Subsidiaries of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to the Knowledge of Company, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability. There are no legal, administrative, arbitral or other proceedings, claims or actions or any private environmental investigations or remediation activities or governmental investigations of any nature that would be reasonably likely to result in the imposition on Company or any of its Subsidiaries, of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance, including CERCLA (collectively, “Environmental Laws”), pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries is subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or Third Party imposing any liability or obligation with respect to the foregoing.

3.16  State Takeover Laws; Stockholder Rights Plan.

(a)    The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a “business combination” (as defined in such Section 203) will not apply to the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement. No other state takeover statute is applicable to the Merger, this Agreement, or the transactions contemplated hereby.

(b)    Company has taken all action necessary or appropriate so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the ability of any person to exercise any rights under the Company Rights Agreement or enable or require the rights provided under the Company Rights Agreement to separate from the shares of Company Common Stock to which they were attached or to be triggered or to become exercisable. No “Distribution Date,” as such term is defined in the Company Rights Agreement, has occurred by reason of the entry into this Agreement, nor will the consummation of the transactions contemplated hereby cause a Distribution Date to occur. Company shall take all necessary action with respect to all the outstanding Company Rights so that, as of the Effective Time, (i) none of Company, Parent or Merger Sub will have any obligations under the Company Rights Agreement and (ii) the holders of the Company Rights will have no rights under the Company Rights Agreement.

3.17  Insurance. Company has in full force and effect the insurance coverage with respect to its business and the businesses of its Subsidiaries set forth in Section 3.17 of the Company Disclosure Schedule. There is no claim pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid, and Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies. Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.18  Intellectual Property.

(a)    Company and its Subsidiaries own, or are licensed or otherwise possess adequate rights to use, all of the Intellectual Property used by Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiaries, and such ownership, licenses and rights will not be affected by the consummation of the transactions contemplated by this Agreement. Section 3.18(a) of the Company Disclosure Schedule contains a true and complete list of all (i) Company Intellectual Property as of the date of this Agreement that is registered with any Governmental Entity or for which application for such registration has been made and (ii) domain names and uniform resource locaters (URLs) owned by Company or registered in Company’s name (the Intellectual Property referred to in the preceding clauses (i) and (ii) being referred to herein collectively as “Company Registered Intellectual Property”), including in each case each applicable registration or application number, registration date, expiration or renewal date, name of registry (for domain names) and jurisdiction of registration. Company and its Subsidiaries have taken all actions necessary to maintain and protect the Company Registered Intellectual Property, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information. Company and each of its Subsidiaries have complied with all necessary notice and marking requirements for the Company Registered Intellectual Property. None of the Company Registered Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the Knowledge of Company, all Company Registered Intellectual Property is valid and enforceable.

(b)    Neither Company nor any of its Subsidiaries has received written notice from any Third Party alleging any interference, infringement, misappropriation or violation by Company or any of its Subsidiaries of any rights of any Third Party to any Intellectual Property and, to the Knowledge of Company, neither Company nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or violated any rights of any Third Party to any Intellectual Property. To the Knowledge of Company, no Third Party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor any of its Subsidiaries has entered into any exclusive license or agreement relating to any Company Intellectual Property with, Third Parties. Neither Company nor any of its Subsidiaries owes any royalties or payments to any Third Party for using or licensing to others any Company Intellectual Property.

(c)    Neither Company nor any of its Subsidiaries is a party to any agreement, or has any other obligation to indemnify any Person against a claim of infringement of or misappropriation by any Company Intellectual Property.

3.19  Interests of Officers and Directors. None of the officers or directors of Company or any of its Subsidiaries or any of their respective Affiliates has any interest in any property, real or personal, tangible or intangible, used in the business of Company or its Subsidiaries, or in any supplier, distributor or customer of Company or its Subsidiaries, or any other relationship, contract, agreement, arrangement or understanding with Company and its Subsidiaries, except as disclosed in the Company SEC Documents and except for the normal ownership interests of a stockholder and employee rights under the Company Options.

3.20  Opinion. Prior to the execution of this Agreement, Company has received opinions from Allen & Company, LLC and from Viant Capital, LLC, each to the effect that as of the date hereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the stockholders of Company from a financial point of view.

3.21  Broker’s Fees. Except for compensation payable to Allen & Company, LLC as described in Section 3.21 of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or other transactions contemplated by this Agreement.

3.22  Certain Business Practices. Neither Company nor any of its Subsidiaries nor any director, officer, agent or employee of Company or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity on behalf of, or purportedly on behalf of, or for the business of Company or any of its Subsidiaries, or (ii) made any unlawful payments to officials or employees of Governmental Entities or to directors, officers or employees of foreign or domestic business enterprises, or violated any provision of the Foreign Corrupt Practices Act of 1977.

3.23  Disclaimer of Other Representations and Warranties. Company acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) neither Parent nor Merger Sub nor any other Party makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the other transactions provided for in this Agreement and Company is not relying on any representation or warranty except for those expressly set forth in this Agreement and (b) no Person has been authorized by Parent or Merger Sub or any other Party to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger or the other transactions provided for in this Agreement and, if made, such representation or warranty may not be relied on by Company as having been authorized by any Party.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND THE
HMI ENTITIES

Except as disclosed in the Parent Disclosure Schedule, Parent, Merger Sub and the HMI Entities represent and warrant to Company that each of the following statements set forth in this ARTICLE IV is true and correct. The Parent Disclosure Schedule shall be organized to correspond to the sections in this ARTICLE IV. Each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify (i) the corresponding representation and warranty set forth in this Agreement that is specifically identified(by cross-reference or otherwise) in the Parent Disclosure Schedule and (ii) any other representation and warranty to which the relevance of such exception is reasonably apparent.

4.1    Corporate Organization, Standing and Power. Each of Parent, Merger Sub and the HMI Entities is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent, Merger Sub and the HMI Entities has the corporate power, or power as a limited liability company, to own its properties and to carry on its business as now being conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would be material. Neither Parent, Merger Sub nor any of the HMI Entities is in violation of any of the provisions of its certificate or articles of incorporation or by-laws or other organizational documents, each as amended.

4.2    Parent and Merger Sub; Capitalization.

(a)    The outstanding capital stock of Parent consists solely of one share of Parent Common Stock, which share is owned directly by Stephen P. Jarchow.

(b)    The HMI Owners own all of the outstanding capital stock and equity interests of the HMI Entities and no other Person has any contractual or other right to acquire any shares of capital stock or other equity interests in any of the HMI Entities. All of the outstanding equity interests in the HMI Entities are duly authorized, validly issued, fully paid and nonassessable and none were issued in violation of any preemptive rights. There are no bonds, debentures, notes or other indebtedness or securities of the HMI Entities that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which the equity holders of any of the HMI Entities may vote.

(c)    No HMI Entity has any contract or other obligation to repurchase, redeem or otherwise acquire any of its equity interests. None of the outstanding equity securities of any of the HMI Entities was issued in violation of the Securities Act or any other legal requirement.

(d)    The pro forma capitalization of Parent upon completion of, and giving effect to, the Contribution and the Merger will be as set forth on Exhibit (A) attached hereto.

4.3    Authority; No Violation.

(a)    Each of the HMI Parties has full corporate power and authority or power and authority under applicable limited liability company laws and its organizational documents, as applicable, to execute and deliver this Agreement and to comply with the terms hereof and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved and adopted by the boards of directors of Parent and Merger Sub, by Parent as the sole stockholder of Merger Sub and by the board of directors and limited liability company managers, as applicable, of the HMI Entities and the HMI Owners. No other corporate proceedings (including any approvals of Parent stockholders) on the part of Parent or Merger Sub, and no other entity or limited liability company approvals in respect of the HMI Entities, are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, the HMI Entities, the HMI Owners and Merger Sub and (assuming due authorization, execution and delivery by Company) constitutes valid and binding obligations of each of them, enforceable against each of them in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other similar laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)    Neither the execution and delivery of this Agreement by Parent, the HMI Entities, the HMI Owners and Merger Sub, nor the consummation by each of them of the transactions contemplated hereby, nor compliance by each of them with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation, by-laws or other organizational documents of Parent, the HMI Entities, the HMI Owners or Merger Sub or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of the HMI Entities or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of any or all rights or benefits or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, increase any rate of interest payable under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of the HMI Entities under, any Authorization or of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of the HMI Entities is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected.

4.4    Consents and Approvals. Except for the consents, notices and approvals set forth in Section 4.4 of the Parent Disclosure Schedules, no consents or approvals of any Governmental Entity or any Third Party are necessary in connection with (a) the execution and delivery by Parent, the HMI Entities, the HMI Owners and Merger Sub of this Agreement and (b) the consummation by each of them of the transactions contemplated hereby.

4.5    Merger Sub. All of the outstanding capital stock of Merger Sub is owned directly by Parent. Except for obligations or liabilities incurred in connection with its incorporation or organization of the negotiation and consummation of this Agreement, the merger and the transactions contemplated hereby, neither Parent nor Merger Sub has incurred any obligations or liabilities, engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.6    Financial Statements. Parent and the HMI Entities have provided the following financial statements (the “Parent Financial Statements”) to Company: (i) audited balance sheet, statement of members’ equity, income statement and statement of cash flows of Here Networks LLC as of and for the year ended December 31, 2008, (ii) unaudited balance sheets, statements of members’ equity, income statements and statements of cash flows of Here Networks LLC as of and for the year ended December 31, 2006 and as of and for the nine-month periods ended September 30, 2007 and 2008, and (iii) unaudited balance sheet of Regent Entertainment Media Inc. as of September 30, 2008. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated (except as otherwise stated in such financial statements, including the related notes and except that in the case of unaudited statements for quarterly periods, such unaudited statements were prepared in accordance with the requirements that would be applicable to financial statements to be included in quarterly reports filed with the SEC on Form 10-Q) and fairly present in all material respects the consolidated financial condition and the results of operations of the HMI Entities to which they relate as at the respective dates thereof and for the periods indicated therein (subject, in the case of unaudited statements, to year-end audit adjustments).

4.7    Absence of Certain Changes or Events. Since September 30, 2008, (i) each of the HMI Entities has, in all material respects, conducted its business in the ordinary course consistent with past practice; (ii) there has not occurred any change, event or condition that is a Parent Material Adverse Effect or would reasonably be expected to result in a Parent Material Adverse Effect; and (iii) neither Parent nor any HMI entity has taken any of the actions that Parent and each of the HMI Entities has agreed not to take from the date hereof through the Closing Date pursuant to Section 5.3.

4.8    Undisclosed Liabilities. Neither Parent nor any of the HMI Entities has any material obligations or liabilities of any nature (whether accrued, matured or unmatured, fixed or contingent or otherwise) other than (i) those set forth or adequately provided for in the balance sheets (and the related notes thereto) as of September 30, 2008 included in the Parent Financial Statements, (ii) those incurred in the ordinary course of business consistent with past practice since September 30, 2008 and (iii) those incurred in connection with the execution of this Agreement.

4.9    Legal Proceedings. Neither Parent nor any of the HMI Entities is a party to any, and there is no pending or, to the Knowledge of Parent or any of the HMI Entities, threatened, legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature against Parent or any of the HMI Entities or any of their officers or directors. There is no injunction, order, judgment or decree imposed upon Parent or any of the HMI Entities or any of their officers or directors, or the assets of Parent or any of the HMI Entities.

4.10    Taxes and Tax Returns.

(a)    (i) Parent and each of the HMI Entities have filed or caused to be filed all federal, state, foreign and local Tax Returns required to be filed with any Tax Authority; (ii) all such Tax Returns are true, accurate, and complete in all material respects; (iii) Parent and each of the HMI Entities have paid or caused to be paid all Taxes that are due and payable by any of such companies, other than Taxes which are being contested in good faith and are adequately reserved against or provided for, in accordance with GAAP in the Parent Financial Statements.

(b)    No federal, state, local or foreign audits, examinations, or other formal proceedings are pending or, to Parent’s and each of the HMI Entities’ Knowledge, threatened with regard to any Taxes or Tax Returns of Parent or any of the HMI Entities. No issue has arisen in any examination of the Parent or any of the HMI Entities by any Tax Authority that if raised with respect to any other period not so examined would result in a material deficiency for any other period not so examined, if upheld.

(c)    There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of Taxes payable by Parent or the HMI Entities, nor has Parent or any of the HMI Entities given or been requested in writing to give any currently effective waiver extending the statutory period of limitation applicable to any Tax return for any period.

(d)    Each HMI Owner’s aggregate tax basis in the HMI Ownership Interests contributed to Parent (including such HMI Owner’s allocable share of the tax basis of each asset of Here Networks LLC) will exceed the liabilities assumed by Parent that such HMI Ownership Interests (including such HMI Owner’s allocable share of each liability of Here Networks LLC) are subject to at the time of the Contribution. Any liabilities assumed in connection with the Contribution and the liabilities to which HMI Ownership Interests (or the assets of the HMI Entities) are subject, were incurred in the ordinary course of business and are associated with the assets of the HMI Entities.

4.11    Employee Matters.

(a)    Each of the HMI Entities is in compliance with all applicable Laws and Regulations respecting the employment of employees and the engagement of leased employees, consultants and independent contractors, including all Laws and Regulations regarding discrimination and/or harassment, affirmative action, terms and conditions of employment, wage and hour requirements (including the proper classification, compensation and related withholding with respect to employees, leased employees, consultants and independent contractors), leaves of absence, reasonable accommodation of disabilities, occupational safety and health, workers’ compensation and employment practices. No HMI Entity is engaged in any unfair labor practice. No HMI Entity is or has been a party to any collective bargaining agreement or other labor union contract; nor does Parent have any Knowledge of any activities or proceedings of any labor union or other collective bargaining representative to organize any such employees.

(b)    No HMI Party has engaged in any plant closing or employee layoff activities that violate the Workers Adjustment and Retraining Notification Act, as amended, or any similar state or local plant closing or mass layoff statute rule or regulation.

4.12    Compliance with Applicable Law and Regulatory Matters. Parent and each of the HMI Entities have complied with all applicable Laws and Regulations, and are not in violation of, and have not received any notices of violation with respect to, any Laws and Regulations in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses, assets and properties. There are no Governmental Orders applicable to Parent or any of the HMI Entities which have had a Parent Material Adverse Effect.

4.13    Material Contracts. Except for the contracts set forth in Section 4.13 of the Parent Disclosure Schedule, no HMI Entity is a party to or is bound by any of the following:

(a)    any contract or agreement entered into, other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of or to invest in any other Person;

(b)    any contract or agreement limiting the freedom of any HMI Entity or any of their respective employees to engage in any line of business or to compete with any other Person or in any area;

(c)    any contract or agreement with any Affiliate of any HMI Entity; or

(d)    any agreement, option, commitment or right, not entered into in the ordinary course of business consistent with past practice, with, or held by, any Third Party to acquire any material portion of the assets or properties, or any material interest therein, of any HMI Entity.

4.14    Assets. Each HMI Entity owns, leases or has the right to use all the properties and assets necessary or currently used for the conduct of its respective businesses free and clear of all Liens of any kind or character, except Permitted Liens. All items of equipment and other tangible assets owned by or leased to the HMI Entities are in good condition and repair (ordinary wear and tear excepted). In the case of leased equipment and other tangible assets, the HMI Entities hold valid leasehold interests in such leased equipment and other tangible assets, free and clear of all Liens of any kind or character, except Permitted Liens.

4.15    Environmental Liability. The HMI Entities are and have been in compliance with all Environmental laws, except where such noncompliance would not, individually or in the aggregate, be material. To the Knowledge of Parent, there are no liabilities of any HMI Entity of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and, to the Knowledge of Parent, there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability. There are no legal, administrative, arbitral or other proceedings, claims or actions or any private environmental investigations or remediation activities or governmental investigations of any nature that would be reasonably likely to result in the imposition on any HMI Entity, of any liability or obligation arising under any Environmental Laws, pending or, to the Knowledge of Parent, threatened against any HMI Entity. No HMI Entity is subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or Third Party imposing any liability or obligation with respect to the foregoing.

4.16    Insurance. There is no claim pending under any insurance policy held by any HMI Entity with respect to its business as to which coverage has been questioned, denied or disputed by the underwriters of such policies. All premiums due and payable under all such policies have been paid, and each HMI Entity is otherwise in compliance in all material respects with the terms of its policies. Parent has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

4.17    Intellectual Property.

(a)    Each HMI Entity owns, or is licensed or otherwise possess rights to use all of the Intellectual Property used by it as of the date hereof (collectively, the “Parent Intellectual Property”) in the manner that it is currently used by such HMI Entity with, and such ownership, licenses and rights will not be affected by the consummation of the transactions contemplated by this Agreement. Each HMI Entity has taken all actions necessary to maintain and protect the Parent Registered Intellectual Property, including payment of applicable maintenance fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information. Each HMI Entity has complied with all necessary notice and marking requirements for the Parent Registered Intellectual Property. None of the Parent Registered Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, to the Knowledge of Parent, all Parent Registered Intellectual Property is valid and enforceable.

(b)    No HMI Entity has received written notice from any Third Party alleging any interference, infringement, misappropriation or violation by an HMI Entity of any rights of any Third Party to any Intellectual Property and, to the Knowledge of Parent, no HMI Entity has interfered with, infringed upon, misappropriated or violated any rights of any Third Party to any Intellectual Property. To the Knowledge of Parent, no Third Party has

interfered with, infringed upon, misappropriated or violated any Parent Intellectual Property. No HMI Entity has entered into any exclusive license or agreement relating to any Parent Intellectual Property with, Third Parties. No HMI Entity owes any royalties or payments to any Third Party for using or licensing to others any Parent Intellectual Property.

(c)    No HMI Entity is a party to any agreement, or has any other obligation to indemnify, any Person against a claim of infringement of or misappropriation by any Parent Intellectual Property.

4.18    Interests of Officers and Directors. None of the officers or directors of any HMI Entity or any of their respective Affiliates has any interest in any property, real or personal, tangible or intangible, used in the business of an HMI Entity, or in any supplier, distributor or customer of an HMI Entity, or any other relationship, contract, agreement, arrangement or understanding with any HMI Entity, except for the normal ownership interests of a stockholder.

4.19    Broker’s Fees. Neither Parent nor any of the HMI Entities or the HMI Owners has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement.

4.20    Certain Business Practices. No HMI Entity and no director, officer, agent or employee of any HMI Entity has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity on behalf of, or purportedly on behalf of, or for the business of an HMI Entity, or (ii) made any unlawful payments to officials or employees of Governmental Entities or to directors, officers or employees of foreign or domestic business enterprises, or violated any provision of the Foreign Corrupt Practices Act of 1977.

4.21    Disclaimer of Other Representations and Warranties. Each of Parent, Merger Sub and the HMI Entities acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, (a) neither Company nor any of its Subsidiaries makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger and neither Parent, Merger Sub nor any of the HMI Entities is relying on any representation or warranty except for those expressly set forth in this Agreement and (b) no Person has been authorized by Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger and, if made, such representation or warranty may not be relied on by Parent or any of the HMI Entities as having been authorized by Company or any of its Subsidiaries.

ARTICLE V.
CERTAIN COVENANTS OF THE PARTIES

5.1    Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Company shall, and shall cause each of its Subsidiaries, to (a) conduct its business in the ordinary course consistent with past practice and (b) use commercially reasonable efforts to preserve intact its present business organizations, keep available the services of its present executive officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

5.2    Actions Requiring Consent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly provided in this Agreement, Company shall not do, cause or permit any of the following, or allow, cause or permit any of its Subsidiaries to do, cause or permit any of the following, without the prior written consent of Parent:

(a)    Cause or permit any amendment, modification, alteration or rescission of the Certificate of Incorporation, the By-Laws, or the certificate of incorporation, by-laws or other charter or organizational documents of any of the Company’s Subsidiaries;

(b)    Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions by any wholly owned Subsidiary of Company to Company or another wholly owned Subsidiary thereof) or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or any of its Subsidiaries;

(c)    Issue, deliver, sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Company Common Stock pursuant to (i) the exercise of Company Options outstanding under the Company Equity Incentive Plans as of the date of this Agreement or (ii) the exercise of the Warrants;

(d)    Sell, transfer, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the business of Company and its Subsidiaries (taken as a whole), except in the ordinary course of business consistent with past practice;

(e)    (i) Incur any indebtedness for borrowed money, (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person or (iii) cancel, release, assign or modify any material amount of indebtedness of any other Person;

(f)    Enter into any lease for real property or personal property lease;

(g)    Make any capital expenditures, capital additions or capital improvements except (i) in the ordinary course of business consistent with past practice that do not exceed $100,000 in the aggregate and (ii) existing commitments under Material Contracts;

(h)    Reduce the amount of any insurance coverage provided by existing insurance policies;

(i)    Except as (i) required to comply with applicable law, (ii) provided for in this Agreement or (iii) required by any Company Employee Benefit Plan: (A) amend any Company Employee Benefit Plan or establish or commit to establish any new employee benefit plan, program, policy or arrangement; (B) provide any salary or bonus guarantee to any of its employees other than pursuant to existing agreements or (C) increase the salaries or wage rates of any of its employees;

(j)    Acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other means, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Company and its Subsidiaries (taken as a whole), or acquire or agree to acquire any equity securities of any corporation, partnership, limited liability company, association or business organization;

(k)    Other than as required by applicable Laws and Regulations, make, change or revoke any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, change any method of Tax accounting or Tax procedure or practice, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(l)    Revalue any of its assets other than as required by applicable law, rule or regulation;

(m)    Make any change to its accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;

(n)    Sell, transfer, abandon or change any domain names or URLs or fail to renew any existing domain name or URL registrations on a timely basis;

(o)    Adopt a plan or agreement of, or resolutions providing for or authorizing, any complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or business combination; or

(p)    Take or agree in writing to take, any of the actions described in Sections 5.2(a) through (o) above.

5.3    Actions by Parent or the HMI Entities Requiring Consent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly provided in this Agreement, Parent and each of the HMI Entities shall not do, cause or permit any of the following, without the prior written consent of Company:

(a)    Cause or permit any amendment of Parent’s certificate of incorporation or by-laws;

(b)    Sell, transfer to any Third Party or distribute as a dividend or other distribution any material portion of the assets of Parent or any of the HMI Entities, other than in the ordinary course of business consistent with past practice and except for the transfer of certain publishing business assets to an affiliate of the HMI Parties referred to in Section 4.13 of the Parent Disclosure Schedule;

(c)    Make any change to its accounting methods or practices, except as may be required by GAAP, Regulation S-X or other rule or regulation promulgated by the SEC;

(d)    Adopt a plan or agreement of, or resolutions providing for or authorizing, any complete or partial liquidation or dissolution; or

(e)    Take or agree in writing to take, any of the actions described in Sections 5.3(a) through (d) above.

5.4    No Solicitation.

(a)    Company shall not, nor shall it permit or authorize any of its Subsidiaries or any officer, director, employee, accountant, counsel, financial advisor, agent or other representative of Company or any of its Subsidiaries (collectively, the “Company Representatives”) to:

(i)    solicit or initiate, or knowingly encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal;

(ii)    participate in any discussions or negotiations regarding, or furnish to any Person any material, non-public information or data with respect to, or take any other action to knowingly facilitate the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; or

(iii)    except as permitted by Section 8.1(e), enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal.

Notwithstanding anything contained in this Section 5.4 or any other provision hereof to the contrary, Company or its Board of Directors may (A) take and disclose to Company’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (B) make such disclosure to Company’s stockholders as, in the good faith judgment of Company’s Board of Directors, after receiving advice from outside counsel, is required under applicable law; provided, that Company may not, except as permitted by Section 6.2(b), withdraw or modify, or propose to withdraw or modify, its approval or recommendation of this Agreement or the transactions contemplated hereby. Prior to the date the Company Stockholder Approval is obtained, Company may also: (x) furnish information concerning its business, properties or assets to any Person or group pursuant to a confidentiality agreement with terms and conditions similar to those of the Confidentiality Agreement, provided that Company shall promptly, and in any event within 24 hours, provide to Parent any non-public information concerning Company provided to any other Person or group which was not previously provided to Parent; and (y) negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if in the case of both (x) and (y) such Person or group has submitted a Superior Proposal.

(b)    Company will promptly (and in any event within 24 hours of Company becoming aware of the same) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by Company with respect to any Takeover Proposal, and Company will promptly (and in any event within 24 hours of Company becoming aware of the same) communicate to Parent the terms and conditions of any proposal, discussion, negotiation or inquiry which it may receive and of any modifications thereof. Company will keep Parent reasonably informed of the status and details of any such Takeover Proposal.

(c)    Upon execution of this Agreement, Company shall, and it shall cause the Company Representatives to, immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Takeover Proposal.

5.5    Tax Treatment.

(a)    Prior to and at the Effective Time, each Party shall use its reasonable best efforts to cause the exchange of HMI Ownership Interests for Parent Common Stock and the exchange of Company Stock for the Merger Consideration, pursuant to the Contribution and the Merger, respectively, when taken together, to qualify as an exchange to which Section 351(a) of the Code applies, and shall not take any action reasonably likely to cause such exchanges not to so qualify. Each of Parent and Company hereby confirm their respective understandings that the Parent Special Stock is properly characterized for United States Federal and state income tax purposes as stock that is other than “nonqualified preferred stock” within the meaning of Section 351(g)(2) of the Code. Unless other required by applicable Law and Regulations or as a result of a final determination (within the meaning set forth in Section 1313(a) of the Code) each of Parent and Company agree to treat the Parent Special Stock for all United States Federal and state income tax reporting purposes as stock that is not “nonqualified preferred stock.”

(b)    Each of the HMI Parties and Company shall use its reasonable best efforts to obtain the opinions referred to in Sections 6.1(a)(i) and 7.2(e), including by executing letters of representation reasonably requested by the legal counsel providing such opinions.

5.6    Certificates of Non-Foreign Status. Each HMI Owner shall deliver to Parent a certificate of non-foreign status that complies with Treasury Regulations Section 1.1445-2(b)(2).

ARTICLE VI.
ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Form S-4.

(i)    As promptly as practicable following the date hereof, the Parties shall prepare the Form S-4 and any amendment or supplement thereto pursuant to which shares of Parent Stock and Parent Special Stock issuable in connection with the transactions contemplated by this Agreement will be registered with the SEC (the “Form S-4”) (in which the Proxy Statement will be included) and Parent and the HMI Entities shall file (or cause to be filed) the Form S-4 with the SEC, in which filing Company shall join with respect to the Proxy Statement. Prior to the Form S-4 being declared effective by the SEC under the Securities Act, the HMI Parties and Company shall, respectively, request Mayer Brown LLP and Howard Rice Nemerovsky Canady Falk & Rabkin, A Professional Corporation to deliver to the HMI Owners and to Company their respective tax opinions satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, such counsel shall be entitled to rely on tax representation letters executed by Company and the HMI Parties and addressed to such firms containing such representations regarding factual matters relevant to the foregoing legal opinions as either or both such firms may reasonably request. Each of the Parties shall use its reasonable best efforts to have the Proxy Statement cleared and the Form S-4 declared effective by the SEC as promptly as practicable after such filing and shall use their reasonable best efforts to keep the Form S-4 effective as long as is necessary to consummate the transactions contemplated hereby. As promptly as practicable following the date hereof, each of the Parties shall make all other filings required to be made by it with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable state “blue sky” laws. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other parties with copies of any written comments, and advise each other of any oral comments received from the SEC with respect to the Form S-4, including the Proxy Statement. Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to Company’s stockholders as promptly as practicable after the Form S-4 is declared effective by the SEC. Each of the Parties will advise the other Parties, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the transactions provided for in this Agreement for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4. If at any time prior to the Effective Time any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, is discovered by any of the Parties that should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party discovering such information shall promptly notify the other Parties and the Parties shall cause an appropriate amendment or supplement containing or describing such information to be promptly filed with the SEC and disseminated to the holders of the Company Common Stock.

(ii)    The information supplied by Company for inclusion or incorporation in the Form S-4 shall not at the time the Form S-4 is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, that will be used to seek the Company Stockholder Approval in connection with the transactions contemplated by this Agreement included in the Form S-4 shall not, on the date the proxy statement/prospectus is first mailed to the Company stockholders or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(iii)    The information supplied by the HMI Parties for inclusion in the Form S-4 or any amendment or supplement thereto shall not at the time the Form S-4 is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the HMI Parties for inclusion in the proxy statement/prospectus, or any amendment or supplement thereto, that will be used to seek the Company Stockholder Approval in connection with the transactions contemplated by this Agreement included in the Form S-4 shall not, on the date the proxy statement/prospectus is first mailed to the Company stockholders or at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    Parent and Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers, employees and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice, application or other document made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement.

(c)    Parent and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2    Stockholder Approval.

(a)    As promptly as practicable following the execution of this Agreement, Company shall take all action necessary under applicable legal requirements to call, give notice of and hold a meeting of the holders of Company’s capital stock to vote on a proposal to adopt this Agreement (the “Company Stockholders’ Meeting”). The Company Stockholders’ Meeting shall be held (on a date selected by Company in consultation with Parent) as promptly as practicable after the Form S-4 has been declared effective by the SEC. Company shall use commercially reasonable efforts to ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with applicable legal requirements. Subject to the provisions of Section 6.2(b), the Proxy Statement shall include the Company Board Recommendation.

(b)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the termination of this Agreement, Company’s Board of Directors, or any committee thereof, may withdraw or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation if Company’s Board of Directors determines in good faith (after receiving advice of outside legal counsel) that such action is required to discharge its fiduciary duties to Company’s stockholders under Delaware Law. Further, Company may postpone the Company Stockholders’ Meeting following such a change in the Company Board Recommendation for a period of up to five Business Days if the Board determines in good faith (after receiving advice of outside legal counsel) that such action is required by applicable securities laws or is required to discharge the Board’s fiduciary duties to Company Stockholders under Delaware Law.

6.3    Access to Information.

(a)    Subject to the Confidentiality Agreement, Company agrees to provide Parent, the HMI Entities and their respective officers, directors, employees, accountants, counsel, financial advisors, agents and other representatives (collectively, the “Parent and HMI Entities Representatives”), from time to time prior to the earlier of the Effective Time or the termination of this Agreement, such information as Parent shall reasonably request with respect to Company and its Subsidiaries and their respective businesses, financial conditions, employees and operations. Parent and the HMI Entities shall hold, and shall cause their respective Affiliates and the Parent and HMI Entities Representatives to hold, any non-public information received from Company, directly or indirectly, in accordance with the Confidentiality Agreement.

(b)    Subject to the Confidentiality Agreement, Parent and the HMI Entities agree to provide Company and the Company Representatives, from time to time prior to the earlier of the Effective Time or the termination of this Agreement, such information as Company shall reasonably request with respect to Parent and the HMI Entities and their respective businesses, financial conditions, employees and operations. Company shall hold, and shall cause its Affiliates and the Company Representatives to hold, any non-public information received from Parent or the HMI Entities, directly or indirectly, in accordance with the Confidentiality Agreement.

6.4    Public Disclosure. Unless otherwise permitted by this Agreement, the Parties shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement or any of the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld or delayed), except as may be required by law or as required of Company pursuant to its listing agreement with The NASDAQ Stock Market, in which case the Party proposing to issue such press release or make such public statement or disclosure shall use commercially reasonable efforts to consult with the other Parties before issuing such press release or making such public statement or disclosure.

6.5    Cooperation; Further Assurances. Each of the Parties shall use its commercially reasonable efforts to effect the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Each Party hereto shall cooperate with the other and promptly prepare and file all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement. Each of the Parties hereto, at the reasonable request of another Party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting the consummation of this Agreement and the transactions contemplated hereby.

6.6    Director and Officer Indemnification.

(a)    The provisions of the certificate of incorporation and by-laws of the Surviving Corporation relating to indemnification of officers, directors, employees and agents, shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the persons who at any time prior to the Effective Time were identified as prospective indemnitees under the Certificate of Incorporation or By-Laws of Company in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated hereby), unless such modification is required by law.

(b)    Parent shall cause, to the full extent Parent has power to do so, the Surviving Corporation to comply with the provisions of the certificate of incorporation and the by-laws of the Surviving Corporation, and with agreements of Company in effect at the date of this Agreement, relating to indemnification of the present and former officers, directors and employees of Company.

(c)    For six years after the Effective Time, Parent shall cause the Surviving Corporation to use commercially reasonable efforts to provide officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such person covered immediately prior to the Effective Time by Company’s officers’ and directors’ liability insurance policy with substantively the same coverage and amounts and on terms and conditions which are reasonably comparable to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this paragraph, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 250% of the current amount per annum paid by Company, and if the Surviving Corporation is unable to obtain the insurance required by this paragraph, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

6.7    Rule 16b-3. Parent, Merger Sub and Company shall take all commercially reasonable actions as may be required to cause the dispositions of equity securities of Company by each individual who is a director or officer of Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.8    Employee Benefits.

(a)    As of immediately following the Closing Date, Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, provide to such employees that continue to be employed by the Surviving Corporation or an HMI Entity with employee benefits in the aggregate equivalent to those provided to similarly situated employees of Parent at such time. Nothing in this Agreement shall be construed to create a right in any employee of Company or any of its Subsidiaries to employment with Parent, the Surviving Corporation or any other Subsidiary of Parent and, subject to any written agreement between an employee and Company, any of its Subsidiaries, Parent, the Surviving Corporation or any other Subsidiary of Parent, the employment of each employee of Company or any of its Subsidiaries who continues employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (a “Continuing Employee”) shall be “at will” employment that may be terminated by the relevant employer or the employee at any time for any reason or without any reason.

(b)    If requested by Parent, Company shall, immediately prior to the Closing, terminate any one or more of the Company Employee Benefit Plans. In the event Parent requests that any of the Company Employee Benefit Plans be terminated, Company shall adopt resolutions and shall take all other actions necessary to effect the termination of any such plans, to be effective no later than the Closing Date, and shall provide to Parent executed resolutions by the board of directors of Company authorizing the termination of any such plans.

(c)    With respect to employee benefit plans, if any, of Parent or its subsidiaries in which Continuing Employees become eligible to participate after the Effective Time (the “Parent Plans”), Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Parent Plan that is a medical or health plan or, as applicable, any disability plan, (x) waive any exclusions for pre-existing conditions under such Parent Plan that would result in a lack of coverage for any condition for which the applicable Continuing Employee would have been entitled to coverage under the corresponding Company Employee Benefit Plans in which such Continuing Employee was an active participant immediately prior to his or her transfer to the Parent Plan, (y) waive any waiting period under such Parent Plan, and (z) provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee prior to his or her transfer to the Parent Plan (to the same extent such credit was given under the analogous Company Employee Benefit Plans prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Parent Plan for the plan year that includes such transfer, provided, however, that any required third-party consent for such waivers and crediting of co-payments and deductibles is obtained (and Parent agrees to use commercially reasonable efforts to obtain such consents) and further provided that the Continuing Employees (and their respective dependents and beneficiaries, as applicable) provide appropriate written consent for disclosure of information by the applicable Company Employee Benefit Plans to the applicable Parent Plans as necessary for the crediting of co-payments and deductibles; and (ii) recognize service of the Continuing Employees with Company or its subsidiaries (or their respective predecessors) for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Parent Plan in which the Continuing Employees are eligible to participate after the Effective Time, to the extent that such service was recognized for that purpose under the analogous Company Employee Benefit Plans prior to such transfer; provided, however, that the foregoing shall not apply to the extent it would result in duplication of benefits.

6.9    Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all commercially reasonable actions necessary to delist the Company Common Stock from The NASDAQ Stock Market, such delisting to become effective at the Effective Time.

ARTICLE VII.
CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of Parent, Merger Sub, Company and the HMI Owners to effect the Merger and the Contribution shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or the Contribution shall be in effect; nor shall there be any statute, rule, regulation or order enacted, entered or enforced which prevents or prohibits the consummation of the Merger or the Contribution. In the event an injunction or other order shall have been issued, each Party agrees to use its commercially reasonable efforts to have such injunction or other order lifted.

(c)    Governmental Consents and Approval. The Parties and their respective Subsidiaries shall have timely obtained from any applicable Governmental Entity all approvals, waivers, consents or indications of non-objection, if any, necessary for consummation of or in connection with the transactions contemplated hereby.

(d)    Form S-4. The Form S-4 shall have been declared effective by the SEC or otherwise have become effective under the Securities Act, no stop order suspending such effectiveness of the Form S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC.

7.2    Additional Conditions to the Obligations of Parent and the HMI Owners. he obligations of Parent and the HMI Owners to consummate the Merger and the Contribution shall be subject to the satisfaction or waiver by Parent and the HMI Owners at or prior to the Closing Date of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date, and except that the representations and warranties set forth in Sections 3.1 (other than with respect to qualification to do business and being in good standing in certain jurisdictions as referred to in the second sentence of Section 3.1), 3.2(a), Section 3.2(b) and 3.3(a) shall be true and correct in all respects; provided that, if any of such representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Company Material Adverse Effect), then the condition stated in this Section 7.2(a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Company Material Adverse Effect) shall not be or have a Company Material Adverse Effect.

(b)    Performance of Obligations. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Certificate of Company. Parent and the HMI Owners shall have received a certificate executed on behalf of Company by its Chief Executive Officer or Chief Financial Officer, in their capacities as such, that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

(d)    Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, development, circumstance or set of circumstances, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e)    Legal Opinion. The HMI Owners shall have received an opinion of Mayer Brown LLP in form and substance reasonably satisfactory to the HMI Owners to the effect that (i) for U.S. federal income tax purposes the Contribution and the Merger, taken together, will constitute exchanges described in Section 351 of the Code and (ii) the HMI Owners will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Contribution and the Merger. In rendering such opinion, such counsel shall be entitled to rely upon representations of the HMI Parties and Company, including those contained in the tax representation letters delivered pursuant to Section 6.1(a).

(f)    Appraisal Demands. Holders of not more than 5% of the outstanding shares of Company Common Stock shall have made a demand for appraisal and payment for their shares pursuant to Section 262 of the Delaware Law.

7.3    Additional Conditions to Obligations of Company. The obligations of Company to consummate the Merger and the Contribution shall be subject to the satisfaction or waiver by Company at or prior to the Closing Date of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and the HMI Entities set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties are expressly made only as of an earlier date, in which case as of such earlier date; provided that, if any of such representations and warranties shall not be true and correct (for this purpose disregarding any qualification or limitation as to materiality or a Parent Material Adverse Effect), then the condition stated in this Section 7.3(a) shall be deemed satisfied if and only if the cumulative effect of all inaccuracies of such representations and warranties (for this purpose disregarding any qualification or limitation as to materiality or Parent Material Adverse Effect) shall not be or have a Parent Material Adverse Effect.

(b)    Performance of Obligations. Parent, the HMI Entities and the HMI Owners shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)    Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent, the HMI Entities and the HMI Owners by an authorized officer of each, in his or her capacity as such, that the conditions set forth in Sections 7.3(a) and (b) have been satisfied.

(d)    Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, development, circumstance or set of circumstances, which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(e)    Unencumbered Cash. Parent and the HMI Entities shall, in the aggregate, have cash and cash equivalents (as that term is defined by Company in the preparation of its financial statements) not subject to a Lien to secure indebtedness, other than general Liens covering all or substantially all of the assets of Parent or one or more of the HMI Entities, equal to (A) $5,200,000 reduced by (B) the costs and expenses incurred by the HMI Parties in connection with the transactions provided for in this Agreement, including fees and disbursements of accountants and legal counsel, but not to exceed (for this purpose only) $500,000.

ARTICLE VIII.
TERMINATION AND AMENDMENT

8.1    Termination. Whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company, this Agreement may be terminated:

(a)    by mutual consent of Parent and Company at any time prior to the Effective Time;

(b)    by either Parent or Company if the Closing shall not have occurred on or before April 30, 2009; provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c)    by Parent at any time prior to the Effective Time, if: (i) Company shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in Section 7.2(a) or (b) not to be satisfied and such breach shall not have been cured within 20 Business Days of receipt by Company of written notice of such breach (provided that the right to terminate this Agreement by Parent shall not be available to Parent if Parent or Merger Sub is at that time in material breach of this Agreement); (ii) the Board of Directors of Company shall have withdrawn or modified the Company Board Recommendation in any manner adverse to Parent, the HMI Entities, the HMI Owners or Merger Sub or shall have resolved to do so; or (iii) the Board of Directors of Company shall (x) have recommended, endorsed, accepted or agreed to a Takeover Proposal or shall have resolved to do so, or (y) not have sent to holders of shares of Company Common Stock within 10 Business Days after the commencement of any tender or exchange offer or solicitation made in connection with any Takeover Proposal, a statement recommending rejection of such offer or solicitation;

(d)    by Company at any time prior to the Effective Time, if Parent or Merger Sub shall have breached any of its representations, warranties or obligations hereunder to an extent that would cause the conditions set forth in Section 7.3(a) or (b) not to be satisfied and such breach shall not have been cured within 20 Business Days of receipt by Parent of written notice of such breach (provided that the right to terminate this Agreement by Company shall not be available to Company if Company is at that time in material breach of this Agreement);

(e)    by Company at any time prior to the date the Company Stockholder Approval is obtained in order to enter into an agreement with respect to a Superior Proposal if: (i) Company has provided Parent written notice that it intends to terminate this Agreement pursuant to this Section 8.1(e) to accept such a Superior Proposal, specifying the terms and conditions of such Superior Proposal; and (ii) Parent has not within five Business Days of receipt of such written notice subsequently made an offer that the Company’s Board of Directors determines in good faith (after receiving advice of its independent financial advisors) is at least as favorable taking into account the Termination Fee as such Superior Proposal;

(f)    by either Parent or Company if at any time prior to the Effective Time any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable; or

(g)    by either Parent or Company if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or any postponement or adjournment thereof.

8.2    Effect of Termination. If this Agreement is terminated as provided in Section 8.1, there shall be no liability or obligation on the part of any of the Parties or their respective officers, directors, stockholders or Affiliates; provided, that (a) the provisions of Section 6.4 (Public Disclosure), Section 8.3 (Expenses and Termination Fees), Section 9.8 (Third Party Beneficiaries), Section 9.9 (Governing Law) and this Section 8.2 shall survive any termination of this Agreement and (b) nothing herein shall relieve any party from liability for intentional breach of this Agreement or for fraud in connection with this Agreement or the transactions contemplated hereby.

8.3    Expenses and Termination Fee.

(a)    Whether or not the Merger and the Contribution are consummated, all costs and expenses incurred by Company and the HMI Parties in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of their advisers, agents, accountants and legal counsel) shall be paid by the Party incurring such expense, it being understood and agreed that expenses incurred in connection with printing and distributing the Proxy Statement, one-half of the filing fees incurred in connection with the Form S-4 (including the Proxy Statement) and one-half of any other filing fees payable to Government Entities in connection with the transactions provided for in this Agreement shall be expenses of Company.

(b)    In the event that either (A) Company shall terminate this Agreement pursuant to Section 8.1(e) or (B) Parent shall terminate this Agreement pursuant to Section 8.1(c)(ii) or (iii), Company shall pay the Termination Fee to Parent.

(c)    In the event that (A) either (i) Parent shall terminate this Agreement pursuant to Section 8.1(c)(i), or (ii) Parent or Company shall terminate this Agreement pursuant to Section 8.1(f) or (g), (B) prior to the time of such termination there shall have been a Takeover Proposal with respect to Company, and (C) within twelve months after such termination of this Agreement, either (i) a definitive agreement is entered into by Company with respect to a Takeover Proposal or (ii) a Takeover Proposal is consummated, Company shall pay the Termination Fee to Parent.

(d)    In the event that this Agreement is terminated pursuant to Section 8.1(c) (other than termination pursuant to (A) Section 8.1(c)(i) based on breach of representation or warranty due to changes in facts occurring after the date hereof and not within the control of Company, or (B) Section 8.1(c)(ii) if the withdrawal or modification of the Company Board Recommendation is in connection with a termination of this Agreement by Company pursuant to 8.1(e) or is based solely on an actual breach of representation, warranty or covenant by the HMI Parties), or Section 8.1(g) and no Takeover Proposal has been made prior thereto, Company shall pay to the HMI Parties all of their reasonable, actual and documented out-of-pocket fees and expenses incurred on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement; provided, that such expense reimbursement obligation shall be limited to a maximum of $500,000 in the event this Agreement is terminated pursuant to Section 8.1(g). Company shall pay the expenses of the HMI Parties as provided herein promptly, and in any event within 5 Business Days, following presentation by the HMI Parties of a request for such payment accompanied by reasonable documentation supporting such payment request, which request may only be made in connection with or after termination of this Agreement.

(e)    In the event that a Termination Fee is payable to Parent, Company shall pay the Termination Fee to Parent: (i) within five days after the date of termination, in the event that the Termination Fee is payable pursuant to Section 8.3(b)(B); (ii) at the earlier of the time that a definitive agreement is entered into by the Company or the time the Takeover Proposal is consummated, in the event that the Termination Fee is payable pursuant to Section 8.3(c), or (iii) on the date of termination, in the event that the Termination Fee is payable pursuant to Section 8.1(e).

(f)    In the event that Company fails to pay either or both of the expenses of Parent, the HMI Entities and the HMI Owners or the Termination Fee when due under this Section 8.3 and Parent commences a suit which results in a judgment against Company for such overdue amount, then (i) Company shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with such suit and the collection of such overdue amount and (ii) Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at the rate of 7% per annum.

(g)    The HMI Parties hereby agree, that, upon any termination of this Agreement under circumstances in which the Termination Fee is required to be paid, and provided such Termination Fee is timely paid in full, the HMI Parties and their Affiliates (including Merger Sub) shall be precluded from seeking any remedy against the Company and its Affiliates, at law or in equity or otherwise (except as otherwise provided in this Agreement, including Sections 8.3(d) and (f)), and neither the HMI Parties nor any of their Affiliates (including Merger Sub) may seek (and the HMI Parties shall cause their Affiliates (including Merger Sub) not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its Affiliates, or any of the Company Representatives in connection with this Agreement or the transactions contemplated hereby or the termination or breach of this Agreement. The HMI Parties acknowledge that the agreements contained in this Section 8.3(g) are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Company would not enter into this Agreement, and Parent and the Company acknowledge and agree that the Termination Fee is reasonable and not a penalty.

8.4    Amendment. The Parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that requires further approval under applicable law.

8.5    Extension; Waiver. At any time prior to the Effective Time any Party may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto intended for such Party’s benefit, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE IX.
GENERAL PROVISIONS

9.1    Nonsurvival of Representations, Warranties and Agreements. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in ARTICLE I, Section 6.4 (Public Disclosure), Section 6.5 (Cooperation; Further Assurances), Section 6.6 (Director and Officer Indemnification), Section 6.8 (Employee Benefits), Section 8.3 (Expenses and Termination Fee) and this ARTICLE IX shall survive the Effective Time.

9.2    Notices. All notices and other communications required or permitted to be given hereunder shall be sent in writing to the party to whom it is to be given with copies to all other parties as follows (as elected by the party giving such notice) and be either personally delivered against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with a nationally recognized express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)  if to Parent, the HMI Entities or the HMI Owners to:

Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, CA 90024
Attention: Stephen P. Jarchow, Chairman of the Board
Facsimile: (310) 806-4268

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
350 South Grand Avenue
25th Floor
Los Angeles, CA 90071-1503
Attention: James R. Walther
Facsimile: (213) 576-8153

(b)  if to Company, to:

PlanetOut Inc.
1355 Sansome Street
San Francisco, CA 9411
Attention: Karen Magee, Chief Executive Officer
Facsimile: 415-834-6216

with a copy (which shall not constitute notice) to:

Howard Rice Nemerovski Canady Falk & Rabkin,
  A Professional Corporation
Three Embarcadero Center, Seventh Floor
San Francisco, CA 94111-4024
Attention: Michael J. Sullivan
Facsimile: (415) 217-5910

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

9.3    Interpretation. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Time is of the essence in determining the rights of, and compliance with the terms of this Agreement by, the Parties.

9.4    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, including delivery by facsimile or other electronic means, it being understood that all parties need not sign the same counterpart.

9.5    Entire Agreement. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.

9.6    Remedies. Nothing in this Agreement is intended either to preclude any Party from seeking or to authorize any Party to seek specific performance of this Agreement as a remedy in the event of a breach of this Agreement.

9.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

9.8    Third Party Beneficiaries. Except for the right of Persons who are entitled to coverage under the Company’s directors and officers liability insurance immediately prior to the Effect Time to enforce the provisions of Section 6.6 (Director and Officer Indemnification), (i) the parties signatory hereto hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other such parties hereto, in accordance with and subject to the terms of this Agreement, and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law.

9.10    Consent to Jurisdiction. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Delaware state court or Federal court of the United States of America sitting within the State of Delaware, and any respective appellate court, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally: (i) agrees not to commence any such action or proceeding except in such courts; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware State court or, to the extent permitted by law, in such Federal court; (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware State or Federal court; and (iv) waives, to the fullest extent permitted by law, the defense of lack of personal jurisdiction or an inconvenient forum to the maintenance of such action or proceeding in any such Delaware State or Federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable law.

9.11    Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.12    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void, invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto.

9.13    Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive its reasonable attorneys’ fees and costs and expenses incurred in such action or suit.

[Signature page follows]

In Witness Whereof, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PlanetOut Inc.

By:	/s/ Karen Magee
Name:     Karen Magee

Title:	Chief Executive Officer

Here Media Inc.

By:	/s/ Stephen P. Jarchow
Name:     Stephen P. Jarchow

Title:	Chairman of the Board

HMI Merger Sub

By:	/s/ Stephen P. Jarchow
Name:     Stephen P. Jarchow

Title:	Chairman of the Board

HMI Owners:

/s/  Stephen P. Jarchow
Stephen P. Jarchow

/s/  Paul A. Colichman
Paul A. Colichman

Here Management LLC

by:	/s/ Stephen P. Jarchow
Stephen P. Jarchow, its Manager

HMI Entities:

Here Networks LLC

By:	Here Management LLC, its Manager

by:	/s/ Stephen P. Jarchow
Stephen P. Jarchow, its Manager

Regent Entertainment Media Inc.

by:	/s/ Stephen P. Jarchow
Stephen P. Jarchow
Chairman of the Board

EXHIBIT A

Parent Stock to be Issued and Reserved for Issuance upon Closing of Contribution and Merger1

	Common Stock		Special Stock
	Number of	% of	Number of	% of
Stockholder	Shares	Total	Shares	Total
HMI Owners (issued in Contribution)

Stephen P. Jarchow	613,313	3%	0.0	0.0%

Paul A. Colichman	408,875	2%	0.0	0.0%

Here Management, LLC	15,332,828	75%	0.0	0.0%

Total HMI Owners	16,355,016	80.0%	0.0	0.0%

Former Company Stockholders and Holders of	4,088,754	20.0%	4,088,754	100.0%

the Excluded Warrants (issued in Merger)

Total	20,443,770	100.0%	4,088,754	100.0%

1	Numbers of shares, but not percentages, shown are subject to adjustment pursuant to Section 2.1 of the Agreement to the extent that the number of shares of Company Common Stock is greater or fewer than 4,088,754 immediately prior to the Effective Time.

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EXHIBIT B

Certificate of Incorporation of Parent

CERTIFICATE OF INCORPORATION
OF
HERE MEDIA, INC.

I.

The name of the corporation is Here Media, Inc.

II.

The address of the registered office of the corporation in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle, and the name of the registered agent of the corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

IV.

A.    The corporation is authorized to issue three classes of stock, to be designated, respectively, “Common Stock,” “Preferred Stock” and “Special Stock.” The total number of shares which the corporation is authorized to issue is [•] Million ([•]) shares, of which [•] Million ([•]) shares shall be Common Stock, each having a par value of one-tenth of one cent ($.001), [•] Million ([•]) shares shall be Preferred Stock, each having a par value of one-tenth of one cent ($.001), and [•] Million ([•]) shares shall be Special Stock, each having a par value of one-tenth of one cent ($.001).

B.    The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by filing a certificate (a “Preferred Stock Designation”) pursuant to the Delaware General Corporation Law, to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

C.    The Special Stock shall have the rights, preferences, privileges and restrictions specified herein.

(1)    Dividends and Distributions. The Special Stock shall not be entitled to dividends or any other distributions, other than distributions under the circumstances and to the extent provided in paragraph (4) below.

(2)    Voting Rights. Except as otherwise required by law or expressly provided herein, the holders of Special Stock shall not be entitled to vote on any matter to be voted on by the stockholders of the corporation.

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(3)    Protective Provisions. In addition to any other vote or consent required herein or by law, the corporation shall not (whether by merger, consolidation or otherwise), without first obtaining the affirmative vote of the holders of a majority of the outstanding shares of Special Stock, voting together as a single class:

(a)    alter or change the powers, preferences or special rights of the Special Stock so as to affect the holders thereof adversely;

(b)    issue any additional shares of Special Stock after the date of initial issuance of the Special Stock; or

(c)    amend this paragraph (3).

(4)    Liquidation, Dissolution or Winding Up.

(a)    Upon any liquidation, dissolution or winding up of the corporation, if distribution of the Total Liquidation Value to holders of Common Stock ratably in accordance with the number of shares held by each such holder would result in the receipt of cash, property or cash and property having an aggregate value per share of Common Stock that is less than $4.00* per share, then, prior to any distribution to holders of Common Stock, the holders of Special Stock shall be entitled to receive liquidation proceeds per share of Special Stock in an amount equal to the amount derived from the following equation; provided, that in no event shall such amount exceed $4.00:

Proceeds per Share of Special Stock	=	$4.00	−	Total Liquidation Value − ($4.00 x Total Number of Outstanding Shares of Special Stock) Total Outstanding Shares of Common Stock − Total Number of Outstanding Shares of Special Stock

If payments are required to be made on the Special Stock, the payment per share of Common Stock which is payable after payment to the holders of Special Stock (the “Liquidation Balance per Common Share”) shall be derived from the following equation:

Liquidation Balance per Common Share	=	Total Liquidation Value − ($4.00 x Total Number of Outstanding Shares of Special Stock) Total Outstanding Shares of Common Stock − Total Number of Outstanding Shares of Special Stock

For the purposes of this paragraph (4), “Total Liquidation Value” shall mean the value remaining after payment in full of the claims of all of the corporation’s creditors, the liquidation preferences of any and all classes of Preferred Stock and all accrued but unpaid dividends which the holders of Preferred Stock are then entitled to receive pursuant to the terms of such Preferred Stock, if any. If, upon liquidation, dissolution or winding up of the corporation, distributions are made other than in cash, the value of such distributions shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(b)    For the purposes of this paragraph (4), neither the consolidation or merger of the corporation with or into one or more other entities, nor the sale, conveyance, exchange or transfer of all or substantially all of the property and assets of the corporation shall be deemed a liquidation, dissolution or winding up of the corporation; provided, however, that the consolidation or merger of the corporation with or into one or more other entities, or the sale, conveyance, exchange or transfer of all or substantially all of the property and assets of the corporation, in which in each of the foregoing cases, (i) 50% or more of the value (as determined by the Board of Directors in good faith) of the consideration paid or issued in exchange for the common stock of the corporation or such property or assets consists of cash, publicly traded securities or a combination of cash and publicly traded securities, and (ii) such transaction results in a change in “control” of the corporation (as the term “control” is defined in SEC Rule 12b-2 promulgated by the Securities and

* This amount is based on an assumed number of outstanding shares of Company Common Stock of 4,088,889 and an aggregate liquidation preference of $16,355,556. In the event the aggregate of the number of shares of Company Common Stock outstanding at the Closing and shares of Company Common Stock issuable under warrants or other rights, other than the Excepted Warrants, exceeds that number by more than 10,000 shares, the $4.00 amount shall be proportionately reduced by dividing $16,355,556 by the correct number of such shares of Company Common Stock.

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Exchange Commission under the Securities Exchange Act of 1934), shall be deemed a liquidation, dissolution or winding up of the corporation. In the event a transaction of the type referred to in the proviso to the preceding sentence occurs, the consideration payable to holders of the common stock of the corporation in such transaction shall, for purposes of applying the provisions of subparagraph (a) of this paragraph (4), be treated as liquidation proceeds.

(c)    All references in this paragraph (4) and in the following paragraph (5)(b) to “$4.00” or “$4.00 per share” shall be adjusted to the extent appropriate, as determined by the Board of Directors, to reflect stock splits, reverse stock splits, dividends or distributions made in shares of Common Stock, or reclassifications, in each case with respect to the Common Stock.

(5)    Cancellation.

(a)    All outstanding shares of Special Stock shall be cancelled automatically on the date in 2013 that is the fourth anniversary of the initial issuance of the special stock (the “Special Stock Cancellation Date”), if not cancelled prior that date pursuant to subparagraph (b) or (c) of this paragraph 5, without payment of any consideration therefor and without necessity of any notice or other action by the corporation; provided, that such cancellation shall not extinguish the right, if any, of holders of shares of Special Stock to receive amounts provided for in the immediately preceding paragraph (4) of this Article IV as a result of a liquidation, dissolution or winding-up of the corporation that occurred prior to Special Stock Cancellation Date.

(b)    If, at any time prior to the Special Stock Cancellation Date, the corporation shall have offered and sold its Common Stock in a Public Equity Offering, then all outstanding shares of Special Stock shall be automatically cancelled, without payment of any consideration therefor and without any necessity of any notice or other action by the corporation. For purposes of this paragraph (b), the term “Public Equity Offering” shall mean an underwritten public offer and sale, or a private placement in the form commonly known as a “Private Investment in Public Equity” or “PIPE” transaction, of Common Stock of the corporation at a per share price of at least $4.00 per share and resulting in gross proceeds to the corporation of at least $20.0 million (including any sale of common shares purchased upon the exercise of any over-allotment option granted in connection therewith); provided, that an acquisition of the corporation by a special purpose acquisition company or similar transaction, as determined by the Board of Directors of the corporation, other than an acquisition solely for cash, that values the Common Stock of the corporation at a per share price of at least $4.00 per share, shall be deemed a “Public Equity Offering” for purposes of this subparagraph (b).

(c)    The shares of Special Stock shall be cancelled upon the affirmative vote of the holders of a majority of the outstanding shares of Special Stock, voting together as a single class.

(6)    Rank. The Special Stock shall rank, with respect to the distribution of assets upon liquidation, dissolution or winding-up of the corporation, senior and prior in right to the Common Stock and junior to all series of the corporation’s Preferred Stock.

V.

For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation and regulation of the powers of the corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A.    (1)    The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors.

      (2)    Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the first annual meeting of stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of

C-B-3

stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Notwithstanding the foregoing provisions of this Article, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

      (3)    Subject to the rights of the holders of any series of Preferred Stock, no director shall be removed without cause. Subject to any limitations imposed by law, the Board of Directors or any individual director may be removed from office at any time with cause by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock of the corporation, entitled to vote at an election of directors (the “Voting Stock”).

      (4)    Subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, except as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

B.    (1)    The Bylaws may be altered or amended or new Bylaws adopted by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock. The Board of Directors shall also have the power to adopt, amend, or repeal Bylaws.

      (2)    The directors of the corporation need not be elected by written ballot unless the Bylaws so provide.

      (3)    No action may be taken by the stockholders of the corporation except at an annual or special meeting of stockholders called in accordance with the Bylaws. No action may be taken by the stockholders by written consent.

      (4)    Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in authorized directorships at the time any such resolution is presented to the Board of Directors for adoption), and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

      (5)    Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the corporation shall be given in the manner provided in the Bylaws of the corporation.

VI.

A.    A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability

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of a director shall be eliminated or limited to the fullest extent permitted by the Delaware General corporation Law, as so amended.

B.    Any repeal or modification of this Article VI shall be prospective only and shall not affect the rights of any person under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to any alleged liability or indemnification.

VII.

A.    The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article VII, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B.    Notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the Voting Stock required by law, this Certificate of Incorporation or any Preferred Stock Designation, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, and VII.

VIII.

The name and the mailing address of the Sole Incorporator is as follows:

Name	Mailing Address

[•]

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In Witness Whereof, this Certificate has been subscribed this [•] day of [•], 2008 by the undersigned who affirms that the statements made herein are true and correct.

/s/  [•]

[•]
Sole Incorporator

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Annex D

Section 262 of the Delaware General Corporation Law (Appraisal Rights)

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or another enterprise if serving such enterprise at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper. Section 145 of the Delaware General Corporation Law further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Here Media’s Bylaws provide, with certain permitted exceptions, that Here Media shall indemnify its directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware General Corporation Law. Here Media may modify the extent of such indemnification by individual contracts with its directors and officers. An additional exception is that Here Media shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors of Here Media, (iii) such indemnification is provided by Here Media, in its sole discretion, pursuant to the powers vested in Here Media under the Delaware General Corporation Law, or (iv) such indemnification is otherwise required by law, by agreement, or by vote of the stockholders or disinterested directors.

Article VI of Here Media’s Certificate of Incorporation states that directors of Here Media will not be personally liable to Here Media or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Here Media or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Here Media’s Certificate of Incorporation further provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of Here Media’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We also expect to maintain insurance on our directors and officers, which will cover liabilities under the federal securities laws.

Item 21.	Exhibits and Financial Statement Schedules.

See the exhibit index, which is incorporated herein by reference.

Item 22.	Undertakings.

(a) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 5th day of March, 2009.

Here Media Inc.

By:	/s/ Paul A. Colichman
Name:     Paul A. Colichman
Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul A. Colichman Name: Paul A. Colichman	Chief Executive Officer, President and Director (Principal Executive Officer)	March 5, 2009

/s/ Tony Shyngle Name: Tony Shyngle	Chief Accounting Officer (Principal Financial and Accounting Officer)	March 5, 2009

/s/ Stephen P. Jarchow Name: Stephen P. Jarchow	Chairman of the Board of Directors	March 5, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger dated as of January 8, 2009 by and among PlanetOut Inc., Here Media, Inc., HMI Merger Sub and the HMI Owners and HMI Entities signatory thereto (incorporated by reference to PlanetOut Inc.’s Current Report on Form 8-K filed with the SEC on January 14, 2009)*
3.1	Certificate of Incorporation of Here Media Inc.*
3.2	Form of Amended and Restated Certificate of Incorporation of Here Media Inc.
3.3	Bylaws of Here Media Inc.*
3.4	Form of Bylaws of Here Media Inc. to be adopted in connection with the proposed business combination*
4.1	Form of Certificate representing the Common Stock, par value $0.001 per share, of Here Media Inc.*
4.2	Form of Certificate representing the Special Stock, par value $0.001 per share, of Here Media Inc.
5.1	Opinion of Mayer Brown LLP regarding the validity of the securities registered*
8.1	Form of Opinion of Mayer Brown LLP regarding certain tax matters*
8.2	Form of Opinion of Howard Rice Nemerovski Canady Falk & Rabkin, a Professional Corporation, regarding certain tax matters*
21.1	Subsidiaries of Here Media Inc. (following the proposed business combination referred to herein)*
23.1	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm
23.2	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1)*
23.3	Consent of Howard Rice Nemerovski Canady Falk & Rabkin, a Professional Corporation (included in Exhibit 8.2)*
23.4	Consent of Phillip S. Kleweno*
24.1	Power of Attorney (included on the signature page)*
99.1	Consent of Viant Capital LLC, financial advisor to PlanetOut*
99.2	Consent of Allen & Company LLC, financial advisor to PlanetOut*
99.3	Form of PlanetOut proxy card*

*	Previously filed on January 15, 2009.